Form 20-F
period 2021-12-31
Gracell Biotechnologies Inc.
filed 2022-04-22
CIK 1826492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
Building 12
,
Block B
,
Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People’s Republic of China
(Address of principal executive offices)
Yili Kevin Xie, Chief Financial Officer
Telephone: +86
512
-6262-6701
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
As of December 31, 2021, 346,282,226 ordinary shares, par value of US$0.0001 per share, were outstanding on an as-converted
basis.
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
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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

☐  Yes            ☐  No

i

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“ADSs” are to the American depositary shares, each of which represents five of our ordinary shares;

•	“CAR” are to chimeric antigen receptor;

•	“ADRs” are to the American depositary receipts that evidence the ADSs;

•	“CDE” are to the Center for Drug Evaluation of the National Medical Products Administration in China;

•
“China” and “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan; “Greater China” does not exclude Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“CR” are to complete response, which generally means the disappearance of all signs of cancer in response to treatment, with the exact criteria varying from indication to indication;

•	“CRi” are to complete response with incomplete hematologic recovery;

•
“CRS” are to cytokine release syndrome, a symptom complex and an expected adverse event associated with
CAR-T
cell therapies and measured by Lee grading system or ASBMT grading system. Grade 1 CRS is generally associated with non-life
threatening symptoms and requires symptomatic treatment only, Grade 2 or Grade 3 CRS requires moderate to more aggressive intervention, and Grade 4 or higher CRS is associated with life-threatening symptoms that require ventilation support, or death;

•	“FDA” are to U.S. Food and Drug Administration;

•
“Gracell,” “we,” “us,” “our company,” or “our” are to Gracell Biotechnologies Inc. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiary;

•	“GvHD” are to graft versus host disease, where donor cells recognize the patient’s normal tissues as foreign and cause potentially lethal tissue damage;

•	“HvG” are to host versus graft rejection, where a patient’s immune cells recognize infused non-HLA-matched donor cells as foreign and reject them;

•
“ICANS” are to immune effector cell-associated neurotoxicity syndrome, a common adverse event and treatment-related toxicity observed after
CAR-T
cell therapies and measured by ASBMT grading system. Grade 1 ICANS is generally associated with low depressed level of consciousness where patients awaken spontaneously, Grade 2 or Grade 3 ICANS is generally associated with moderate depressed level of consciousness where patients still awaken to voice or tactile stimulus, and clinical seizure that resolves rapidly, and Grade 4 ICANS is generally associated more serious symptoms such as stupor, coma, prolonged seizure and deep focal motor weakness;

•
“MRD” are to minimal residual disease, the small number of cancer cells in the body after cancer treatment. An MRD positive or MRD+ test result means that disease was still detected after treatment; an MRD negative or
MRD-
result means that no disease was detected after treatment;

•	“NMPA” are to the National Medical Products Administration in China;

•	“Onset” are to the first appearance of any sign or symptom of an illness;

•	“ordinary shares” are to ordinary shares of our company, par value US$0.0001 per share;

•	“ORR” are to overall response rate, percentage of patients achieving a response to therapy;

•	“Renminbi” and “RMB” are to the legal currency of the PRC;

•	“PFS” are to progression-free survival, the length of time during and after the treatment of a disease, such as cancer, that a patient lives without the disease getting worse;

•	“PR” are to partial response;

•	“Preferred Shares” are to the series A, series B-1, series B-2 and series C preferred shares, par value $0.0001 per share;

•	“sCR” are to stringent complete response, a deeper response category than CR used in multiple myeloma;

•	“SOC” are to standard of care;

•	“TME” are to tumor microenvironment;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•
“we,” “us,” “our company” and “our” are to Gracell Biotechnologies Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated PRC affiliated entities; and

•	“VGPR” are to very good partial response.
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate as of December 31, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

•	the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;

•	our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical trials;

•	our manufacturing, commercialization, and marketing capabilities and strategy;

•	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

•	the need to hire additional personnel and our ability to attract and retain such personnel;

•	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

•	our expectations regarding the approval and use of our product candidates as first, second or subsequent lines of therapy or in combination with other drugs;

•	our ability to consistently maintain effective internal control over financial reporting;

•	our competitive position and the success of competing therapies that are or may become available;

•	our estimates of the number of patients that we will enroll in our clinical trials;

•	the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our plans relating to the further development of our product candidates, including additional indications we may pursue;

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
Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information—D. Risk Factors” in this annual report. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.
As used in this annual report, (i) “Shanghai Gracell Biotech” or the “ VIE” refers to Gracell Biotechnologies (Shanghai) Co., Ltd.; (ii) “Gracell Bioscience” or the “WFOE” refers to Gracell Bioscience (Shanghai) Co., Ltd., our wholly-owned subsidiary incorporated in the PRC; (iii) “Gracell HK” refers to Gracell Biotechnologies (HK) Limited, our wholly-owned subsidiary incorporated in Hong Kong; (iv) “Gracell Cayman” refers to Gracell Biotechnologies Inc., our Cayman Islands holding company; and (v) “Gracell,” “we,” “us,” “our company,” or “our” refer to Gracell Biotechnologies Inc. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiary.
Our Corporate Structure and Operation in China
Gracell Biotechnologies Inc., or Gracell Cayman, is a Cayman Islands holding company that conducts a significant portion of its operations through its wholly-owned subsidiaries in the United States, Hong Kong and China, as well as a variable interest entity, or VIE, and the VIE’s subsidiary. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the operating companies in China. PRC laws and regulations restrict and impose conditions on foreign investment in development and application of human stem cell or gene diagnostic and therapeutic technologies. Accordingly, these businesses are operated by the VIE and the VIE’s subsidiary in China. Neither Gracell Cayman nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Gracell Biotechnologies (Shanghai) Co., Ltd., or Shanghai Gracell Biotech, and the VIE’s subsidiary, Suzhou Gracell Biotechnologies Co., Ltd., or Suzhou Gracell Biotech. Instead, Gracell Cayman relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE’s nominee shareholders, which allow Gracell Cayman to (i) exercise effective control over the VIE and the VIE’s subsidiary; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law, to consolidate the financial results of the VIE and VIE’s subsidiary in its consolidated financial statements in accordance with U.S. GAAP.
For a detailed description about these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”
As a result, holders of the ADSs are not holding equity interest in the VIE or its subsidiary but instead are holding equity interest in Gracell Cayman, a Cayman Islands holding company whose consolidated financial results include those of the VIE and its subsidiary under U.S. GAAP.
Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. These contractual arrangements have not been tested in a court of law in the PRC. If the PRC government finds that these contractual arrangements do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE and its subsidiary. This would result in the VIE and its subsidiary being deconsolidated. As of December 31, 2019, 2020 and 2021, 41%, 24%, 15% of our assets were held by the VIE, respectively. An event that results in the deconsolidation of the VIE would have a material adverse effect on our operations and result in the value of the securities diminish substantially or even become worthless. There are substantial uncertainties regarding potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
In addition, we rely on contractual arrangements with the VIE and its shareholders for a portion of our business operations in China, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.”

We face various legal and operational risks and uncertainties related to doing business in China, including complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or PCAOB, on our independent registered public accounting firm, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless, as further explained below:

•
The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy”;

•
We believe that our corporate structure and contractual arrangements with the VIE comply with the current applicable PRC laws and regulations. As of the date of this annual report, we believe that our PRC subsidiaries and the VIE are not required to obtain permission or approval from the Chinese Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC, to operate their respective business in China or to approve our contractual arrangements with the VIE and its shareholders.
However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a different view. There can be no assurance that the PRC government authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. If we, our subsidiaries or the VIE inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control rights over the economic benefits and assets of the VIE and its subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure”; and

•
Recently, the PRC government initiated a series of regulatory actions and released guidelines to regulate business operations in China with little advance notice, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other foreign exchange. For a detailed description of risks and regulations related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act
Our auditor, an independent registered public accounting firm, is located in China, a jurisdiction where the PCAOB has determined on December 16, 2021 that it is unable to inspect or investigate completely PCAOB-registered public accounting firms. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, our securities will be prohibited from trading on any national securities exchange and in the over-the-counter market in the United States if our auditor cannot be fully inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate on June 22, 2021 is passed by the U.S. House of Representatives and signed into law. The termination in or any restriction on the trading of our securities will significantly limit or completely hinder our ability to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Transfer of Cash Through Our Organization
Although we consolidate the results of the VIE and its subsidiaries under U.S. GAAP, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. The cash flows that have occurred between Gracell Cayman, its subsidiaries and the VIE and its subsidiaries are summarized as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Fees paid for services to the VIE and its subsidiaries	6,604	16,906	16,226	2,546
Restrictions and Limitations on Transfer of Cash
Gracell Cayman is incorporated in the Cayman Islands and its businesses in China are conducted mainly through its PRC subsidiaries and partly through the VIE and its subsidiary. We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries and/or the VIE and its subsidiaries, to Gracell Cayman and holders of the ADSs as well as the ability to settle amounts owed under the contractual arrangements with the VIE.
Uncertainties regarding the interpretation and implementation of the contractual arrangements with the VIE could limit our ability to enforce such agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIE under the VIE agreements may be seriously hindered.
Current PRC regulations permit our PRC subsidiaries, including the WFOE, to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIE and its PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries and the VIE and its subsidiaries may also allocate a portion of their after-tax
profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WFOE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our PRC subsidiaries, including the WFOE, to distribute dividends to us or on the ability of the VIE to make payments to the WFOE may restrict our ability to satisfy our liquidity requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulation—Other PRC National- and Provincial-Level Laws and Regulations – Regulations Relating to Dividend Distributions.”

Gracell HK may be considered a
non-resident
enterprise for tax purposes, so that any dividends paid by our PRC subsidiaries to Gracell HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from PRC subsidiaries, or if Gracell HK is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders. If the PRC tax authorities determine that Gracell Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders and ADS holders, in each case that are non-resident
enterprises. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.”
In addition,
non-resident
enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if Gracell Cayman were deemed to be a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC
shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”
Our offshore entities are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our offshore capital raising activities to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiary.”
Additionally, the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE, by complying with certain procedural requirements. Dividends payments to us by Gracell HK in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries, including the WFOE, may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a negative effect on our results of operations and the value of your investment.”
Taxation on Dividends or Distributions
Gracell Cayman’ source of dividend partly comes from dividends paid by its PRC subsidiaries, including the WFOE, which in part depends on payments received from the VIE under the contractual arrangements with the VIE. None of our subsidiaries has declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and we have no current intention to pay dividends to shareholders or holders of ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the research and development of our product candidates and the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

Under the current laws of the Cayman Islands, Gracell Cayman is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings in the VIE, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings in the VIE (1)	100%
Tax on earnings at statutory rate of 25% at WFOE level	(25)%

Amount to be distributed as dividend from WFOE to Gracell HK (2)	75%
Withholding tax at tax treaty rate of 5%	(3.75)%

Amount to be distributed as dividend at Gracell HK level and net distribution to Gracell Cayman (3)	71.25%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.

(2)
China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Gracell HK level for any dividend distribution to Gracell Cayman.

(3)	If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Gracell HK level and net distribution to Gracell Cayman will be 67.5.

A.    [Reserved]
Disaggregated Financial Information Relating to the VIE
For the years ended December 31, 2019 and 2020, the VIE and its subsidiaries accounted for a substantial portion of our financial position, results of operations and cash flows. For the year ended December 31, 2021, the VIE and its subsidiaries accounted for an increasing proportion of our financial position, results of operations and cash flows. Set forth below are the condensed consolidating schedule showing the financial position as of December 31, 2020 and 2021, the results of operations and cash flows for the years ended December 31, 2019, 2020 and 2021 for (i) Gracell Cayman, (ii) the VIE and its consolidated subsidiaries, (iii) the WFOE (which is the primary beneficiary of the VIE) and (iv) other consolidated entities, and eliminating adjustments and consolidated totals (in thousands of RMB).
We expect that the financial position, results of operations and research and development activities of the VIE and its subsidiaries will constitute a material portion of our consolidated financial information for the foreseeable future. Accordingly, we believe the risks associated with the contractual arrangement with the VIE and its shareholders, if materialized, could adversely affect our financial position, results of operations, prospects or the value of the ADSs.

Condensed Consolidated Balance Sheets Data

	As of December 31, 2020
	Parent Only	Other Equity Subsidiaries	WFOE	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	683,565	448	20,546	49,749	—	754,308
Short-term investments	—	—	—	18,743	—	18,743
Amounts due from Group companies	—	—	270,885	48,505	(319,390)	—
Prepayments and other current assets	—	7	13,259	29,152	—	42,418

Total current assets	683,565	455	304,690	146,149	(319,390)	815,469
Investment in subsidiaries	148,654	149,678	—	—	(298,332)	—
Amounts due from Group companies-long-term	29,915	—	—	—	(29,915)	—
Property, equipment and software	—	—	40,682	78,401	—	119,083
Other non-current assets	17,568	—	3,086	9,744	—	30,398

TOTAL ASSETS	879,702	150,133	348,458	234,294	(647,637)	964,950

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Amounts due to Group companies	45,586	—	3,800	270,004	(319,390)	—
Accruals and other current liabilities	14,453	1,479	15,312	11,157	—	42,401
Short-term borrowings	—	—	—	49,990	—	49,990
Current portion of long-term borrowings	—	—	—	970	—	970

Total current liabilities	60,039	1,479	19,112	332,121	(319,390)	93,361
Deficit in subsidiaries	—	—	—	—	—	—
Deficit in VIEs	—	—	179,668	—	(179,668)	—
Amounts due to Group companies-long-term	—	—	—	29,915	(29,915)	—
Long-term borrowings	—	—	—	51,926	—	51,926

TOTAL LIABILITIES	60,039	1,479	198,780	413,962	(528,973)	145,287

Mezzanine equity	1,407,536	—	—	—	—	1,407,536

Shareholders’ equity (deficit):
Ordinary shares	68	336	469,813	6,016	(476,165)	68
Additional paid-in capital	—	552,447	72,150	66,134	(690,731)	—
Accumulated other comprehensive income	(23,912)	(1,408)	—	—	1,408	(23,912)
Accumulated deficit	(564,029)	(402,721)	(392,285)	(251,818)	1,046,824	(564,029)

Total shareholders’ equity (deficit)	(587,873)	148,654	149,678	(179,668)	(118,664)	(587,873)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)	879,702	150,133	348,458	234,294	(647,637)	964,950

	As of December 31, 2021
	Parent Only	Other Equity Subsidiaries	WFOE	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,517,362	106,790	82,634	122,220	—	1,829,006
Short-term investments	—	—	—	3,615	—	3,615
Amounts due from Group companies	—	50,000	487,676	65,705	(603,381)	—
Prepayments and other current assets	26	11	11,454	40,968	—	52,459

Total current assets	1,517,388	156,801	581,764	232,508	(603,381)	1,885,080
Investment in subsidiaries	—	159,818	—	—	(159,818)	—
Investment in VIEs	—	—	—	—	—	—
Amounts due from Group companies-long-term	372,092	—	—	—	(372,092)	—
Property, equipment and software	—	—	62,874	60,944	—	123,818
Operating lease right-of-use assets	—	—	24,825	4,827	—	29,652
Other non-current assets	—	—	13,604	7,983	—	21,587

TOTAL ASSETS	1,889,480	316,619	683,067	306,262	(1,135,291)	2,060,137

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Amounts due to Group companies	45,587	—	71,000	486,794	(603,381)	—
Accruals and other current liabilities	6,989	5,096	21,350	35,685	—	69,120
Short-term borrowings	—	—	—	66,100	—	66,100
Operating lease liabilities, current	—	—	13,160	4,367	—	17,527
Current portion of long-term borrowings	—	—	—	2,376	—	2,376

Total current liabilities	52,576	5,096	105,510	595,322	(603,381)	155,123
Deficit in subsidiaries	1,069	—	—	—	(1,069)	—
Deficit in VIEs	—	—	403,639	—	(403,639)	—
Amounts due to Group companies-long-term	—	312,592	—	59,500	(372,092)	—
Operating lease liabilities, non-current	—	—	14,100	730	—	14,830
Long-term borrowings	—	—	—	54,349	—	54,349
Other non-current liabilities	8,464	—	—	—	—	8,464

TOTAL LIABILITIES	62,109	317,688	523,249	709,901	(1,380,181)	232,766

Shareholders’ equity (deficit):
Ordinary shares	223	336	820,452	6,016	(826,804)	223
Additional paid-in capital	2,902,856	787,791	80,034	67,812	(935,637)	2,902,856
Accumulated other comprehensive income	(57,936)	(321)	—	—	321	(57,936)
Accumulated deficit	(1,017,772)	(788,875)	(740,668)	(477,467)	2,007,010	(1,017,772)

Total shareholders’ equity (deficit)	1,827,371	(1,069)	159,818	(403,639)	244,890	1,827,371

TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,889,480	316,619	683,067	306,262	(1,135,291)	2,060,137

Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2019
	Parent Only	Other Equity Subsidiaries	WFOE	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Other-intercompany(a)	—	—	—	6,604	(6,604)	—

Total revenues	—	—	—	6,604	(6,604)	—
Expenses
Research and development expenses	(2,289)	—	(34,073)	(82,856)		(119,218)
Administrative expenses	(3,334)	(2,812)	(11,986)	(9,230)	—	(27,362)
Other - intercompany(a)			(6,604)	—	6,604	—

Loss from operations	(5,623)	(2,812)	(52,663)	(85,482)	—	(146,580)
Interest income(d)	2,904	—	61	991	(24)	3,932
Interest expense(d)	—	—	—	(24)	24	—
Other income	—	—	—	1,449	—	1,449
Foreign exchange gain (loss), net	—	—	2,556	—	—	2,556
Equity in losses of subsidiaries and VIE(c)	(135,924)	(133,112)	(83,066)	—	352,102	—
Others, net	(21)	—	—	—	—	(21)

Loss before income taxes	(138,664)	(135,924)	(133,112)	(83,066)	352,102	(138,664)
Income tax expense	—	—	—	—	—	—

Net loss	(138,664)	(135,924)	(133,112)	(83,066)	352,102	(138,664)
Deemed contribution from convertible redeemable preferred shareholders	(25,390)	—	—	—	—	(25,390)
Accretion of convertible redeemable preferred shares to redemption value	(36,802)	—	—	—	—	(36,802)

Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(200,856)	(135,924)	(133,112)	(83,066)	352,102	(200,856)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(3,159)	(159)	—	—	159	(3,159)

Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(204,015)	(136,083)	(133,112)	(83,066)	352,261	(204,015)

	For the year ended December 31, 2020
	Parent Only	Other Equity Subsidiaries	WFOE	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Other-intercompany(a)	—	—	—	16,906	(16,906)	—

Total revenues	—	—	—	16,906	(16,906)	—
Expenses
Research and development expenses	(1,753)	(1,185)	(53,356)	(112,536)		(168,830)
Administrative expenses	(13,745)	(6,439)	(18,463)	(6,919)	—	(45,566)
Other - intercompany(a)			(16,906)	—	16,906	—

Loss from operations	(15,498)	(7,624)	(88,725)	(102,549)	—	(214,396)
Interest income(d)	2,179	—	822	554	(685)	2,870
Interest expense(d)	—	—	—	(2,840)	685	(2,155)
Other income	—	—	54	4,653	—	4,707
Foreign exchange gain (loss), net	(1,551)	—	(1,362)	(1)	—	(2,914)
Equity in losses of subsidiaries and VIE(c)	(197,030)	(189,406)	(100,195)	—	486,631	—
Others, net	—	—	—	(12)	—	(12)

Loss before income taxes	(211,900)	(197,030)	(189,406)	(100,195)	486,631	(211,900)
Income tax expense	—	—	—	—	—	—

Net loss	(211,900)	(197,030)	(189,406)	(100,195)	486,631	(211,900)
Accretion of convertible redeemable preferred shares to redemption value	(62,733)	—	—	—	—	(62,733)

Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(274,633)	(197,030)	(189,406)	(100,195)	486,631	(274,633)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(20,754)	(1,249)	—	—	1,249	(20,754)

Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(295,387)	(198,279)	(189,406)	(100,195)	487,880	(295,387)

	For the year ended December 31, 2021
	Parent Only	Other Equity Subsidiaries	WFOE	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Licensing and collaboration revenue	—	—	—	366	—	366
Other-intercompany(a)(b)	—	—	22,958	16,226	(39,184)	—

Total revenues	—	—	22,958	16,592	(39,184)	366
Expenses
Research and development expenses	(15,245)	(24,296)	(82,651)	(204,707)	—	(326,899)
Administrative expenses	(58,594)	(14,202)	(46,337)	(17,907)	—	(137,040)
Other-intercompany(a)(b)			(16,226)	(22,958)	39,184	—

Loss from operations	(73,839)	(38,498)	(122,256)	(228,980)	—	(463,573)
Interest income(d)	8,292	36	1,413	630	(1,255)	9,116
Interest expense(d)	—	—	—	(6,318)	1,255	(5,063)
Other income	—	—	45	9,075	—	9,120
Foreign exchange gain (loss), net	(55)	691	(1,933)	—	—	(1,297)
Equity in losses of subsidiaries and VIE(c)	(386,152)	(348,381)	(225,650)	—	960,183	—
Others, net	—	—	—	(57)	—	(57)

Loss before income taxes	(451,754)	(386,152)	(348,381)	(225,650)	960,183	(451,754)
Income tax expense	—	—	—	—	—	—

Net loss	(451,754)	(386,152)	(348,381)	(225,650)	960,183	(451,754)
Accretion of convertible redeemable preferred shares to redemption value	(1,989)	—	—	—	—	(1,989)

Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(453,743)	(386,152)	(348,381)	(225,650)	960,183	(453,743)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(34,024)	1,087	—	—	(1,087)	(34,024)

Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(487,767)	(385,065)	(348,381)	(225,650)	959,096	(487,767)

Notes to the Condensed Consolidated Statements of Operations Data

(a)
Reflects elimination of inter-company technical service fees charged by VIE to the WFOE subsidiaries. The VIE provided research and development related service to the WFOE and recognized revenue of RMB6.6 million, RMB16.9 million and RMB16.2 million in the years ended December 31, 2019, 2020 and 2021, respectively.

(b)
Reflects the elimination of the inter-company administrative expenses charged by WFOE to the VIE subsidiaries. The VIE received the business cooperation support from the WFOE and recognized the administrative expenses of RMB23.0 million in total in the year ended December 31, 2021.

(c)	Reflects the equity in loss of subsidiaries and VIEs which is eliminated in consolidation.

(d)	Reflects the elimination of the inter-company interest income and expenses.

Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2019
	Parent Only	Other Equity Subsidiaries	WFOE	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) generated from operating activities	(5,499)	(2,012)	(40,605)	(87,277)	—	(135,393)

Cash flows from investing activities:
Purchase of property, equipment and software	—	—	(17,913)	(38,519)		(56,432)
Investment in subsidiaries	(174,739)	(171,274)	—	—	346,013	—
Loans to Group companies and VIEs(e)(f)	(23,000)	—	(80,024)	—	103,024	—
Investments in short-term investments	—	—	—	(80,200)		(80,200)
Proceeds from disposal of short-term investments	—	—	—	178,000		178,000

Net cash (used in) generated from investing activities	(197,739)	(171,274)	(97,937)	59,281	449,037	41,368

Cash flow from financing activities
Repurchase of ordinary shares and preferred shares	—	—	—	(44,705)	—	(44,705)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	439,501	—	—	—	—	439,501
Borrowings under loans from Group companies(e)(f)	—	—	60	102,964	(103,024)	—
Capital contribution from parent	—	174,739	171,274	—	(346,013)	—

Net cash (used in) generated from financing activities	439,501	174,739	171,334	58,259	(449,037)	394,796

Effect of exchange rate on cash and cash equivalents	—	—	(603)	—	—	(603)
Net increase (decrease) in cash and cash equivalents	236,263	1,453	32,189	30,263	—	300,168

Cash and cash equivalents at the beginning of year	—	—	—	11,890	—	11,890

Cash and cash equivalents at the end of year	236,263	1,453	32,189	42,153	—	312,058

	For the year ended December 31, 2020
	Parent Only	Other Equity Subsidiaries	WFOE	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) generated from operating activities	(13,309)	(6,952)	(93,026)	(84,862)	—	(198,149)

Cash flows from investing activities:
Purchase of property, equipment and software	—	—	(25,313)	(54,087)		(79,400)
Investment in subsidiaries	(305,734)	(298,538)	—	—	604,272	—
Loans to Group companies and VIEs(e)(f)	(6,915)	—	(189,980)	—	196,895	—
Investments in short-term investments	—	—	—	(28,055)		(28,055)
Proceeds from disposal of short-term investments	—	—	—	13,514	—	13,514

Net cash (used in) generated from investing activities	(312,649)	(298,538)	(215,293)	(68,628)	801,167	(93,941)

Cash flow from financing activities
Repayment of convertible loans				(138,695)		(138,695)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	795,420	—	—	—	—	795,420
Borrowings under loans from Group companies(e)(f)	—	—	—	196,895	(196,895)	—
Capital contribution from parent		305,734	298,538		(604,272)	—
Proceeds from bank borrowings	—	—	—	103,008	—	103,008
Repayments of bank borrowings		—	—	(122)	—	(122)
Payment of initial public offering costs	(2,645)	—	(499)	—	—	(3,144)

Net cash (used in) generated from financing activities	792,775	305,734	298,039	161,086	(801,167)	756,467

Effect of exchange rate on cash and cash equivalents	(19,515)	(1,249)	(1,363)	—	—	(22,127)
Net increase (decrease) in cash and cash equivalents	447,302	(1,005)	(11,643)	7,596	—	442,250

Cash and cash equivalents at the beginning of year	236,263	1,453	32,189	42,153	—	312,058

Cash and cash equivalents at the end of year	683,565	448	20,546	49,749	—	754,308

	For the year ended December 31, 2021
	Parent Only	Other Equity Subsidiaries	WFOE	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) generated from operating activities	2,039	(34,535)	(105,277)	(166,777)	—	(304,550)

Cash flows from investing activities:
Purchase of property, equipment and software	—	—	(38,886)	(17,857)		(56,743)
Investment in subsidiaries	(227,146)	(350,638)	—	—	577,784	—
Loans to Group companies and VIEs(e)(f)	(342,177)	(50,000)	(192,454)	—	584,631	—
Investments in short-term investments	—	—	—	(10,000)		(10,000)
Proceeds from disposal of short-term investments	—	—	—	25,127		25,127

Net cash (used in) generated from investing activities	(569,323)	(400,638)	(231,340)	(2,730)	1,162,415	(41,616)

Cash flow from financing activities
Proceeds from initial public offering and over-allotment, net of underwriting discounts and commissions	1,448,959	—	—	—	—	1,448,959
Proceeds from exercise of options and restricted share units	1,745	—	—	—	—	1,745
Borrowings under loans from Group companies(e)(f)	—	312,592	50,000	222,039	(584,631)	—
Capital contribution from parent	—	227,146	350,638		(577,784)
Proceeds from bank borrowings	—	—	—	71,233	—	71,233
Repayments of bank borrowings	—	—	—	(51,294)	—	(51,294)
Payment of initial public offering costs	(14,458)	—	—	—	—	(14,458)

Net cash (used in) generated from financing activities	1,436,246	539,738	400,638	241,978	(1,162,415)	1,456,185

Effect of exchange rate on cash and cash equivalents	(35,165)	1,777	(1,933)	—	—	(35,321)
Net increase (decrease) in cash and cash equivalents	833,797	106,342	62,088	72,471	—	1,074,698

Cash and cash equivalents at the beginning of year	683,565	448	20,546	49,749	—	754,308

Cash and cash equivalents at the end of year	1,517,362	106,790	82,634	122,220	—	1,829,006

Notes to the Condensed Consolidated Cash Flow Data

(e)	The VIE received the loans from the parent company of RMB23.0 million, RMB6.9 million and RMB29.6 million in total in the years ended December 31, 2019, 2020 and 2021, respectively.

(f)	The VIE received the loans from the WFOE of RMB80.0 million, RMB190.0 million and RMB192.5 million in total in the years ended December 31, 2019, 2020 and 2021, respectively.

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects would likely be materially and adversely affected. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Information.”
Summary of Risk Factors
The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully.
Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:
Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital

•
We are a clinical-stage biopharmaceutical company with limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•	We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

•
We will need to obtain funding from time to time to complete the development and any commercialization of our product candidates, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

•
Raising additional capital may cause dilution to holders of the ADSs or other securities of our company, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Risks Related to the Development of Our Product Candidates

•
Our product candidates are based on novel technologies, which make it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.

•
Our future success is highly dependent on the regulatory approval of GC012F, GC027, GC502 and our other pipeline programs. All of our product candidates will require significant preclinical study and clinical trial before we can seek regulatory approval for and launch a product commercially.

•	We may not be successful in our efforts to extend our pipeline of product candidates, including identifying or discovering additional product candidates in the future.

•
Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.

•
Adverse effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, cause us to abandon product candidates, limit the commercial profile of an approved label or result in significant negative consequences following any potential marketing approval.

•
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

Risks Related the Development of Our Product Candidates

•
All of our product candidates are in early stages of development. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•
Our product candidates are based on novel technologies, which make it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.

Risks Related to Our Business Operations

•	As a company currently with substantial operations outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

•	We are a fast-growing emerging company and may experience difficulties in managing this growth.
Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

•
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

•
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Risks Related to the Commercialization of Our Product Candidates

•
If we are unable to establish sales, marketing and distribution capabilities for our product candidates, or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing our product candidates, if and when they are approved.

•	We operate in a rapidly changing industry and face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
Risks Related to Our Intellectual Property

•
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

•
The intellectual property landscape around technology involving cellular therapies, including
CAR-T
cell therapies, is highly dynamic, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could significantly harm our business.

Risks Related to Our Corporate Structure

•
The uncertainties in the PRC legal system may subject our contractual arrangements to different interpretations or enforcement challenges, or subject us to severe penalties or force us to relinquish our interests in our operations.

•	We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.
Risks Related to Doing Business in China

•
The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy.

•	The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs.

•	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

•
If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC
shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.

•	The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

•
We and our shareholders face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-PRC
company or immovable properties located in China owned by
non-PRC
companies.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
Various proceedings and legislative and regulatory developments due to political tensions between the U.S. and China may have an adverse impact on our listing and trading in the U.S., including adverse impact on the market prices of the ADSs.

•
Proceedings instituted by the SEC against the “big four”
PRC-based
accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, adverse impact on the trading prices of the ADSs, or possible delisting.

Risks Related to the ADSs

•	If we fail to maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

•	Holders of the ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.
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
We have no products approved for commercial sale, have not generated any revenue from commercial sales of our product candidates, and have incurred net losses and experienced negative operating cash flows since we commenced operations in 2017. For each year ended December 31, 2019, 2020 and 2021, our net losses were RMB138.7 million, RMB211.9 million and RMB415.8 million (US$70.9 million), respectively, and our net cash used in operating activities was RMB135.4 million, RMB198.1 million and RMB304.6 million (US$47.8 million), respectively. As of December 31, 2021, we had an accumulated deficit of RMB1,017.8 million (US$159.7 million).
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

•
conduct preclinical studies and clinical trials for any additional product candidates that we may pursue in the future, including ongoing and planned development of additional therapies for the treatment of hematologic malignancies and solid tumors;

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
As of December 31, 2021, we had RMB1832.6 million (US$287.6 million) in cash, cash equivalents and short-term investments. We had received total net proceeds of approximately US$220.2 million from our initial public offering in 2021 (including in connection with the underwriters’ exercise of the over-allotment options in full). We believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we might need to raise additional capital to complete the development and commercialization of our lead product candidates, GC012F, for the treatment of r/r MM and
B-NHL,
GC027, for the treatment of r/r
T-ALL,
and GC502 for the treatment of
B-cell
malignancies and our other product candidates and in connection with our continuing operations and other planned activities. Our future capital requirements will depend on many factors, including:

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
We have concentrated our primary research and development efforts on our
CAR-T
cell therapies using our proprietary technology platforms, FasTCAR and TruUCAR, our proprietary technology such as SMART CART
TM
, our
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
We may not be able to successfully develop our
CAR-T
product candidates or our technology in a manner that will yield products that are safe, effective, scalable or profitable. Additionally, because our technology involves the genetic modification of patient cells ex vivo
, we are subject to additional regulatory challenges and risks, including:

•
regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, only a few
CAR-T
cell therapy products that involve the genetic modification of patient cells have been approved in the United States and/or the European Union, and two
CAR-T
cell therapy products have been approved in China;

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

Our future success is highly dependent on the regulatory approval of GC012F, GC027, GC502 and our other pipeline programs. All of our product candidates will require significant development through preclinical studies and/or clinical trials before we can seek regulatory approval for and launch a product commercially.
We do not have any products that have gained regulatory approval for marketing. Our business is substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialize our lead product candidates, GC012F, for the treatment of r/r MM and
B-NHL,
GC027, for the treatment of r/r
T-ALL,
GC502, for the treatment of
B-cell
malignancies, and our other pipeline programs. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialize product candidates in China or other countries without obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions, such as the NMPA in China, the European Medicines Agency in the European Union and the Pharmaceuticals and Medical Devices Agency in Japan. Before obtaining regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls comply with regulatory requirements with respect to such product candidate. Prior to seeking approval for any of our product candidates, we will need to confer with the FDA, the NMPA and other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to seek and gain approval for our product candidates. In addition, approval policies, regulations, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s research and development and may vary among jurisdictions. It is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.
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

•
a delay in or the ability of health authorities to complete regulatory inspections of our development activities, regulatory filings or manufacturing operations, whether as a result of the
COVID-19
pandemic or other reasons, or our satisfactorily complete such inspections;

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
A key element of our strategy is to use our proprietary technology platforms, FasTCAR and TruUCAR, our in-house
know-how
and our expertise in tumor biology and cell programming to develop and deliver what we believe are safer and more effective next generation
CAR-T
cell therapies. Our initial focus is on the development of a pipeline of product candidates for the treatment of hematological cancers, including our lead product candidates, GC012F, for the treatment of r/r MM and
B-NHL,
GC027, for the treatment of r/r
T-ALL,
and GC502, for the treatment of
B-cell
malignancies, and the progression of these product candidates through clinical development. We also have a broad portfolio of earlier stage candidates targeting various cancer indications, such as hematologic cell malignancies and solid tumors. However, we may not be able to develop product candidates that are safe and effective, or which compare favorably with other commercially available alternatives. Even if we are successful in continuing to build our pipeline and developing next generation product candidates or expanding into solid tumor indications, such as mesothelin-positive cancers including ovarian cancer and Claudin
18.2-positive
cancers, the potential product candidates that we identify may not be suitable for clinical development, including as a result of lack of safety, lack of tolerability, lack of anti-tumor activity, or other characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. There is no assurance that we will be able to successfully advance any of these additional product candidates through the development process. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

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
Results from preclinical studies are not necessarily predictive of future clinical trial results, and interim results of a clinical trial or an investigator-initiated Phase 1 trial are not necessarily indicative of final results. While we have received some data to date in the investigator-initiated Phase 1 trials that are supportive of further development for our lead product candidates, such as GC012F, for the treatment of r/r MM and
B-NHL,
GC027, for the treatment of r/r
T-ALL,
and GC502, for the treatment of
B-cell
malignancies, these trials are still ongoing except for the completed investigator-initiated Phase 1 trials for GC007g and GC019F, and there is no assurance that we will be able to generate positive data in the subsequent clinical trials. For example, we are still in the process of producing and collecting trial data for GC012F and GC027 in order to support our expected IND applications for GC012F in r/r MM to the FDA and the NMPA in the second half of 2022, and to initiate regulatory interactions for GC027 during the next 12 months. We also have a broad portfolio of earlier stage product candidates, and because they are in earlier stages of development, we do not know whether these candidates will be effective and safe for the intended indications in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite results in preclinical studies or having successfully advanced through initial investigator-initiated Phase 1 trials that are supportive of further development. Any failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidates.
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
From time to time, we may publicly disclose interim, preliminary or topline data from our preclinical and clinical studies as well as results and findings from the investigator-initiated trails of our product candidates conducted by principal investigators if we obtain their consent, which are based on a preliminary analysis of then-available data and are subject to change as patient enrollment and treatment continues and more patient data become available. For example, we have reported interim data from the ongoing investigator-initiated Phase 1 trials of GC012F for the treatment of r/r MM, GC027 for the treatment of
T-ALL
and GC502, for the treatment of
B-cell
malignancies, elsewhere in this annual report. Both of these trials are being conducted by principal investigators at specialized hospitals in China. Adverse differences between previous preliminary or interim data and future interim or final data could significantly harm our business prospects. We may also announce topline data following the completion of a preclinical study, investigator-initiated Phase 1 trial (with necessary consent from principal investigators) or clinical trial, which may be subject to change following a more comprehensive review of the data related to the particular study or trial.
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
We expect that operating our own commercial cell manufacturing facilities will provide us with enhanced control of material supply for both preclinical and clinical studies and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term cost margins. However, we have limited experience as a company in designing and operating a commercial manufacturing facility and may never be successful in developing new manufacturing capability either on our own or together with a third-party. We have entered into a Manufacturing Services Agreement with Lonza Houston, Inc. for clinical manufacturing of our FasTCAR-enabled
CAR-T
cell product candidates in the U.S. We are considering establishing a manufacturing facility in the United State and may consider establishing more manufacturing sites as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful in developing new manufacturing capability, our manufacturing operations could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors, or we may not be successful in establishing sufficient capacity to produce our product candidates in sufficient quantities to meet the requirements for the potential launch or to meet potential future demand, all of which could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.
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
As of December 31, 2021, we had 348 full-time employees. As our development and commercialization plans and strategies to expand and develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:

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
Our ability to compete in the highly competitive biopharmaceutical industry depends upon our ability to attract and retain highly qualified management, research and development, clinical, financial and business development personnel. We are highly dependent on our management, scientific and medical personnel, including Dr. William Wei Cao, our Founder and Chief Executive Officer, Dr. Martina Sersch, our Chief Medical Officer, Dr. Yili Kevin Xie, our Chief Financial Officer, and Dr. Jenny Yajin Ni, our Chief Technology Officer. Although we have entered into employment arrangements with the members of our senior management, other than Dr. Cao, each of them may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our employees.
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
In China, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the Cyber Security Law of PRC, or the Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators” which may include all network service providers in China. On December 28, 2021, the CAC, and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Opinions on Strictly Cracking Down on Illegal Securities Activities which was issued on July 6, 2021 also requires improving relevant laws and regulations on data security, cross-border data flow, and confidential information management, revising the regulations on strengthening confidentiality and file management related to the issuance and listing of securities overseas. In addition, the Personal Information Protection Law promulgated by the SCNPC on August 20, 2021, which became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information. Furthermore, the Data Security Law of the PRC was published on June 10, 2021 by the National People’s Congress and came into effect on September 1, 2021. The law consists of seven chapters, namely General Provisions, Data Security and Development, Data Security System, Data Security Protection Obligation, Security and Openness of Government Data, Legal Liability and Supplementary Provisions. On November 14, 2021, the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC for public comments requires data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third party data security service provider and submit assessment report to local agency of the CAC. Drafts of some of these measures have now been published, which if enacted, may require security review before transferring human health-related data out of China. Moreover, currently no detailed rules or implementation of the Cybersecurity Review Measures or the Draft Data Security Regulations have been issued by the CAC, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant
operations, among other sanctions, which could materially and adversely affect our business and results of operations. In addition, the relationship between the Data Security Law of the PRC and the implemented National Security Law of the PRC, the Cyber Security Law of the PRC, the Confidentiality Law of the PRC, the Personal Information Protection Law of the PRC, and the Biosecurity Law of the PRC needs to be carefully clarified. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. The regulations of the People’s Republic of China on the Administration of Human Genetic Resources promulgated by the State Council on May 28, 2019 and implemented on July 1, 2019 stipulates that in order to obtain marketing authorization for relevant drugs and medical devices in China, no approval is required in international clinical trial cooperation using China’s human genetic resources, or the HGR at clinical institutions without export of HGR materials. However, the two parties among international clinical trial cooperation shall file the type, quantity and usage of the HGR to be used with the administrative department of science and technology under the State Council before clinical trials. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data and administrative fines. China’s Ministry of Science and Technology, or the MOST, issued the Draft Implementing Rules on the Administrative Regulations on Human Genetic Resources for public comment, or the HGR Draft Implementing Rules, on March 22, 2022. The MOST is soliciting public comments until April 21, 2022. The HGR Drafting Implementing Rules provides that the party that carries out the collection, reservation and provision overseas of human genetic resources in PRC should be a PRC research institution, high education school, medical institution and enterprise, and Foreign Entities, including foreign organization, individual and organ established or de facto
controlled by them, shall not collect, reserve or provide overseas human genetic resources in PRC. In addition, the provision or access of human genetic resources to foreign organization, individual or the organ established or de facto
controlled by them shall be filed with the MOST.

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
A sustained outbreak of the
COVID-19
coronavirus could adversely impact our business, including our clinical trials.
There has been a sustained outbreak of the
COVID-19
virus in China and globally. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked. The highly-transmissible Delta and Omicron variants of
COVID-19
have caused authorities in various countries and regions to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. In March 2022, due to the spread of
COVID-19
in China, Chinese government imposed lockdown in certain cities and districts, including Shanghai. As a result, we have experienced disruptions to our operations in Shanghai, which could temporarily impact our business and clinical trials. While we believe the impact of the COVID-19 on our business, operations and timelines and plans of our preclinical studies and clinical trials remains immaterial to date, we may experience further impacts in the future, including:

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
The extent to which the
COVID-19
coronavirus may impact our business and clinical trials is highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, government-imposed lockdown, and social distancing regulations, travel restrictions, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease.
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

Our development activities, regulatory filings and manufacturing operations also could be harmed or delayed by a shutdown of the U.S. government, including the FDA, or governments and regulatory authorities in other jurisdictions. As of May 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the
COVID-19
pandemic in line with its user fee performance goals. In July 2020, the FDA noted that it is continuing to expedite oncology product development with its staff teleworking full-time. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval
inspection or an inspection of clinical sites is required and due to the
COVID-19
pandemic and travel restrictions FDA is unable to complete such required inspections during the review period. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. In May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause
inspections that are not deemed mission-critical, remain temporarily suspended. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021, announced plans to continue progress toward resuming standard operation levels. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. In July 2021, the FDA issued a Q&A to further illustrate the actions that it may take when it cannot inspect a facility due to factors including travel restrictions. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the ongoing
COVID-19
pandemic and may experience delays in their regulatory activities. If the FDA or other health authorities are delayed or unable to complete required regulatory inspections of our development activities, regulatory filings or manufacturing operations, or we do not satisfactorily complete such inspections, our business could be materially harmed. If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenue will be impaired.
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
There has been heightened governmental scrutiny in China and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, Congressional leadership, the Trump administration, and the Biden administration, have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In China, the government has recently announced their intension to revise and introduce more measures on the centralized procurement of drugs, price management and setting up standards on charges for medical consultants and prescriptions, all for the purpose of reducing people’s medical expenses. In the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.
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
For example, the Affordable Care Act, or ACA, was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. H.R. 1: An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018, or the Tax Cuts and Jobs Act, includes a provision repealing, effective January 1, 2019, the tax-based
shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the
ACA-mandated
“Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax.

On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. Further, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. In March 2020, the Supreme Court granted a writ of certiorari and agreed to review the judgement of the federal appeals court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the ACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the ACA will remain in effect in its current form for the foreseeable future. However, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.
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
Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 included a $135 billion allowance over 10 years to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket
drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Additionally, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out-of-pocket
costs of drugs that contained additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket
costs of drug products paid by consumers. The HHS has solicited feedback on some of these measures and, at the same time, has implemented others under its existing authority. The FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. On November 23, 2020, a trio of industry groups sued HHS and FDA, seeking to enjoin the final rule, and a few days later, Canada passed an interim order banning the export of certain drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale,
as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. HHS was sued over the rule, which was challenged as arbitrary and capricious under the Administrative Procedure Act. In response, the government agreed to delay the effective date and evaluate the rule adopted by the previous administration. In the interim, the status quo has been restored. The likelihood of implementation of, or willingness to defend, any of the other Trump administration reform initiatives is uncertain, particularly in light of the transition to the Biden administration. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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
Our success depends, in large part, on our ability to obtain, maintain, defend and enforce patent protection in the United States, China and other countries with respect to our product candidates and technology. We seek to protect our proprietary position by filing patent applications related to our technology and product candidates in the major pharmaceutical markets, including China and the United States. As of March 31, 2022, our patent portfolio for our lead product candidates and technology platforms was comprised of one issued invention patent in China, four patent applications in China, two patent applications in Hongkong, three patent applications in the U.S., three patent applications in Israel, three patent applications in Australia, three patent applications in Europe, three patent applications in Singapore, three patent applications in South Korea, three patent applications in Japan, one patent application in Canada and three patent applications in Taiwan. In addition, as of March 31, 2022, we owned six PCT applications, six patent applications in the U.S., seven issued invention patents in China and 15 issued utility model patents in China, 21 patent applications in China, three patent applications in Europe, and five patent applications in Taiwan related to our other products and/or technologies. If we are unable to obtain or maintain patent protection with respect to our proprietary product candidates and technology or do not otherwise adequately obtain, maintain and protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing our product candidates we may develop is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

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
Our commercial success depends, in part, on our ability and/or the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary and modular
CAR-T
cell technology without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. There has been extensive patenting activity in the field of
CAR-T
cellular therapies, and pharmaceutical companies, biotechnology companies, and academic institutions are competing with us or are expected to compete with us in this field and filing patent applications potentially relevant to our business. We are aware of several third-party patents, and patent applications that, if issued, may be construed to cover our proprietary and modular
CAR-T
cell technology and product candidates, including GC012F, GC502 and GC027. We are in the process of negotiating licenses with certain third-party holders of such patent rights and we may find it necessary or prudent to obtain additional such licenses. However, we may be unable to secure such licenses on commercially reasonable terms, or at all, or otherwise acquire or in-license
any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for product candidates we may develop and base editing technology. Even if we obtain a license, it may only be non-exclusive,
which may limit our ability to stop others from using or commercializing technology and products similar or identical to ours. If we are unable to obtain a license, such third parties may seek to enforce their patent rights against us claiming that our product candidates infringe such patent rights and may obtain injunctive or other equitable relief against us, which could effectively block our ability to further develop and commercialize one or more of our product candidates in the countries where such patent protection exists. Defense of these claims, including demonstrating non-infringement,
invalidity or unenforceability of the respective patent rights in question, regardless of their merit, is time-consuming, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot guarantee that a court of competent jurisdiction will hold in our favor in any such proceeding. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing product candidates or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the market price of the ADSs.

The field of
CAR-T
cell therapies is still in its infancy, and only a few product candidates have reached the market. Due to the intense research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is evolving and in flux, and it may remain uncertain for the coming years. There may be significant intellectual property related litigation and proceedings relating to our owned and in-licensed,
and other third party, intellectual property and proprietary rights in the future. Numerous third-party issued patents exist in this area of biotechnology, including relating to the modification of T cells and the production of
CAR-T
cells, and including patents held or controlled by our competitors, such as Nanjing Legend Biotech, 2seventy bio, Inc., Allogene, Inc., Juno Therapeutics, Inc. (acquired by Celgene Corporation), Kite Pharma, Inc. (a Gilead Sciences, Inc. company), Poseida Therapeutics, Autolus Therapeutics plc, Novartis AG and other companies or academic institutions. Because of the large number of patents issued and patent applications filed in our field, these and other third parties could allege they have patent rights encompassing our product candidates, technologies or methods.
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
Intellectual property laws in China are constantly evolving, with efforts being made to improve intellectual property protection in China, which currently may not be sufficient to protect our intellectual property in China. For example, an amendment to the PRC Patent Law, or Amendment to the PRC Patent Law, was approved in October 2020 and became effective on June 1, 2021, which introduced patent extensions to eligible innovative drug patents. The patents owned by third parties may be eligible for patent term extension, which may in turn affect our ability to commercialize our product candidates (if approved) without facing infringement risks. The precise length of any such extension by a third party is uncertain though the extended length has a maximum of five years. If we are required to delay commercialization for an extended period of time, technological advances may develop and new products may be launched, which may render our product non-competitive.
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
We rely, in part, on license and other strategic agreements, which subject us to various obligations, including diligence obligations with respect to development and commercialization activities, payment obligations for achievement of certain milestones and royalties on product sales, negative covenants and other material obligations. For example, we received a license from ProMab Biotechnologies, Inc. to develop and commercialize certain
CAR-T
technology related to our GC007g, and GC019F product candidates in the field of human therapeutics in Greater China. If we fail to comply with the obligations under our license agreements, including as a result of
COVID-19
impacting our operations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license agreements are terminated, we may not be able to develop, manufacture, market or sell the products covered by our agreements and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidates being developed under any such agreement.
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
We are a Cayman Islands exempted company and we obtain control over the VIE, Gracell Biotechnologies (Shanghai) Co., Ltd., or Shanghai Gracell Biotech, through our wholly owned PRC subsidiary, Gracell Bioscience (Shanghai) Co., Ltd., or Gracell Bioscience or the WFOE, by entering into a series of contractual arrangements by and among the WFOE, the VIE, and its shareholders, which enable us to (i) exercise effective control over the VIE, (ii) receive economic benefits from the VIE that potentially could be significant to the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE, when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate its financial results under U.S. GAAP. See “Item 4. Information on the Company––C. Organizational Structure” for further details.
Our PRC legal counsel, AllBright Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that (i) the ownership structure of the WFOE, the VIE and its subsidiary are in compliance with applicable PRC laws or regulations and (ii) such contractual arrangements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.
If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between the WFOE and the VIE;

•	imposing fines, confiscating the income from the WFOE or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE;

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
The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to exert effective control over or consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.
We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with Shanghai Gracell Biotech, the VIE, and its shareholders, and its subsidiary to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.
If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their respective obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIE may not be as effective in controlling our business operations as direct ownership.
Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current structure, our business, financial condition and results of operations.
On March 15, 2019, the Standing Committee of the National People’s Congress of the PRC passed the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Among other things, the Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted by foreign individuals, enterprises and other organizations, or collectively, the Foreign Investors, in a direct or indirectly manner, including any of the following circumstances: (1) the foreign investor establishes a foreign-invested enterprise within the territory of China, independently or jointly with any other investor; (2) the foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China; (3) the foreign investor makes investment to initiate a new project within the territory of China, independently or jointly with any other investor; and (4) the foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council. The Foreign Investment Law leaves uncertainty with respect to whether Foreign Investors controlled PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment”. PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry
national treatment together with a “negative list,” or the Negative List, which shall be promulgated by or promulgated with approval by the State Counsel, to be specific, Foreign Investors are prohibited from making any investments in the fields which are catalogued into prohibited industries for foreign investment based on the Negative List, while Foreign Investors are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the Negative List have been satisfied; when Foreign Investors make investments in the fields other than those included in the Negative List, the national treatment principle shall apply. Besides, certain approval and/or filing requirements shall be fulfilled in accordance with applicable foreign investment laws and regulations.

The operations that we conduct through the VIE and its subsidiary may be subject to the latest version of the “negative list”, namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which was promulgated on December 27, 2021 and became effective on January 1, 2022, or the 2021 Negative List. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and consequently affecting our ability to prepare for and seek approval and commercialization of our product candidates both in China and elsewhere.
The shareholders of the VIE may have actual or potential conflicts of interest with us and fail to perform their obligations under our contractual arrangements, which, in turn, may adversely affect our business and financial condition.
The shareholders of the VIE may have potential conflicts of interest with us. For example, Dr. William Wei Cao is one of the shareholders of the VIE. Dr. Cao is also our founder, chairman and chief executive officer. Any shareholder of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with any of them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. For the shareholders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. The shareholders of the VIE have executed powers of attorney to appoint the WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIE, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Under our current contractual arrangements, (i) the spouse of the individual shareholders of the VIE has executed a spousal consent letter, under which such spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIE and its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of the WFOE. However, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third-party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third-party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredicted costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.
Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine the contractual arrangements among the WFOE, the VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.
We may lose the ability to use and enjoy assets held by the VIE and its subsidiary that are important to our business if the VIE and its subsidiary declare bankruptcy or become subject to a dissolution or liquidation proceeding.
As part of our contractual arrangements with the VIE, the VIE and its subsidiary hold certain assets that are material to the operation of certain portion of our business, including permits, domain names and certain of our intellectual property rights. If the VIE and its subsidiary are declared bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
If the chops of our PRC subsidiary, the VIE and its subsidiary, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of the WFOE and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.
All the agreements under our contractual arrangements with the VIE and its equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.
Risks Related to Doing Business in China
The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy.
We conduct our operations in China through our PRC subsidiaries and the VIE and its subsidiary. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.
The new, stricter regulations or interpretations of existing regulations imposed by the central or local governments may require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations, and if relevant regulations are issued and become effective in a short notice, we may not be able to take the required actions in a timely manner without allocating significant resource.

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
In addition, the PRC government has significant oversight and discretion over the conduct of our operations and may intervene or influence our operations as the government deems appropriate to further regulatory, political and social goals. The PRC government has recently published new policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release further regulations or policies or take regulatory actions regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in companies like us.
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

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents and materials needed for regulatory investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no entity or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. On April 2, 2022, CSRC, MoF, National Administration of State Secrets Protection, and National Archives Administration jointly issued a draft of the revision on Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies for public comments, or Confidentiality Provision Revision Draft, pursuant to which, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Where there is ambiguity or dispute over the identification of a state secret, a request shall be submitted to the competent secrecy administrative department for determination; where there is ambiguity or dispute over the identification of a government work secret, a request shall be submitted to the competent government authority for determination. In addition, Confidentiality Provision Revision Draft also provides that overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities.
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
In the past, local governments in China granted certain financial incentives from time to time to the VIE and its subsidiary as part of their efforts to encourage the development of local businesses. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Governments authorities may decide to reduce or eliminate incentives or may amend or terminate the relevant financial incentive policies at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including compliance with the applicable agreements and completion of the specific obligations therein. We cannot guarantee that we will satisfy all relevant conditions, and if we fail to satisfy any such conditions, we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations. In addition, according to relevant PRC tax laws and regulations, enterprises in the PRC are entitled to tax preferences when certain requirements and qualifications are satisfied.
We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 166, 168 of the Company Law of the PRC (Amended in 2018), each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. As of December 31, 2021, our PRC subsidiaries have not generated any after-tax
profit and therefore have not set aside any capital reserve fund.
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
The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC’s approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Measures, for public comments. These drafts stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these drafts prescribe that the domestic enterprises should submit filing documents to the CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on
offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

In addition, on December 28, 2021, the CAC, and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.
On July 30, 2021, State Council of the PRC promulgated Regulations on the Security Protection of Critical Information Infrastructure, effective on September 1, 2021, which stipulates the obligations and liabilities of the regulators, society and critical information infrastructure operators, or the CIIOs, in protecting the security of critical information infrastructure, or the CII. In addition, drafts of some of these measures have now been published, including the draft rules on the Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad, which may, upon enactment, require security review before transferring human health-related data out of China. On October 29, 2021, the CAC published the Measures on Security Assessment of Cross-border Transfer of Data (Draft for Comments), which provides that data processors are required to make self-assessment of the risks before transferring data cross-border, and are required to apply for security assessment for cross-border data transfer in any of the certain circumstances.
On December 14, 2021, CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments which provides that a data processor who processes personal information of more than 1 million individuals shall go through the cyber security review if it intends to be listed in a foreign country, and if a data processor conducts any data processing activities that affect or may affect national security, an application for cyber security review shall also be made by such processor. And the Draft Data Security Regulations require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third party data security service provider and submit assessment report to local agency of the CAC. The Draft Data Security Regulations provide a broad definition of data processing activities, including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, and the Draft Data Security Regulations also provide a broad definition of data processor as individuals and entities which autonomously determine the purpose and method during data processing activities. However, the Draft Data Security Regulations provide no further elaboration on what constitutes a situation that “affects or may affect national security” and are subject to further changes before being formally adopted and coming into effect.
On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks to issue shares overseas and list and trade shares overseas, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. According to a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

As of the date of this annual report, we believe that our PRC subsidiaries and the VIE are not required to obtain permission or approval from the CSRC or the CAC for us to maintain our listing status on the Nasdaq Global Select Market. In addition, as of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. If the CSRC, the CAC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.
Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, the CAC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.
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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F.

Various proceedings and legislative and regulatory developments due to political tensions between the U.S. and China may have an adverse impact on our listing and trading in the U.S., including adverse impact on the market prices of the ADSs.
Political tensions between the United States and China have escalated due to, among other things, trade disputes, the
COVID-19
outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trade, investment, technological exchange and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.
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
The 2021 Negative List provides that foreign investment is prohibited in the development and application of human stem cell or gene diagnostic and therapeutic technologies. As of the date of this annual report, there has been no official interpretation of the scope of “human stem cell or gene diagnostic and therapeutic technologies” and the application of this regulation remains unclear. If our
CAR-T
cell therapies or other technologies that are being researched and developed are deemed by relevant PRC regulatory agencies as falling into the category of “human stem cell or gene diagnostic and therapeutic technologies,” Gracell Bioscience would be prohibited from engaging in the research or development of such technologies in the future. For risks relating to the “negative list” in connection with the VIE structure, see “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current structure, our business, financial condition and results of operations.”
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
We have adopted an employee stock option plan, which was amended and restated in October 2020, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In addition, our shareholders and board of directors have approved a share incentive plan in December 2020 which became effective in January 2021. As of the date of this annual report, options to purchase a total of 8,086,785 ordinary shares have been granted and outstanding under our employee stock option plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” As of the date of this annual report, we incurred share-based compensation expenses relating to awards granted under our employee stock option plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate
the vesting schedules,
lock-up
period, exercise price or other key terms applicable to the grants under our currently effective employee stock option plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

Risks Related to the ADSs
If we fail to maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. As a public company, we are subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. The presence of material weaknesses, if identified, could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our operating results or result in our auditors issuing a qualified audit report. See “Item 15. Controls and Procedures” for a detailed description of management’s report on internal control over financial reporting and remediation of a material weaknesses in internal control over financial reporting reported in 2020. In order to maintain effective disclosure controls and procedures and internal controls over financial reporting, we must expend significant resources and provide significant management oversight. There can be no assurance that we will be effective in maintaining adequate internal controls.
If either we are unable to conclude that we have effective internal controls over financial reporting or, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on the Nasdaq.
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
We were likely a passive foreign investment company for 2021 and there is a significant risk that we will be a PFIC for the current and possibly future taxable years, which could result in adverse tax consequences to our U.S. shareholders.
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
Based on our estimated income, assets and market capitalization for 2021, we were likely a PFIC for 2021. While we hold a substantial amount of cash and cash equivalents our PFIC status for any taxable year will depend primarily on the average value of our goodwill. Because our market capitalization has declined substantially since our initial public offering (including in recent months), if the value of our goodwill is determined by reference to our market capitalization there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The treatment of our goodwill as a passive or active asset will depend on the allocation of our goodwill to our business assets, which is subject to significant uncertainty. Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of the ADSs, which may be volatile). Therefore, declines in our market capitalization could adversely affect our PFIC status for any taxable year. Our status may also depend, in part, on how quickly we utilize our current cash balances in our business. Furthermore, prior to the commercialization of any of our product candidates, for any taxable year interest or other passive income may constitute 75% or more of our total gross income. Moreover, it is not entirely clear how the contractual arrangements between us, the VIE and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is not treated as owned by us for these purposes. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Because our PFIC status is a factual determination, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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
As of March 31, 2022, Dr. William Wei Cao, including through Gracell Venture Holdings Limited, beneficially owned approximately 27.5% of our ordinary shares. As a result, Dr. Cao will exercise significant influence over all matters requiring a shareholder vote, including the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated memorandum of association; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of Dr. Cao may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Dr. Cao may seek to cause us to take courses of action that, in his judgment, could enhance his investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including our public investors. As a result, the market price of our shares could decline or shareholders might not receive a premium over the then-current market price of our shares upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.
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
As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq corporate governance listing standards. For example, Rule 5605 of the Nasdaq Stock Market Rules requires listed companies to have, among other things, a majority of its board members to be independent, and to have independent director oversight of executive compensation and nomination of directors.
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
There are provisions in our memorandum and articles of association that may make it difficult for a third-party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other shareholders. For example, our board of directors will have the authority to issue up to 1,000,000 shares of an additional class or classes of shares, which could include preferred shares. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the other classes of shares without any further vote or action by our shareholders. The issuance of such shares may delay or prevent a change of control transaction. As a result, the market price of the ADSs and the voting and other rights of our shareholders may be adversely affected. An issuance of other classes of shares may result in the loss of voting control to other shareholders.
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
The trading price of the ADSs has been volatile and has ranged from a low of US$1.68 to a high of US$33.7 since the ADSs started to trade on Nasdaq on January 8, 2021.
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

In May 2018, we incorporated Gracell Biotechnologies Inc., or Gracell Cayman, under the laws of the Cayman Islands as our offshore holding company. Shortly after its incorporation, Gracell Cayman established a wholly owned subsidiary, Gracell Biotechnologies Holdings Limited, or Gracell BVI, under the laws of the British Virgin Islands in May 2018. Gracell BVI in turn established its wholly owned subsidiaries Gracell Biotechnologies (HK) Limited, or Gracell HK, and Gracell Biopharmaceuticals, Inc., or Gracell US, in June 2018 and February 2020, respectively. In August 2018, Gracell Bioscience (Shanghai) Co., Ltd., which we refer to as Gracell Bioscience or our wholly foreign-owned enterprise, or WFOE, in this annual report, was incorporated as a PRC subsidiary wholly owned by Gracell HK. The WFOE incorporated its wholly owned PRC subsidiaries Gracell Biomedicine (Shanghai) Co., Ltd. and Hainan Gracell Biomedicine Co., Ltd., in August 2020 and June 2021, respectively. In July 2021, Suzhou Gracell Bioscience Co., Ltd. was incorporated as a PRC subsidiary wholly owned by Gracell HK.
We obtained control over Shanghai Gracell Biotech, or the variable interest entity, or VIE, and its subsidiary through a series of contractual arrangements, as amended and restated, entered into among the WFOE, the VIE and shareholders of the VIE. As a result, we are regarded as the primary beneficiary of the VIE and its subsidiary. We treat the VIE and its subsidiary as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to our variable interest entity structure, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with The VIE and its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
PRC laws and regulations impose restrictions on foreign ownership companies engaged in the development and application of human stem cell or gene diagnostic and therapeutic technologies, or the Restricted Activities. Although as of the date of this annual report, there has been no official interpretation of the scope of the Restricted Activities, and the application of this regulation remains unclear, we carry out all of our operations that may fall into the Restricted Activities through the VIE and its subsidiary. We use the WFOE to carry out preliminary research and development activities on animals, which we believe do not fall into the Restricted Activities. The research and development activities of the VIE and its subsidiary are not attributable to the WFOE.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”
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

In addition to our technology platforms, we utilize our proprietary technology modules, Dual CAR, and SMART CART
TM
, to generate enhanced product candidates. With a construct to take advantage of the suppressive tumor microenvironment, or TME, to combat solid tumors, SMART CART
TM
is designed to enhance
CAR-T
cell proliferation and duration of killing, and to resist exhaustion with improved persistence of
CAR-T
cells. Leveraging our pioneering platforms, technology modules, know-how
and experience, we are developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates that we believe will unlock the long-held promise of
CAR-T
cell therapies for a broad range of patients with advanced hematologic malignancies and solid tumors.
GC012F, our lead FasTCAR autologous product candidate, is currently being studied in investigator-initiated Phase 1 trials in China for two indications, MM and
B-NHL.
Data was presented at ASCO 2021 where 19 r/r MM patients had been enrolled and treated. 18 out of 19 patients (94.7%) were classified as high-risk according to mSMART 3.0 criteria, a subgroup of MM patients with less favorable treatment outcomes for SOC treatment. As of the January 12, 2021 data cutoff date, 18 of 19 patients responded to therapy, resulting in an overall response rate, or ORR, of 94.7%. Cytokine release syndrome, or CRS, a common and expected adverse event in
CAR-T
cell therapy was observed with mostly low grade and managed with SOC, including tocilizumab and steroids and resolved in all cases. No patient developed immune effector cell-associated neurotoxicity syndrome, or ICANS, another common adverse event and treatment-related toxicity observed after
CAR-T
cell therapy. In November 2021, GC012F received an Orphan Drug Designation from the FDA for the treatment of MM.
GC027, our lead TruUCAR allogeneic product candidate, is being studied in an investigator-initiated trial in China and has demonstrated a high initial response rate with all six enrolled adult r/r
T-ALL
patients, or 100%, achieving a CR or complete response with incomplete hematologic recovery, or CRi, as of the February 4, 2021 data cutoff date. Grade 3 or 4 CRS was observed in all patients and was managed with standard of care, tocilizumab and ruxolitinib treatment, as well as best supportive care. No ICANS or acute graft versus host disease, or aGvHD, was observed.
GC502, our lead TruUCAR allogeneic product candidate, is being studied in an investigator-initiated trial in China. The early results of this first-in-human
clinical study has been presented at AACR 2022. Between September 2021 and January 2022, four r/r
B-ALL
patients were enrolled and treated in the IIT study in China in two different dose levels and with two different formulations. Patients were heavily pretreated, and all had previously received either autologous or donor derived CD19 or CD19/CD22 targeted
CAR-T
therapy. As of the January 28, 2022, three out of four patients achieved minimal residual disease negative complete response or complete response with incomplete count recovery
(MRD-
CR/CRi). CRS presented as Grade 2 and Grade 3 with no Grade 4 or 5 events. No ICANS or aGvHD were observed.
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

Our pioneering platforms, FasTCAR and TruUCAR, are designed to provide significant advantages as highlighted below:

•
FasTCAR.
FasTCAR is designed to address the most pressing challenges associated with autologous therapies, such as lengthy manufacturing time, suboptimal manufacturing quality, high therapy cost and poor T cell fitness. We transform the three primary production steps—activation, transduction and expansion—into a single “concurrent activation-transduction” step. This is achieved by utilizing XLenti vectors derived from lentivirus to concurrently activate and transduce resting T cells and enable them to stably express one or more CARs and proliferate actively in vivo
. In addition, FasTCAR manufactured
CAR-T
cells are younger, less exhausted and show enhanced proliferation, tissue migration and tumor cell clearance activities as demonstrated in preclinical studies, eliminating the need for the ex vivo expansion phase in the conventional process. This streamlined process significantly shortens the production time from an industry norm of two to six weeks and achieves next-day
manufacturing. Shorter manufacturing time is of particular importance to increasing the widespread utility of
CAR-T
cell therapies, particularly in the case of rapidly progressing cancers. We established fully-closed capability designed to produce FasTCAR product candidates while reducing the risk of contamination and optimizing cost-efficiency. Our significantly shorter manufacturing time and highly efficient manufacturing process may result in meaningful cost savings, increasing the accessibility of cell therapies for cancer patients. We are developing our lead autologous product candidate, GC012F, on our FasTCAR platform.

•
TruUCAR.
TruUCAR is designed to generate high-quality allogeneic
CAR-T
cell therapies that can be administered
“off-the-shelf”
at lower cost. As with FasTCAR, TruUCAR uses a lentivirus to deliver its CAR. TruUCAR has several key design differences when compared to conventional allogeneic
CAR-T
approaches. TruUCAR is designed to specifically target a patient’s T cells and natural killer, or NK, cells that would otherwise be directed against the foreign, or allogeneic, cells resulting in rejection by the patients. This feature allows our allogeneic cell therapies to expand in the patient without the need for combination treatment with immunosuppressive agents like anti-CD52 antibodies that may leave a patient at increased risk for infection. TruUCAR is designed to avoid HvG and GvHD, severe adverse events of allogeneic
CAR-T
cell therapies, and rapidly eliminate cancer cells. As a result, TruUCAR’s approach has the potential to significantly reduce the cost and length of treatment by achieving fast remission and avoiding anti-CD52 treatment and potentially HSCT. We believe that TruUCAR could potentially result in meaningful cost savings, further increasing the accessibility of cell therapies for cancer patients. We are developing our lead allogeneic product candidates, GC027 and GC502, as well as multiple allogeneic pipeline candidates based on our TruUCAR platform.

In addition, we have a suite of technology modules, Dual CAR and SMART CART
TM
, that can be leveraged with FasTCAR and TruUCAR to generate
CAR-T
cell therapies. Dual CAR has the potential to control relapse by reducing the likelihood of antigen escape and to reduce rejection of the
CAR-T
cells by patients treated with TruUCAR-enabled allogeneic
CAR-T
cell therapies. SMART CART
TM
is designed to strengthen the functionality of
CAR-T
cells to combat solid tumors, and aims to overcome TME. SMART CART
TM
includes signaling mechanism of inhibitory TME molecule to enhance expansion and persistence and to reduce the exhaustion of CAR T cells. We believe this design has the potential to reverse and turn immunosuppressive signals of TME into stimulatory reactions of
CAR-T
cells. SMART CART
TM
technology can be applied to many targets for the treatment of solid tumors. Additionally, with donor-derived CAR technique, we are developing an allogeneic
CAR-T
cell therapy program using T cells from
HLA-matched
donors to minimize risk of GvHD as well as HvG without gene editing.
We have generated a pipeline of autologous and allogeneic cell therapy candidates with the potential to treat both hematologic malignancies and solid tumors. Our clinical development strategy is built on the robust pre-IND
investigator-initiated trial programs that we have established in partnership with top-tier
hospitals in China. We engineer, produce and provide
CAR-T
cells to the principal investigators at those hospitals for administration in patients. The principal investigators agree to provide us results and findings generated from the investigator-initiated trials. We do not have direct access to the raw data or underlying data points from these studies. The availability of early safety and efficacy data for our pipeline candidates allows us to determine and de-risk
our portfolio strategy in early stages of development. In addition, we may be able to utilize certain parts of data for future filings and submissions to regulatory agencies. There is no guarantee that this strategy will be successful or will speed up the development of our product candidates. We have generated all our product candidates internally.

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
RR MM = relapsed and/or refractory multiple myeloma, ND MM = newly-diagnosed multiple myeloma,
B-NHL
= B cell
non-Hodgkin’s
lymphoma,
B-ALL
= B cell acute lymphoblastic leukemia,
T-ALL
= T cell acute lymphoblastic leukemia
Our lead product candidates include:

•
GC012F.
GC012F is a FasTCAR-enabled dual BCMA- and CD19-directed autologous
CAR-T
product candidate being studied in investigator-initiated Phase 1 trials across multiple centers in China, for two indications, MM and
B-NHL.
Data was presented at ASCO 2021 where 19 r/r MM patients had been enrolled and treated. 18 out of 19 patients (94.7%) were classified as high-risk according to mSMART 3.0 criteria, a subgroup of MM patients with less favorable treatment outcomes for SOC treatment. As of the January 12, 2021 data cutoff date, 18 of 19 patients responded to therapy, resulting in an overall response rate, or ORR, of 94.7%. Based on these results, we expect to submit IND applications for GC012F in r/r MM to the FDA and the NMPA in the second half of 2022. We have extended our timeline for IND submission in the U.S. for GC012F for r/r MM to the second half of 2022. While we have made significant progress with our tech transfer from our Suzhou GMP manufacturing facility to the U.S. CDMO, this revised timeline reflects the impact to the industry-wide high demand for cell therapy manufacturing capacity.

•
GC019F.
GC019F is a FasTCAR-enabled CD19-directed autologous
CAR-T
product candidate that has been studied for the treatment of adult
B-ALL
in an investigator-initiated Phase 1 trial across multiple centers in China. We have obtained IND approval from the NMPA to study GC019F in adult
B-ALL
and have initiated the Phase 1 trial for GC019F in r/r
B-ALL.

•
GC027.
GC027 is a TruUCAR-enabled
CD7-directed
allogeneic
CAR-T
product candidate being studied for the treatment of adult
T-ALL
in an investigator-initiated Phase 1 trial across multiple centers in China. As of February 2021, six adult r/r
T-ALL
patients were enrolled and treated on study. All six patients enrolled had relapsed from, or were refractory to, their prior line of therapy. All six evaluable patients achieved a CR or CRi, resulting in all patients obtaining a response, including five patients, or 83%, achieving
MRD-
CR on Day 28 after treatment. CRS was observed in all patients and was resolved with treatment. No patient developed ICANS or acute GvHD. We expect to initiate regulatory interactions for GC027 during the next 12 months.

•
GC502.
GC 502 is a TruUCAR-enabled dual CD19- and CD7 -directed,
off-the-shelf
allogeneic
CAR-T
product candidate being studied for the treatment of
B-cell
malignancies in an ongoing investigator-initiated Phase 1 trial in China. GC502 is manufactured using T cells from non-HLA
matched healthy donors. An enhancer molecule is embedded in the basic construct of TruUCAR to enhance proliferation of TruUCAR T cells. Optimized for CD19/CD7 dual CAR functionality and in vivo
durability, GC502 has demonstrated robust anti-tumor efficacy with promising potential to suppress HvG rejection in preclinical models.

•
GC007g.
GC007g is a donor-derived CD19-directed allogeneic
CAR-T
cell therapy that has been studied for the treatment of r/r
B-ALL
in a completed investigator-initiated Phase 1 trial, where
CAR-T
cells were manufactured using T cells from an
HLA-matched
healthy donor. We have obtained IND approval from the NMPA to study GC007g in
B-ALL
and were granted approval from the NMPA on December 24, 2020 for a seamless Phase 1/2 registrational trial. Following completion of enrollment of the first dosing cohort, we have advanced GC007g to the second dose cohort in the Phase 1/2 registrational trial. Our goal is to submit a biologics license application, or BLA, to the NMPA for GC007g upon completion of a registrational trial.

In addition to our lead product candidates, we have a broad portfolio of earlier stage product candidates targeting various cancer indications, such as hematologic malignancies and solid tumors.
CAR-T
cell manufacturing is a critical component of our clinical development and future commercialization, as
CAR-T
cell therapies are complex and, in the case of autologous therapies, highly personalized. We control our manufacturing in China mainly through our good manufacturing practices, or GMP, compliant manufacturing facility in Suzhou and also through our Shanghai process development center for preclinical and clinical engineering runs, making us self-sufficient in the production of
CAR-T
cells for preclinical and clinical development as well as early stage commercialization. We established fully-closed capability in our Suzhou facility and Shanghai process development center, which are designed to produce FasTCAR product candidates while reducing contamination risks and optimizing cost-efficiency. With this fully-closed design, we will be able to operate multiple systems in one manufacturing cleanroom at the same time, with each system producing
CAR-T
cells for an individual patient. We believe these advantages, coupled with our ability to achieve next-day
manufacturing for autologous
CAR-T
cells in one production shift, allow us to substantially reduce manufacturing costs, improve productivity and scale up our production in a cost-efficient manner. Our Shanghai process development center supports high-quality engineering runs for IND preparations.
We are led by an experienced management team with an unwavering commitment to developing next generation cell and gene therapies. Our Founder and Chief Executive Officer, Dr. William Wei Cao, Ph.D., B.M., has over 30 years of research and development experience in the biotechnology industry and previously co-founded
and served as chief executive officer and executive board member of Cellular Biomedicine Group, Inc., a cell therapy company. Prior to that, Dr. Cao held research positions at Harvard Medical School and Stanford University Medical Center, as well as senior roles at Chiron (Novartis and Bayer) and Affymetrix (ThermoFisher). Our Chief Medical Officer, Dr. Martina Sersch, M.D., has over 25 years of academia and industry experience and previously served in senior leadership roles at Amgen, Roche/Genentech and Pfizer. Dr. Sersch also served as Chief Medical Officer of Mustang Bio, Inc. (Nasdaq: MBIO), a Nasdaq-listed
CAR-T
and gene therapy company where she successfully led the IND approval of a
CAR-T
cell therapy. Our Chief Financial Officer, Dr. Yili Kevin Xie, Ph.D., has over 20 years of experience in healthcare industry and healthcare investment and held various leadership and management positions at Fosun Group, Locust Walk Capital, Scopia Capital, and Great Point Partners. Dr. Xie serves on the board of Humanigen Inc. (Nasdaq: HGEN). Our Chief Technology Officer, Dr. Jenny Yajin Ni, Ph.D., M.D., has over 25 years of experience in process and product development for gene and cell therapies and vaccines. Dr. Ni previously served as Head of Process Development at both Pfizer and Allogene Therapeutics. Prior to that, Dr. Ni also served as Director of Tech Operations at VIRxSYS Inc., where she held roles of increasing responsibility across process and analytical development, technology transfer, as well as technical support for GMP manufacturing and quality control, or QC, testing.

Our Proprietary Technologies
With FasTCAR, we are able to deliver younger, less exhausted T cells for autologous cell therapies with enhanced activities and next-day
manufacturing versus the industry norm of two to six weeks. With TruUCAR, we are able to derive T cells from non-HLA-matched
healthy donors to generate allogeneic
CAR-T
cell therapies that are readily available
off-the-shelf
at lower cost for a broad range of patients, including those less suitable for autologous
CAR-T
cell therapies. In addition, we have a suite of technology modules including Dual CAR, that can be leveraged with FasTCAR and TruUCAR technology platforms to generate
CAR-T
cell therapies. Dual CAR enables dual tumor antigen-targeting that can potentially improve efficacy by reducing potential disease relapse possibly caused by antigen escape. With SMART CART
TM
, we are able to reverse and turn immunosuppressive signals of tumor microenvironment, or TME, into stimulatory reactions of
CAR-T
cells to generate less exhausted T cells to combat solid tumors. Additionally, with donor-derived CAR technique, we are developing an allogeneic
CAR-T
cell therapy program using T cells from
HLA-matched
donors to minimize risk of GvHD as well as HvG without gene editing.
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
next-day
manufacturing.

Comparison of FasTCAR Manufacturing Process and the Conventional Process

As exemplified by the preclinical studies for FasTCAR T cells targeting CD19 as well as the FasTCAR T cells targeting BCMA/CD19, FasTCAR T cells are younger, less exhausted and show enhanced proliferation, tissue migration and tumor cell clearance activities, as compared to conventional
CAR-T
cells, as demonstrated by the figures below. We conducted a preclinical study in which the percentages of stem cell memory T cells, or Tscm cells, and central memory T cell, or Tcm cells, in BCMA/CD19-targeting FasTCAR T cells were compared to those in conventional
CAR-T
cells in vitro. Memory T cells, such as Tscm cells and Tcm cells, are indicators of T cell youth, and are associated with
CAR-T
cell therapeutic effects. Effector memory T cells, or Tem cells, and effector T cells, or Teff cells, are late-differentiated T cells that attack the tumor cells. As depicted in the figure below, we observed that FasTCAR T cells were younger than conventional
CAR-T
cells as demonstrated by the larger percentage of Tscm and Tcm cells in the FasTCAR T cells.

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
B-NHL.
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
As depicted in the figure below, to reduce HvG, we engineer T cells to express a CAR that specifically targets a patient’s own T cells and NK cells that would otherwise be directed against the foreign, or allogeneic,
CAR-T
cells, preventing rejection by the patient without affecting the recovery of other immune cell compartments, such as monocytes and granulocytes, during treatment. This feature allows our allogeneic cell therapies to survive in a patient’s immune system without the need for combination treatment with anti-CD52 antibodies that may leave the patient at risk for infection. To reduce the possibility of GvHD from allogeneic T cells, we utilize CRISPR/Cas9 to disrupt the T cell receptor alpha constant, or TRAC, locus to eliminate surface expression of the TCR complex of our TruUCAR product candidates. Furthermore, to eliminate potential fratricide, or self-killing of
CAR-T
cell during the production process, we utilize CRISPR/Cas9 to disrupt CD7, a pan T and NK marker on the
CAR-T
cells. We have also implanted our proprietary enhancer for proliferation, or EP in TruUCAR T cells utilizing a lentivirus-based gene delivery system, to strengthen cell expansion and in vivo engraftment. We believe these differentiating design features of TruUCAR can work together to enable the creation of safer and more effective allogeneic
CAR-T
cell therapies.

Mechanism of Action of TruUCAR

Since TruUCAR is modular, alternative CAR constructs targeting against different antigens can be applied to TruUCAR to achieve similar effects. For example, the
anti-HvG
and anti-GvHD functions can be carried out by a dual CAR design or a single CAR design for dual functions. In the case of a dual CAR design, as depicted in the figure above, one CAR serves a “defensive” purpose, targeting the patient’s own alloreactive killer T cells and NK cells while the second CAR serves an “attack” purpose, targeting tumor antigen to eradicate tumor cells. GC502, our dual CD19- and
CD7-directed
off-the-shelf
allogeneic
CAR-T
product candidate, for example, leverages such unique dual CAR design with one CAR targeting CD7 to suppress HvG rejection and the second CAR targeting CD19. In the case of a single CAR design, as in the case of GC027, our
CD7-directed
allogeneic
CAR-T
product candidate, the CAR targeting CD7 carries out dual functions, targeting both alloreactive killer T cells and NK cells, as well as T leukemia cells.
We believe that TruUCAR could potentially result in meaningful cost savings, further increasing the accessibility of
CAR-T
cell therapies for cancer patients. In preclinical studies that we conducted for TruUCAR T cells targeting CD7, TruUCAR T cells demonstrated comparable short-term cancer cell killing in vitro and better long-term expansion over conventional UCAR T cells targeting CD7 without EP modifications.

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
T-ALL,
TruUCAR T Cells Demonstrated Better
In Vivo
Engraftment and Anti-Leukemia Effects Compared to Conventional UCAR T Cells

Technology Enhancements
We also have a suite of proprietary technology modules, Dual CAR and SMART CART
TM
, that can be leveraged with FasTCAR and TruUCAR technology platforms to generate
CAR-T
product candidates.
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
SMART CART
TM
SMART CART
TM
is designed to further strengthen the functionality of
CAR-T
cells and aims to overcome TME. Reversing and turning immunosuppressive signals of TME into stimulatory reactions of
CAR-T
cells, SMART CART
TM
includes altered expression of the receptor and signaling mechanism of an inhibitory TME molecule to increase proliferation and persistence, and to reduce exhaustion of CAR T cells. We can apply SMART CART
TM
to many targets for the treatment of solid tumors.
Mechanism of Action of SMART CART
TM

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
Our Clinical Development
FasTCAR Autologous Product Candidates
GC012F:
BCMA-CD19-directed Autologous Dual
CAR-T
for the Treatment of Multiple Myeloma and B Cell
Non-Hodgkin’s
Lymphoma
Overview
GC012F, our FasTCAR-enabled autologous dual
CAR-T
product candidate, is currently being studied in investigator-initiated Phase 1 trials across multiple centers in China, for two indications, MM and
B-NHL.
The goal of GC012F is to tackle MM by simultaneously targeting both malignant plasma cells expressing BCMA and early progenitor cells expressing CD19. Targeting both antigens in multiple myeloma is designed to drive fast, deep and durable responses in MM patients. This trial commenced in September 2019 and has been sponsored and conducted by principal investigators at specialized hospitals in China. Data was presented at ASCO 2021 where 19 r/r MM patients had been enrolled and treated. 18 out of 19 patients (94.7%) of these patients were classified as high-risk according to mSMART 3.0 criteria, a subgroup of MM patients with less favorable treatment outcomes for SOC treatment. These patients often, in later lines, do not respond to therapy or soon progress after a short initial response, making them particularly challenging to treat even with novel agents. Despite this, as of the January 12, 2021 data cutoff date, 18 of 19 patients responded to therapy, resulting in an overall response rate, or ORR, of 94.7%. CRS, a common and expected adverse event in
CAR-T
cell therapy was observed with mostly low grade and managed with SOC, including tocilizumab and steroids and resolved in all cases. No patient developed ICANS, another common adverse event and treatment-related toxicity observed after
CAR-T
cell therapy. In November 2021, GC012F received an Orphan Drug Designation from the FDA for the treatment of MM.
Background on Multiple Myeloma
Multiple myeloma is the third most common type of blood cancer in the United States, originating from plasma cells, a type of immune cell that is typically responsible for secreting antibodies to fight infection. DNA damage can turn these plasma cells into cancerous cells known as myeloma cells. Often asymptomatic initially, in later stages of the disease patients experience a number of different signs and symptoms that can greatly vary. Multiple myeloma patients may experience severe bone pain, anemia, kidney dysfunction, easy bruising and bleeding and infections as the disease progresses. Myeloma cells produce high levels of single antibodies, resulting in dysfunction of the immune system and kidneys and other organs. Overproduction of abnormal plasma cells are also a hallmark of MM. The underlying cause of the disease is still unknown. In recent years, many advances have been made to treat MM, however, the disease is still considered incurable. Globally, approximately 160,000 patients are diagnosed with MM every year with about 34,920 expected to be diagnosed in the United States in 2021.
Multiple myeloma patients with certain cytogenetic and other abnormalities are classified by the International Myeloma Working Group, or IMWG, and Mayo Stratification for Myeloma and Risk-Adapted Therapy, or mSMART, criteria as high-risk patients. They represent a smaller portion of the overall MM patient population accounting for approximately
20-30%
of MM patients. High-risk patients have a much higher risk of early relapse and shorter progression free and overall survival. These patients are considered the most difficult to treat MM patients, typically with a poor prognosis. Novel antibody therapy has not yet shown to add any significant benefit to this subgroup of patients when added to SOC therapy in early lines of therapy. This challenge was discussed in the Hematologic Malignancies-Plasma Cell Dyscrasia session at the 2020 American Society of Clinical Oncology Annual Meeting (ASCO 2020, Highlights of the Day Session, Suzanne Lentzsch). High-risk MM continues to represent a high unmet medical need in all stages of the disease and through all lines of therapy.

Background on B Cell
Non-Hodgkin’s
Lymphoma
Non-Hodgkin’s
lymphoma, or NHL, is a group of blood cancers that developed from lymphocytes, most commonly derived from B cells, i.e.,
B-NHL.
Globally, approximately 510,000 patients were diagnosed with NHL in 2018. About 80,470 patients are expected to be diagnosed with NHL in the United States in 2022.
Dual Antigen Targeting with GC012F
CAR-T
cell therapies directed at BCMA are now well-established part of treatment in late line MM. However,
CAR-T
cells targeting a single antigen may not be sufficient to control disease relapse. According to a 2016 study of BCMA expression after
CAR-T
treatment, BCMA loss occurred in approximately 10% of MM patients after BCMA-targeted therapy. Additionally, it has been demonstrated that CD19-directed
CAR-T
cell therapy was effective in certain MM patients, likely due to CD19 expression on subsets of MM cells, including early-stage MM cells, known as progenitor cells. In order to improve the efficacy, depth and duration of responses to
CAR-T
cell therapy for r/r MM, we designed GC012F with dual CARs targeting both BCMA and CD19.
In addition, CD19 is a well-established
B-NHL
target, and
CAR-T
cell therapy directed at CD19 has provided an encouraging modality for the management of r/r
B-NHL.
However, published research data also suggest that 39% to 97% of clinical NHL cell samples also express BCMA. By simultaneously targeting BCMA and CD19, GC012F is designed to improve efficacy outcome in r/r
B-NHL
patients.
As depicted in the figure below, in the GC012F construct, BCMA and CD19 scFv are linked, and joined by a hinge, a transmembrane domain, a co-stimulatory
domain and CD3
z
intracellular domain.
GC012F Structure

Investigator-Initiated Phase 1 Trials and Preliminary Evidence of Clinical Benefit
GC012F is being studied in ongoing investigator-initiated Phase 1 trials across multiple centers in China, for the treatment of two indications, MM and
B-NHL.
The primary endpoint of the
first-in-human,
single-arm,
open-label studies is safety, as determined by the occurrence of treatment-related adverse events, such as CRS and ICANS. CRS is the most significant treatment-related toxicity, and may result from rapid immune activation induced by
CAR-T
cell therapies. CRS initially manifests with fever, depending on grade hypoxia and hypotension and can progress to a life-threatening condition. Another common toxicity observed after
CAR-T
cell therapy is ICANS which may manifest as delirium, encephalopathy, aphasia and lethargy among other symptoms. A key secondary endpoint is preliminary efficacy, as determined by clinical response, such as sCR, CR in accordance with the IMWG uniform response criteria for MM. IMWG criteria have been utilized in registrational trials of approved drugs, including as a primary endpoint. As such, ORR and depth of response such as MRD and sCR are important parameters to establish efficacy in MM. ORR, the percentage of patients achieving a response to therapy, is also a secondary endpoint for this trial, and an approvable endpoint for MM in later line settings.

The study in r/r MM commenced in September 2019 and has been sponsored and conducted by principal investigators at specialized hospitals in China. As of January 2021, 19 patients had been enrolled and this trial continued to enroll patients. Patients enrolled in the trial were heavily pretreated including with anti-CD38 agents (four out of 19 patients). Patients had failed a median of five prior lines of therapy. In addition, 18 patients, representing 94.7% of total patients enrolled, had high-risk features as assessed by mSMART 3.0 guidelines. This trial is distinguished by the high percentage of high-risk patients, making the demonstration of a high ORR and a longer lasting response particularly meaningful. As such, based on the data observed, GC012F may represent a highly competitive new treatment approach to high-risk MM and beyond.
According to study protocol, all patients in this investigator-initiated Phase 1 trial were preconditioned with fludarabine and cyclophosphamide over three days. Following preconditioning, the principal investigators at this trial administered GC012F as single infusion. As of January 12, 2021, 19 patients had been enrolled and were evaluable for assessment.
Response Assessment, as of January 12, 2021

Efficacy Results.
As of January 12, 2021, 18 of 19 patients had responded to therapy, resulting in an ORR of 94.7% of VGPR or better. Response was observed in all dosage levels with the earliest response observed on Day 28 after treatment. In dose level 3, or DL3, all nine patients, or 100% of patients, achieved
MRD-
sCR. The median
follow-up
time was 13.8 months, with a range of six to 16 months post infusion.

Minimal Residual Disease Assessment, as of January 12, 2021

At one month and six months after treatment, 16 and 14 patients, respectively, were evaluable for efficacy assessment. 13 of 16 evaluable patients, or 81.3%, were
MRD-
at one month after treatment, and all 14 evaluable patients, or 100%, were
MRD-
at six months after treatment. Of the overall 19 patients, seven patients were measured by flow cytometry with a sensitivity level of 10
-4
, and 12 patients were measured by EuroFlow, a standardized procedure designed to measure MRD, with a sensitivity level of 10
-6
and at least 1.08x10
^7
cells analyzed. At the analysis at six months post treatment, all nine patients in DL3, which were evaluable for assessment, or 100%, had achieved and maintained
MRD-
sCR, which includes patients heavily pretreated, including by anti-CD38 agents such as daratumumab.
Safety Results.
As of January 12, 2021, 18 out of the 19 patients experienced CRS with mostly low grade. 16 patients, or 84%, experienced Grade 1 or Grade 2 CRS and two patients, or 11%, experienced Grade 3 CRS. No Grade 4 or Grade 5 CRS was observed. The median time to onset, the first appearance of any symptom, of CRS was six days, with a range from two to ten days. The median duration of CRS was four days, with a range from one to eight days. CRS symptoms were managed with SOC treatment, including tocilizumab and steroids, and resolved in all cases. No patient developed ICANS of any grade. Treatment-emergent adverse events presented predominantly as cytopenias and aspartate transaminase release and were resolved with standard therapy. Lower respiratory tract infection was observed in three patients. One patient at dosage level 2, or DL2, presented with fever and died shortly after Day 78 of unknown cause during the
COVID-19
pandemic.
Expansion Kinetics.
During the observation period, the
CAR-T
median proliferation peak was reached on Day 10
(Day 8-Day 14),
and the median peak copy number was 127,548
(16,011-374,346)
copies/
μ
g DNA with long duration of persistence of up to 60 weeks at time of data cut off.
GC012F Future Clinical Plans
The investigator-initiated Phase 1 trial in r/r MM has demonstrated GC012F’s potential to deliver responses in highly- pretreated late stage MM patients, including high-risk MM patients who have exhausted other therapeutic options. Based on these results generated from this trial by the principal investigators, the program was expanded into earlier lines of therapy. We expect to submit IND applications for GC012F in r/r MM to the FDA and the NMPA in the second half of 2022. We have extended our timeline for IND submission in the U.S. for GC012F for r/r MM. While we have made significant progress with our tech transfer from our Suzhou GMP manufacturing facility to the U.S. CDMO, this revised timeline reflects the impact to the industry-wide high demand for cell therapy manufacturing capacity. To the extent permitted by the FDA and the NMPA, we plan to work in close collaboration with the principal investigators to collect and use the data from the investigator-initiated Phase 1 trial as supportive evidence in our IND applications. In November 2021, we applied and were granted Orphan Drug Designation from the FDA for the treatment of MM. We expect to further discuss options for clinical development in earlier lines of therapy and accelerated regulatory pathways for GC012F with the FDA and the NMPA.

In addition, GC012F is being studied in an ongoing investigator-initiated Phase 1 trial in China for the treatment of r/r
B-NHL,
which is a
first-in-human
study evaluating a FasTCAR-enabled BCMA/CD19 dual-targeting
CAR-T
for
B-NHL.
Preclinical Data
As demonstrated in a preclinical study that we conducted, we observed that our GC012F, dual
CAR-T
cells targeting both BCMA and CD19 were more effective in killing BCMA+ and/or CD19+ target cells including MM cell lines both in vitro
and
in vivo
. More importantly, BCMA-CD19 dual
CAR-T
cells were shown to be more effective than single
CAR-T
cells targeting either BCMA or CD19
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
Acute lymphoblastic leukemia, or ALL, is characterized by the proliferation of immature lymphocytes in the bone marrow. Symptoms may include fatigue, pale skin, fever, easy bleeding or bruising, enlarged lymph nodes and bone pain. ALL progresses rapidly and, if left untreated, is generally fatal within weeks or months. ALL can involve either the T lymphocytes, referred to as
T-ALL,
or the B lymphocytes, referred to as
B-ALL.
B-ALL
occurs mainly in children and adolescents, with
two-thirds
of affected patients being male. A second peak incidence occurs later in life, among people over 40 years of age. SOC treatment for
B-ALL
includes chemotherapy, radiation therapy and stem cell transplantation. Globally, approximately 64,000 patients are diagnosed with ALL every year with over approximately 6,660 expected to be diagnosed in the United States in 2022.
B-ALL
accounts for 75% of ALL diagnoses in adults.

Completed Investigator-initiated Phase 1 Trial and GC019F Future Clinical Plans
GC019F has been studied in a completed investigator-initiated Phase 1 trial across multiple centers in China, for the treatment of r/r
B-ALL.
This trial was conducted and sponsored by principal investigators at specialized hospitals in China. We have obtained IND approval from the NMPA to study GC019F in
B-ALL
and initiated the ongoing Phase 1 trial in r/r
B-ALL.
TruUCAR
Off-the-Shelf
Allogeneic Product Candidate
GC027:
CD7-directed
Allogeneic
CAR-T
for the Treatment of Adult T Cell Acute Lymphoblastic Leukemia
Overview
GC027, our TruUCAR-enabled allogeneic
CAR-T
product candidate, is being studied in an investigator-initiated Phase 1 trial across multiple centers in China, for the treatment of adult
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
T-ALL.
The symptoms of
T-ALL
are similar to
B-ALL,
including fatigue, pallor, fever, easy bleeding or bruising, enlarged lymph nodes and bone pain. SOC treatment for
T-ALL
includes chemotherapy, radiation therapy and stem cell transplantation. Patients with T cell malignancies usually have high relapse and mortality rates. Due to shared common surface antigen and potential contamination by malignant cells, development of
CAR-T
cell therapies is lagged behind. In addition, no new therapies have been approved for the treatment of
T-ALL
since the approval of Nelarabine (marketed by GlaxoSmithKline) by the FDA in 2005. Globally, approximately 64,000 patients are diagnosed with ALL every year with over approximately 6,660 expected to be diagnosed in the United States in 2022.
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
in vivo
engraftment.

Investigator-initiated Phase 1 Trial and Preliminary Evidence of Clinical Benefit
GC027 has been studied in an investigator-initiated Phase 1 trial in China, for the treatment of adult
T-ALL.
The primary endpoint of this
first-in-human,
single-arm
and open-label trial is safety, as determined by the occurrence of treatment-related adverse events, such as CRS, ICANS, GvHD and aGvHD. The secondary endpoint is efficacy, as determined by clinical response, such as ORR.
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
Expansion Kinetics Measured by Flow Cytometry (FCM)

Expansion Kinetics Measured by qPRC

GC027 Future Clinical Plans
We expect to have regulatory interactions for GC027 globally and in China during the next 12 months. We intend to work in close collaboration with the principal investigators at this trial to collect and use the data from investigator-initiated Phase 1 trial as supportive evidence in our IND applications.
GC502:
CD19-CD7
dual-directed Allogeneic
CAR-T
for the Treatment of B Cell Malignancies
Overview
GC502, our TruUCAR-enabled
off-the-shelf
allogeneic product candidate, is being studied in an ongoing investigator-initiated Phase 1 trial in China for the treatment of adult r/r
B-ALL.
This trial was sponsored and is conducted by principal investigators at specialized hospitals in China.
The novel dual CAR design targeting both CD19 and CD7 allows the CD19 CAR moiety to target malignant cells, while the CD7 CAR moiety is designed to suppress HvG. GC502 is manufactured using T cells from non-HLA
matched healthy donors. An enhancer molecule is embedded in the basic construct of TruUCAR to enhance proliferation of TruUCAR T cells. GC502 exemplifies the TruUCAR design that aims for optimized persistence without the need of being co-administered
with additional immunosuppressive drugs.
Ongoing Investigator-initiated Phase 1 Trial and GC502 Future Clinical Plans
GC502 has been studied in an investigator-initiated Phase 1 trial in China, for the treatment of r/r
B-ALL.
The primary endpoint of this
first-in-human,
single-arm
and open-label trial is safety. The secondary endpoint is efficacy, as determined by clinical response, such as ORR.
This trial has been sponsored and conducted by principal investigators at specialized hospital in China. Between September 2021 and January 2022, four r/r
B-ALL
patients were enrolled and treated in an open-label,
non-randomized,
prospective IIT study in China in two different dose levels and with two different formulations. Patients were heavily pretreated, and all had previously received either autologous or donor derived CD19 or CD19/CD22 targeted
CAR-T
therapy.

As of the January 28, 2022 data cutoff date, all four patients had received a single dose of GC502, including one patient at dose level 1 (DL1) 1.0x10
7
cells/kg and three patients at dose level 2 (DL2) 1.5x10
7
cells/kg. Patients received a Flu/Cy based lymphodepletion regimen prior to treatment with GC502.
Efficacy Results.
As of the January 28, 2022 data cutoff date, three out of four patients achieved minimal residual disease negative complete response or complete response with incomplete count recovery
(MRD-
CR/CRi), and one patient achieved a partial response at month one and subsequently received allogeneic hematopoietic stem-cell transplantation (allo-HSCT) on day 39.
Response Assessment, as of January 2022

Safety Results.
CRS presented as Grade 2 and Grade 3 with no Grade 4 or 5 events. No ICANS or aGvHD were observed.
Expansion Kinetics.
Peak expansions of GC502 in peripheral blood were observed between week
1-2
in DL 2. The patient treated in DL1 did not show adequate GC502 cellular expansion. Median peak CAR copies were 149,945 copies/ug DNA (range
10,849-195,400).

Expansion in Peripheral Blood

Preclinical Data
Preclinical results demonstrate GC502’s robust anti-tumor effects and promising potential to suppress HvG disease without the need for additional immunosuppressive therapeutics. As demonstrated in a preclinical study that we conducted, we observed that our GC502, dual
CAR-T
cells targeting both CD19 and CD7 with addition of an enhancer, demonstrated superior
CAR-T
cell expansion and cytotoxicity under repeated stimulations by either CD19+ or CD7+ target cells, as depicted in the figure below.
CAR-T
Expansion Evaluated In a Stress Test By Serial Killing Assay with E:T at 1:20

Capacities of Target Killing Evaluated in a Stress Test By Serial Killing Assay with E:T at 1:20 and Analyzed by Flow Cytometry

In addition, we have observed robust anti-allogeneic T and NK activities to suppress HvG, as depicted in the figure below.

In addition, GC502 has demonstrated in preclinical studies to be more effective in eliminating tumor than an autologous second generation CD19
CAR-T
product candidate comprising a FMC63 scFv and a
4-1BB-CD3È

signaling domain, as depicted in the figure below.

CD19 CAR Activities of GC502 and TCR Intact CD19 CAR were Compared in a Raji-based Murine Xenograft Model

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
We obtained IND approval from the NMPA for GC007g in
B-ALL,
and were granted approval from the NMPA on December 24, 2020 for a seamless Phase 1/2 registrational trial. The study is now enrolling patients in the second dosing cohort prior to entering the Phase 2 part of the seamless-design study. Our goal is to submit a BLA to the NMPA for GC007g upon completion of a registrational trial.
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
GC007g Future Clinical Plans
We obtained the IND approval from the NMPA for GC007g in
B-ALL,
and were granted approval from the NMPA on December 24, 2020 for a seamless Phase 1/2 registrational trial. Several site initiation visits were concluded and the study is ongoing and enrolling patients. The primary endpoint of this trial is to evaluate the safety and tolerability of GC007g injection in patients with r/r
B-ALL
after allogeneic transplantation. The secondary endpoint is to evaluate the efficacy of GC007g injection in patients with r/r
B-ALL
after allogeneic transplantation. The study is now enrolling patients in the second dosing cohort prior to entering the Phase 2 part of the seamless-design study. Our goal is to submit a BLA to the NMPA for GC007g upon completion of a registrational trial.

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
B-NHL,
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

Additionally, while
CAR-T
therapy has been demonstrating promising efficacy for hematological malignancies, solid tumors remain a challenge for
CAR-T
as the immunosuppressive TME impacts
T-cell
activation and survival. With a construct to take advantage of the TME to combat solid tumors, SMART CART
TM
is designed to enhance
CAR-T
cell proliferation and duration of killing, and to resist exhaustion with improved persistence of
CAR-T
cells. We plan to advance the following lead SMART CART
TM
-enabled preclinical programs:

•	GC503. GC503 is SMART CART TM -enabled CAR-T therapy targeting mesothelin for the treatment of mesothelin-positive solid tumors including ovarian cancer.

•	GC506. GC506 is SMART CART TM -enabled CAR-T therapy targeting Claudin 18.2 for the treatment of Claudin 18.2-positive solid tumors.
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

Our
CAR-T
Manufacturing Capacity and Strategy
We have established
state-of-the-art
development centers and GMP facility, including over 45,500 square feet Shanghai R&D center, over 14,700 square feet Shanghai process development center, and over 66,000 square feet Suzhou GMP facility. We control our manufacturing through our GMP compliant manufacturing facility in Suzhou and process development center in Shanghai with high productivity. We have also completed dozens of engineering runs for IND preparation in our Shanghai process development center, achieving high product quality and good production repeatability. We have produced hundreds of samples for our product candidates to be used with patients in the ongoing investigator-initiated Phase 1 trials in China.
Our Suzhou facility and Shanghai process development center established fully-closed capability designed to produce FasTCAR product candidates while reducing contamination risks and optimizing cost-efficiency. With this fully-closed design, we are able to operate multiple systems in one manufacturing cleanroom at the same time, with each system producing
CAR-T
cells for an individual patient. This fully-closed system is designed to reduce reagent consumable costs, labor costs, workshop equipment operations and depreciation. We believe these advantages, coupled with our ability to achieve next-day
manufacturing for autologous
CAR-T
cells in one production shift, allow us to substantially reduce manufacturing cost, improve productivity and scale up our production in a cost-efficient manner. We are self-sufficient in the production of
CAR-T
cells for clinical development and early stage commercialization. We have the capacity to support our global preclinical and clinical development and early commercialization with our GMP facility and process development center. We are also expanding our manufacturing capabilities to the United States to enable a local supply of high-quality novel cell therapies, including through collaborations with contract development and manufacturing organizations in the U.S. See below for more details regarding our agreement with Lonza Houston, Inc, or Lonza, for clinical manufacturing of our FasTCAR-enabled
CAR-T
cell product candidates in the U.S.
Manufacturing Services Agreement between Lonza
In March 2021, we entered into a Manufacturing Services Agreement with Lonza, pursuant to which Lonza agreed to use commercially reasonable efforts to diligently produce certain products intended for therapeutic use in humans in a professional and workmanlike manner, or the Lonza Agreement. Under the Lonza Agreement, the parties thereto collaborated to develop a statement of work, or SoW, setting forth the activities to be performed and the amounts and dates of our payments to Lonza. We are required to provide materials and documentation necessary for Lonza’s performance of the SoW pursuant to the Lonza Agreement.
The Lonza Agreement will continue in effect for a period of five years unless terminated earlier or extended by either party. We have the right to cancel a SoW or terminate the Lonza Agreement upon prior written notice based on Lonza’s repeated failure of performance as defined in detail in the Lonza Agreement. We also have the right to terminate the Lonza Agreement if we provide a written notice of termination within a specific time period in advance of the date of termination after April 1, 2022. Either party has the right to cancel a SoW or terminate the Lonza Agreement by written notice for any material breach of the Lonza Agreement by the other party if a timely cure is not provided, or upon the dissolution, termination of existence, liquidation or business failure of the other party.
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

Due to the promising clinical therapeutic effect of
CAR-T
product candidates in clinical trials, we anticipate direct competition from other organizations developing advanced T cell therapies and other types of oncology therapies. This would include companies in the
CAR-T
space, including Nanjing Legend Biotech, 2seventy bio, Inc., Allogene, Inc. Juno Therapeutics, Inc. (acquired by Celgene Corporation), Kite Pharma, Inc. (acquired by Gilead Sciences, Inc.), Poseida Therapeutics, Inc., Autolus Therapeutics plc, and Novartis AG. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, safer, have fewer or less severe side effects, and more convenient, or cost less than any products that we may develop. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment for clinical trials.
Intellectual Property
Intellectual property is of vital importance in our field and in biotechnology generally. We seek to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining, and defending patent rights, whether developed internally, acquired or licensed from third parties.
As of March 31, 2022, we owned one patent application in the PRC, one patent application in Hong Kong, one patent application in the U.S., one patent application in Israel, one patent application in Australia, one patent application in Europe, one patent application in Singapore, one patent application in South Korea, one patent application in Japan and one patent application in Taiwan directed to composition-of-matter
coverage, manufacture and methods of use of our FasTCAR technology platform. These patent applications also relate to the manufacture of our product candidates, GC012F and GC019F. For our TruUCAR technology platform, as of March 31, 2022, owned one patent application in the PRC, one patent application in Hong Kong, one patent application in the U.S., one] patent application in Israel, one patent application in Australia, one patent application in Europe, one patent application in Singapore, one patent application in South Korea, one patent application in Japan and one patent application in Taiwan, all of which are directed to composition-of-matter
coverage, manufacture and methods of use of our TruUCAR technology platform. These patent applications are directed to composition of matter coverage and method of use of our product candidates, GC027 and GC502. For our SMART CART
™
proprietary technology module, as of March 31, 2022, we owned one patent application in the PRC, which is directed to composition-of-matter
coverage, manufacture and methods of use of our SMART CART
™
proprietary technology module.
Additionally, for our GC012F product candidate, as of March 31, 2022, we owned one patent application in the PRC, one patent application in Canada, one patent application in the U.S., one patent application in Israel, one patent application in Australia, one patent application in Europe, one patent application in Singapore, one patent application in Korea, one patent application in Japan and one patent application in Taiwan, all of which are directed to composition-of-matter
coverage, manufacture and methods of use. For our GC019F and GC007g product candidates, as of March 31, 2022, we owned one issued invention patent in the PRC directed to composition-of-matter
coverage of these product candidates. We have additionally applied for patents, and expect to file additional patent applications in support of current and new product candidates and technologies. Our commercial success will depend in part on obtaining and maintaining patent, trade secret and other intellectual property protection for our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending such intellectual property rights against third-party challenges and operating without infringing, misappropriating or violating the intellection property rights of others. Furthermore, our ability to develop and commercialize our product candidates, including GC012F, GC502 and GC027, in certain jurisdictions will depend on our ability to acquire or license intellectual property owned by third parties. In addition, our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property rights that cover these activities.

Our License Agreements with ProMab
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
Our License Agreement with FutureGen
In May 2021, we entered into an Exclusive License Agreement with FutureGen Biopharmaceutical Co., Ltd., or FutureGen, pursuant to which we received from FutureGen an exclusive, royalty-bearing license to research, develop, manufacture, commercialize, or otherwise exploit certain CLDN18.2 antibodies related technology in the field of engineered or modified immune cell therapies worldwide, which we refer to as the Licensed Technology. Under this license agreement with FutureGen, or the FutureGen Agreement, we have the right to grant sublicenses at our sole discretion and are required to pay to FutureGen a non-refundable
sub-license
fee. We are also required to pay royalties to FutureGen on a product-by-product
and
region-by-region
basis. As of the date of this annual report, we have made a
non-refundable
mid-six
figure dollar license upfront payment to FutureGen and are subject to up to a total of approximately US$26 million non-refundable
milestone payments to FutureGen.
FutureGen has the right to terminate the FutureGen Agreement upon written notice if we commit a breach of any provision under the FutureGen Agreement where a timely cure is not provided, or if we have failed to achieve certain clinical development milestones. We have the right to terminate the FutureGen Agreement upon written notice if FutureGen commits a breach of any provision under the FutureGen Agreement where a timely cure is not provided, or if all the patents included within the Licensed Technologies are declared non-patentable
or invalid by a
non-appealable
decision. Upon termination of the FutureGen Agreement, we are required to immediately cease using any of the Licensed Technologies except that we are permitted to sell any products actually in our possession on the effective date of termination.
We have entered into and may continue to enter into additional license and/or collaboration agreements during the course of our ordinary business. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting any of our platforms, product candidates, discovery programs and processes. Furthermore, the term of individual patents depends upon the legal term of the patents in the countries in which they are obtained and extend for varying periods depending on the date of filing of the patent application or the date of patent issuance. In most countries in which we file, the patent term is 20 years from the earliest non-provisional
filing date. The life of a patent, and the protection it affords, is therefore limited and once the patent life of our issued patents has expired, we may face competition, including from other competing technologies. In China, the expiration of an invention patent is 20 years from its filing date and the expiration of a utility model patent or industrial design is ten years from its filing date. The Amendment to the PRC Patent Law introduces patent extensions to patents of new drugs that launched in the PRC, which may enable the patent owner to submit applications for a patent term extension. The precise length of any such extension is uncertain though the extended length has a maximum of five years. For more information regarding the risks related to our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property.”

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
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals; and

•	product seizure or detention, or refusal of the FDA to permit the import or export of products.

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
“Cadillac” tax on high-cost employer- sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. In addition, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with ACA’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5
th
 Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. In March 2020, the Supreme Court granted a writ of certiorari and agreed to review the judgement of the federal appeals court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the ACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the ACA will remain in effect in its current form for the foreseeable future. However, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.
Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through December 31, 2020, unless additional Congressional action is taken. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 included a $135 billion allowance over 10 years to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket
drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, the Trump administration previously released a “Blueprint,” or plan, to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket
costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. The FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. On November 23, 2020, a trio of industry groups sued HHS and FDA, seeking to enjoin the final rule, and a few days later, Canada passed an interim order banning the export of certain drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale,
as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. HHS was sued over the rule, which was challenged as arbitrary and capricious under the Administrative Procedure Act. In response, the government agreed to delay the effective date and evaluate the rule adopted by the previous administration. In the interim, the status quo has been restored. The likelihood of implementation of any of the other Trump administration reform initiatives is uncertain, particularly in light of the transition to the Biden administration. However, the Biden administration will continue to work on healthcare access and affordability with an expectation that it will protect and build on the ACA. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
On December 3, 2021, the CDE published the Technical Guidelines for
Non-clinical
Research and Evaluation of Gene Therapy Products (Trial) (“Technical Guidelines for Gene Therapy Products”) and Technical Guidelines for
Non-clinical
Research of Gene Modified Cell Therapy Products (Trial) (“Technical Guidelines for Gene Modified Cell Therapy Products”), which became effective as of the date of promulgation. The Technical Guidelines for Gene Therapy Products provides that it is applicable to gene therapy products other than genetically modified cells therapy products, and genetically modified cells therapy products, such as
CAR-T
cell therapy products, shall refer to the Technical Guidelines for Gene Modified Cell Therapy Products, which was formulated according to the Technical Guidelines for the Research and Evaluation of Cell Therapy Products (Trial).
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
NMPA also permits conditional approval of certain medicines based on early phase China clinical trial data or only on foreign approval clinical data. Post-approval the applicant may need to conduct one or more post-market studies. The agency has done this for drugs that meet unmet clinical needs for life-threatening illnesses and also for drugs that treat orphan indications. In 2018, NMPA and NHC established a conditional approval program for drugs designated by the CDE that have been approved in the US, EU and Japan within the last ten years.
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

On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that the sampling, collecting or research activities of human genetic resources by a foreign-invested sponsor fall within the scope of international cooperation, and the cooperating organization of China shall apply for approval of the HGRAC through the online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. On May 28, 2019, the State Council of PRC issued the Administration Regulations on Human Genetic Resources, which became effective on July 1, 2019. The Administration Regulations on Human Genetic Resources formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China. In addition, SCNPC promulgated the Biosecurity Law of PRC on October 17, 2020 and came into effect on April 15, 2021. According to Biosecurity Law of PRC, China has the rights of human genetic resources. China’s Ministry of Science and Technology, or the MOST, issued the Draft Implementing Rules on the Administrative Regulations on Human Genetic Resources for public comment, or the HGR Draft Implementing Rules, on March 22, 2022. The MOST is soliciting public comments until April 21, 2022. The HGR Drafting Implementing Rules provides that the party that carries out the collection, reservation and provision overseas of human genetic resources in PRC should be a PRC research institution, high education school, medical institution and enterprise, and Foreign Entities, including foreign organization, individual and organ established or de facto controlled by them, shall not collect, reserve or provide overseas human genetic resources in PRC. Such de facto
control includes the following situations: (a) Overseas organizations or individuals directly or indirectly hold more than 50% of the shares, equity, voting rights, property shares or other similar rights and interests of the institution; (b) although the shares, equities, voting rights, property shares or other similar rights and interests of institutions directly or indirectly held by overseas organizations and individuals lower than 50%, the voting rights or other rights and interests of decision-making bodies they enjoy have the sufficient influence on the decision-making and internal management of the institution; (c) the agreement or other arrangement of the overseas organization or individual is sufficient to exert a significant influence on the decision-making, operation and management of the institution and other major matters; and (d) other circumstances identified by the MOST. The HGR Draft Implementing Rules provides that administrative approvals are applicable to the collection of human genetic resources within the territory of the PRC, such as, important genetic family, human genetic resources in specific regions, the collection activities for large-scale population studies with more than 3,000 cases.
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
On August 6, 2003, the SFDA promulgated the PRC’s GCP to improve the quality of clinical trials. According to the latest PRC’s GCP jointly issued by NMPA and MHC and came into effect on July 1, 2020, the sponsor shall provide insurance to the subjects participating in the clinical trial and bear the cost of the treatment and the corresponding financial compensation for the subjects who suffer harm or death related to the trial. The sponsor shall provide legal and economic guarantee compatible with the nature and degree of risk of clinical trials to the investigator and clinical trial institution, but harm or death caused by the fault or negligence of the investigator or clinical trial institution shall be excluded. Pursuant to the Innovation Opinion, the accreditation of the institutions for drug clinical trials shall be subject to record-filing administration. The conduct of clinical trials must adhere to the PRC’s GCP, and the protocols must be approved by the ethics committees of each study site. Pursuant to the newly amended Drug Administration Law, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019 and effective from December 1, 2019, drug clinical trial institutions shall be under filing administration. Entities that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed. CDE also issued a number of the guidelines for clinical trials. For example, In December 2021, CDE promulgated Technical Guidelines for the Application of Biomarkers in Clinical Research and Development of Antitumor Drugs and the Guidelines for Comprehensive Analysis of the Effectiveness of Drug Clinical Research (Trial).
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
products to carry out clinical trials, to reduce certain risks of the participating subjects in clinical trials and to regulate the evaluation method of the safety and effectiveness of such treatment. On December 3, 2021, CDE promulgated Technology Guideline for Clinical Trials of long-term follow-up
observation on Genetic Therapy Products (Trial), which provides that the duration of long-term follow-up
should be sufficient to observe risks due to nature, exposure (biodistribution and route of administration), etc., and shall not shorter than the expected time of occurrence of delayed adverse reactions. For example, in general, gene editing products are recommended to be observed for 15 years or until data indicate that there is no longer any risk. The CDE issued the Technical Guidelines for the Clinical Risk Management Plan on Application for Marketing Approval of Chimeric Antigen Receptor T Cell
(CAR-T)
Therapy Products on January 29, 2022, which became effective as of the date of promulgation, to regulate and guide the drafting of the clinical risk management plans on application for marketing approval of
CAR-T
therapy products.
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

Furthermore, the Data Security Law of the PRC was promulgated on June 10, 2021 by the Standing Committee of the National People’s Congress, effective on September 1, 2021. The law consists of seven chapters, namely General Provisions, Data Security and Development, Data Security System, Data Security Protection Obligation, Security and Openness of Government Data, Legal Liability and Supplementary Provisions, which imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The Data Security Law also provides for a national security review procedure for data activities that may affect national security.
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
Factors that affect the inclusion of a pharmaceutical product in the NRDL include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public. Since 2016, special consideration has been given to, among others, innovative drugs with high clinical value and drugs for serious diseases. In addition, the PRC Ministry of Human Resources and Social Security has also been negotiating with manufacturers of expensive drugs with high clinical demands and proven effectiveness for price cuts in exchange for inclusion into the NRDL. On December 25, 2020, the Ministry of Human Resources and Social Security of the PRC and National Healthcare Security Administration of PRC promulgated the Notice of Issuance of Drugs Catalogue for the National Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance (2020), which took effect on March 1, 2021 and simultaneously replace the current effective version of NRDL.
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
These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future, including restrictions on transfer of healthcare data. The Cybersecurity Law that took effect in 2017 designates healthcare as a priority area that is part of critical information infrastructure.
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
In addition, on June 28, 2017, the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the NDRC, jointly promulgated the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalogue, which came into effect on July 28, 2017. The Catalogue includes the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraged Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The Encourage Catalogue sets forth the industries and economic activities that foreign investment in China is encouraged to be engaged in. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China. The Encouraged Catalogue was amended on June 30, 2019, and the Negative List was amended on June 28, 2018, June 30, 2019, June 23, 2020 and January 1, 2022. Any industry not listed in the Encouraged Catalogue and the Negative List is a permitted industry.

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
non-PRC
shareholders reside.
Regulations on Securities Offering and Listing Outside of the PRC
On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Measures, for public comments. These drafts stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these drafts prescribe that the domestic enterprises should submit filing documents to the CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on
offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.
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

Gracell Biotechnologies Inc.
("Gracell Cayman")
100%
Gracell Biotechnologies Holdings Limited
("Gracell BVI")
100%
100%
Gracell Biotechnologies Holdings Limited
("Gracell HK")
Gracell Biopharmaceuticals, Inc.
("Gracell US")
Overseas
Domestics
100%
100%
Suzhou Gracell Bioscience Co., Ltd.
Gracell Bioscience (Shanghai) Co., Ltd.
Gracell Biotechnologies (Shanghai) Co., Ltd.
("Shanghai Gracell Biotech" or "VIE")(1)
100%
100%
Suzhou Gracell Biotechnologies Co., Ltd.
("Suzhou Gracell Biotech")
Hainan Gracell Biomedicine Co., Ltd.
Gracell Biomedicine (Shanghai) Co., Ltd.
Equity Interest
Contractual arrangements

Note:
(1)
Shareholders of Shanghai Gracell Biotech are Dr. William Wei Cao and Xiaomi Hua holding 99.9% and 0.1%, respectively, of the equity interest in the VIE. Dr. Cao is our Founder, Chairman of board of directors and Chief Executive Officer.

Contractual Arrangements with the VIE and Its Shareholders
The following is a summary of the currently effective contractual arrangements by and among the WFOE, the VIE and its shareholders. These contractual arrangements enable us to (i) exercise effective control over the VIE and its subsidiary; (ii) receive substantially all of the economic benefits of the VIE and its subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIE and its subsidiary when and to the extent permitted by PRC law.

Agreements That Provide Us Effective Control over the VIE
Voting Rights Proxy Agreement and Power of Attorney.
On November 10, 2020, Dr. William Wei Cao, a shareholder of the VIE, entered into an amendment to voting rights proxy agreement with the WFOE and the VIE and executed a power of attorney, superseding the voting right proxy agreement and the power of attorney he previously executed on January 3, 2019, to irrevocably authorize the WFOE to act as his attorney-in-fact to
exercise all of his rights as a shareholder of the VIE, including, but not limited to, the right to (i) propose to hold and attend shareholders’ meetings, (ii) vote on any resolution that requires a shareholder vote pursuant to the applicable laws and article of association of the VIE, such as designation and appointment of directors, the chief executive officer and other senior management members of the VIE, and (iii) exercise other shareholder’s rights, such as the sale or transfer of all or part of the equity interests owned by such shareholder. The voting rights proxy agreement will remain effective for 20 years. Prior to the expiration of the term, the WFOE may extend the term through written notification at its sole discretion.
On November 10, 2020, Xiaomi Hua, a shareholder of the VIE, entered into a voting rights proxy agreement and a power of attorney, each contains terms substantially similar to the amendment to voting rights proxy agreement and power of attorney executed by Dr. Cao respectively, as described above.
Equity Pledge Agreements.
On November 10, 2020, Dr. Cao, a shareholder of the VIE, entered into an equity pledge supplementary agreement with the WFOE and the VIE, superseding the equity pledge agreement he previously executed on March 6, 2020, pursuant to which Dr. Cao pledges all of his equity interest in the VIE to the WFOE to guarantee the performance by Dr. Cao and the VIE of their obligations under the contractual arrangements, including the technical consultation and service agreement, the business cooperation agreement, the call option agreement, the voting rights proxy agreement and the power of attorney. In the event of a breach by any of the VIE’s shareholders of their contractual obligations under these agreements, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE. Dr. Cao agrees that, during the term of the equity pledge agreement, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of the WFOE, except for the performance of the call option agreement. The equity pledge agreements will remain effective until the VIE and its shareholders discharge all of their obligations under the contractual arrangements. On November 10, 2020, Xiaomi Hua, a shareholder of the VIE, entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge supplementary agreement executed by Dr. Cao, as described above. We have registered the equity pledge with the local branches of the Administration for Market Regulation in accordance with applicable PRC law.
Spouse Consent Letter.
On November 10, 2020, the spouse of Dr. Cao, a shareholder of the VIE, unconditionally and irrevocably agreed that the equity interest in the VIE held by Dr. Cao will be disposed of pursuant to the equity pledge agreement, the voting rights proxy agreement and the call option agreement. The spouse agreed not to make any assertions in connection with the equity interest in the VIE held by Dr. Cao.
Agreements That Allow Us to Receive Economic Benefits from the VIE
Technical Consultation and Service Agreement.
Pursuant to the technical consultation and service agreement between the WFOE and the VIE, dated January 3, 2019, the WFOE has the exclusive right to provide to the VIE consultation and services related to, among other things, training and technical support, marketing, management and operation. Without the WFOE’s written consent, the VIE shall not accept any consultation or services covered by this agreement from any third party. The WFOE has the sole and exclusive ownership of intellectual property rights created as a result of the performance of this agreement. The VIE agrees to pay the WFOE an annual service fee at an amount agreed by the WFOE. This agreement will remain effective for a
20-year
term and then can be renewed at the WFOE’s sole discretion.
Business Cooperation Agreement.
Pursuant to the business corporation agreement between the WFOE and the VIE, dated January 3, 2019, the WFOE has the exclusive right to provide to the VIE technical support, business support and related consulting services. The WFOE has exclusive right and interests in all intellectual properties arising out of or created during the performance of this agreement. The VIE agrees to pay the WFOE a monthly service fee at an amount agreed by the WFOE. The VIE has no right of early termination while the WFOE may terminate this agreement upon a 30-day prior
written notice at any time.
Agreements That Provide Us the Option to Purchase the Equity Interests in the VIE
Call Option Agreement.
The WFOE, the VIE and Dr. Cao, a shareholder of the VIE, entered into an amendment to call option agreement on November 10, 2020, superseding the call option agreement Dr. Cao previously executed on January 3, 2019, pursuant to which he irrevocably grants the WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted by PRC law, all or part of his equity interests in the VIE, and such option may be exercised at the lowest price permitted by applicable PRC law. Any proceeds received by Dr. Cao from the exercise of the option shall be remitted to the WFOE or its designated party, to the extent permitted by applicable PRC law. Dr. Cao undertakes that without the WFOE’s prior written consent, he shall not take any actions that may have material effects on the VIE’s assets, businesses and liabilities, nor shall they appoint or replace any directors of the VIE.

On November 10, 2020, Xiaomi Hua, a shareholder of the VIE, entered into a call option agreement, which contains terms substantially similar to the amendment to call option agreement executed by Dr. Cao, as described above.
In the opinion of AllBright Law Offices, our PRC legal counsel:

•	the ownership structures of the VIE and the WFOE do not and will not result in any violation of PRC laws or regulations currently in effect; and

•
the contractual arrangements among the WFOE, the VIE and the shareholders of the VIE governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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
D.    Property, Plants and Equipment
Our principal research and development center is located at Building 3, 418 Guilin Road, Xuhui District, Shanghai, China with approximately 45,500 square feet of space. Our process development center is located at 12th Floor, Building 1, No. 926, Yishan Road, Xuhui District, Shanghai, China with approximately 14,700 square feet of space. Our GMP facility is located at Building 12, Block B, Phase II, Biobay Industrial Park, 218 Sangtian Street, Suzhou Industrial Park, Jiangsu Province, China with approximately 66,000 square feet of space. We established our Beijing branch company in February 2021 to support clinical study and the current business address is Room 910, Building 2, Prosper Center, No. 5 Guanghua Road, Chaoyang District, Beijing, China. In January 2022, we opened our U.S. Innovation Center at 6191 Cornerstone Court, Suite 105, San Diego, CA. In March 2022, we opened our Shanghai Headquarters at 41th Floor, Building A, No. 188 Hongbaoshi Road, Changning District, Shanghai, China with approximately 24,300 square feet of office space. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

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
Since inception, we have incurred significant operating losses and experienced negative operating cash flows. Our net losses were RMB138.7 million, RMB211.9 million and RMB451.8 million (US$70.9 million) for each year ended December 31, 2019, 2020 and 2021, respectively. Our net cash used in operating activities was RMB135.4 million, RMB198.1 million and RMB304.6 million (US$47.8 million) for each year ended December 31, 2019, 2020 and 2021, respectively. We expect to continue to incur net losses and experience negative operating cash flows for the foreseeable future, and we expect that our research and development expenses, administrative expenses and capital expenditures will continue to increase substantially for the foreseeable future in connection with our ongoing activities, as we:

•
continue our ongoing and planned research and development of our lead product candidates, GC012F for the treatment of relapsed or refractory multiple myeloma, or r/r MM and
B-NHL,
GC027 for the treatment of relapsed or refractory T cell acute lymphoblastic leukemia, or r/r
T-ALL,
and GC502 for the treatment of
B-cell
malignancies;

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
Based upon our current operating plan, we believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

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
Impact of
COVID-19
The global
COVID-19
pandemic continues to rapidly evolve, and we have been monitoring the
COVID-19
situation closely. To date, the impact of the
COVID-19
on our business, operations and timelines and plans of our preclinical studies and clinical trials is immaterial. However, the ultimate impact of the
COVID-19
pandemic is highly uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our trial sites, GMP facility, development centers, CROs and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. For instance, affected by the recent temporary lock down in Shanghai, China, we have been experiencing disruption of operation, which might impact our patient recruitment and drug shipment for clinical trials in the area. We are generally conducting business as usual, with necessary or advisable modifications to employee travel with the exception of our U.S. employees who are currently working remotely. We will continue to actively monitor the rapidly evolving situation related to
COVID-19
and may take further actions that alter our operations, including those that may be required by government authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the
COVID-19
pandemic may affect our business, operations and timelines and plans of our preclinical studies and clinical trials, including the resulting impact on our expenditures and capital needs, remains uncertain.
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
Results of Operations
Comparison of Years Ended December 31, 2020 and 2021
The following table summarizes our results of operations for the years ended December 31, 2020 and 2021:

	For the Years Ended December 31,
	2020	2021		Year-Over-Year Change
	RMB	RMB	US$	RMB	US$

	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Licensing and collaboration revenue	—	366	57	366	57
Operating expenses:
Research and development expenses	(168,830)	(326,899)	(51,298)	(158,069)	(24,805)
Administrative expenses	(45,566)	(137,040)	(21,505)	(91,474)	(14,354)
Loss from operation	(214,396)	(463,573)	(72,746)	(249,177)	(39,101)
Interest income	2,870	9,116	1,430	6,246	980
Interest expense	(2,155)	(5,063)	(794)	(2,908)	(456)
Other income	4,707	9,120	1,431	4,413	693
Foreign exchange gain (loss), net	(2,914)	(1,297)	(204)	1,617	254
Others, net	(12)	(57)	(9)	(45)	(7)
Loss before income tax	(211,900)	(451,754)	(70,892)	(239,854)	(37,638)
Income tax expense	—	—	—	—	—
Net loss	(211,900)	(451,754)	(70,892)	(239,854)	(37,638)

Operating Expenses
Research and Development Expenses
Research and development expenses for the year ended December 31, 2021 were RMB326.9 million (US$51.3 million), compared to RMB168.8 million for the year ended December 31, 2020. This increase of RMB158.1 million (US$24.8 million) was primarily due to an increase of RMB60.1 million (US$9.4 million) in manufacturing and other costs to support the progression of our preclinical studies and clinical trials, an increase of RMB37.3 million (US$5.9 million) in payroll and other personnel expenses related to expanded research and development headcount, an increase of RMB21.7 million (US$3.4 million) in depreciation expenses of manufacturing facilities, an increase of RMB19.3 million (US$ 3.0 million) in professional services for various projects, an increase of RMB15.7 million (US$2.5 million) for share-based compensation due to completion of IPO and additional share-based awards issued and an increase of RMB3.9 million (US$ 0.6 million) for other expenses.
Administrative Expenses
Administrative expenses for the year ended December 31, 2021 were RMB137.0 million (US$21.5 million), compared to RMB45.6 million for the year ended December 31, 2020. This increase of RMB91.4 million (US$14.4 million) was primarily due to an increase of RMB44.8 million (US$7.0 million) for share-based compensation due to completion of IPO and additional share-based awards issued, an increase of RMB21.6 million (US$3.4 million) in personnel costs attributable to the expansion of administrative functions, an increase of RMB 8.9 million (US$1.4 million) for insurance expenses, an increase of RMB 6.1 million (US$ 1.0 million) for rental expenses, an increase of 3.0 million (US$ 0.5 million) for office and travel expenses, an increase of 1.7 million (US$ 0.3 million) for professional services and an increase of 1.2 million (US$0.2 million) for depreciation expenses.
Interest Income, Interest Expense, Other Income and Foreign Exchange Gain
Interest income for the year ended December 31, 2021 was RMB9.1 million (US$1.4 million) as compared to RMB2.9 million for the year ended December 31, 2020. This increase of RMB6.2 million (US$1.0 million) was primarily attributable to increase in bank deposit and short-term investment.
Interest expense for the year ended December 31, 2021 was RMB5.1 million (US$0.8 million), compared to RMB2.2 million for the year ended December 31, 2020. This increase of RMB2.9 million (US$0.5 million) was primarily attributable to the new borrowings incurred in 2021.
Other income for the year ended December 31, 2020 was RMB9.1 million (US$1.4 million), compared to RMB4.7 million for the year ended December 31, 2019. This increase of RMB4.4 million (US$0.7 million) was primarily due to an increase in subsidies we received from the PRC local government in 2021.
Foreign exchange loss for the year ended December 31, 2021 was RMB1.3 million (US$0.2 million), compared to a foreign exchange loss of RMB2.9 million for the year ended December 31, 2020. This decrease in the foreign exchange loss of RMB1.6 million was primarily attributable to favorable foreign exchange rate fluctuating (RMB versus US dollar) during the year ended December 31, 2021.
Income Tax Expense
We incurred nil income tax expense for the years ended December 31, 2020 and 2021.

Comparison of Years Ended December 31, 2019 and 2020
The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:

	For the Year Ended December 31,		Year-Over-Year Change
	2019	2020
	RMB	RMB	RMB

	(in thousands)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development expenses	(119,218)	(168,830)	(49,612)
Administrative expenses	(27,362)	(45,566)	(18,204)
Loss from operation	(146,580)	(214,396)	(67,816)
Interest income	3,932	2,870	(1,062)
Interest expense	—	(2,155)	(2,155)
Other income	1,449	4,707	3,258
Foreign exchange gain, net	2,556	(2,914)	(5,470)
Others, net	(21)	12	9
Loss before income tax	(138,664)	(211,900)	(73,236)
Income tax expense	—	—	—
Net loss	(138,664)	(211,900)	(73,236)

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
Income Tax Expense
We incurred zero income tax expense for the years ended December 31, 2019 and 2020.
B.    Liquidity and Capital Resources
We do not currently have any approved products and have not generated any revenue from product sales. We have funded our operations to date primarily through a combination of equity and debt financing. In 2021, we had received proceeds of RMB71.2 million (US$11.2 million) from our term loan facilities with commercial banks and US$220 million net proceeds from our initial public offering in January 2021. As of December 31, 2021, we had RMB1832.6 million (US$287.6 million) in cash and cash equivalents and short-term investments.
Cash Flows
The following table shows a summary of our cash flow:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Net cash used in operating activities	(135,393)	(198,149)	(304,550)	(47,792)
Net cash (used in)/ generated from investing activities	41,368	(93,941)	(41,616)	(6,530)
Net cash generated from financing activities	394,796	756,467	1,456,185	228,507
Net (decrease)/increase in cash and cash equivalents	300,168	442,250	1,074,698	168,644
Cash and cash equivalents at the beginning of the period	11,890	312,058	754,308	118,367
Cash and cash equivalents at the end of the period	312,058	754,308	1,829,006	287,011

Operating Activities
Net cash used in operating activities for the year ended December 31, 2021 was RMB304.6 million (US$47.8 million), primarily attributable to a net loss of RMB451.8 million (US$70.9 million) and an increase of RMB10.0 million (US$1.6 million) in prepayments and other current assets, which were partially offset by an adjustment from the RMB44.9 million (US$7.0 million) recognized in depreciation and amortization, RMB 60.4 million (US$9.5 million) in share-based compensation and an increase of RMB43.8 million (US$6.9 million) in accrued liabilities and other liabilities.

Net cash used in operating activities for the year ended December 31, 2020 was RMB198.1 million, primarily attributable to a net loss of RMB211.9 million, an increase of RMB18.3 million in prepayments and other current assets, and a decrease of RMB7.5 million in accrued liabilities and other current liabilities, which were partially offset by an adjustment from the RMB21.6 million recognized in depreciation and amortization.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2021 was RMB41.6 million (US$6.5 million), attributable to an increase of RMB56.7 million (US$8.9 million) in purchase of property, equipment and software and RMB10 million (US$1.6 million) in short-term investments, partially offset by proceeds of RMB25.1 million (US$3.9 million) from the disposal of short-term investments.
Net cash used in investing activities for the year ended December 31, 2020 was RMB93.9 million, attributable to an increase of RMB79.4 million in purchase of property, equipment and software and RMB28.1 million in short-term investments, partially offset by proceeds of RMB13.5 million from the disposal of short-term investments.
Financing Activities
Net cash provided by financing activities in the year ended December 31, 2021 was RMB1, 456.2 million (US$228.5 million), attributable to proceeds of RMB1,449 million (US$227.4 million) from the issuance of ordinary shares and proceeds of RMB71.2 million (US$11.2 million) from bank borrowings, partially offset by RMB51.3 million (US$8.0 million) in repayment of bank borrowings and RMB14.5 million (US$ 2.3 million) of payment of IPO costs.
Net cash provided by financing activities in the year ended December 31, 2020 was RMB756.5 million, attributable to proceeds of RMB795.4 million from the issuance of series C convertible redeemable preferred shares and proceeds of RMB103.0 million from bank borrowings, partially offset by RMB138.7 million in repayment of convertible loans.
Loan Agreements
Loan Agreement with Bank of China
On January 15, 2020, one of our PRC operating entities Suzhou Gracell Biotech entered into a loan agreement with Suzhou Industrial Park Branch of Bank of China, under which Suzhou Gracell Biotech may borrow an aggregate principal amount of RMB69.0 million (US$10.8 million) in the form of a term loan with a term of 72 months commencing from the first drawdown date. Interest on the outstanding loan balance accrues at a variable annual rate equal to the five-year loan prime rate plus 0.2%. We are required to make interest payments on the loan on a quarterly basis and payments of principal according to the agreed repayment schedule which will commence from the end of the 42nd month after the first drawdown date. The loan agreement contains customary covenants that, among other things, require Suzhou Gracell Biotech to obtain written approval from Suzhou Industrial Park Branch of Bank of China for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. The loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2021, RMB44.3 million (US$7.0 million) was outstanding under the loan agreement Suzhou Industrial Park Branch of Bank of China.
Loan Agreements with China Construction Bank
In June 2021, Suzhou Gracell Biotech entered into a loan agreement with Suzhou Industrial Park
Sub-branch
of China Construction Bank, or China Construction Bank, under which Suzhou Gracell borrowed additional RMB6.1 million (US$1.0 million) for a term of 12 months at a fixed annual rate equal to the one-year
loan prime rate plus 0.5%. We are required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. The loan agreement contains customary covenants that, among other things, require Suzhou Gracell Biotech to obtain written approval from China Construction Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. The loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable.

In July 2021, Suzhou Gracell Biotech entered into another loan agreement with China Construction Bank, under which Suzhou Gracell Biotech borrowed additional RMB5.0 million (US$0.8 million) for a term of 12 months at a fixed annual rate equal to the one-year
loan prime rate plus 0.5%. In August 2021, Suzhou Gracell Biotech entered into the third loan agreement with China Construction Bank, under which Suzhou Gracell Biotech borrowed additional RMB 5.0 million (US$0.8 million) for a term of 12 months at a fixed annual rate equal to the one-year
loan prime rate plus 0.5%. In November 2021, Suzhou Gracell Biotech entered into the forth loan agreement with China Construction Bank, under which Suzhou Gracell Biotech borrowed additional RMB5.0 million (US$0.8 million) for a term of 12 months at a fixed annual rate equal to the one-year
loan prime rate plus 0.5%. In December 2021, Suzhou Gracell Biotech entered into the fifth loan agreement with China Construction Bank, under which Suzhou Gracell Biotech borrowed additional RMB5.0 million (US$0.8 million) for a term of 12 months at a fixed annual rate equal to the one-year
loan prime rate plus 0.5%. Other than the interest rate, these loan agreements with China Construction Bank have substantially the same terms and conditions. The effective interest rate of these borrowing is 3.65% to 4.35% per annum.
As of December 31, 2021, RMB26.1 million (US$4.1 million) was outstanding under the loan agreements with China Construction Bank.
Loan Agreement with China Merchants Bank
On July 24, 2020, Suzhou Gracell Biotech entered into a loan agreement with Suzhou Branch of China Merchants Bank, under which Suzhou Gracell Biotech obtained a term loan facility of RMB29.0 million (US$4.6 million) for a term of 60 months commencing from June 2, 2020 and ending on June 1, 2025. During the term, Suzhou Gracell Biotech may make multiple drawdowns within the facility limit. Interest on the outstanding loan balance accrues quarterly at a variable annual rate equal to the one-year
loan prime rate plus 1%. We are required to make payments of principal and interest on the loan on a semi-annual basis unless otherwise agreed by the parties. The loan agreement contains customary covenants that, among other things, require Suzhou Gracell Biotech to obtain written approval from Suzhou Branch of China Merchants Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. The loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2021, RMB12.4 million (US$1.9 million) was outstanding under the loan agreement.
Loan Agreement with China CITIC Bank
On March 30, 2021, Suzhou Gracell Biotech entered into a loan agreement with China CITIC Bank, under which Suzhou Gracell Biotech obtained a term loan facility of RMB10.0 million (US$1.6 million) for a term of 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year
loan prime rate. Under each loan agreement, we are required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. Each loan agreement contains customary covenants that, among other things, require Suzhou Gracell Biotech to obtain written approval from China Construction Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect the interest of China CITIC Bank. Each loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may be entitled to penalties or declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2021, RMB10 million (US$1.6 million) was outstanding under the loan agreement.

Loan Agreements with Hangzhou Bank
In October and November 2021, Suzhou Gracell entered into two loan agreements with Hangzhou Bank. Under each agreement Suzhou Gracell borrowed a principal amount of RMB10.0 million (US$1.6 million) and 20 million (US$3.1 million) respectively in the form of a term loan for 12 months. The effective interest rate of these borrowings is 4.35% per annum. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. Each loan agreement contains customary covenants that, among other things, require Suzhou Gracell to obtain written approval from Hangzhou Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. Each loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2021, RMB30 million (US$4.7 million) was outstanding under the loan agreement.
Contracts of Maximum Guarantee with China Industrial Bank
On May 6, 2020, Gracell Bioscience entered into a contract of maximum guarantee with China Industrial Bank, under which Gracell Bioscience agreed to, among other things, jointly and severally assume the guarantee liability under this contract and perform the liability for repayment of debts on behalf of Suzhou Gracell Biotech under such loan agreement to be entered into between Suzhou Gracell Biotech and China Industrial Bank during May 6, 2020 and March 19, 2021. The guarantee period for Gracell Bioscience in connection with each financing by Suzhou Gracell Biotech is generally two years commencing from the expiration date of debt performance period under the financing. The maximum amount of repayment liability assumed by Gracell Bioscience is RMB30.0 million (US$4.7 million).
On May 6, 2020, Shanghai Gracell Biotech entered into a contract of maximum guarantee with China Industrial Bank, under which Shanghai Gracell Biotech agreed to, among other things, jointly and severally assume the guarantee liability under this contract and perform the liability for repayment of debts on behalf of Suzhou Gracell Biotech under such loan agreement to be entered into between Suzhou Gracell Biotech and China Industrial Bank during May 6, 2020 and March 19, 2021. The guarantee period for Shanghai Gracell Biotech in connection with each financing by Suzhou Gracell Biotech is generally two years commencing from the expiration date of debt performance period under the financing. The maximum amount of repayment liability assumed by Gracell Bioscience is RMB30.0 million (US$4.7 million).
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
Funding Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our operating lease obligations and our capital expenditures.
Contractual Obligations
The following table sets forth our contractual obligations and commitments as of December 31, 2021:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total

	(in RMB thousands)
Operating Lease obligations	20,230	13,657	—	—	33,887

Our operating lease obligations related to our leases of offices, GMP facility and research centers. For the years ended December 31, 2019, 2020 and 2021, total rental related expenses for all operating leases amounted to RMB11.1 million, RMB11.5 million and RMB16.3 million (US$2.6 million), respectively.
Capital Expenditure
We incurred capital expenditure of RMB56.4 million, RMB79.4 million and RMB56.7 million (US$8.9 million) for the years ended December 31, 2019, 2020 and 2021, respectively, primarily in connection with our expenditure for the purchase of property and equipment. These purchases primarily relate to (i) equipment used for research and production activities and (ii) renovation in Suzhou facility. We intend to fund our future capital expenditure through our existing cash balance and other financing alternatives. We expect that our capital expenditures will continue to increase to support the growth of our business.

We do not currently have any approved products and have not generated any revenue from product sales. We have funded our operations to date primarily through a combination of equity and debt financing. In 2021, we had received proceeds of RMB71.2 million (US$11.2 million) from our term loan facilities with commercial banks and US$220 million net proceeds from our initial public offering in January 2021. As of December 31, 2021, we had RMB1,832.6 million (US$287.6 million) in cash and cash equivalents and short-term investments.
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
Based upon our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements.
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
No
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
C.    Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Technology,” “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” and “Item 5. Operating and Financial Review and Prospects––A. Operating Results.”
D.    Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future results of operations or financial conditions.
E.    Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.
We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period-to-period
or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. For the years ended December 31, 2019, 2020 and 2021, the Company does not have an accounting estimate that is considered critical.

Item 6.	Directors, Senior Management and Employees
A.    Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
William Wei Cao, Ph.D. B.M.	63	Founder, Chairman of the Board and Chief Executive Officer
David Guowei Wang M.D., Ph.D.	60	Director
Guotong Xu M.D., Ph.D.	64	Director
Wendy Hayes	52	Director
Christophe Kin Ping Lee	53	Director
Martina Sersch, M.D., Ph.D.	50	Chief Medical Officer
Yili Kevin Xie, Ph.D.	51	Chief Financial Officer
Jenny Yajin Ni, M.D., Ph.D.	59	Chief Technology Officer

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
David Guowei Wang, M.D., Ph.D.
, has served as our director since March 2020. Dr. Wang has over 20 years of experience in the healthcare industry. Dr. Wang has served as Partner and Senior Managing Director, Asia, of OrbiMed Advisors LLC, since August 2011. He has served as director of AK Medical Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 1789) since April 2016, and as director of Edan Instruments, Inc., a company listed in the Shenzhen Stock Exchange (Stock Code: 300206) since March 2010. Prior to that, Dr. Wang served as Managing Director of Healthcare Investment of WI Harper Group from April 2006 to July 2011. Dr. Wang holds a Bachelor’s degree in basic medicine and an M.D. from Peking University School of Medicine, and a Ph.D. in Developmental Biology from California Institute of Technology.
Guotong Xu, M.D., Ph.D.
, has served as our director since February 2019. We have determined that Guotong Xu meets the criteria for independence set forth in Rule
10A-3
of the Exchange Act. Dr. Xu has over 30 years of academia and industry experience in both China and the United States. Dr. Xu has been a professor of Ophthalmology and Pharmacology at Tongji University School of Medicine, or TUSM, since 2008 and a director of The East China Stem Cell Bank located inside TUSM, a center for stem cell research and clinical application in China. From March 2008 to July 2016, Dr. Xu served as dean of Tongji University School of Medicine. Dr. Xu has been an independent director of Guangzheng Group Co., Ltd., a company listed on the Shenzhen Stock Exchange (Stock Code: 002524) and Zhejiang Shapuaisi Pharmaceutical Co., Ltd., a company listed on the Shanghai Stock Exchange (Stock Code: 603168), from June 2018 and August 2020, respectively. Prior to that, Dr. Xu served as an independent director of Cellular Biomedicine Group Inc. from November 2014 to November 2016. Dr. Xu holds a Bachelor’s degree in Medicine from Harbin Medical University, an M.D. and a Master of Medical Sciences from Peking Union Medical College, Chinese Academy of Medical Sciences, and a Ph.D. in Pharmacology from University of North Texas Health Science Center, Fort Worth, Texas.
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

Christophe Kin Ping Lee
has served as our director since July 2021. We have determined that Christophe Kin Ping Lee meets the criteria for independence set forth in Rule
10A-3
of the Exchange Act. Mr. Lee has over 16 years of experience in asset management. Mr. Lee is currently the chief executive officer of Lotus Asset Management Limited. From June 2019 to September 2019, Mr. Lee was a licensed representative of Zheng He Capital Management Limited for Type 4 and Type 9 regulated activities under the Securities and Futures Ordinance, or the SFO. From January 2019 to May 2019, Mr. Lee served as a responsible officer of Lotus Asset Management Limited for Type 4 and Type 9 regulated activities under the SFO. From July 2015 to July 2018, Mr. Lee was a responsible officer of MZ Asset Management Limited for Type 9 regulated activities under the SFO. From May 2014 to August 2014, Mr. Lee was a responsible officer of Fenex Capital Management Limited for Type 9 regulated activities under the SFO. Mr. Lee was a licensed representative for Type 9 regulated activities under the SFO from September 2010 to November 2011 and a responsible officer for Type 9 regulated activities under the SFO from November 2010 to March 2011 of FrontPoint Management (Hong Kong), Ltd. Mr. Lee was the chief financial officer of OrbusNeich Medical Company Ltd. from March 2012 to March 2017, and its senior advisor from March 2017 to June 2018. Mr. Lee worked in Sun Hung Kai & Co. group companies from August 2000 to August 2010 with his last position as Head of Corporate Development. Mr. Lee worked in Goldman Sachs (Asia) LLC from February 1997 to July 2000 with his last position as executive director of the Investment Management Division. Mr. Lee was appointed as a committee member of the New Business Committee of the Financial Services Development Council of Hong Kong by the Hong Kong SAR government from March 2013 to March 2019. Mr. Lee was the chairman of the Hong Kong Branch of the Alternative Investment Management Association from September 2004 to August 2012. Mr. Lee was appointed as a member of the Securities and Futures Commission Advisory Committee by the Hong Kong SAR government from June 2007 to May 2009. Mr. Lee received a Bachelor of Applied Science Degree from the University of Pennsylvania in 1991.
Martina Sersch, M.D., Ph.D.
, has served as our Chief Medical Officer since 2020. Dr. Sersch has over 25 years of academia and industry experience and extensive experience in cell and gene therapy, immune-oncology, mAb and small molecules in multi-national companies and biotechnology companies. Prior to joining us, Dr. Sersch served as chief medical officer of Mustang Bio, Inc. (Nasdaq: MBIO), a Nasdaq-listed
CAR-T,
cell and gene therapy company, from October 2018 to September 2019, where she led the clinical development for gene and cellular therapies for the treatment of rare diseases and hematological as well as solid tumor indications. She accomplished the successful IND submission and approval of a
CAR-T
cell therapy in acute myeloid leukemia, blastic plasmacytoid dendritic cell neoplasm and myelodysplastic syndrome. From December 2016 to September 2018, Dr. Sersch served as Executive Medical Director at Amgen Inc. leading early and late-stage clinical development strategies and programs as hematology lead. Amongst other she was responsible for the successful filing and approval of a novel combination therapy in multiple myeloma and lead several key initiatives including the assessment of safety findings and potential differences in different ethnic groups. In addition, her responsibilities included portfolio activities such as global filings and regional development strategies. Prior to this role, she served as a Senior Medical Director at Roche/Genentech Inc from 2011 to 2016, where she served as Global Development Leader in solid tumors leading global and regional clinical development activities in Europe, Asia and the United States which included successful global filing activities for a mAb in mCRC. During her tenure at Roche/Genentech Inc, she worked in different cross functional capacities with increasing responsibilities including in the Asia-Pacific region as Global Biologics Strategy leader. Before joining Genentech Inc, Dr. Sersch worked many years at Pfizer Inc in country, regional and global roles with increasing responsibilities including the development of early immunotherapy agents. Dr. Sersch holds an M.D. and a doctorate degree from the University of Heidelberg in Germany.
Yili Kevin Xie, Ph.D.
, has served as our Chief Financial Officer since July 2020. Dr. Xie has over 20 years of experience in healthcare industry and healthcare investment. Prior to joining our company, Dr. Xie served in various leadership positions in Fosun Group from March 2015 to July 2020, including as the President of Fosun Healthcare Holdings and Chief Representative of Fosun, New York. Dr. Xie has served as director of Humanigen Inc. (Nasdaq: HGEN) since October 2021. From February 2012 to March 2015, Dr. Xie served as Managing Partner for Kinglington Capital, an investment company. He co-founded
and served as Portfolio Manager for Locust Walk Capital from April 2010 to February 2012. From January 2009 to January 2010, Dr. Xie served as Healthcare Sector Head for Scopia Capital, a global hedge fund. From 2005 to 2008, he served as Principal and subsequently Managing Director for Great Point Partners, a healthcare hedge fund. Dr. Xie served as an Equity Analyst for Delaware Investments, an asset management firm, from June 2002 to July 2005. Dr. Xie holds a Bachelor’s degree from Tianjin University in China, a Ph.D. in Chemistry from The City University in New York, and an M.B.A. from The Wharton School, University of Pennsylvania.
Jenny Yajin Ni, M.D., Ph.D.
, has served as our Chief Technology Officer since May, 2021. Dr. Ni has over 25 years of experience in process and product development for gene and cell therapies and vaccines. Dr. Ni previously served as Head of Process Development at both Pfizer and Allogene Therapeutics. Prior to that, Dr. Ni also served as Director of Tech Operations at VIRxSYS Inc., where she held roles of increasing responsibility across process and analytical development, technology transfer, as well as technical support for GMP manufacturing and quality control, or QC, testing. Dr. Ni holds a Ph.D. in Molecular Virology from Kyoto University in Japan and an M.D. in Internal Medicine from Kunming Medical University in China.

B.    Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2021, we paid an aggregate of approximately RMB13.2 million (US$2.1 million) in cash and benefits to our executive officers and non-employee
directors. For stock option grants to our executive officers and directors, see “—Third Amended and Restated 2017 Employee Stock Option Plan” and “—2020 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
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
Third Amended and Restated 2017 Employee Stock Option Plan
We have adopted an employee stock option plan, which was amended and restated in October 2020. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be granted under our employee stock option plan is 10,216,234 ordinary shares. As of March 31, 2022, awards to purchase a total of 9,451,275 ordinary shares have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following paragraphs summarize the principal terms of our employee stock option plan.
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
2020 Share Incentive Plan
To promote the success and enhance the value of our company, in December 2020, our shareholders and board of directors approved the 2020 Share Incentive Plan, or the 2020 Plan, which became effective in January 2021. Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance, or the Award Pool, shall initially be 10,081,980, equal to three percent (3%) of the ordinary shares of our company outstanding immediately upon completion of our initial public offering in January 2021. The Award Pool will be increased on an annual basis on the first calendar day of each fiscal year of our company during the term of 2020 Plan commencing on January 1 of the year following the year in which this offering occurs, by the lesser of (i) an amount equal to one percent (1%) of the total number of ordinary shares of our company issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of ordinary shares as may be determined by our board of directors. As of March 31, 2022, awards to purchase a total of 8,086,785 ordinary shares have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following paragraphs summarizes the principal terms of the 2020 Plan:
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
The following table summarizes, as of March 31, 2022, the options granted under our share incentive plans to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares & RSUs Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
William Wei Cao	303,030	—	January 1, 2021	January 30, 2031
	289,020	—	February 24, 2022	February 24, 2032
	606,060	1,65	January 1, 2021	January 1, 2031
	1,000,000	1.65	January 13, 2021	January 13, 2031
	1,302,415	0.692	February 24, 2022	February 24, 2032
David Guowei Wang	—	—	—	—
Guotong Xu	*	0.30	September 1, 2017	August 31, 2027
	*	4.36	February 1, 2021	February 1, 2031
Wendy Hayes	*	—	January 8, 2021	January 8, 2031
	*	—	January 7, 2022	January 7, 2023
Christophe Kin Ping Lee	*	—	July 9, 2021	July 9, 2031
	*	—	February 24, 2022	February 24, 2032
Martina Sersch	1,000,000	1.06	June 15, 2020	June 15, 2030
	300,000	1.65	January 13, 2021	January 13, 2031
	*	4.64	April 13, 2021	April 13, 2031
	*	0.692	February 24, 2022	February 24, 2032
Yili Kevin Xie	*	—	February 24, 2022	February 24, 2032
	3,000,000	1.06	July 16, 2020	July 16, 2030
	*	1.65	December 9, 2020	December 8, 2030
	*	1.65	January 13, 2021	January 13, 2031
	*	4.64	April 13, 2021	April 13, 2031
Jenny Yajin Ni	800,000	2.3	May 6, 2021	May 6, 2031
Other grantees	8,257,520	0.30 (August 8, 2017 through January 2, 2019) 1.06 (January 3, 2019 through November 3, 2020) 1.65 (November 4, 2020 through March 31, 2021) 4.64 (March 15, 2021 through April 13, 2021)	From August 8, 2017	Ten years from date of award
Total	17,538,060

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

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
Audit Committee
. Our audit committee consists of Wendy Hayes, Guotong Xu and Christophe Kin Ping Lee. Wendy Hayes is the chairperson of our audit committee. We have determined that each of Wendy Hayes, Guotong Xu and Christophe Kin Ping Lee satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule
10A-3
of the Exchange Act. We have determined that Wendy Hayes satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

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
Compensation Committee
. Our compensation committee consists of William Wei Cao, David Guowei Wang and Wendy Hayes. William Wei Cao is the chairperson of our compensation committee. We have determined that Wendy Hayes satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Our compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of William Wei Cao, Guotong Xu and Wendy Hayes. William Wei Cao is the chairperson of our nominating and corporate governance committee. We have determined that each of Wendy Hayes and Guotong Xu satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee is responsible for, among other things:

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
Terms of Directors and Officers
Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless otherwise determined by our company in general meeting, our company shall have not less than three (3) directors, and there shall be no maximum number of directors. Our directors will be divided into three (3) classes designated as follows:
Our directors will be divided among the three classes as follows:

•	Class I, which will consist of Christophe Kin Ping Lee, whose term will expire at our annual meeting of shareholders in 2024; and

•	Class II, which will consist of Guotong Xu and David Guowei Wang, whose term will expire at our annual meeting of shareholders in 2022;

•	Class III, which will consist of William Wei Cao and Wendy Hayes, whose term will expire at our annual meeting of shareholders in 2023.

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
Board Diversity
The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.
Board Diversity Matrix (as of March 31, 2022)

Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0
D.    Employees
We had a total of 108, 202, and 348 full-time employees as of December 31, 2019, 2020 and 2021, respectively. Of the 348 full-time employees as of December 31, 2021, 252 hold medical, technical or scientific credentials and qualifications, 273 were engaged in research and development activities and 75 were engaged in business development, finance, information systems, facilities, human resources or administrative support.
Most of our employees are located in Suzhou and Shanghai, China. None of our employees are subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.
E.    Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.
The calculations in the table below are based on 346,282,226 ordinary shares outstanding as of March 31, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers**:
William Wei Cao (1)	95,096,137	27.5
David Guowei Wang	—	—
Guotong Xu	*	*
Wendy Hayes	*	*
Christophe Kin Ping Lee	*	*
Martina Sersch	*	*
Yili Kevin Xie	*	*
Jenny Yajin Ni	*	*
All Directors and Executive Officers as a Group	96,867,184	28.0
Principal Shareholders:
Gracell Venture Holdings Limited (1)	92,347,450	26.7
TLS Beta Pte. Ltd. (2)	49,509,702	14.3
Entities affiliated with LAV (3)	25,406,680	7.3
Entities affiliated with OrbiMed (4).	66,220,230	19.1
Entities affiliated with Wellington (5)	21,460,705	6.2
Capital International Investors (6)	20,318,820	5.9

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

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

Notes:

(1)
Represents 92,090,000 ordinary shares and 257,450 ordinary shares (in the form of ADSs) held by Gracell Venture Holdings Limited, a company incorporated in the British Virgin Islands, and 2,748,687 ordinary shares that William Wei Cao has the rights to acquire within 60 days. Gracell Venture Holdings Limited is wholly owned by Land Blossom Limited, a company incorporated in the British Virgin Islands. Land Blossom Limited, under The Cao Family Trust, or the Trust, established under the law of Republic of Singapore and managed by VISTRA Trust (Singapore) Pte. Limited, or the Trustee, is wholly owned and managed by the Trustee. Dr. William Wei Cao is the Settlor of the Trust and Dr. Cao and his family members are the Trust’s beneficiaries. Under the terms of the Trust, Dr. Cao has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Gracell Venture Holdings Limited in our company. The registered address of Gracell Venture Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)
Represents 49,509,702 ordinary shares held by TLS Beta Pte. Ltd., a company incorporated in Singapore. TLS Beta Pte. Ltd. is a direct wholly-owned subsidiary of Temasek Life Sciences Private Limited. Temasek Life Sciences Private Limited, is a direct wholly-owned subsidiary of Fullerton Management Pte Ltd, or FMPL, which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. Temasek is wholly owned by the Singapore Minister for Finance. Under the Singapore Minister for Finance (Incorporation) Act (Chapter 183), the Minister for Finance is a body corporate. As a commercial investment company, Temasek has its own Board of Directors and a professional management team. Temasek owns and manages its portfolio with full commercial discretion and flexibility under the guidance of its Board. The Singapore Government is not involved in Temasek’s investment, divestment, or any other business or operational decisions. The principal business address of TLS Beta Pte. Ltd. is 60B Orchard Road
#06-18
Tower 2, The Atrium@Orchard, Singapore 238891.

(3)
Represents (i) 10,049,125 ordinary shares (in the form of ADSs) held by LAV Biosciences Fund V, L.P., a Cayman Islands exempted limited partnership, (ii) 14,981,730 ordinary shares (in the form of ADSs) held by LAV Granite Limited, a British Virgin Island company, and (iii) 375,825 ordinary shares (in the form of ADSs) held by LAV Biosciences Fund V Sub A, L.P., a United States limited partnership, as reported on Schedule 13G filed by LAV Granite Limited, among others, on February 9, 2022. LAV Corporate V GP, Ltd. is the general partner of LAV GP V, L.P., which is the general partner of LAV Biosciences Fund V, L.P. Dr. Yi Shi is a Managing Partner of LAV Corporate V GP, Ltd and has voting power and investment discretion with regard to the shares held of record by LAV Biosciences Fund V, L.P. LAV Granite Limited is wholly owned by LAV Biosciences Fund IV, LP. Dr. Yi Shi is the managing partner of LAV Corporate IV GP, Ltd the general partner of LAV GP IV, L.P., which is the general partner of LAV Biosciences Fund IV, LP. The voting and investment power of shares held by LAV Granite Limited is exercised by Dr. Yi Shi. The registered address of LAV Biosciences Fund V, L.P. is 75 Fort Street, PO Box 1350, Grand Cayman
KY1-1108,
Cayman Islands. The registered address of LAV Granite Limited is PO Box 4301, Road Town, Tortola, British Virgin Islands.

(4)
Represents (i) 1,914,198ADSs held by OrbiMed Capital LLC, a Delaware corporation, (ii) 5,970,672 ADSs held by OrbiMed Advisors LLC, a Delaware corporation, and (iii) 5,359,176 ADSs held by OrbiMed Asia GP III, L.P., as reported on Schedule 13G filed by OrbiMed Capital LLP on February 11, 2022. OrbiMed Asia GP III, L.P. is the general partner of OrbiMed Asia Partners III, L.P., or OAP III. OrbiMed Advisors LLC, or Advisors, and OrbiMed Capital LLC, or Capital, are investment advisors in accordance with
ss.240.13d-1(b)(1)(ii)(E).
Advisors is the investment manager to OrbiMed Asia GP III, L.P.. The principal business address of OrbiMed Capital LLC and OrbiMed Advisors LLC is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(5)
Represents 21,460,705 ordinary shares held by Wellington Investment Advisors Holdings LLP, a Delaware limited partnership, as reported on Schedule 13G filed by Wellington Group Holdings LLP, among others, on February 4, 2022. Wellington Management Group LLP is the parent holding company of certain holding companies and the Wellington Investment Advisers. The securities are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The principal business address is 280 Congress Street, Boston, MA 02210.

(6)
Represents 20,318,820 ordinary shares (in the form of ADSs) held by Capital International Investors, a Delaware corporation, as reported on Schedule 13G filed by Capital International Investors on February 11, 2022. Capital International Investors is a division of Capital Research and Management Company, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc. Capital International Investors’ divisions of each of the aforementioned investment management entities collectively provide investment management services under the name “Capital International Investors.” Capital International Investors is deemed to be the beneficial owner of 20,318,820 shares. The principal business address is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

To our knowledge, as of March 31, 2022, a total of 323,200,065 ordinary shares were held by one record holder in the United States, representing approximately 93.33% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of the ADS program.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions
A.    Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B.    Related Party Transactions
Contractual Arrangements with The VIE and Its Shareholders
See “Item 4. Information on the Company—C. Organizational Structure.”
Private Placements
See “Description of Share Capital—History of Securities Issuances.”
Transactions with Unitex Capital Ltd.
In the year ended December 31, 2019, we paid RMB1,358 thousand (US$200 thousand) to obtain an exclusive license from Unitex Capital Ltd., an entity controlled by Dr. William Wei Cao. In the year ended December 31, 2020, we paid RMB2,631 thousand (US$381 thousand) for professional service fee to Unitex Capital Ltd. In the year ended December 31, 2021, we paid RMB3,354 thousand (US$526 thousand) for professional service fee to Unitex Capital Ltd.
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
Voting Rights.
Holders of our ordinary shares shall be entitled to one vote per ordinary share. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares which are present in person or by proxy at the meeting.
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
The Companies Act only provides shareholders with limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before general meeting. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting, but such rights must be stipulated in the articles of association of our company.
Transfer of Ordinary Shares.
Subject to the restrictions set out in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
The registration of transfers may, after compliance with any notice required of The Nasdaq Global Select Market, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.
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
Redemption, Repurchase and Surrender of Shares.
Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.
Whenever the capital of our company is divided into different classes, the rights attached to any such class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up,
may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu
with such existing class of shares.

Issuance of Additional Shares.
Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.
Our amended and restated memorandum of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights;

•	the rights and terms of redemption and liquidation preferences; and

•	any other powers, preferences and relative, participating, optional and other special rights.
Our board of directors may issue preferred shares without the need for any approval or consent from, or other action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions.
Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.
We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

No other taxes are likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.
No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares, unless the relevant instruments are executed in, brought to, or produced before a court of the Cayman Islands or our company holds interests in land in the Cayman Islands.
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
Dividends
Subject to the discussion below under “—Passive Foreign Investment Company,” distributions paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, would generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Individuals and other
non-corporate
U.S. Holders may be subject to tax on dividend income from a “qualified foreign corporation” at a lower capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met. A
non-U.S.
corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of the applicable provision of the Code and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the U.S. We expect the ADSs (but not our ordinary shares) will be readily tradeable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradeable on an established securities market.
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
Sale or Other Disposition
Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of the ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss is subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S.-source income or loss and, subject to certain exceptions, Treasury Regulations generally preclude U.S. taxpayers from claiming a foreign tax credit with respect to any
non-U.S.
tax imposed on gains from dispositions of shares held as capital assets unless the tax is creditable under an applicable income tax treaty. Accordingly, your ability to claim a foreign tax credit with respect to the PRC tax imposed on such sale or other taxable disposition, if any, may be significantly limited. In lieu of claiming a credit, you may be able to elect to deduct the PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct PRC taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. Each U.S. Holder is advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the creditability or deductibility of any PRC tax on disposition gains under its particular circumstances.
Passive Foreign Investment Company
A
non-U.S.
corporation, such as the Company, will be a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our estimated income, assets and market capitalization for 2021, we were likely a PFIC for 2021. While we hold a substantial amount of cash and cash equivalents our PFIC status for any taxable year will depend primarily on the average value of our goodwill. Because our market capitalization has declined substantially since our initial public offering (including in recent months), if the value of our goodwill is determined by reference to our market capitalization there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The treatment of our goodwill as a passive or active asset will depend on the allocation of our goodwill to our business assets, which is subject to significant uncertainty. Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of the ADSs, which may be volatile). Therefore, declines in our market capitalization would adversely affect our PFIC status for any taxable year. Our status may also depend, in part, on how quickly we utilize our current cash balances in our business. Furthermore, prior to the commercialization of any of our product candidates, for any taxable year interest or other passive income may constitute 75% or more of our total gross income. Moreover, it is not entirely clear how the contractual arrangements between us, the VIE and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is treated as owned by us for these purposes. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Because our PFIC status is a factual determination, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of the entities in which we hold equity interests (including generally, the VIE or any of the entities in which the VIE holds equity interests) is also a PFIC (in each case, a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we hold equity interests, the VIE or any of the entities in which the VIE holds equity interests.
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
A QEF election with respect to the Company will not apply to any of our lower-tier PFICs. If we determine that any of our current subsidiaries is a lower-tier PFIC for any taxable year, we currently expect that we will provide the information necessary for U.S. Holders to make a QEF election with respect to such lower-tier PFIC upon request, but there can be no assurance that we will be able to provide such information.

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
20-F
on our website at
ir.gracellbio.com
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
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
As of December 31, 2021, we had
RMB-denominated
cash of RMB309.1 million (US$48.5 million). We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of RMB30.9 million (US$4.4 million) in our total assets as of December 31, 2021, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in an increase of RMB30.9 million (US$5.4 million) in our total assets as of December 31, 2021.
Interest Rate Risk
We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents and short-term investments of RMB1832.6 million (US$287.6 million) as of December 31, 2021. We generally hold our cash in interest-bearing money market accounts. Due to the short-term maturities of our cash equivalents and short-term investments and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents and short-term investments.

Inflation
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office space may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2021, we received RMB14.5 million (US$2.3 million) in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.
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
For the period from January 7, 2021 to December 31, 2021, we used approximately US$56.7 million of the net proceeds from our initial public offering for research and development, logistics management and other general corporate purposes.
We intend to continue to use the proceeds from our initial public offering as disclosed in the
F-1
Registration Statement.

Item 15.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules
13a-15(e)
of the Exchange Act, as of December 31, 2021.
Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of Independent Registered Public Accounting Firm
This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021.
Changes in Internal Control Over Financial Reporting
In preparing our consolidated financial statements as of and for the year ended December 31, 2020 included in our annual report on Form
20-F
for the year ended December 31, 2020, we identified one material weakness in our internal control over financial reporting. Under standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relate to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to prepare consolidated financial statements and related disclosures.
We have implemented a number of measures in 2021 to address the material weakness that has been identified, including: (i) we hired additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience and qualifications, (ii) we expanded the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, and (iii) we enhanced internal audit function as well as engaging an external consulting firm to assist us in assessing compliance with the SEC requirements and improve overall internal control.
The implementation of the foregoing measures has remediated our material weakness relating to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of U.S. GAAP and SEC rules.
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
http://irgracellbio.com/
.

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2020		2021
Audit fees (1)	US$	530	US$	1,018
All other fees (2)	US$	50	US$	23

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial audit.

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
While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage exemptions afforded to us. See “Item 3. Key Information—D. Risk Factors— Risks Related to the ADSs—As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.” We have elected to or intend to follow home country practice in lieu the following requirements:

•	the requirement that each member of the compensation committee must be an independent director as set forth in Nasdaq Rule 5605(d)(2)(A);

•
the requirement that director nomination should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors as set forth in Nasdaq Rule 5605(e)(1);

•	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and

•	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).
Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of Gracell Biotechnologies Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

2.3	Deposit Agreement, among the Registrant, the depositary and holder and beneficial owners of the American Depositary Receipts issued thereunder, dated January 7, 2021 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on February 25, 2021 (File No. 333-253486))

2.4	Second Amended and Restated Shareholders Agreement, dated as of October 20, 2020, among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2021 (File No. 001-39838))

4.1	Third Amended and Restated 2017 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.2	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333- 251494))

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.4	Form of Director Agreement between the Registrant and a director of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.5	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.6	Spouse Consent Letter from the spouse of a shareholder of Shanghai Gracell Biotech, dated November 10, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.7	Technical Consultation and Service Agreement between Gracell Bioscience and Shanghai Gracell Biotech dated January 3, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.8	Business Cooperation Agreement between Gracell Bioscience and Shanghai Gracell Biotech dated January 3, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.9	Amendment to Voting Rights Proxy Agreement and Power of Attorney among Shanghai Gracell Biotech, Gracell Bioscience and Dr. William Wei Cao dated November 10, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.10	Voting Rights Proxy Agreement and Power of Attorney among Shanghai Gracell Biotech, Gracell Bioscience and Xiaomi Hua dated November 10, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.11	Equity Pledge Supplementary Agreement among Gracell Bioscience, Shanghai Gracell Biotech and Dr. William Wei Cao dated November 10, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.12	Equity Pledge Agreement among Gracell Bioscience, Shanghai Gracell Biotech and Xiaomi Hua dated November 10, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.13	Amendment to Call Option Agreement among Gracell Bioscience, Shanghai Gracell Biotech and Dr. William Wei Cao dated November 10, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.14	Call Option Agreement among Gracell Bioscience, Shanghai Gracell Biotech and Xiaomi Hua dated November 10, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.15^	Exclusive License Agreement between Unitex Capital, Ltd and Promab Biotechnologies, Inc. dated April 19, 2017 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.16^	Amended and Restated No. 1 to Exclusive License Agreement with Sublicensing Terms among Shanghai Gracell Biotech, Unitex Capital, Ltd and Promab Biotechnologies, Inc. dated November 29, 2017 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.17*^	Exclusive License Agreement between FutureGen Biopharmaceutical Co., Ltd. and Gracell Biotechnologies (HK) Limited, dated May 11, 2021.

4.18*^	Manufacturing Services Agreement between Lonza Houston, Inc., Suzhou Gracell Biotechnologies Co., Ltd., and Gracell Biopharmaceuticals, Inc., dated March 31, 2021.

8.1*	List of significant subsidiaries and consolidated affiliated entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent Registered Public Accounting Firm

15.2*	Consent of Harney Westwood & Riegels

15.3*	Consent of AllBright Law Offices

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
^
Pursuant to Item 601(b)(10)(iv) of Regulation
S-K
promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted because they are both not material and the type that the Company treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gracell Biotechnologies Inc.

	By:	/s/ William Wei Cao
Name: William Wei Cao
Title: Chairman of the Board of Directors and Chief Executive Officer
Date: April 22, 2022

GRACELL BIOTECHNOLOGIES INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Gracell Biotechnologies Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Gracell Biotechnologies Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2021.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Shanghai, the People’s Republic of China
April 22, 2022
We have served as the Company’s auditor since 2020.

GRACELL BIOTECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents		754,308	1,829,006	287,011
Short-term investments		18,743	3,615	567
Prepayments and other current assets	3	42,418	52,459	8,232

Total current assets		815,469	1,885,080	295,810
Property, equipment and software, net	4	119,083	123,818	19,430
Operating lease right-of-use assets	5	—	29,652	4,653
Other non-current assets	6	30,398	21,587	3,387

TOTAL ASSETS		964,950	2,060,137	323,280

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs without recourse to the Company of RMB11,157 and RMB35,685 as of December 31, 2020 and 2021, respectively)	7	42,401	69,120	10,846
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB49,990 and RMB66,100 as of December 31, 2020 and 2021, respectively)	8	49,990	66,100	10,373
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Company of nil and RMB4,367 as of December 31, 2020 and 2021, respectively)	5	—	17,527	2,750
Current portion of long-term borrowings (including current portion of long-term borrowings of the consolidated VIEs without recourse to the Company of RMB970 and RMB2,376 as of December 31, 2020 and 2021, respectively)	8	970	2,376	373

Total current liabilities		93,361	155,123	24,342
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Company of nil and RMB730 as of December 31, 2020 and 2021, respectively)	5	—	14,830	2,327
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB51,926 and RMB54,349 as of December 31, 2020 and 2021, respectively)	8	51,926	54,349	8,529
Other non-current liabilities		—	8,464	1,328

TOTAL LIABILITIES		145,287	232,766	36,526

Commitments and contingencies	15
Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0001 par value; 31,343,284 and nil shares authorized, issued and outstanding as of December 31, 20 2 0 and 2021, respectively)	10	110,468	—	—
Series B-1 convertible redeemable preferred shares (US$ 0.0001 par value; 21,735,721 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	10	142,481	—	—
Series B-2 convertible redeemable preferred shares (US$ 0.0001 par value; 59,327,653 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	10	495,799	—	—

Series C convertible redeemable preferred shares (US$ 0.0001 par value; 61,364,562 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	10	658,788	—	—

Total mezzanine equity		1,407,536	—	—

Shareholders’ equity (deficit):
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 99,044,776 and 337,969,926 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	9	68	223	35
Additional paid-in capital		—	2,902,856	455,521
Accumulated other comprehensive loss		(23,912)	(57,936)	(9,091)
Accumulated deficit		(564,029)	(1,017,772)	(159,711)

Total shareholders’ equity (deficit)		(587,873)	1,827,371	286,754

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY(DEFICIT)		964,950	2,060,137	323,280

The accompanying notes are an integral part of these consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
					(Note 2)
Revenues
Licensing and collaboration revenue		—	—	366	57
Expenses
Research and development expenses		(119,218)	(168,830)	(326,899)	(51,298)
Administrative expenses		(27,362)	(45,566)	(137,040)	(21,505)

Loss from operations		(146,580)	(214,396)	(463,573)	(72,746)
Interest income		3,932	2,870	9,116	1,430
Interest expense		—	(2,155)	(5,063)	(794)
Other income		1,449	4,707	9,120	1,431
Foreign exchange gain (loss), net		2,556	(2,914)	(1,297)	(204)
Others, net		(21)	(12)	(57)	(9)

Loss before income tax		(138,664)	(211,900)	(451,754)	(70,892)
Income tax expense	12	—	—	—	—

Net loss		(138,664)	(211,900)	(451,754)	(70,892)
Deemed dividend to convertible redeemable preferred shareholders		(25,390)	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	10	(36,802)	(62,733)	(1,989)	(312)

Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders		(200,856)	(274,633)	(453,743)	(71,204)
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax		(3,159)	(20,753)	(34,024)	(5,339)

Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders		(204,015)	(295,386)	(487,767)	(76,543)

Weighted average number of ordinary shares used in per share calculation:
—Basic	13	99,053,363	99,044,776	328,866,599	328,866,599
—Diluted	13	99,053,363	99,044,776	328,866,599	328,866,599
Net loss per share attributable to Gracell Biotechnologies Inc.’s ordinary shareholders
—Basic	13	(2.03)	(2.77)	(1.38)	(0.22)
—Diluted	13	(2.03)	(2.77)	(1.38)	(0.22)
The accompanying notes are an integral part of these consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity/(deficit)
		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2019	100,089,552	69	—	—	(81,090)	(81,021)
Net loss	—	—	—	—	(138,664)	(138,664)
Repurchase of ordinary shares (Note 9)	(1,044,776)	(1)	—	—	(7,450)	(7,451)
Repurchase of convertible redeemable preferred shares (Note 10)	—	—	—	—	(25,390)	(25,390)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(36,802)	(36,802)
Foreign currency translation adjustment	—	—	—	(3,159)	—	(3,159)

Balance as of December 31, 2019	99,044,776	68	—	(3,159)	(289,396)	(292,487)

Net loss	—	—	—	—	(211,900)	(211,900)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(62,733)	(62,733)
Foreign currency translation adjustment	—	—	—	(20,753)	—	(20,753)

Balance as of December 31, 2020	99,044,776	68	—	(23,912)	(564,029)	(587,873)

Net loss	—	—	—	—	(451,754)	(451,754)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(1,989)	(1,989)
Share-based compensation	—	—	60,384	—	—	60,384
Conversion of preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	173,771,220	113	1,409,412	—	—	1,409,525
Issuance of ordinary shares upon IPO and over-allotment, net of issuance cost	63,250,000	41	1,431,316	—	—	1,431,357
Exercise of options and restricted share units	1,903,930	1	1,744	—	—	1,745
Foreign currency translation adjustment	—	—	—	(34,024)	—	(34,024)

Balance as of December 31, 2021	337,969,926	223	2,902,856	(57,936)	(1,017,772)	1,827,371

The accompanying notes are an integral part of these consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:

Net loss	(138,664)	(211,900)	(451,754)	(70,892)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and software	5,124	21,589	44,870	7,041
Share-based compensation	—	—	60,384	9,476
Amortization of right-of use assets and interest of lease liabilities	—	—	15,397	2,416
Foreign exchange (gain) loss, net	(2,556)	2,914	1,297	204
Changes in operating assets and liabilities:
Prepayments and other current assets	(10,023)	(18,295)	(10,040)	(1,576)
Accrued liabilities and other current liabilities	10,726	7,543	43,760	6,867
Other non-current assets	—	—	(1,619)	(254)
Lease liabilities	—	—	(15,309)	(2,402)
Other non-current liabilities			8,464	1,328

Net cash (used in) operating activities	(135,393)	(198,149)	(304,550)	(47,792)

Cash flows from investing activities:
Purchase of property, equipment and software	(56,432)	(79,400)	(56,743)	(8,904)
Investments in short-term investments	(80,200)	(28,055)	(10,000)	(1,569)
Proceeds from disposal of short-term investments	178,000	13,514	25,127	3,943

Net cash (used in) generated from investing activities	41,368	(93,941)	(41,616)	(6,530)

Cash flows from financing activities:
Proceeds from initial public offering and over-allotment, net of underwriting commissions	—	—	1,448,959	227,373
Proceeds from exercise of options and restricted share units	—	—	1,745	274
Repayment of convertible loans	—	(138,695)	—	—
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	439,501	795,420	—	—
Repurchase of ordinary shares and preferred shares	(44,705)	—	—	—
Proceeds from bank borrowings	—	103,008	71,233	11,178
Repayments of bank borrowings	—	(122)	(51,294)	(8,049)
Payment of initial public offering costs	—	(3,144)	(14,458)	(2,269)

Net cash generated from financing activities	394,796	756,467	1,456,185	228,507

Effect of exchange rate on cash and cash equivalents	(603)	(22,127)	(35,321)	(5,541)
Net increase in cash and cash equivalents	300,168	442,250	1,074,698	168,644

Cash and cash equivalents at the beginning of year	11,890	312,058	754,308	118,367

Cash and cash equivalents at the end of year	312,058	754,308	1,829,006	287,011

Supplemental cashflow disclosures:
Interest paid	—	2,155	5,063	795
Non-cash activities:
Deemed dividend to convertible redeemable preferred shareholders	25,390	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	36,802	62,733	1,989	312
Payables for deferred initial public offering cost	—	14,924	—	—
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
(b) Reorganization
The Group carried out its principal business in the People’s Republic of China (the “PRC”) since May 22, 2017 mainly through Gracell Biotechnologies (Shanghai) Co., Ltd. (“Gracell Biotechnologies” or the “VIE”) in the PRC. In connection with the Company’s initial public offering on the overseas capital market and facilitate offshore financing, the Group underwent a reorganization through which Gracell Biotechnologies (HK) Limited and Gracell Bioscience (Shanghai) Co., Ltd., (the “WFOE”), were established. The Company then entered into a series of contractual arrangements among the WFOE, the VIE and the VIE’s shareholders in January 2019 and the VIE’s shareholders swapped their shares in the VIE for shares in the Company to establish the Company as the ultimate holding company and the VIE became the variable interest entity of the Group (“Reorganization”).
As of December 31, 2021, the Company’s principal subsidiaries are as follows:

	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Gracell Biotechnologies Holdings Limited (“Gracell BVI”)	May 22, 2018	British Virgin Islands	100%	Investment holding
Gracell Biotechnologies (HK) Limited (“Gracell HK”)	June 7, 2018	Hong Kong	100%	Investment holding
Gracell Bioscience (Shanghai) Co., Ltd.	August 24, 2018	The PRC	100%	Research and development of innovative medicines
Gracell Biopharmaceuticals, Inc.	February 11, 2020	The United States of America	100%	Research and development of innovative medicines
Gracell Biomedicine (Shanghai) Co., Ltd.	August 19, 2020	The PRC	100%	Research and development of innovative medicines
Hainan Gracell Biomedicine Co., Ltd.	June 25, 2021	The PRC	100%	Research and development of innovative medicines
Suzhou Gracell Bioscience Co., Ltd.	July 12, 2021	The PRC	100%	Research and development of innovative medicines

VIE
Gracell Biotechnologies (Shanghai) Co., Ltd.	May 22, 2017	The PRC	—	Research and development of innovative medicines

VIE’s subsidiary
Suzhou Gracell Biotechnologies Co., Ltd. (“Suzhou Gracell”)	April 23, 2018	The PRC	—	Research and development of innovative medicines
On January 12, 2021, the Company completed its Initial Public Offering and became listed on the Nasdaq Global Selected Market (see Note
9
 for details).

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(c) Basis of Presentation for the Reorganization
The Reorganization consists of transferring the Gracell Business to the Group, which is controlled by William Wei Cao (the “Founder”) immediately before and after the Reorganization. The Reorganization was a recapitalization with no substantial changes in the shareholding of the Company. Accordingly, the Reorganization is accounted for as a transaction under common control. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows of the Gracell Business for the periods presented and are prepared on a carryover basis as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.
(d) Contractual agreements with the VIE
The Group operates certain of its businesses in the PRC through its VIE, whose equity interests are ultimately held by the
F
ounder and other shareholders of the Group through the VIE’s nominee shareholder. The Company obtained control over the VIE by entering into a series of contractual arrangements with the VIE’s legal shareholder who is also referred to as nominee shareholder. The nominee shareholder is the legal owner of the VIE. However, the rights of the nominee shareholder have been transferred to the Group through the contractual arrangements.
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
The following is a summary of the principal terms of the contractual agreements entered into by and among the WFOE, the VIE and the nominee shareholders of the VIE are described below:
Voting rights proxy agreement
The WFOE, the Group’s VIE and the nominee shareholders of the VIE have entered into an voting rights proxy agreement, pursuant to which the nominee shareholders of the Group’s VIE irrevocably appointed the WFOE or its designated persons as their attorney-in-fact
to exercise all of their rights as a shareholder of the VIE, including, but not limited to, propose to hold a shareholders’ meeting, exercise all shareholder’s voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting including but not limited to designate and appoint the director, the chief executive officer and other senior management members of the VIE and exercise other voting rights the shareholders are entitled to.

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
Technology consultation and service agreement
The WFOE and the VIE entered into a technology consultation and service agreement under which the VIE engages the WFOE as its exclusive consultant and provider of fund, human, technology and intellectual properties services and technical support, consulting services and other commercial services on exclusive basis in relation to the principal business. The WFOE has exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of this agreement. During the term of the agreement, the VIE may not enter into any agreement with third parties for the provision of identical or similar service without prior consent of the WFOE. In exchange, the VIE agrees to pay an annual service fee to the WFOE and such fee is determined by the WFOE based on its services provided including various factors such as the WFOE’s incurred technology support and consulting services fees, performance data and the VIE’s revenues. The agreement will remain in force for twenty (20) years and can be extended with the WFOE’s written notice of the extension before the expiration of this agreement and the VIE shall agree with this extension without reserve.
Business cooperation agreement
Under the business cooperation agreement entered between the VIE and the WFOE, the WFOE has the exclusive right to provide to the VIE technology support, consulting services and other commercial services including market analysis and consultation, products research and development, training and operation management consultation services. The VIE can’t sell, dispose, pledge the intellectual property rights created by the performance of this agreement which should be exclusively owned by the WFOE. In exchange, the VIE agrees to pay a monthly service fee to the WFOE based on the services provided including various factors such as WFOE’s incurred technology support and consulting services fees, performance data and the VIE’s profit. The agreement shall maintain effective unless terminated under applicable PRC laws and regulations.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)
(d) Contractual agreements with the VIE (Continued)

Equity Pledge Agreement
Pursuant to the share pledge agreement entered between the VIE and its shareholders and the WFOE, the shareholders of the VIE have to pledge all of their equity interests in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders’ performance of their respective obligations under the call option agreement, technology consultation and service agreement, business cooperation agreement and voting rights proxy agreement. If the VIE and/or its shareholders breach their contractual obligations under those agreements, the WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIE also undertakes that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, the WFOE has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the VIE and their shareholders discharge all their obligations under the contractual arrangements.
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

•	restricting or prohibiting the Group’s use of the proceeds of the publ ic offering to finance the Group’s business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to the Group’s business.
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
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)
(d) Contractual agreements with the VIE (Continued)
Risks in relation to the VIE structure (Continued)

The following financial information of the Group’s VIE and the VIE’s subsidiary as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 is includ
e
d in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	49,749	122,220	19,179
Short-term investments	18,743	3,615	567
Amounts due from Group c ompanies	48,505	65,705	10,311
Prepayments and other current assets	29,152	40,968	6,428

Total current assets	146,149	232,508	36,485
Property, equipment and software	78,401	60,944	9,564
Operating lease, right-of-use assets	—	4,827	757
Other non-current assets	9,744	7,983	1,253

TOTAL ASSETS	234,294	306,262	48,059

LIABILITIES
Current liabilities:
Amounts due to related parties	270,004	486,794	76,388
Accruals and other current liabilities	11,157	35,685	5,600
Short-term borrowings	49,990	66,100	10,373
Operating lease liabilities, current	—	4,367	685
Current portion of long-term borrowings	970	2,376	373

Total current liabilities	332,121	595,322	93,419
Amounts due to Group c ompanies	29,915	59,500	9,337
Long-term borrowings	51,926	54,349	8,528
Operating lease liabilities, non-current	—	730	115
TOTAL LIABILITIES	413,962	709,901	111,399

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Total revenue from Group c ompanies	6,604	16,906	16,226	2,546
Net loss	(83,066)	(100,195)	(225,650)	(35,409)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Net cash used in operating activities	(87,277)	(84,862)	(166,777)	(26,171)
Net cash generated from (used in) investing activities	59,281	(68,628)	(2,730)	(428)
Net cash generated from financing activities	58,259	161,086	241,978	37,972
Notes to VIE financial information
The VIE provided research and development related service to the WFOE and recognized revenue of RMB6,604, RMB16,906 and RMB16,226

in the years ended December 31, 2019, 2020 and 2021, respectively.
The VIE received business cooperation support from the WFOE and recognized administrative expenses of RMB22,958 in total in the year ended December 31, 2021.
The VIE received loans from the Company of RMB23,000, RMB6,915 and RMB29,585 in total in the years ended December 31, 2019, 2020 and 2021, respectively.
The VIE received loans from the WFOE of RMB80,024, RMB189,980 and RMB192,454 in total in the years ended December 31, 2019, 2020 and 2021, respectively.

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
1
. All recognized assets held by the VIE are disclosed in the table above.
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
Foreign currency translation
The Group uses Chinese Renminbi (“RMB”) as its reporting currency. The United States Dollar (“US$”) is the functional currency of the Group’s entities incorporated in the Cayman Islands, British Virgin Islands, United States of America and Hong Kong, the RMB is the functional currency of the Company’s PRC subsidiaries.
Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.
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
Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’
equity
and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.
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

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements
The Group applies ASC 820,
Fair Value Measurements and Disclosures
. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
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
The Group does not have any
non-financial
assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts of cash and cash equivalent, short-term investments, other current assets, accrued liabilities and other current liabilities and short-term borrowings approximate their fair values because of their generally short maturities.
Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated Useful Life
Machinery and laboratory equipment	5-10 years
Vehicles	4 years
Furniture and tools	3-5 years
Electronic equipment	3 years
Computer software	3-5 years
Leasehold improvements	Lesser of lease terms or estimated useful lives of the assets
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
No impairment loss was recorded for the years ended December 31, 2019, 2020 and 2021.
Segment reporting
In accordance with ASC 280,
Segment Reporting
, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages it business as a single segment. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment. No geographical segments are presented as substantially all of the Group’s long-lived assets are located in the PRC.
Research and development expenses
Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical
testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses in accordance with ASC 730,
Research and Development
. As of December 31, 2021, the Group has several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2021 as the Group did not have any plan to cancel the existing CRO or CMO contracts.
Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. For the years ended December 31, 2019, 2020 and 2021, no specific subsidies were received by the Group. Other subsidies of RMB1,449, RMB4,707 and RMB9,120 for the years ended December 31, 2019, 2020 and 2021 respectively, are recognized as other income upon receipt as further performance by the Group is not required.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases
The Group adopted ASC 842, Leases, on January 1, 2021.
Leases are classified at the inception date as either a finance lease or an operating lease. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group had no
finance leases for the years ended December 31, 2020 and 2021.
Under ASC 842, at the commencement date, a lessee should recognize a financing liability equal to the present value of future lease payments and a right to use (“ROU”) asset. The expense recognition is consistent with the expense recognition under the existing lease guidance, wherein rental payments are expensed on a straight-line basis over their respective lease terms. The Group leases certain office space under non-cancelable
operating lease agreements. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purpose of recognizing lease expense on straight-line basis over the term of the lease.
The Group, as an emerging growth company, elected to early adopt the standard for annual reporting period beginning January 1, 2021, utilizing the modified retrospective transition method. The Group has recorded lease assets and liabilities of approximately RMB24.5 million on its consolidated balance sheet on January 1, 2021, with no material impact to its consolidated statements of comprehensive loss and consolidated statements of cash flows.
After the initial adoption of ASC 842 on January 1, 2021,
lease liability
is
measured at the present value of future base rent over the remaining lease terms discounted at 5%, which represent
s
the incremental borrowing rate on January 1, 2021 for a 72 months loan term in China. ROU asset is
measured as the initially recognized ROU asset less the difference between (a) cumulative straight-line expense recognized after January 1, 2021 and (b) cumulative accretion of the lease liability under the effective interest rate method after January 1, 2021.
As of December 31, 2021, the Company had operating lease
ROU
assets of RMB29.7 million and operating lease liabilities of RMB

32.4 million.

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

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation
The Company grants share-based awards to eligible employees and consultants and accounts for share-based compensation in accordance with ASC 718,
Compensation—Stock Compensation
.
The Company follows ASC 718 to determine whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, management and nonemployees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model.
Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.
The Company early adopted Accounting Standards Update (“ASU”)
2016-09,
Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, from the earliest period presented to recognize the effect of forfeiture in compensation cost when they occur.
Net loss per share
In accordance with ASC 260,
Earnings Per Share
, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class
method. Under the
two-class
method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using the if-converted
method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class
method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group.
Employee defined contribution plan
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB5.46 million, RMB4.29 million and RMB15.74 million for the years ended December 31, 2019, 2020 and 2021
,
respectively.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risks
Concentration of credit risk
As of December 31, 2020 and 2021, the aggregate amount of cash and cash equivalents and short-term investments of RMB771,319 and RMB1,822,364 respectively, were held at major financial institutions located in the mainland of China, and RMB1,732 and RMB10,257, respectively, were deposited with major financial institutions located outside the mainland of China. These financial institutions are of high credit quality and management continually monitors the credit worthiness of these financial institutions.
Business and economic risk
The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future consolidated financial position, results of operations or cash flows, changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Group’s ability to attract employees necessary to support its growth. The Group’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.
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
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 6.5% and 2.5% in the years ended December 31, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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
No. 2018-10,
Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU
2016-02;
and ASU
No. 2018-11,
Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). In November 2019, the FASB issued ASU
No. 2019-10,
Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which extends the adoption date for certain registrants. The Group has early adopted ASU
2016-02
on January 1, 2021 utilizing the modified retrospective transition method. The Group recorded lease assets and liabilities of approximately RMB
24.5

million on the consolidated balance sheet on January 1, 2021, with no material impact to the opening balance of accumulated deficit.
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for private companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group adopted ASU 2020-06 on January 1, 2021 and the impact of this adoption was not material. As of December 31, 2021, the Group did not have any convertible instruments in the Group’s own equity.
New and amended standards not yet adopted by the Group
In June 2016, the FASB issued ASU
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

New and amended standards not yet adopted by the Group (Continued)

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

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Deductible value-added tax input	30,961	40,690	6,385
Prepayments for CRO and other services	3,295	4,614	724
Deposits	3,326	4,083	641
Others	4,836	3,072	482

	42,418	52,459	8,232

4. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Machinery and laboratory equipment	63,172	100,693	15,801
Leasehold improvements	53,405	85,177	13,366
Construction in Progress	28,403	5,149	808
Vehicles	1,088	1,066	167
Others	2,940	6,528	1,025

Total property, equipment and software	149,008	198,613	31,167
Less: accumulated depreciation and amortization	(29,925)	(74,795)	(11,737)

Property, equipment and software, net	119,083	123,818	19,430

Depreciation and amortization expenses recognized for the years ended December 31,
2019,
2020 and 2021 were

RMB5,124,
 RMB21,589 and RMB44,870, respectively.
5. LEASES
As of December 31, 2021, the Company has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2023. The Group does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
5. LEASES (CONTINUED)

Information related to operating leases as of December 31, 2020 and 2021 is as follows.

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Assets
Operating lease right-of-use assets	—	29,652	4,653
Liabilities
Operating lease liabilities, current	—	17,527	2,750
Operating lease liabilities, non-current	—	14,830	2,327

	—	32,357	5,077

Future minimum payments under
non-cancelable
operating leases with initial terms in excess of one year consist of the following as of December 31, 2021:

	RMB	US$
		(Note 2)
For the years ending:
2022	20,230	3,175
2023	13,657	2,143
2024	—	—
2025	—	—
2026 and thereafter	—	—

Total undiscounted lease payments	33,887	5,318
Less: imputed interest	(1,530)	(241)
Total lease liabilities	32,357	5,077

The below table summarizes lease costs and other information for year ended December 31, 2021:

	As of December 31,
	2021
	RMB	US$
Lease cost		(Note 2)
Operating lease cost	15,563	2,442
Short-term lease cost	775	122

Total lease cost	16,338	2,564

Other information
Cash paid for amounts included in the measurement of lease liabilities	15,309	2,402
Right-of-use assets obtained in exchange for new operating lease liabilities	18,972	2,977
Weighted-average remaining lease term	1.9 years	1.9 years
Weighted-average discount rate	5.0%	5.0%
For the year ended December 31, 2021, the Company did not have variable lease cost or sublease income.
For the years ended December 31, 2019, 2020, total operating lease expense amounted to RMB11,104 and RMB11,536, respectively.
Under the prior lease guidance, future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2020:

RMB
For the years ending:
2021	8,949
2022	9,712
2023	6,956
2024	—
2025 and thereafter	—
Total	25,617
6. OTHER
NON-CURRENT
ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Prepayment for property, equipment and software	30,398	19,968	3,133
Long-term deposit	—	1,619	254
	30,398	21,587	3,387

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. ACCRUALS AND OTHER CURRENT LIABILITIES
Accruals and other current liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Accrued external research and development related expenses	9,425	36,389	5,710
Salary and welfare payables	12,119	20,909	3,281
Professional service fees	15,399	5,161	810
Deferred income for reimbursement of the expenses related to the establishment of the ADS facility	—	2,902	455
Rental fees	2,835	—	—
Others	2,623	3,759	590

	42,401	69,120	10,846

8. BORROWINGS

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Current
Short-term borrowings:
Bank loans	49,990	66,100	10,373
Current portion of long-term borrowings	970	2,376	373

Total current borrowings	50,960	68,476	10,746
Non-Current
Long-term borrowings:
Bank loans	51,926	54,349	8,529
Total non-current borrowings	51,926	54,349	8,529
Total borrowings	102,886	122,825	19,275

Short-term borrowings
In May 2020, Suzhou Gracell entered into a loan agreement with China Construction Bank, under which Suzhou Gracell borrowed an aggregate principal amount of RMB5.0 million in the form of a term loan for 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year loan prime rate plus 0.5%. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. In June 2020, Suzhou Gracell entered into another loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at an interest rate equal to the one-year loan
prime rate plus 0.15%. In July 2020, Suzhou Gracell entered into the third loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at an interest rate equal to the one-year loan
prime rate minus 0.2%. In September 2020, Suzhou Gracell entered into the fourth loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at an interest rate equal to the one-year loan
prime rate. In November 2020, Suzhou Gracell entered into the fifth loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at a fixed annual rate equal to the
one-year loan
prime rate plus 0.5%. In December 2020, Suzhou Gracell entered into the sixth loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at a fixed annual rate equal to the one-year loan
prime rate plus 0.5%. These loans were paid back to the bank during 2021.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
8. BORROWINGS (CONTINUED)
Short-term borrowings (Continued)

In June 2021, Suzhou Gracell entered into the seventh loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB6.1 million for a term of 12 months at a fixed annual rate equal to the one-year loan
prime rate plus 0.45%. In July 2021, Suzhou Gracell entered into the eighth loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at a fixed annual rate equal to the one-year loan
prime rate plus 0.45%. In August 2021, Suzhou Gracell entered into the ninth loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB 5.0 million for a term of 12 months at a fixed annual rate equal to the one-year loan
prime rate plus 0.45%. In November 2021, Suzhou Gracell entered into the tenth loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at a fixed annual rate equal to the one-year loan
prime rate plus 0.45%. In December 2021, Suzhou Gracell entered into the eleventh loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at a fixed annual rate equal to the one-year loan
prime rate plus 0.45%.
Other than the interest rate, these loan agreements with China Construction Bank have substantially the same terms and conditions. The effective interest rate of these borrowing is 3.65% to 4.35% per annum.
In December 2020, Suzhou Gracell entered into two loan agreements with China CITIC Bank. Under each agreement Suzhou Gracell borrowed a principal amount of RMB5.0 million respectively in the form of a term loan for 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the
one-year loan
prime rate. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. These loans were paid back to the bank during 2021.
In March 2021, Suzhou Gracell entered into a loan agreement with China CITIC Bank. Under the
 agreement Suzhou Gracell borrowed a principal amount of RMB10.0 million in the form of a term loan for 12 months.
Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year loan
prime
rate plus 0.15%.
Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term.
In December 2020, Suzhou Gracell entered into a loan agreement with China Industrial Bank Co., Ltd., under which Suzhou Gracell borrowed an aggregate principal amount of RMB9.99 million in the form of a term loan for 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year loan
prime rate plus 0.85%. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. This loan was paid back to the bank during 2021.
In October and November 2021, Suzhou Gracell entered into two loan agreements with Hangzhou Bank. Under the agreements, Suzhou Gracell borrowed principal amounts of RMB10.0 million and RMB20.0 million in the form of two term loans for 12 months. The effective interest rate of these borrowings is 4.35% per annum. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term.
Long-term borrowings
In January 2020, Suzhou Gracell entered into a loan agreement with Bank of China, under which Suzhou Gracell obtained a term loan facility of RMB69.0 million for a term of 72 months commencing from the first drawdown date. Interest on the outstanding loan balance accrues at a variable annual rate equal to the five-year loan prime rate plus 0.2%. Suzhou Gracell is required to make interest payments on the loan on a semi-annual basis and payments of principal according to the agreed repayment schedule which will commence from the end of the 42nd month after the first drawdown date. Suzhou Gracell borrowed an aggregate principal amount of RMB44.28 million within the facility limit as of December 31, 2021. The effective interest rate of these borrowings is 4.85% to 5.00% per annum.
In July 2020, Suzhou Gracell entered into a loan agreement with China Merchants Bank, under which Suzhou Gracell obtained a term loan facility of RMB29.0 million for a term of 60 months commencing from June 2, 2020 and ending on June 1, 2025. During the term, Suzhou Gracell may make multiple drawdowns within the facility limit. Interest on the outstanding loan balance accrues quarterly at a variable annual rate equal to the one-year
loan prime rate plus 1%. Suzhou Gracell is required to make payments of principal and interest on the loan on a semi-annual basis unless otherwise agreed by the parties. Suzhou Gracell borrowed an aggregate principal amount of RMB13.87 million within the facility limit and repaid 1.43 million as of December 31, 2021. The effective interest rate of these borrowing is 4.85% per annum.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. ORDINARY SHARES
As
of
 December 31, 2019 and 2020, 500,000,000 ordinary shares with a par value of $0.0001 had been authorized by the Company. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company. In 2017, the VIE issued 9,800,000 ordinary shares to William Wei Cao with total consideration of RMB2,150 and 208,955 ordinary shares to Shanghai Guidance Capital Ltd. (“Shanghai Zhaoheng”) and Suzhou Tonghe Venture Investment Partnership II (L.P.) (“Tonghe II”) for a total consideration of RMB200. On January 3, 2019, the VIE repurchased 104,478 shares of ordinary shares held by Shanghai Zhaoheng. As part of the Reorganization in January 2019, the former ordinary shares were exchanged for ordinary shares of the Company on a 1:10 basis. On March 6, 2020, 1,044,776 ordinary shares of the Company was transferred from Tonghe II to OrbiMed Asia Partners III, L.P., King Star Med LP, LAV Granite Limited, LAV Biosciences Fund V, L.P., Victory Treasure Limited and OrbiMed Asia Partners III, L.P. On October 14, 2020, William Cao Wei transferred 5,910,000 ordinary shares of the Company to Michelia Figo Holding Limited with an aggregate consideration of US$1.00 per share.
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
Series B-2 Preferred
Shares and 61,364,562 Series C Preferred Shares were converted into 31,343,284, 21,735,721, 59,327,653 and 61,364,562 ordinary shares, respectively.
As of December 31, 2021, 337,969,926 shares of ordinary shares were issued and outstanding.
10. CONVERTIBLE REDEEMABLE PREFERRED SHARES
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
10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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
10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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
or in the absence of additional
paid-in-capital,
by charges to accumulated deficit. The accretion of the Preferred Shares was RMB36,802, RMB62,733 and RMB1,989 for the years ended December 31, 2019
, 2020
and 202
1
.
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
10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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
On January 12, 2021, the Company completed its IPO. Upon the completion of the IPO, the Company’s then outstanding 31,343,284 Series A Preferred Shares, 21,735,721 Series
B-1
Preferred Shares, 59,327,653
Series B-2 Preferred
Shares and 61,364,562 Series C Preferred Shares were converted into 31,343,284, 21,735,721, 59,327,653 and 61,364,562 ordinary shares, respectively.
The Company’s Preferred Shares activities for the periods presented are summarized below:

Mezzanine equity	Series A	Series B-1	Series B-2	Series C	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	83,404	—	—	—	83,404
Issuance of Series B-2 Preferred Shares	—	—	439,501	—	439,501
Repurchase of Series A Preferred Shares	(11,864)	—	—	—	(11,864)
Accretion of Series A Preferred Shares to redemption value	10,794	—	—	—	10,794
Accretion of Series B-2 Preferred Shares to redemption value	—	—	26,008	—	26,008

Balance as of December 31, 2019	82,334	—	465,509	—	547,843
Issuance of Series B-1 Preferred Shares	—	138,695	—	—	138,695
Issuance of Series C Preferred Shares	—	—	—	658,265	658,265
Accretion of Series A Preferred Shares to redemption value	28,134	—	—	—	28,134
Accretion of Series B-1 Preferred Shares to redemption value	—	3,786	—	—	3,786
Accretion of Series B-2 Preferred Shares to redemption value	—	—	30,290	—	30,290
Accretion of Series C Preferred Shares to redemption value	—	—	—	523	523

Balance as of December 31, 2020	110,468	142,481	495,799	658,788	1,407,536
Accretion of Series A Preferred Shares to redemption value	867	—	—	—	867
Accretion of Series B-1 Preferred Shares to redemption value	—	302	—	—	302
Accretion of Series B-2 Preferred Shares to redemption value	—	—	733	—	733
Accretion of Series C Preferred Shares to redemption value	—	—	—	87	87
Conversion of preferred shares to ordinary shares upon the IPO	(111,335)	(142,783)	(496,532)	(658,875)	(1,409,525)

Balance as of December 31, 2021	—	—	—	—	—

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. SHARE-BASED COMPENSATION

(a) Employee Stock Option Plan

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
or
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

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
11. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the share options activities for the years ended December 31, 2019, 2020 and 2021:

	Number of Options	Weighted–Average Exercise Price	Weighted–Average Grant Date Fair Value	Weighted–Average Grant Date Fair Value	Weighted–Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$ per option	US$ per option	RMB per option	Years	RMB

Outstanding at January 1, 2019	1,907,500	0.30	0.24	1.59	9.33	3,798
Granted	941,814	1.06	0.38	2.65	—	—
Forfeited	(92,190)	0.71	0.30	2.06	—	—

Outstanding at January 1, 2020	2,757,124	0.55	0.28	1.93	8.67	7,728
Granted	5,198,298	1.65	0.56	3.92	—	—
Forfeited	(545,823)	0.71	0.37	2.56	—	—

Outstanding at January 1, 2021	7,409,599	1.32	0.47	3.28	8.89	112,024
Granted	6,503,323	1.82	1.74	11.22	—	—
Forfeited	(280,222)	1.47	0.95	6.31	—	—
Exercised	(530,110)	0.51	0.28	1.89	—	—

Outstanding at December 31, 2021	13,102,590	1.60	1.10	7.21	8.86	12,335

Vested and expected to vest at December 31, 2021	13,102,590	1.60	1.10	7.21	8.86	12,335

Exercisable at December 31, 2021	2,976,223	0.93	0.69	4.66	7.79	7,138

Fair value of share options
The fair value of options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield. For expected volatility, the Group has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Strips plus China country risk premium with a maturity life equal to the remaining maturity life of the options as of the valuation date, sourced from Bloomberg. The dividend yield is based on our expected dividend policy over the contractual life of the options.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
11. SHARE-BASED COMPENSATION (CONTINUED)
Fair value of share options (Continued)

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021
Risk-free interest rate	2.9%-3.1%	1.6%-2.1%	1.1%-1.8%
Dividend yield	0%	0%	0%
Expected volatility range	53.7%-54.3%	54.9%-58.1%	52.2%-56.4%
Exercise multiple	2.20	2.20-2.80	2.20-2.80
Contractual life	10 years	10 years	10 years
Since the exercisability was dependent upon the listing, and it was not probable that this performance condition could be achieved until a listing, no share-based compensation expense was recorded for the years ended December 31, 2019 and 2020. The Group has recognized RMB36,004 share-based compensation expenses relating to options vested for the year ended December 31, 2021.

(b) Restricted Shares Units
During the year ended December 31, 2021, the Company granted 1,494,650 restricted shares units (“RSUs”) to employees, directors and consultants under the 2020 Plan.
The Company measured the fair value of the RSUs based on the Company’s stock price on the date of the award grant. As of December 31, 2021, 1,373,820 RSUs were vested, the Company recognized the share-based compensation expense of RMB24,380 for the year ended December 31, 2021.
Share-based compensation expenses related to RSUs were included in:

	As of December 31,
	2021
	RMB	US$ (Note 2)
Research and development expenses	4,052	636
Administrative expenses	20,328	3,190

	24,380	3,826

12. INCOME TAX EXPENSE
PRC
Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, effective from 2018, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).
Cayman Islands
Gracell Biotechnologies Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands
,
Gracell Biotechnologies Inc. is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands
Gracell BVI is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Gracell BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by Gracell BVI to its shareholders, no British Virgin Islands withholding tax is imposed.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INCOME TAX EXPENSE (CONTINUED)

United States
Gracell Biopharmaceuticals, Inc. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Gracell Biopharmaceuticals, Inc. is also subject to state income tax in California of 8.84%. Dividends payable by an U.S. entity, to non-U.S. resident enterprises shall be subject to 30% withholding tax, unless the respective non-U.S. resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with U.S. that provides for a reduced withholding tax rate or an exemption from withholding tax.

Hong Kong
Gracell HK is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the three years ended December 31, 2021, Gracell HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Gracell HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Loss before income tax	(138,664)	(211,900)	(451,754)	(70,892)
Income tax computed at respective applicable tax rate	(32,091)	(48,607)	(94,531)	(14,834)
Research and development super-deduction	(16,996)	(22,121)	(44,646)	(7,006)
Non-deductible expenses	346	100	193	30
Changes in valuation allowance	48,741	70,628	138,984	21,810

Income tax expense	—	—	—	—

Deferred tax assets
Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Deferred tax assets:
Net operating loss carry forward	140,905	274,502	43,075
Capitalized Inventory	—	4,361	685
Depreciation and amortization of property, equipment and software	2,892	2,075	326
Share-based compensation expenses and others	—	1,843	289

Gross deferred tax assets	143,797	282,781	44,375
Less: valuation allowance	(143,797)	(282,781)	(44,375)

Total deferred tax assets, net	—	—	—

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
12. INCOME TAX EXPENSE (CONTINUED)
Deferred tax assets (Continued)

Movement of the valuation allowance is as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Balance as of January 1	73,169	143,797	22,565
Addition	70,628	138,984	21,810

Balance as of December 31	143,797	282,781	44,375
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
The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2019, 2020 and 2021.
The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.
13. NET LOSS PER SHARE
Basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021 are calculated as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Numerator:
Net loss attributable to Gracell Biotechnologies Inc.’s shareholders	(138,664)	(211,900)	(451,754)	(70,892)
Deemed dividend to convertible redeemable preferred shareholders	(25,390)	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	(36,802)	(62,733)	(1,989)	(312)

Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(200,856)	(274,633)	(453,743)	(71,204)
Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	99,053,363	99,044,776	328,866,599	328,866,599
Net loss per share attributable to Gracell Biotechnologies Inc.’s ordinary shareholders—basic and diluted	(2.03)	(2.77)	(1.38)	(0.22)

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
13. NET LOSS PER SHARE (CONTINUED)

For the years ended December 31, 2019
,
and 2020, assumed conversion of the Preferred Shares has not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.
For the years ended December 31, 2019
,
and 2020, the Company also has certain share options, which cannot be exercised until the Company completes IPO, that are not included in the computation of diluted losses per shares as such contingent event had not taken place.
The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the years ended December 31,
	2019	2020	2021
	shares	shares	shares
Convertible redeemable preferred shares	85,779,363	110,230,842	—
Share options and RSUs	—	—	930,498
14. RELATED PARTY TRANSACTIONS
a) Related Parties

Name of related parties	Relationship
William Wei Cao	Founder, CEO and a principal shareholder of the Company
Unitex Capital Ltd.	An entity controlled by Founder
b) The Group had the following related party transactions:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Payment for in-licensing arrangement
Unitex Capital Ltd (a)	1,358	—	—	—
Payment for professional service fee
Unitex Capital Ltd (b)	—	2,631	3,354	526
Note (a): For the year ended December 31, 2019, the Group paid RMB1,358 to obtain an exclusive license from Unitex Capital Ltd.
Note (b): For the year
s
ended December 31, 2020
 and 2021
, the Group paid RMB2,631
and RMB3,354 professional service fees to Unitex Capital Ltd, respectively.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. COMMITMENTS AND CONTINGENCIES
Contingencies
The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.
16. RESTRICTED NET ASSETS
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
In accordance with the Company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax
profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s PRC subsidiary was established as domestic invested enterprise and therefore is subject to the above-mentioned
restrictions on distributable profits.
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

As of December 31, 2021, the total restricted net assets of the Company’s subsidiaries and the VIE incorporated in PRC and subjected to restriction amounted to approximately RMB258,947.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company to be presented for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance S-X Rule4-08 (e)(3) and concluded that the restricted net assets of the consolidated subsidiaries did not exceed 25% of the consolidated net assets as of December 31, 2021. Therefore, it was not applicable for the Group to present the condensed financial information of the parent company.
17. SUBSEQUENT EVENTS
The Group evaluated subsequent events through April 22, 2022, the date these consolidated financial statements were issued.