Form 20-F
period 2022-12-31
Gracell Biotechnologies Inc.
filed 2023-04-25
CIK 1826492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Telephone: +86-512-6262-6701

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

As of December 31, 2022, 338,498,819 ordinary shares (excluding 17,865,387 ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value of US$0.0001 per share, were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐  Yes    ☒  No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐  Yes    ☒  No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).  ☐  Yes    ☒  No

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

☐  Yes            ☐  No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” are to the American depositary shares, each of which represents five of our ordinary shares;
●	“CAR” are to chimeric antigen receptor;
●	“ADRs” are to the American depositary receipts that evidence the ADSs;
●	“CDE” are to the Center for Drug Evaluation of the National Medical Products Administration in China;
●	“China” and “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan; “Greater China” does not exclude Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
●	“CR” are to complete response, which generally means the disappearance of all signs of cancer in response to treatment, with the exact criteria varying from indication to indication;
●	“CRi” are to complete response with incomplete hematologic recovery;
●	“CRS” are to cytokine release syndrome, a symptom complex and an expected adverse event associated with CAR-T cell therapies and measured by Lee grading system or ASBMT grading system. Grade 1 CRS is generally associated with non-life threatening symptoms and requires symptomatic treatment only, Grade 2 or Grade 3 CRS requires moderate to more aggressive intervention, and Grade 4 or higher CRS is associated with life-threatening symptoms that require ventilation support, or death;
●	“FDA” are to U.S. Food and Drug Administration;
●	“Gracell,” “we,” “us,” “our company,” or “our” are to Gracell Biotechnologies Inc. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiary;
●	“GvHD” are to graft versus host disease, where donor cells recognize the patient’s normal tissues as foreign and cause potentially lethal tissue damage;
●	“HvG” are to host versus graft rejection, where a patient’s immune cells recognize infused non-HLA-matched donor cells as foreign and reject them;
●	“ICANS” are to immune effector cell-associated neurotoxicity syndrome, a common adverse event and treatment-related toxicity observed after CAR-T cell therapies and measured by ASBMT grading system. Grade 1 ICANS is generally associated with low depressed level of consciousness where patients awaken spontaneously, Grade 2 or Grade 3 ICANS is generally associated with moderate depressed level of consciousness where patients still awaken to voice or tactile stimulus, and clinical seizure that resolves rapidly, and Grade 4 ICANS is generally associated more serious symptoms such as stupor, coma, prolonged seizure and deep focal motor weakness;
●	“MRD” are to minimal residual disease, the small number of cancer cells in the body after cancer treatment. An MRD positive or MRD+ test result means that disease was still detected after treatment; an MRD negative or MRD- result means that no disease was detected after treatment;
●	“NMPA” are to the National Medical Products Administration in China;
●	“Onset” are to the first appearance of any sign or symptom of an illness;
●	“ordinary shares” are to ordinary shares of our company, par value US$0.0001 per share;

●	“ORR” are to overall response rate, percentage of patients achieving a response to therapy;
●	“Renminbi” and “RMB” are to the legal currency of the PRC;
●	“PFS” are to progression-free survival, the length of time during and after the treatment of a disease, such as cancer, that a patient lives without the disease getting worse;
●	“PR” are to partial response;
●	“Preferred Shares” are to the series A, series B-1, series B-2 and series C preferred shares, par value $0.0001 per share;
●	“sCR” are to stringent complete response, a deeper response category than CR used in multiple myeloma;
●	“SOC” are to standard of care;
●	“TME” are to tumor microenvironment;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“we,” “us,” “our company” and “our” are to Gracell Biotechnologies Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated PRC affiliated entities; and
●	“VGPR” are to very good partial response.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate as of December 31, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	the ability of our investigator-initiated trials and clinical trials to demonstrate acceptable safety and efficacy of our product candidates, and other positive results;
●	the timing, progress and results of preclinical studies, investigator-initiated trials and clinical trials for product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;
●	the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;
●	our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical trials;
●	our manufacturing, commercialization, and marketing capabilities and strategy;
●	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;
●	the need to hire additional personnel and our ability to attract and retain such personnel;
●	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
●	our expectations regarding the approval and use of our product candidates as first, second or subsequent lines of therapy or in combination with other drugs;
●	our ability to consistently maintain effective internal control over financial reporting;
●	our competitive position and the success of competing therapies that are or may become available;
●	our estimates of the number of patients that we will enroll in our clinical trials;
●	the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;
●	our ability to obtain and maintain regulatory approval of our product candidates;
●	our plans relating to the further development of our product candidates, including additional indications we may pursue;

●	our intellectual property position, including our ability to obtain, maintain, expand, protect and enforce our intellectual property rights covering product candidates we may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;
●	our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;
●	our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;
●	the pricing and reimbursement of our product candidates we may develop, if approved;
●	the rate and degree of market acceptance and clinical utility of our product candidates we may develop;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
●	our financial performance;
●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;
●	the impact of laws and regulations;
●	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act;
●	the effect of epidemics and pandemics, such as the COVID-19 pandemic, or other business disruptions on our business; and
●	our anticipated use of our existing resources and the proceeds from our initial public offering.

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

Our Corporate Structure and Operation in China

Gracell Biotechnologies Inc., or Gracell Cayman, is a Cayman Islands holding company that conducts a significant portion of its operations through its wholly-owned subsidiaries in the United States, Hong Kong and China, as well as a variable interest entity, or VIE, and the VIE’s subsidiary. Neither Gracell Cayman nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Gracell Biotechnologies (Shanghai) Co., Ltd., or Shanghai Gracell Biotech, and the VIE’s subsidiary, Suzhou Gracell Biotechnologies Co., Ltd., or Suzhou Gracell Biotech. Instead, Gracell Cayman relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE’s nominee shareholders, which allow Gracell Cayman to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, Gracell Cayman is considered the primary beneficiary of the VIE and the VIE's subsidiaries for accounting purposes. Investors in the ADSs or our ordinary shares would not hold any ownership interest, directly or indirectly, in the VIE and its subsidiary in China and would merely have a contractual relationship with the operating entities in China.

For a detailed description about these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

As a result, holders of the ADSs are not holding equity interest in the VIE or its subsidiary but instead are holding equity interest in Gracell Cayman, a Cayman Islands holding company whose consolidated financial results include those of the VIE and its subsidiary under U.S. GAAP. More specifically, investors in the ADSs or our ordinary shares would not hold any ownership interest, directly or indirectly, in the VIE and its subsidiary in China and would merely have a contractual relationship with the operating entities in China.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. These contractual arrangements have not been tested in a court of law in the PRC. If the PRC government finds that these contractual arrangements do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE and its subsidiary. This would result in the VIE and its subsidiary being deconsolidated. As of December 31, 2020, 2021 and 2022, 24%, 15%, 17% of our assets were held by the VIE, respectively. An event that results in the deconsolidation of the VIE would have a material adverse effect on our operations and result in the value of the securities diminish substantially or even become worthless. There are substantial uncertainties regarding potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

In addition, we rely on contractual arrangements with the VIE and its shareholders for a portion of our business operations in China, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The shareholders of the VIE may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders to direct the activities of the VIE that most significantly impact the VIE’s economic performance, which may not be as effective as direct ownership in providing operational control.”

We face various legal and operational risks and uncertainties related to doing business in China, including complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or PCAOB, on our independent registered public accounting firm in the past, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless, as further explained below:

●	The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy”;

●	We believe that our corporate structure and contractual arrangements with the VIE comply with the current applicable PRC laws and regulations. As of the date of this annual report, we believe that our PRC subsidiaries and the VIE are not required to obtain permission or approval from the Chinese Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC, to operate their respective business in China or to approve our contractual arrangements with the VIE and its shareholders. However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a different view. There can be no assurance that the PRC government authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. On December 28, 2021, the CAC, and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us. See “Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. If we, our subsidiaries or the VIE (i) do not receive or maintain such permissions or approvals if required, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future,, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control rights over the economic benefits and assets of the VIE and its subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure”; and
●	Recently, the PRC government initiated a series of regulatory actions and released guidelines to regulate business operations in China with little advance notice, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. For a detailed description of risks and regulations related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors— Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Transfer of Cash Through Our Organization

Although we consolidate the results of the VIE and its subsidiaries under U.S. GAAP, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. The cash flows that have occurred between Gracell Cayman, its subsidiaries and the VIE and its subsidiaries are summarized as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Fees paid for services to the VIE and its subsidiaries	16,906	16,226	26,415	3,830

Restrictions and Limitations on Transfer of Cash

Gracell Cayman is incorporated in the Cayman Islands and its businesses in China are conducted mainly through its PRC subsidiaries and partly through the VIE and its subsidiary. While we currently do not have cash management policies and procedures on the transfer of funds within our group, we face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries and/or the VIE and its subsidiaries, to Gracell Cayman and holders of the ADSs as well as the ability to settle amounts owed under the contractual arrangements with the VIE.

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

Taxation on Dividends or Distributions

Gracell Cayman’s source of dividend partly comes from dividends paid by its PRC subsidiaries, including the WFOE, which in part depends on payments received from the VIE under the contractual arrangements with the VIE. None of our subsidiaries has declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and we have no current intention to pay dividends to shareholders or holders of ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the research and development of our product candidates and the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

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

A.   [Reserved]

Disaggregated Financial Information Relating to the VIE

For the years ended December 31, 2020, 2021 and 2022, the VIE and its subsidiaries accounted for a substantial portion of our financial position, results of operations and cash flows. Set forth below are the condensed consolidating schedule showing the financial position as of December 31, 2021 and 2022, the results of operations and cash flows for the years ended December 31, 2020, 2021 and 2022 for (i) Gracell Cayman, (ii) the VIE and its consolidated subsidiaries, (iii) the WFOE (which is the primary beneficiary of the VIE) and (iv) other consolidated entities, and eliminating adjustments and consolidated totals (in thousands of RMB).

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

Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
		Other		VIE and
	Parent	Equity		VIE’s	Eliminating	Consolidated
	Only	Subsidiaries	WFOE	Subsidiary	adjustments	Totals
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,517,362	106,790	82,634	122,220	—	1,829,006
Short-term investments	—	—	—	3,615	—	3,615
Amounts due from Group companies	—	50,000	487,676	65,705	(603,381)	—
Prepayments and other current assets	26	11	11,454	40,968	—	52,459
Total current assets	1,517,388	156,801	581,764	232,508	(603,381)	1,885,080
Investment in subsidiaries	—	159,818	—	—	(159,818)	—
Investment in VIEs	—	—	—	—	—	—
Amounts due from Group companies-long-term	372,092	—	—	—	(372,092)	—
Property, equipment and software	—	—	62,874	60,944	—	123,818
Operating lease right-of-use assets	—	—	24,825	4,827	—	29,652
Other non-current assets	—	—	13,604	7,983	—	21,587
TOTAL ASSETS	1,889,480	316,619	683,067	306,262	(1,135,291)	2,060,137

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Amounts due to Group companies	45,587	—	71,000	486,794	(603,381)	—
Accruals and other current liabilities	6,989	5,096	21,350	35,685	—	69,120
Short-term borrowings	—	—	—	66,100	—	66,100
Operating lease liabilities, current	—	—	13,160	4,367	—	17,527
Current portion of long-term borrowings	—	—	—	2,376	—	2,376
Total current liabilities	52,576	5,096	105,510	595,322	(603,381)	155,123
Deficit in subsidiaries	1,069	—	—	—	(1,069)	—
Deficit in VIEs	—	—	403,639	—	(403,639)	—
Amounts due to Group companies-long-term	—	312,592	—	59,500	(372,092)	—
Operating lease liabilities, non-current	—	—	14,100	730	—	14,830
Long-term borrowings	—	—	—	54,349	—	54,349
Other non-current liabilities	8,464	—	—	—	—	8,464
TOTAL LIABILITIES	62,109	317,688	523,249	709,901	(1,380,181)	232,766
Shareholders’ equity (deficit):
Ordinary shares	223	336	820,452	6,016	(826,804)	223
Additional paid-in capital	2,902,856	787,791	80,034	67,812	(935,637)	2,902,856
Accumulated other comprehensive income	(57,936)	(321)	—	—	321	(57,936)
Accumulated deficit	(1,017,772)	(788,875)	(740,668)	(477,467)	2,007,010	(1,017,772)
Total shareholders’ equity (deficit)	1,827,371	(1,069)	159,818	(403,639)	244,890	1,827,371
TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,889,480	316,619	683,067	306,262	(1,135,291)	2,060,137

	As of December 31, 2022
		Other		VIE and
	Parent	Equity		VIE’s	Eliminating	Consolidated
	Only	Subsidiaries	WFOE	Subsidiary	Adjustments	Totals
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,198,856	81,797	63,513	110,479	—	1,454,645
Short-term investments	—	—	—	3,559	—	3,559
Amount due from Group companies	—	184,000	626,646	93,705	(904,351)	—
Prepayments and other current assets	253	266	16,357	20,675	—	37,551
Total current assets	1,199,109	266,063	706,516	228,418	(904,351)	1,495,755
Amount due from Group companies -long-term	435,788	—	—	—	(435,788)	—
Property, equipment and software	—	6,066	72,318	44,742	—	123,126
Operating lease right-of-use assets	—	548	13,087	7,911	—	21,546
Other non-current assets	3,137	1,394	8,572	2,746	—	15,849
TOTAL ASSETS	1,638,034	274,071	800,493	283,817	(1,340,139)	1,656,276

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Amount due to Group companies	45,177	—	183,000	676,174	(904,351)	—
Accruals and other current liabilities	7,358	16,364	20,844	41,425	—	85,991
Short-term borrowings	—	—	—	104,600	—	104,600
Operating lease liabilities, current	—	557	11,990	4,998	—	17,545
Current portion of long-term borrowings	—	—	—	7,844	—	7,844
Amount due to related parties	4,662	—	—	—	—	4,662
Total current liabilities	57,197	16,921	215,834	835,041	(904,351)	220,642
Deficit in subsidiaries	198,193	79,055	—	—	(277,248)	—
Deficit in VIEs	—	—	661,665	—	(661,665)	—
Amounts due to Group companies-long-term	—	376,288	—	59,500	(435,788)	—
Operating lease liabilities, non-current	—	—	2,049	4,436	—	6,485
Long-term borrowings	—	—	—	46,505	—	46,505
Other non-current liabilities	6,879	—	—	—	—	6,879
TOTAL LIABILITIES	262,269	472,264	879,548	945,482	(2,279,052)	280,511
Shareholders’ equity (deficit):
Ordinary shares	223	336	1,004,106	6,016	(1,010,458)	223
Additional paid-in capital	2,927,295	1,184,838	90,393	72,943	(1,348,174)	2,927,295
Accumulated other comprehensive income (loss)	73,528	(18,934)	—	—	18,934	73,528
Accumulated deficit	(1,625,281)	(1,364,433)	(1,173,554)	(740,624)	3,278,611	(1,625,281)
Total shareholders’ equity (deficit)	1,375,765	(198,193)	(79,055)	(661,665)	938,913	1,375,765
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,638,034	274,071	800,493	283,817	(1,340,139)	1,656,276

Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2020
		Other		VIE and
	Parent	Equity		VIE’s	Eliminating	Consolidated
	Only	Subsidiaries	WFOE	Subsidiary	adjustments	Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Other-intercompany(a)	—	—	—	16,906	(16,906)	—
Total revenues	—	—	—	16,906	(16,906)	—
Expenses
Research and development expenses	(1,753)	(1,185)	(53,356)	(112,536)	—	(168,830)
Administrative expenses	(13,745)	(6,439)	(18,463)	(6,919)	—	(45,566)
Other - intercompany(a)	—	—	(16,906)	—	16,906	—
Loss from operations	(15,498)	(7,624)	(88,725)	(102,549)	—	(214,396)
Interest income(d)	2,179	—	822	554	(685)	2,870
Interest expense(d)	—	—	—	(2,840)	685	(2,155)
Other income	—	—	54	4,653	—	4,707
Foreign exchange gain (loss), net	(1,551)	—	(1,362)	(1)	—	(2,914)
Equity in losses of subsidiaries and VIE(c)	(197,030)	(189,406)	(100,195)	—	486,631	—
Others, net	—	—	—	(12)	—	(12)
Loss before income taxes	(211,900)	(197,030)	(189,406)	(100,195)	486,631	(211,900)
Income tax expense	—	—	—	—	—	—
Net loss	(211,900)	(197,030)	(189,406)	(100,195)	486,631	(211,900)
Accretion of convertible redeemable preferred shares to redemption value	(62,733)	—	—	—	—	(62,733)
Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(274,633)	(197,030)	(189,406)	(100,195)	486,631	(274,633)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(20,754)	(1,249)	—	—	1,249	(20,754)
Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(295,387)	(198,279)	(189,406)	(100,195)	487,880	(295,387)

	For the year ended December 31, 2021
		Other		VIE and
	Parent	Equity		VIE’s	Eliminating	Consolidated
	Only	Subsidiaries	WFOE	Subsidiary	adjustments	Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Licensing and collaboration revenue	—	—	—	366	—	366
Other-intercompany(a)(b)	—	—	22,958	16,226	(39,184)	—
Total revenues	—	—	22,958	16,592	(39,184)	366
Expenses
Research and development expenses	(15,245)	(24,296)	(82,651)	(204,707)	—	(326,899)
Administrative expenses	(58,594)	(14,202)	(46,337)	(17,907)	—	(137,040)
Other - intercompany(a)(b)	—	—	(16,226)	(22,958)	39,184	—
Loss from operations	(73,839)	(38,498)	(122,256)	(228,980)	—	(463,573)
Interest income(d)	8,292	36	1,413	630	(1,255)	9,116
Interest expense(d)	—	—	—	(6,318)	1,255	(5,063)
Other income	—	—	45	9,075	—	9,120
Foreign exchange gain (loss), net	(55)	691	(1,933)	—	—	(1,297)
Equity in losses of subsidiaries and VIE(c)	(386,152)	(348,381)	(225,650)	—	960,183	—
Others, net	—	—	—	(57)	—	(57)
Loss before income taxes	(451,754)	(386,152)	(348,381)	(225,650)	960,183	(451,754)
Income tax expense	—	—	—	—	—	—
Net loss	(451,754)	(386,152)	(348,381)	(225,650)	960,183	(451,754)
Accretion of convertible redeemable preferred shares to redemption value	(1,989)	—	—	—	—	(1,989)
Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(453,743)	(386,152)	(348,381)	(225,650)	960,183	(453,743)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(34,024)	1,087	—	—	(1,087)	(34,024)
Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(487,767)	(385,065)	(348,381)	(225,650)	959,096	(487,767)

	For the year ended December 31, 2022
		Other		VIE and
	Parent	Equity		VIE’s	Eliminating	Consolidated
	Only	Subsidiaries	WFOE	Subsidiary	Adjustments	Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Other-intercompany(a)(b)	—	—	16,597	26,415	(43,012)	—
Total revenues	—	—	16,597	26,415	(43,012)	—
Expenses
Research and development expenses	(8,517)	(114,452)	(109,895)	(252,524)	—	(485,388)
Administrative expenses	(42,576)	(23,906)	(51,745)	(21,043)	—	(139,270)
Other - intercompany(a)(b)	—	—	(26,415)	(16,597)	43,012	—
Loss from operations	(51,093)	(138,358)	(171,458)	(263,749)	—	(624,658)
Interest income(d)	19,143	2,470	2,924	1,309	(1,929)	23,917
Interest expense(d)	—	—	—	(8,666)	1,929	(6,737)
Other income	—	—	81	7,920	—	8,001
Foreign exchange gain (loss), net	(1)	(6,784)	(1,384)	—	—	(8,169)
Equity in losses of subsidiaries and VIE(c)	(575,558)	(432,886)	(263,157)	—	1,271,601	—
Others, net	—	—	130	29	—	159
Loss before income taxes	(607,509)	(575,558)	(432,864)	(263,157)	1,271,601	(607,487)
Income tax expense	—	—	(22)	—	—	(22)
Net loss attributable to Gracell Biotechnologies Inc.'s ordinary shareholders	(607,509)	(575,558)	(432,886)	(263,157)	1,271,601	(607,509)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	131,464	(18,613)	—	—	18,613	131,464
Total comprehensive loss attributable to Gracell Biotechnologies Inc.'s ordinary shareholders	(476,045)	(594,171)	(432,886)	(263,157)	1,290,214	(476,045)

Notes to the Condensed Consolidated Statements of Operations Data

(a)

Reflects elimination of inter-company technical service fees charged by VIE to the WFOE subsidiaries. The VIE provided research and development related service to the WFOE and recognized revenue of RMB16.9 million, RMB16.2 million and RMB26.4 million in the years ended December 31, 2020, 2021 and 2022, respectively.

(b)

Reflects the elimination of the inter-company administrative expenses charged by WFOE to the VIE subsidiaries. The VIE received the business cooperation support from the WFOE and recognized the administrative expenses of nil, RMB23.0 million and RMB16.6 million in total in the years ended December 31, 2020, 2021 and 2022.

(c)	Reflects the equity in loss of subsidiaries and VIEs which is eliminated in consolidation.
(d)	Reflects the elimination of the inter-company interest income and expenses.

Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2020
		Other		VIE and
	Parent	Equity		VIE’s	Eliminating	Consolidated
	Only	Subsidiaries	WFOE	Subsidiary	adjustments	Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash used in operating activities	(13,309)	(6,952)	(93,026)	(84,862)	—	(198,149)
Cash flows from investing activities:
Purchase of property, equipment and software	—	—	(25,313)	(54,087)	—	(79,400)
Investment in subsidiaries	(305,734)	(298,538)	—	—	604,272	—
Loans to Group companies and VIEs(e)(f)	(6,915)	—	(189,980)	—	196,895	—
Investments in short-term investments	—	—	—	(28,055)	—	(28,055)
Proceeds from disposal of short-term investments	—	—	—	13,514	—	13,514
Net cash (used in) generated from investing activities	(312,649)	(298,538)	(215,293)	(68,628)	801,167	(93,941)
Cash flow from financing activities
Repayment of convertible loans	—	—	—	(138,695)	—	(138,695)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	795,420	—	—	—	—	795,420
Borrowings under loans from Group companies(e)(f)	—	—	—	196,895	(196,895)	—
Capital contribution from parent	—	305,734	298,538	—	(604,272)	—
Proceeds from bank borrowings	—	—	—	103,008	—	103,008
Repayments of bank borrowings	—	—	—	(122)	—	(122)
Payment of initial public offering costs	(2,645)	—	(499)	—	—	(3,144)
Net cash (used in) generated from financing activities	792,775	305,734	298,039	161,086	(801,167)	756,467
Effect of exchange rate on cash and cash equivalents	(19,515)	(1,249)	(1,363)	—	—	(22,127)
Net increase (decrease) in cash and cash equivalents	447,302	(1,005)	(11,643)	7,596	—	442,250
Cash and cash equivalents at the beginning of year	236,263	1,453	32,189	42,153	—	312,058
Cash and cash equivalents at the end of year	683,565	448	20,546	49,749	—	754,308

	For the year ended December 31, 2021
		Other		VIE and
	Parent	Equity		VIE’s	Eliminating	Consolidated
	Only	Subsidiaries	WFOE	Subsidiary	adjustments	Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) generated from operating activities	2,039	(34,535)	(105,277)	(166,777)	—	(304,550)
Cash flows from investing activities:
Purchase of property, equipment and software	—	—	(38,886)	(17,857)	—	(56,743)
Investment in subsidiaries	(227,146)	(350,638)	—	—	577,784	—
Loans to Group companies and VIEs(e)(f)	(342,177)	(50,000)	(192,454)	—	584,631	—
Investments in short-term investments	—	—	—	(10,000)	—	(10,000)
Proceeds from disposal of short-term investments	—	—	—	25,127	—	25,127
Net cash (used in) generated from investing activities	(569,323)	(400,638)	(231,340)	(2,730)	1,162,415	(41,616)
Cash flow from financing activities
Proceeds from initial public offering and over-allotment, net of underwriting discounts and commissions	1,448,959	—	—	—	—	1,448,959
Proceeds from exercise of options and restricted share units	1,745	—	—	—	—	1,745
Borrowings under loans from Group companies(e)(f)	—	312,592	50,000	222,039	(584,631)	—
Capital contribution from parent	—	227,146	350,638	—	(577,784)	—
Proceeds from bank borrowings	—	—	—	71,233	—	71,233
Repayments of bank borrowings	—	—	—	(51,294)	—	(51,294)
Payment of initial public offering costs	(14,458)	—	—	—	—	(14,458)
Net cash (used in) generated from financing activities	1,436,246	539,738	400,638	241,978	(1,162,415)	1,456,185
Effect of exchange rate on cash and cash equivalents	(35,165)	1,777	(1,933)	—	—	(35,321)
Net increase (decrease) in cash and cash equivalents	833,797	106,342	62,088	72,471	—	1,074,698
Cash and cash equivalents at the beginning of year	683,565	448	20,546	49,749	—	754,308
Cash and cash equivalents at the end of year	1,517,362	106,790	82,634	122,220	—	1,829,006

	For the Year Ended December 31, 2022
		Other		VIE and
	Parent	Equity		VIE’s	Eliminating	Consolidated
	Only	Subsidiaries	WFOE	Subsidiary	Adjustments	Totals
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash used in operating activities	(16,324)	(123,438)	(132,288)	(210,598)	—	(482,648)
Cash flows from investing activities:
Purchase of property, equipment and software	—	(7,961)	(31,316)	(9,111)	—	(48,388)
Investment in subsidiaries	(385,761)	(183,654)	—	—	569,415	—
Loans to Group companies and VIEs (e)(f)	(63,696)	(134,000)	(121,788)	—	319,484	—
Investments in short-term investments	(174,966)	(70,000)	—	(16,200)	—	(261,166)
Proceeds from disposal of short-term investments	174,966	70,000	—	16,256	—	261,222
Net cash used in investing activities	(449,457)	(325,615)	(153,104)	(9,055)	888,899	(48,332)
Cash flows from financing activities:
Proceeds from exercise of options and restricted share units	337	—	—	—	—	337
Capital contribution from parent	—	385,761	183,654	—	(569,415)	—
Borrowing under loan from Group companies (e)(f)	—	63,696	84,000	171,788	(319,484)	—
Proceeds from bank borrowings	—	—	—	104,600	—	104,600
Repayments of bank borrowings	—	—	—	(68,476)	—	(68,476)
Payment of offering costs	(3,137)	—	—	—	—	(3,137)
Net cash (used in) generated from financing activities	(2,800)	449,457	267,654	207,912	(888,899)	33,324
Effect of exchange rate on cash and cash equivalents	150,075	(25,397)	(1,383)	—	—	123,295
Net increase (decrease) in cash and cash equivalents	(318,506)	(24,993)	(19,121)	(11,741)	—	(374,361)
Cash and cash equivalents at the beginning of year	1,517,362	106,790	82,634	122,220	—	1,829,006
Cash and cash equivalents at the end of year	1,198,856	81,797	63,513	110,479	—	1,454,645

Notes to the Condensed Consolidated Cash Flow Data

(e)	The VIE received the loans from the parent company of RMB6.9 million, RMB29.6 million and nil in total in the years ended December 31, 2020, 2021 and 2022, respectively.
(f)	The VIE received the loans from the WFOE of RMB190.0 million, RMB192.5 million and RMB171.8 million in total in the years ended December 31, 2020, 2021 and 2022, respectively.

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

Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:

Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital

●	We are a clinical-stage biopharmaceutical company with limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
●	We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.
●	We will need to obtain funding from time to time to complete the development and any commercialization of our product candidates, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.
●	Raising additional capital may cause dilution to holders of the ADSs or other securities of our company, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Risks Related to the Development of Our Product Candidates

●	Our product candidates are based on novel technologies, which make it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.
●	Our future success is highly dependent on the regulatory approval of GC012F and our other pipeline programs. All of our product candidates will require significant preclinical study and clinical trial before we can seek regulatory approval for and launch a product commercially.
●	We may not be successful in our efforts to extend our pipeline of product candidates, including identifying or discovering additional product candidates in the future.
●	Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.
●	Adverse effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, cause us to abandon product candidates, limit the commercial profile of an approved label or result in significant negative consequences following any potential marketing approval.
●	We have derived and plan to continue to derive results from investigator-initiated trials of our product candidates to expedite our global clinical development activities. Investigator-initiated trials are sponsored and conducted by principal investigators. As a result, our role and access to the clinical results and data are limited and there is no assurance that the clinical data from these trials will be accepted or considered by the FDA, the NMPA, or other comparable regulatory authorities.

Risks Related the Development of Our Product Candidates

●	All of our product candidates are in early stages of development. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.
●	Our product candidates are based on novel technologies, which make it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.

Risks Related to Our Business Operations

●	As a company currently with substantial operations outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.
●	We are a fast-growing emerging company and may experience difficulties in managing this growth.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

●	Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialize a product candidate.
●	Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Risks Related to the Commercialization of Our Product Candidates

●	If we are unable to establish sales, marketing and distribution capabilities for our product candidates, or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing our product candidates, if and when they are approved.
●	We operate in a rapidly changing industry and face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

Risks Related to Our Intellectual Property

●	If we are unable to obtain, maintain, defend and enforce patent and other intellectual property rights for our technologies and product candidates, or if the scope of the patent and other intellectual property rights obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technology and biologics similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be impaired.
●	The intellectual property landscape around technology involving cellular therapies, including CAR-T cell therapies, is highly dynamic, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could significantly harm our business.

Risks Related to Our Corporate Structure

●	The uncertainties in the PRC legal system may subject our contractual arrangements to different interpretations or enforcement challenges, or subject us to severe penalties or force us to relinquish our interests in our operations.

●	We rely on contractual arrangements with the VIE and its shareholders to direct the activities of the VIE that most significantly impact the VIE’s economic performance, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in China

●	The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy.
●	The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs.
●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
●	If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.
●	The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
●	We and our shareholders face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-PRC company or immovable properties located in China owned by non-PRC companies.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	Various proceedings and legislative and regulatory developments due to political tensions between the U.S. and China may have an adverse impact on our listing and trading in the U.S., including adverse impact on the market prices of the ADSs.
●	Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, adverse impact on the trading prices of the ADSs, or possible delisting.

Risks Related to the ADSs

●	If we fail to maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
●	Holders of the ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.

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

We have no products approved for commercial sale, have not generated any revenue from commercial sales of our product candidates, and have incurred net losses and experienced negative operating cash flows since we commenced operations in 2017. For each year ended December 31, 2020, 2021 and 2022, our net losses were RMB211.9 million, RMB451.8 million and RMB607.5 million (US$88.1 million), respectively, and our net cash used in operating activities was RMB198.1 million, RMB304.6 million and RMB482.6 million (US$70.0 million), respectively. As of December 31, 2022, we had an accumulated deficit of RMB1,625.3 million (US$235.6 million).

We have been devoting the majority of our financial resources and efforts to our research and development activities, including pre-clinical testing of our technologies, research and development of our CAR-T cell therapy product candidates as well as building our research and development capabilities. None of our product candidates have received marketing approval, and we may never be successful in obtaining marketing approval and commercializing product candidates. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ deficit and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

●	continue our ongoing and planned research and development of our pipeline product candidates;
●	conduct preclinical studies and clinical trials for any additional product candidates that we may pursue in the future, including ongoing and planned development of additional therapies for the treatment of hematologic malignancies and solid tumors;
●	seek to discover and develop additional product candidates and further expand our clinical product pipeline;
●	seek regulatory approvals for any product candidates that successfully complete clinical trials;
●	continue to scale up manufacturing capacity with the aim of securing sufficient quantities to meet our capacity requirements for clinical trials and potential commercialization;
●	establish sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;
●	develop, maintain, expand and protect our intellectual property portfolio; acquire or in-license other product candidates and technologies;

●	hire additional clinical, quality control and manufacturing personnel;
●	add clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	expand our operations in China and establish our operations in the United States and other geographic regions; and
●	incur additional legal, accounting and other expenses associated with operating as a public company.

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

As of December 31, 2022, we had RMB1,458.2 million (US$211.4 million) in cash, cash equivalents and short-term investments. We had received total net proceeds of approximately US$220.2 million from our initial public offering in 2021 (including in connection with the underwriters’ exercise of the over-allotment options in full). We believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we might need to raise additional capital to complete the development and commercialization of our product candidates, including but not limited to, GC012F, for the treatment of r/r MM, newly diagnosed multiple myeloma, or NDMM, and B-cell non-Hodgkin lymphoma, or B-NHL, GC502, for the treatment of B-cell malignancies, and GC007g, for the treatment of B-ALL and our other product candidates and in connection with our continuing operations and other planned activities. Our future capital requirements will depend on many factors, including:

●	the progress, results and costs of laboratory testing, manufacturing, and preclinical and clinical development for our current product candidates;
●	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other product candidates that we may pursue;
●	the development requirements of other product candidates that we may pursue;

●	the timing and amounts of any milestone or royalty payments we may be required to make under future license agreements, if we enter into such agreements;
●	the costs of expanding our research and development capacities and manufacturing infrastructure into the United States, including hiring additional research and development, clinical, quality control and manufacturing personnel;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
●	the amount of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
●	the costs and timing of preparing, filing and prosecuting patent applications, obtaining, maintaining, protecting and enforcing our intellectual property rights and defending against any intellectual property-related claims;
●	the costs of operating as a public company; and
●	the extent to which we acquire or in-license other product candidates and technologies.

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

We are very early in our development efforts. Except for our FasTCAR-enabled autologous CAR-T product candidate, GC012F, for which we have obtained IND approvals from the FDA and National Medical Products Administration in China, or the NMPA, GC019F, for which we have obtained IND approval from the NMPA, and, our allogeneic donor-derived CAR-T product candidate, GC007g, for which we have been granted approval from the NMPA for a seamless Phase 1/2 registrational trial, all of our other product candidates are in preclinical studies or investigator-initiated Phase 1 trials and have not been advanced into IND studies. There is no assurance that these or any other future clinical trials of our product candidates will be successful or will generate clinical data that are supportive of further development. Except for the IND approvals we obtained from the NMPA for GC12F in r/r MM, GC007g in B-ALL and for GC019F in B-ALL and from FDA for GC012F in r/r MM, we have not obtained any IND approval from, or submitted any IND application to the U.S. Food and Drug Administration, or the FDA, the NMPA or other regulatory authorities in connection with our product candidates. There is no assurance that the NMPA, the FDA or other regulatory authorities will permit the submitted and future IND applications for our product candidates to go into effect in a timely manner or at all. Even if we successfully obtain IND approvals for our product candidates, there is no assurance that we will receive approvals or clearance for advancing or accelerating our development efforts and eventually marketing approval from the FDA, the NMPA or other regulatory agencies for any of our product candidates.

Biopharmaceutical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing our product candidates. The success in the development of our product candidates will depend on many factors, including:

●	completing preclinical studies and receiving regulatory approvals or clearance for conducting clinical trials for our preclinical-stage programs;
●	obtaining positive results in our clinical trials demonstrating efficacy, safety and durability of effect of our product candidates;
●	receiving approvals for commercialization of our product candidates from regulatory authorities;
●	manufacturing our product candidates at an acceptable quality and cost; and
●	maintaining and growing an organization of scientists, medical professionals and business people who can develop and commercialize our products and technology.

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

We have concentrated our primary research and development efforts on our CAR-T cell therapies using our proprietary technology platforms, FasTCAR and TruUCAR, our proprietary technology such as SMART CARTTM , our in-house know-how, our expertise in tumor biology and cell programming, and our future success is highly dependent on the validity of our technology platforms and the successful development and manufacture of our CAR-T product candidates. We do not currently have any approved or commercialized products. As with other targeted therapies, off-tumor or off-target activity could delay development or require us to reengineer or abandon a particular product candidate. Because CAR-T cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:

●	obtaining regulatory approval for our product candidates, as the FDA, the NMPA and other regulatory authorities have limited experience with CAR-T therapies for cancer;
●	in the case of autologous CAR-T cell therapies, developing and deploying consistent and reliable processes for engineering a patient’s T cells ex vivo and infusing the engineered T cells back into the patient;
●	conditioning patients with chemotherapy in conjunction with delivering each of our products, which may increase the risk of adverse effects of our product candidates;
●	sourcing clinical and, if approved, commercial supplies of the materials used to manufacture our product candidates;
●	developing programming modules with the desired properties, while avoiding adverse reactions;
●	creating viral vectors capable of delivering multiple programming modules;
●	developing a reliable and consistent ex vivo gene modification and manufacturing process;
●	establishing manufacturing capacity suitable for the manufacture of our product candidates in line with expanding enrollment in our clinical studies and our projected commercial requirements;
●	achieving cost efficiencies in the scale-up of our manufacturing capacity;
●	minimizing and avoiding infection and contamination during production of product candidates;
●	developing protocols for the safe administration of our product candidates;
●	educating medical personnel regarding our CAR-T technologies and the potential side effect profile of each of our product candidates, such as potential adverse effects related to cytokine release syndrome, or CRS, neurotoxicity, including immune effector cell-associated neurotoxicity syndrome, or ICANS, and/or graft versus host disease, or GvHD;
●	establishing integrated solutions in collaboration with specialty treatment centers in order to reduce the burdens and complex logistics commonly associated with the administration of T cell therapies;
●	establishing sales and marketing capabilities or partnerships to successfully launch and commercialize our product candidates if and when we obtain any required regulatory approvals, and risks associated with gaining market acceptance of a novel therapy if we receive approval; and
●	the availability of coverage and adequate reimbursement from third-party payors for our novel and personalized therapies in connection with commercialization of any approved product candidates.

We may not be able to successfully develop our CAR-T product candidates or our technology in a manner that will yield products that are safe, effective, scalable or profitable. Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including:

●	regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, only a few CAR-T cell therapy products that involve the genetic modification of patient cells have been approved in the United States and/or the European Union, and two CAR-T cell therapy products have been approved in China;
●	genetically modified products in the event of improper insertion of a gene sequence into a patient’s chromosome could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells;
●	although our viral vectors are not able to replicate, there is a risk with the use of retroviral or lentiviral vectors that they could lead to new or reactivated pathogenic strains of virus or other infectious diseases; and
●	the FDA recommends a 15-year follow-up observation period for all patients who receive treatment using gene therapies and a trial guidance promulgated by NMPA requires a similar follow-up observation period for patients who receive cell therapeutic products, which has to be sufficient and could be as long as life-time, and we may need to adopt an observation period for our product candidates.

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

Our future success is highly dependent on the regulatory approval of GC012F and our other pipeline programs. All of our product candidates will require significant development through preclinical studies and/or clinical trials before we can seek regulatory approval for and launch a product commercially.

We do not have any products that have gained regulatory approval for marketing. Our business is substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialize GC012F and our other pipeline programs. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialize product candidates in China or other countries without obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions, such as the NMPA in China, the European Medicines Agency in the European Union and the Pharmaceuticals and Medical Devices Agency in Japan. Before obtaining regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls comply with regulatory requirements with respect to such product candidate. Prior to seeking approval for any of our product candidates, we will need to confer with the FDA, the NMPA and other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to seek and gain approval for our product candidates. In addition, approval policies, regulations, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s research and development and may vary among jurisdictions. It is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

Any of the following instances during preclinical studies and clinical trials could cause our product candidates to fail to receive marketing regulatory approval from the FDA, the NMPA or other regulatory authorities:

●	disagreement with the design, protocol or conduct of our clinical trials;
●	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

●	failure of clinical trials to meet the level of statistical significance required for approval;
●	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its risks;
●	disagreement with our interpretation of data from preclinical studies or clinical trials;
●	insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a biologics license application, or BLA, or other submission or to obtain regulatory approval;
●	a delay in or the ability of health authorities to complete regulatory inspections of our development activities, regulatory filings or manufacturing operations, whether as a result of the COVID-19 pandemic or other reasons, or our satisfactorily complete such inspections;
●	failure to obtain approval of the manufacturing processes of our facilities;
●	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval; or
●	lack of adequate funding to complete a clinical trial in a manner that is satisfactory to the applicable regulatory authority.

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

A key element of our strategy is to use our proprietary technology platforms, FasTCAR and TruUCAR, our in-house know-how and our expertise in tumor biology and cell programming to develop and deliver what we believe are safer and more effective next generation CAR-T cell therapies. Our initial focus is on the development of a pipeline of product candidates for the treatment of hematological cancers, including our clinical-stage product candidates, including but not limited to, GC012F, for the treatment of r/r MM, NDMM and B-NHL, GC502, for the treatment of B-cell malignancies, GC007g, for the treatment of B-ALL and the progression of these product candidates through clinical development. We also have a broad portfolio of earlier stage candidates targeting various cancer indications, such as hematologic cell malignancies and solid tumors. However, we may not be able to develop product candidates that are safe and effective, or which compare favorably with other commercially available alternatives. Even if we are successful in continuing to build our pipeline and developing next generation product candidates or expanding into solid tumor indications, such as mesothelin-positive cancers including ovarian cancer and Claudin 18.2-positive cancers, the potential product candidates that we identify may not be suitable for clinical development, including as a result of lack of safety, lack of tolerability, lack of anti-tumor activity, or other characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. There is no assurance that we will be able to successfully advance any of these additional product candidates through the development process. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

●	we may not be successful in identifying additional product candidates;
●	we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;
●	our product candidates may not succeed in preclinical or clinical testing;
●	a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
●	competitors may develop alternatives that render our product candidates obsolete or less attractive;
●	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
●	the market for a product candidate may change during our development program so that the continued development of that product candidate is no longer reasonable;
●	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
●	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

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

Results from preclinical studies are not necessarily predictive of future clinical trial results, and interim results of a clinical trial or an investigator-initiated Phase 1 trial are not necessarily indicative of final results. While we have received some data to date in the investigator-initiated Phase 1 trials that are supportive of further development for our clinical-stage product candidates, such as GC012F, for the treatment of r/r MM, NDMM and B-NHL, GC502, for the treatment of B-cell malignancies, and GC007g, for the treatment of B-ALL, there is no assurance that we will be able to generate positive data in the subsequent clinical trials. We also have a broad portfolio of earlier stage product candidates, and because they are in earlier stages of development, we do not know whether these candidates will be effective and safe for the intended indications in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite results in preclinical studies or having successfully advanced through initial investigator-initiated Phase 1 trials that are supportive of further development. Any failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidates.

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

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including the COVID-19 pandemic. The timely completion of clinical trials in accordance with the protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

●	the patient eligibility criteria defined in the protocol;

●	the number of patients with the disease or condition being studied;
●	the understanding of risks and benefits of the product candidate in the trial;
●	clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating or drugs that may be used off-label for these indications;
●	the size and nature of the patient population who meet inclusion criteria;
●	the proximity of patients to study sites;
●	the design of the clinical trial;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	competing clinical trials for similar therapies or other new therapeutics not involving T cell-based immunotherapy;
●	our ability to obtain and maintain patient consents; and
●	the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment.

In particular, some of our clinical trials are designed to enroll patients with characteristics that are found in a very small population. For example, B cell acute lymphoblastic leukemia, or B-ALL, the indication for our clinical product candidate GC007g has a low incidence overall and therefore clinical study enrollment with take longer. Other companies are conducting clinical trials with their T cell therapies in multiple myeloma, B cell acute lymphoblastic leukemia or T cell acute lymphoblastic leukemia, and seek to enroll patients in their studies that may otherwise be eligible for our clinical trials, which could lead to slow recruitment and delays in our clinical programs. In addition, since the number of qualified clinical investigators is limited, we will conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which could further reduce the number of patients who are available for our clinical trials in these clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and antibody therapy, rather than participating in our clinical trials.

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

Cancer therapies may be characterized as first line, second line or third line therapy depending on options for treatment and prior treatments received, and the NMPA and the FDA may approve new therapies initially only for the last line of therapy after SOC treatment. When blood cancers are detected, they are first treated with a curative intent. This approach may consist of chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. In addition, sometimes a bone marrow transplantation can be used as first treatment approach or first line therapy. If a patient’s cancer relapses, then he or she may be given a second line and thereafter a third or fourth line therapy, which can consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these, or bone marrow transplant. Generally, the higher the line of therapy, the lower the chance of a cure. With third or higher line, the goal of the therapy in the treatment of lymphoma and myeloma is to control the growth of the tumor and extend the life of the patient.

While we are initially developing GC012F as therapy for patients with r/r MM in later lines of therapy, there is no guarantee that it, or any of our product candidates, even if approved, would be approved for an earlier line of therapy. In addition, we may have to conduct additional large randomized clinical trials prior to gaining approval for an earlier line of therapy.

Our projections of both the number of people who have the cancers we are targeting, as well as the size of the patient population subset of people with these cancers in a position to receive first, second, third and fourth line therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be fewer than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For example, our ongoing investigator-initiated Phase 1 trial for GC007g is seeking to enroll patients with r/r B-ALL, an indication that has a low incidence overall. Even if we obtain significant market share for our product candidates, because the potential target populations are small, we may never achieve significant revenue without obtaining regulatory approval for additional indications or as part of earlier lines of therapy.

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

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product;
●	regulatory authorities may require additional warnings on the label;
●	we may be required to create a Risk Management Plan, or RMP, or similar risk management plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;
●	we could be sued and held liable for harm caused to patients; and

●	our reputation may suffer.

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

From time to time, we may publicly disclose interim, preliminary or topline data from our preclinical and clinical studies as well as results and findings from the investigator-initiated trails of our product candidates conducted by principal investigators if we obtain their consent, which are based on a preliminary analysis of then-available data and are subject to change as patient enrollment and treatment continues and more patient data become available. For example, we have reported interim data from the ongoing investigator-initiated Phase 1 trials of GC012F for the treatment of r/r MM, NDMM and B-NHL, GC027 for the treatment of T-ALL, GC502, for the treatment of B-cell malignancies, and GC007g, for the treatment of B-ALL. These trials are being conducted by principal investigators at specialized hospitals in China. Adverse differences between previous preliminary or interim data and future interim or final data could significantly harm our business prospects. We may also announce topline data following the completion of a preclinical study, investigator-initiated Phase 1 trial (with necessary consent from principal investigators) or clinical trial, which may be subject to change following a more comprehensive review of the data related to the particular study or trial.

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

We may experience numerous unforeseen events prior to, during or as a result of clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any of our product candidates, including:

●	the FDA, the NMPA or other comparable regulatory authority may disagree as to the number, design or implementation of our clinical trials, or may not interpret the results from clinical trials as we do;

●	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
●	we may not reach agreement on acceptable terms with prospective clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;
●	clinical trials of our product candidates may produce negative or inconclusive results;
●	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;
●	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or we may fail to recruit eligible patients to participate in a trial;
●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	regulators may issue a clinical hold, and regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
●	the cost of clinical trials of our product candidates may be greater than we anticipate;
●	the FDA, the NMPA or other comparable regulatory authorities may fail to approve our manufacturing processes or facilities;
●	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;
●	our product candidates may have undesirable side effects or other unexpected characteristics, particularly given their novel, first-in-human
●	application, such as cytokine-induced toxicity and T cell aplasia, causing us or our investigators, regulators or institutional review boards to suspend or terminate the clinical trials; and
●	the approval policies or regulations of the FDA, the NMPA or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

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

We have developed our proprietary technology platform, FasTCAR, to manufacture autologousCAR-T cells with desired quality, significantly shortening manufacturing time from an industry norm of one to six weeks and achieving next-day manufacturing. While we believe that the manufacture of autologous CAR-T cells using the FasTCAR platform is scalable for commercial production, each manufacturing process must be validated through the performance of process validation runs to guarantee that the facility, personnel, equipment and process work as designed. The other proprietary technology platform, TruUCAR, is designed to manufacture allogeneic CAR-T cells readily available off-the-shelf. We have not yet manufactured or processed our product candidates on a commercial scale using either FasTCAR platform or TruUCAR platform, and may not be able to do so for any of our product candidates.

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

We currently manufacture all of our product candidates for use in preclinical testing and clinical trials in China, and enter into manufacturing service agreement for manufacturing GC012F in support of our IND submission in the United States and conducting clinical studies. Any such future reliance may increase the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. Furthermore, all entities involved in the preparation of therapeutics for clinical trials or commercial sale, including any contract manufacturer for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. Manufacturing in the United States must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s Good Laboratory Practice regulations and cGMP regulations enforced by the FDA through its facilities inspection program. Manufacturing of our products in the China requires regulatory approvals and is subject to the NMPA’s ongoing and periodic inspection to ensure compliance with GMP requirements. Comparable foreign regulatory authorities may require compliance with similar requirements. The facilities and quality systems of us and any of our future third-party contract manufactures must pass a pre-approval inspection for compliance with the applicable regulations as a condition of marketing approval of our product candidates. We may not be able to control the manufacturing activities of a third-party contract manufacturer for compliance with cGMP regulations.

Our or a third-party’s failure to execute on our manufacturing requirements, do so on commercially reasonable terms and comply with cGMP may adversely affect our business in a number of ways, including:

●	an inability to initiate or continue clinical trials of our product candidates under development;
●	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;
●	loss of the cooperation of future collaborators;
●	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;
●	requirements to cease development or to recall batches of our product candidates; and
●	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.

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

Prior treatments can alter the cancer and negatively impact chances for achieving clinical activity with our CAR- cells.

Patients with hematological cancers typically receive highly toxic chemotherapy as their initial treatment that can impact the viability of the T cells collected from the patient and may contribute to highly variable responses to CAR-T cell therapies. Patients could also have received prior therapies that target the same target antigen on the cancer cells as our intended programmed CAR-T cell product candidate and thereby these patients may have cancer cells with low or no expression of the target. As a result, our CAR-T cell product candidates may not recognize the cancer cell and may fail to achieve clinical activity. Take one of our clinical-stage product candidates, GC012F, for example, most of the patients enrolled for our GC012F study are r/r MM patients with high-risk features as assessed by Mayo Stratification for Myeloma and Risk-Adapted Therapy, or mSMART, criteria, who have exhausted other therapeutic options, including radiotherapy and chemotherapy. If any of our product candidates do not achieve a sufficient level of clinical activity, we may discontinue the development of that product candidate, which could have an adverse effect on the market price of the ADSs.

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

As a company with substantial operations in China, our business is subject to risks associated with conducting business outside the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing and changing regulatory requirements for product approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	foreign exchange risks and currency controls;
●	changes in a specific country’s or region’s political or economic environment;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share incentive plans;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, health epidemics, or natural disasters including earthquakes, typhoons, floods and fires.

See “—Risks Related to Doing Business in China” for additional risks related to our operations in China.

We are a fast-growing emerging company and may experience difficulties in managing this growth.

As of December 31, 2022, we had 314 full-time employees. As our development and commercialization plans and strategies to expand and develop, and we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;
●	managing our internal development efforts effectively, including the clinical, NMPA, FDA review processes for our product candidates; and
●	improving our operational, financial and management controls, reporting systems and procedures.

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

Our ability to compete in the highly competitive biopharmaceutical industry depends upon our ability to attract and retain highly qualified management, research and development, clinical, financial and business development personnel. We are highly dependent on our management, scientific and medical personnel, including Dr. William Wei Cao, our Founder and Chief Executive Officer, Dr. Wendy Li, our Chief Medical Officer, Dr. Yili Kevin Xie, our Chief Financial Officer, and Dr. Samuel Zhang, our Chief Business Officer. Although we have entered into employment arrangements with the members of our senior management, other than Dr. Cao, each of them may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our employees.

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

From time to time, we may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses, as we may deem appropriate to carry out our business plan. Any potential acquisition or strategic collaboration may entail numerous risks, including:

●	increased operating expenses and cash requirements;
●	the assumption of additional indebtedness or contingent liabilities;
●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic partnership, merger or acquisition;
●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;
●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
●	our inability to generate revenue from acquired technology sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

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

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measure, or the Security Assessment Measures, which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC.

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

There has been a sustained outbreak of the COVID-19 virus in China and globally. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked. The highly-transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries and regions to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. While we believe the impact of the COVID-19 on our business, operations and timelines and plans of our preclinical studies and clinical trials remains immaterial to date, we may experience further impacts in the future, including:

●	limitation in patient enrollment, disruptions to patient follow-up during the lockdown periods, and curtailed screening visits;
●	delays or difficulties in enrolling patients in our clinical trials;
●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
●	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;
●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
●	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by governments, employers and others;
●	limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
●	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
●	interruption in global shipping that may affect the transport of clinical trial materials;
●	changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;
●	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and
●	refusal of the relevant regulatory authorities to accept data from clinical trials in these affected geographic regions.

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

Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

●	litigation involving patients taking our products;
●	restrictions on such products, manufacturers or manufacturing processes;
●	restrictions on the labeling or marketing of a product;
●	restrictions on product distribution or use;
●	requirements to conduct post-marketing studies or clinical trials;
●	warning or untitled letters;

●	withdrawal of the products from the market;
●	refusal to approve pending applications or supplements to approved applications that we submit;
●	recall of products;
●	fines, restitution or disgorgement of profits or revenue;
●	suspension or withdrawal of marketing approvals;
●	suspension of any ongoing clinical trials;
●	damage to relationships with any potential collaborators;
●	unfavorable press coverage and damage to our reputation;
●	refusal to permit the import or export of our products;
●	product seizure; or
●	injunctions or the imposition of civil or criminal penalties.

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

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Implementation of the new rebate safe harbor has been delayed until January 2032. It is unclear whether OIG will ultimately withdraw or modify the rebate rule prior to the January 2023 effective date. The likelihood of implementation of, or willingness to defend, any of the other reform initiatives is uncertain. In addition, the IRA includes a provision requiring the Secretary of HHS to negotiate prices with drug companies for a small number of single-source brand-name drugs or biologics without generic or biosimilar competitors that are covered under Medicare Part D (starting in 2026) and Part B (starting in 2028). The number of drugs subject to price negotiation will be 10 Part D drugs for 2026, another 15 Part D drugs for 2027, another 15 Part D and Part B drugs for 2028, and another 20 Part D and Part B drugs for 2029 and later years. These drugs will be selected from among the 50 drugs with the highest total Medicare Part D spending and the 50 drugs with the highest total Medicare Part B spending. The law establishes an upper limit for the negotiated price for a given drug or biologic and specifies factors the Secretary of HHS is required to consider when negotiating these upper pricing limits. The IRA also imposes rebates under Medicare Part B and Medicare Part D that penalize manufacturers for price increases that outpace inflation. Further, on October 14, 2022, the Biden administration released an additional executive order directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We cannot predict the likelihood, nature, or extent of health reform initiatives that may arise from future legislation or administrative action. The combination of healthcare cost containment measures, increased health insurance costs, reduction of the number of people with health insurance coverage, as well as future legislation and regulations focused on reducing healthcare costs by reducing the cost of or reimbursement and access to pharmaceutical products, may limit or delay our ability to generate revenue, attain profitability, or commercialize our products. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

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

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may expose us to broadly applicable healthcare laws, including, without limitation, the U.S. federal Anti-Kickback Statute and the U.S. federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and privacy and security regulation by the U.S. federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that are alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the federal Anti-Kickback Statute has been violated;

●	U.S. federal civil and criminal false claims laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalty laws, which, among other things, impose criminal and civil penalties, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Further, pharmaceutical manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Criminal prosecution is also possible for making or presenting a false, fictitious or fraudulent claim to the federal government;
●	HIPAA, which contains new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Additionally, HITECH also contains four new tiers of civil monetary penalties; amends HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and to seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	the U.S. federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
●	the U.S. federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, and its implementing regulations, created annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions), to report information related for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and analogous state laws and regulations and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

For the future potentially partnered product candidates, we would not market our products alone once they have obtained marketing authorization. The risks inherent in entry into these contracts are as follows:

●	the negotiation and execution of these agreements is a long process that may not result in an agreement being signed or that can delay the development or commercialization of the product candidate concerned;
●	these agreements are subject to cancellation or nonrenewal by our collaborators, or may not be fully complied with by our collaborators;
●	in the case of a license granted by us, we lose control of the development of the product candidate licensed;
●	in such cases we would have only limited control over the means and resources allocated by our partner for the commercialization of our product; and
●	collaborators may not properly obtain, maintain, enforce, or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation.

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

Even if we obtain approvals from the FDA, the NMPA or other comparable regulatory agencies and are able to initiate commercialization of our clinical-stage product candidates or any other product candidates we develop, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the clinical indications for which our product candidates are approved;
●	physicians, hospitals, cancer treatment centers, and patients considering our product candidates as a safe and effective treatment;
●	hospitals and cancer treatment centers establishing the infrastructure required for the administration of redirected CAR-T cell therapies;
●	the potential and perceived advantages of our product candidates over alternative treatments;
●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA, the NMPA or other comparable regulatory authorities;
●	limitations or warnings contained in the labeling approved by the FDA, the NMPA or other comparable regulatory authorities;
●	the timing of market introduction of our product candidates as well as competitive products;
●	the cost of treatment in relation to alternative treatments;
●	the amount of upfront costs or training required for physicians to administer our product candidates;
●	the availability of coverage, adequate reimbursement, and pricing by third-party payors and government authorities;
●	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;
●	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and
●	the effectiveness of our sales and marketing efforts and distribution support.

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

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	reduced resources of our management to pursue our business strategy;
●	decreased demand for any product candidates or products that we may develop;
●	injury to our reputation and significant negative media attention;
●	withdrawal of clinical trial participants;
●	initiation of investigations by regulators;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	significant costs to defend the resulting litigation;
●	substantial monetary awards paid to clinical trial participants or patients;
●	loss of revenue; and
●	the inability to commercialize any products that we may develop.

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

We may seek to enter into collaborations or partnerships with third parties for the development and potential commercialization of our product candidates. We face competition in seeking partners and may not be able to locate a suitable partner or to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing partners for the development and commercialization of our product candidates, we will have limited control over the time and resources that our partners may dedicate to the development and commercialization of our product candidates. These partnerships pose a number of risks, including the following:

●	partners may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources or a change in strategic focus;
●	partners may believe our intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;
●	partners may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenue;
●	partners may decide to pursue a competitive product developed outside of the collaboration arrangement;

●	partners may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals; or
●	partners may delay the development or commercialization of our product candidates in favor of developing or commercializing another party’s product candidate.

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

Our success depends, in large part, on our ability to obtain, maintain, defend and enforce patent protection in the United States, China and other countries with respect to our product candidates and technology. We seek to protect our proprietary position by filing patent applications related to our technology and product candidates in the major pharmaceutical markets, including China and the United States. As of March 31, 2023, our patent portfolio was comprised of sixteen issued invention patents in PRC, six patent applications in PRC, fifteen model utility models in PRC, four issued invention patents in Taiwan, four patent applications in Taiwan, sixteen patent applications in PCT/CN (including three patent applications in Hong Kong, eight patent applications in the U.S., three patent applications in Israel, three patent applications in Australia, five patent applications in Europe, three patent applications in Singapore, three patent applications in South Korea, three patent applications in Japan, one patent application in Canada and three patent applications in Taiwan.) If we are unable to obtain or maintain patent protection with respect to our proprietary product candidates and technology or do not otherwise adequately obtain, maintain and protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing our product candidates we may develop is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

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

Disputes may arise regarding intellectual property subject to, and any of our rights and obligations under, any license or other strategic agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	the extent to which our technology and processes infringe, misappropriate or violate the intellectual property of the licensor that is not subject to the license agreement;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	the sublicensing of patent and other rights to third parties under any such agreement or collaborative relationships;
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
●	the priority of invention of patented technology.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	any product candidates we may develop will eventually become commercially available in generic or biosimilar product forms;
●	others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we may own or license now or in the future;
●	we, or any future license partners or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or license now or in the future;
●	we, or any future license partners or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;
●	it is possible that there are prior public disclosures that could invalidate our issued patents, or parts of our issued patents;
●	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our product candidates or technology similar to ours;
●	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
●	the claims of our patent applications, if and when issued, may not cover our product candidates;
●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	the laws of foreign countries may not protect our proprietary rights or the proprietary rights of license partners or current or future collaborators to the same extent as the laws of the United States;
●	the inventors of our patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;
●	we engage in scientific collaborations and will continue to do so in the future, and our collaborators may develop adjacent or competing products that are outside the scope of our patents;
●	any product candidates we develop may be covered by third parties’ patents or other exclusive rights;
●	the patents of others may harm our business;
●	we may not develop additional proprietary technologies that are patentable; and
●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

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

We are a Cayman Islands exempted company and we operate our business in China by entering into a series of contractual arrangements by and among our wholly owned PRC subsidiary, Gracell Bioscience (Shanghai) Co., Ltd., or Gracell Bioscience or the WFOE, the VIE, Gracell Biotechnologies (Shanghai) Co., Ltd., or Shanghai Gracell Biotech and its shareholders, which enable us to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance, (ii) receive substantially all of the economic benefits of the VIE and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE, when and to the extent permitted by PRC laws. As a result of these contractual arrangements, Gracell Cayman is considered the primary beneficiary of the VIE and the VIE’s subsidiaries for accounting purposes and is able to consolidate the financial results of the VIE and VIE’s subsidiary in the consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company––C. Organizational Structure” for further details.

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

If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between the WFOE and the VIE;
●	imposing fines, confiscating the income from the WFOE or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate or derive economic interests from the VIE;
●	restricting or prohibiting use of any of our offering proceeds to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business;
●	confiscating any of our income deemed to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing additional conditions or requirements with which we may not be able to comply; or
●	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to be considered the primary beneficiary of the VIE and the VIE’s subsidiary for accounting purposes or consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with the VIE and its shareholders to direct the activities of the VIE that most significantly impact the VIE’s economic performance, which may not be as effective as direct ownership in providing operational control.

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

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their respective obligations under the contracts to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIE may not be as effective in controlling our business operations as direct ownership.

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

The operations that we conduct through the VIE and its subsidiary may be subject to the latest version of the “negative list”, namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which was promulgated on December 27, 2021 and became effective on January 1, 2022, or the 2021 Negative List. If our rights with respect to the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to direct the activities of the VIE that most significantly impact the VIE’s economic performance may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and consequently affecting our ability to prepare for and seek approval and commercialization of our product candidates both in China and elsewhere.

In addition, according to the Reply to Journalist by CSRC Respondent Officers dated February 17, 2023, CSRC will consult with relevant competent authorities and complete the filings for the overseas listing company with VIE structures that satisfy the legal compliance requirements for the supporting the utilization of two different markets and resources by the enterprise. However, CSRC Regulatory Guideline No.2 of Trial Measures provides that, where an issuer with a VIE structure files with the CSRC for overseas initial public offering, or IPO, the following specific disclosures on the VIE structure must be included in its application report: (1) reasons for the set-up of the VIE structure and the specific arrangements; (2) risks associated with control, counterparty default and tax issues; and (3) risk mitigants.

The shareholders of the VIE may have actual or potential conflicts of interest with us and fail to perform their obligations under our contractual arrangements, which, in turn, may adversely affect our business and financial condition.

The shareholders of the VIE may have potential conflicts of interest with us. For example, Dr. William Wei Cao is one of the shareholders of the VIE. Dr. Cao is also our founder, chairman and chief executive officer. Any shareholder of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with any of them and the VIE, which would have a material and adverse effect on our ability to direct the activities of the VIE that most significantly impact the VIE’s economic performance and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under our current contractual arrangements, (i) the spouse of the individual shareholders of the VIE has executed a spousal consent letter, under which such spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIE and its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of the WFOE. However, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third-party who is not subject to obligations under our contractual arrangements, which could negatively affect our rights with respect to the VIE. Similarly, if any of the equity interests of the VIE is inherited by a third-party with whom the current contractual arrangements are not binding, our ability to direct the activities of the VIE that most significantly impact the VIE’s economic performance and receive substantially all the economic benefits from them would be adversely affected, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

All the agreements under our contractual arrangements with the VIE and its equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we could be forced to relinquish our interests in the operations of the VIE and its subsidiary, and our ability to conduct our business may be negatively affected.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. In March 2018, the former U.S. President Donald J. Trump announced the imposition of tariffs on steel and aluminum entering the United States and in June 2018 announced further tariffs targeting goods imported from China. Recently both China and the United States have each imposed tariffs indicating the potential for further trade barriers. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. While we have not started commercialization of drug candidates, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

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

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Measures, for public comments. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, whose such overseas securities offering or listing shall be completed before September 30, 2023, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (b) offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (c) the controlling shareholders and the actual controller of the Issuer, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (d) the issuer is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (e) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. As of the date of this annual report, we cannot predict the impact of these regulations on maintaining the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

Furthermore, on February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effective from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

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

As of the date of this annual report, we believe that our PRC subsidiaries and the VIE are not required to obtain permission or approval from the CSRC or the CAC for us to maintain our current listing status on the Nasdaq Global Select Market. In addition, as of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. There is no assurance that we will be able to meet all applicable filing requirements and guidelines of the CSRC, or comply with all applicable regulations at all times under Trial Measures. Any failure to obtain or delay in obtaining such filing or completing such procedures for this listing, or a rescission of any such filing obtained by CSRC, would be subject to fine by the CSRC or other PRC regulatory authorities. If the CSRC, the CAC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We have adopted an employee stock option plan, which was amended and restated in October 2020, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In addition, our shareholders and board of directors have approved a share incentive plan in December 2020 which became effective in January 2021. As of the date of this annual report, options to purchase a total of 27,324,678 ordinary shares have been granted and outstanding under our employee stock option plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” As of the date of this annual report, we incurred share-based compensation expenses relating to awards granted under our employee stock option plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective employee stock option plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

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

We may have been a passive foreign investment company for 2022 and there is a significant risk that we will be a PFIC for the current and possibly future taxable years, which could result in adverse tax consequences to our U.S. shareholders.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the non-availability of the preferential rate applicable to dividends received by U.S. non-corporate holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Based on our estimated income, assets and market capitalization for 2022, we may have been a PFIC for 2022. While we hold a substantial amount of cash and cash equivalents our PFIC status for any taxable year will depend primarily on the average value of our goodwill. Because our market capitalization has declined substantially since our initial public offering (including in recent months), if the value of our goodwill is determined by reference to our market capitalization there is a significant risk that we will be a PFIC for our taxable year 2023, and possibly future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The treatment of our goodwill as a passive or active asset will depend on the allocation of our goodwill to our business assets, which is subject to significant uncertainty. Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of the ADSs, which may be volatile). Therefore, declines in our market capitalization could adversely affect our PFIC status for any taxable year. Our status may also depend, in part, on how quickly we utilize our current cash balances in our business. Furthermore, prior to the commercialization of any of our product candidates, for any taxable year interest or other passive income may constitute 75% or more of our total gross income. Moreover, it is not entirely clear how the contractual arrangements between us, the VIE and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is not treated as owned by us for these purposes. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Because our PFIC status is a factual determination, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

As of April 21, 2023, Dr. William Wei Cao, including through Gracell Venture Holdings Limited, beneficially owned approximately 24.1% of our ordinary shares. As a result, Dr. Cao will exercise significant influence over all matters requiring a shareholder vote, including the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated memorandum of association; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of Dr. Cao may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Dr. Cao may seek to cause us to take courses of action that, in his judgment, could enhance his investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including our public investors. As a result, the market price of our shares could decline or shareholders might not receive a premium over the then-current market price of our shares upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.

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

There are provisions in our memorandum and articles of association that may make it difficult for a third-party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other shareholders. For example, our board of directors will have the authority to issue up to 100,000,000 shares of an additional class or classes of shares, which could include preferred shares. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the other classes of shares without any further vote or action by our shareholders. The issuance of such shares may delay or prevent a change of control transaction. As a result, the market price of the ADSs and the voting and other rights of our shareholders may be adversely affected. An issuance of other classes of shares may result in the loss of voting control to other shareholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

●	only one of our three classes of directors will be elected each year; and
●	the notice of any meeting at which a resolution to remove a director shall be proposed or voted upon must contain a statement of the intention to remove that director and such notice must be served on that director not less than ten (10) calendar days before the meeting.

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

The trading price of the ADSs may continue to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in “Item 3. Key Information––D. Risk Factors” section and elsewhere in this annual report, these factors include:

●	the commencement, enrollment or results of our planned and future clinical trials;

●	positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
●	the loss of any of our key scientific or management personnel;
●	regulatory or legal developments in the United States, China and other countries;
●	the success of competitive products or technologies;
●	adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;
●	changes or developments in laws or regulations applicable to our product candidates and preclinical program;
●	changes in the structure of healthcare payment systems;
●	changes to our relationships with collaborators, manufacturers or suppliers;
●	concerns regarding the safety of our product candidates or CAR-T cells in general;
●	announcements concerning our competitors or the pharmaceutical industry in general;
●	actual or anticipated fluctuations in our operating results;
●	changes in financial estimates or recommendations by securities analysts;
●	potential acquisitions, financing, collaborations or other corporate transactions;
●	the results of our efforts to discover, develop, acquire or in-license additional product candidates;
●	the trading volume of the ADSs on Nasdaq;
●	sales of the ADSs or ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
●	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or China, such as recent events associated with Silicon Valley Bank and the aftermath thereof;
●	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;
●	investors’ general perception of us and our business; and
●	other events and factors, many of which are beyond our control.

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

Pursuant to Section 404, we are required to furnish a report by our senior management on our internal controls over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal controls over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, we have been engaged in a process to document and evaluate our internal controls over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal controls over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal controls over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal controls over financial reporting is effective as required by Section 404.

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

Neither the Company nor its subsidiaries own any equity interest or direct foreign investment in Shanghai Gracell Biotech, or the variable interest entity, or the VIE, Gracell Bioscience, and the VIE’s subsidiary, Suzhou Gracell Biotechnologies Co., Ltd., or Suzhou Gracell Biotech. Instead, the Company relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE’s nominee shareholders, which allow the Company to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, the Company is considered the primary beneficiary of the VIE and the VIE’s subsidiary for accounting purposes and is able to consolidate the financial results of the VIE and VIE’s subsidiary in the consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to the variable interest entity structure, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with The VIE and its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

On January 8, 2021, the ADSs representing our ordinary shares commenced trading on Nasdaq under the symbol “GRCL.” We raised from our initial public offering US$220.2 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. We entered into a sales agreement in April 2022 pursuant to which we may, but are not obligated to, sell ADSs under an at-the-market financing program, for a potential amount of up to US$50.0 million. The program is not yet effective and we have not sold any ADSs under the program.

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

Despite the vast potential of CAR-T cell therapies, significant unmet medical needs remain for both autologous and allogeneic approaches. Autologous cell therapies are highly personalized, making the manufacturing process time-consuming, complex, costly and difficult to scale. It is also challenging to generate sufficient high-quality T cells as T cells of patients are often compromised from earlier lines of cancer treatment. Unlike autologous therapies that derive cells from patients, allogeneic therapies, including those intended for use off-the-shelf, derive cells from healthy donors but require modifications to reduce or eliminate host versus graft rejection, or HvG, where a patient’s immune cells recognize infused non-HLA-matched donor cells as foreign and reject them, and GvHD. Additionally, despite progress in treating hematologic malignancies, CAR-T cell therapies have had little success with treating solid tumors, primarily as a result of CAR-T cells’ limited ability to penetrate and persist in solid tumors.

We aim to develop next-generation, transformational CAR-T cell therapies to broaden the use of this potent treatment modality across a wide range of disease indications in hematological malignancies, solid tumors and beyond.

Our pioneering platforms, FasTCAR and TruUCAR, are designed to provide significant advantages as highlighted below:

●	FasTCAR. With FasTCAR, we are able to deliver younger, less exhausted T cells for autologous cell therapies with enhanced activities and next-day manufacturing versus the industry norm of one to six weeks. FasTCAR is designed to address the most pressing challenges associated with autologous therapies, such as lengthy manufacturing time, suboptimal cell quality, high therapy cost and poor T cell fitness. We transform the three primary production steps—activation, transduction and expansion—into a single “concurrent activation-transduction” step. This is achieved by utilizing XLenti vectors derived from lentivirus to concurrently activate and transduce resting T cells and enable them to stably express one or more CARs and proliferate actively in vivo . In addition, FasTCAR manufactured CAR-T cells are younger, less exhausted and show enhanced proliferation, tissue migration and tumor cell clearance activities as demonstrated in preclinical studies, eliminating the need for the ex vivo expansion phase in the conventional process. This streamlined process significantly shortens the production time from an industry norm of one to six weeks and achieves next-day manufacturing. Shorter manufacturing time is of particular importance to increasing the widespread utility of CAR-T cell therapies, particularly in the case of rapidly progressing cancers. We established fully-closed capability designed to produce FasTCAR product candidates while reducing the risk of contamination and optimizing cost-efficiency. Our significantly shorter manufacturing time and highly efficient manufacturing process may result in meaningful cost savings, increasing the accessibility of cell therapies for cancer patients. We are developing our lead autologous product candidate, GC012F, on our FasTCAR platform.

●	TruUCAR. With TruUCAR, we are able to derive T cells from non-HLA-matched healthy donors to generate allogeneic CAR-T cell therapies that are readily available off-the-shelf at lower cost for a broad patient base, including those less suitable for autologous CAR-T cell therapies. As with FasTCAR, TruUCAR uses a lentivirus to deliver its CAR. TruUCAR has several key design differences when compared to conventional allogeneic CAR-T approaches. TruUCAR is designed to specifically target a patient’s T cells and natural killer, or NK, cells that would otherwise be directed against the foreign, or allogeneic, cells resulting in rejection by the patients. This feature allows our allogeneic cell therapies to expand in the patient without the need for combination treatment with immunosuppressive agents like anti-CD52 antibodies that may leave a patient at increased risk for infection. TruUCAR is designed to avoid HvG and GvHD, severe adverse events of allogeneic CAR-T cell therapies, and rapidly eliminate cancer cells. As a result, TruUCAR’s approach has the potential to significantly reduce the cost and length of treatment by achieving fast remission and avoiding anti-CD52 treatment and potentially HSCT. We believe that TruUCAR could potentially result in meaningful cost savings, further increasing the accessibility of cell therapies for cancer patients. We are developing our allogeneic product candidates, GC027 and GC502, as well as multiple allogeneic pipeline candidates based on our TruUCAR platform.

In addition, we have a suite of technology modules, Dual CAR and SMART CARTTM, that can be leveraged with FasTCAR and TruUCAR to generate CAR-T cell therapies. Dual CAR enables the CAR-T cells to target two antigens and has the potential to control relapse by reducing the likelihood of antigen escape and to reduce rejection of the CAR-T cells by patients treated with TruUCAR-enabled allogeneic CAR-T cell therapies. SMART CARTTM is designed to strengthen the functionality of CAR-T cells to combat solid tumors, and aims to overcome TME. SMART CARTTM includes signaling mechanism of inhibitory TME molecule to enhance expansion and persistence and to reduce the exhaustion of CAR T cells. We believe this design has the potential to reverse and turn immunosuppressive signals of TME into stimulatory reactions of CAR-T cells. SMART CARTTM technology can be applied to many targets for the treatment of solid tumors. Additionally, with donor-derived CAR technique, we are developing an allogeneic CAR-T cell therapy program using T cells from HLA-matched donors to minimize risk of GvHD as well as HvG without gene editing.

Leveraging our pioneering platforms, technology modules, know-how and experience, we are developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates that we believe will unlock the long-held promise of CAR-T cell therapies for a broad range of patients with advanced hematologic malignancies and solid tumors. Our clinical development strategy is built on the robust pre-IND investigator-initiated trial programs that we have established in partnership with top-tier hospitals in China. We engineer, produce and provide CAR-T cells to the principal investigators at those hospitals for administration in patients. The principal investigators agree to provide us results and findings generated from the investigator-initiated trials. We do not have direct access to the raw data or underlying data points from these studies. The availability of early safety and efficacy data for our pipeline candidates allows us to determine and de-risk our portfolio strategy in early stages of development. In addition, we may be able to utilize certain parts of data for future filings and submissions to regulatory agencies. There is no guarantee that this strategy will be successful or will speed up the development of our product candidates. We have generated all our product candidates internally. We believe the pre-IND IIT programs will help provide insights on product candidates that are critical to the further clinical development,

The pipeline diagram below presents our most clinically advanced product candidates that we have either submitted IND or received IND approval to commence clinical trials in China or the United States.

1.

We intend to use the clinical data generated from the investigator-initiated trials in China (China IITs) in our IND filings to FDA and NMPA; however, we make no guarantee that such data will be accepted by the FDA and/or the NMPA.

2.	Phase 3 may not be required if Phase 2 is registrational

R/R MM = relapsed and/or refractory multiple myeloma, B-ALL = B cell acute lymphoblastic leukemia

Additionally, we have generated a suite of product candidates that are being studied in investigator-initiated trials in China as presented in the pipeline diagram below.

1.	We intend to use the clinical data generated from the investigator-initiated trials in China (China IITs) in our IND filings to FDA and NMPA; however, we make no guarantee that such data will be accepted by the FDA and/or the NMPA.
2.	Phase 3 may not be required if Phase 2 is registrational

Newly Diagnosed MM = newly-diagnosed multiple myeloma, B-NHL = B cell non-Hodgkin’s lymphoma, B-ALL = B cell acute lymphoblastic leukemia, T-ALL = T cell acute lymphoblastic leukemia

Our clinical-staged product candidates include:

●	GC012F. GC012F is a FasTCAR-enabled dual BCMA- and CD19-directed autologous CAR-T product candidate being studied in investigator-initiated Phase 1 trials across multiple centers in China, for two indications, MM and B-NHL. Data was presented at EHA 2022 where 29 r/r MM patients had been enrolled and treated. 90% (26/29) patients were high risk based on mSMART 3.0 criteria and patients had received a median of five prior lines of therapy. At the data cutoff of June 8, 2022, the 29 patients had been evaluated for response with a median follow-up duration of 11 months, ranging from 4.9 to 34.5 months. The response rate at different dose levels was 100% (2/2) in DL1, 80% (8/10) in DL2, and 100% (17/17) in DL3. All patients 100% (29/29) achieved minimal residual disease (MRD) negativity. 75.9% (22/29) of all patients treated achieved MRD- sCR. The safety profile of GC012F was consistent with previous findings with mostly low grade of cytokine release syndrome (CRS). 93% (27/29) of events were Grade 0-2 and 7% (2/29) of events were Grade 3. No Grade 4 or 5 CRS, and not any Grade of immune effector cell-associated neurotoxicity syndrome (ICANS) were observed. The first clinical data of our ongoing Phase 1 IIT study in China which enrolled 16 newly diagnosed, transplant-eligible, high-risk multiple myeloma (NDMM) patients was presented at ASH 2022. All patients had multiple high-risk features. As of the October 14, 2022 data cutoff date, the clinical data indicated 100% ORR and 100% MRD negativity in the 16 NDMM patients treated. 14 of 16 patients, or 87.5% of patients, achieved MRD-sCR. The median follow-up time was 8.0 months, with a range of 1.3 to 15.4 months post infusion. 12 patients, or 75%, did not experience CRS of any grade. Three patients, or 19%, experienced Grade 1 CRS and one patient, or 6%, experienced Grade 2 CRS. No Grade 3, 4 or 5 CRS was observed. No patient developed ICANS of any grade. Early results of the first-in-human phase 1 IIT in China evaluating the safety and tolerability of GC012F in B-NHL patients were presented at EHA 2022. Three patients who had received a median of two prior lines of therapy were enrolled, all of which presented with bulky disease. As of the February 22, 2022 data cutoff date, the enrolled patients had received one single infusion of GC012F at three different doses of 3.7x10[4] cells/kg and 2-3x10[5] cells/kg. All three patients had achieved a complete response (CR) confirmed by PET- CT at day 28 after GC012F infusion. At 3-month follow-up, both of the two assessable patients had ongoing response. No dose-limiting toxicities were observed and no ICANS were observed. CRS presented as Grade 1 in two patients and Grade 3 in one patient (duration of two days) with no Grade 4 or 5 events. We have obtained IND approval from the FDA to study GC012F in r/r MM and plan to initiate a Phase 1b/2 clinical trial in the second quarter of 2023 in the U.S. to further evaluate GC012F in r/r MM patients. Concurrently, we have obtained IND clearance from the China NMPA to study GC012F in r/r MM and plan to initiate a Phase 1/2 clinical trial in the third quarter of 2023 in China.
●	GC019F. GC019F is a FasTCAR-enabled CD19-directed autologous CAR-T product candidate that has been studied for the treatment of adult B-ALL in an investigator-initiated Phase 1 trial across multiple centers in China. We have obtained IND approval from the NMPA to study GC019F in adult B-ALL and have initiated the Phase 1 trial for GC019F in r/r B-ALL.
●	GC502. GC502 is a TruUCAR-enabled dual CD19- and CD7-directed, off-the-shelf allogeneic CAR-T product candidate being studied for the treatment of B-cell malignancies in an ongoing investigator-initiated Phase 1 trial in China. GC502 is manufactured using T cells from non-HLA matched healthy donors. An enhancer molecule is embedded in the basic construct of TruUCAR to enhance proliferation of TruUCAR T cells. Optimized for CD19/CD7 dual CAR functionality and in vivo durability, GC502 has demonstrated robust anti-tumor efficacy with promising potential to suppress HvG rejection in preclinical models. Early results of the first-in-human phase 1 IIT in China evaluating the safety and tolerability of GC502 in B-ALL patients were presented at EHA 2022. As of the February 2022 data cutoff date, four B-ALL patients were enrolled and treated. Three out of four patient achieved MRD- CR or CRi. Cytokine release syndrome (CRS) presented as Grade 2 and Grade 3 with no Grade 4 or 5 events. No patient developed ICANS or acute GvHD.
●	GC027. GC027 is a TruUCAR-enabled CD7-directed allogeneic CAR-T product candidate being studied for the treatment of adult T-ALL in an investigator-initiated Phase 1 trial across multiple centers in China. As of the February 2021 data cutoff date, six adult r/r T-ALL patients were enrolled and treated on study. All six patients enrolled had relapsed from, or were refractory to, their prior line of therapy. All six evaluable patients achieved a CR or CRi, resulting in all patients obtaining a response, including five patients, or 83%, achieving MRD-CR on Day 28 after treatment. CRS was observed in all patients and was resolved with treatment. No patient developed ICANS or acute GvHD.

●	GC007g. GC007g is a donor-derived CD19-directed allogeneic CAR-T cell therapy that is being studied for the treatment of r/r B-ALL in a Phase 2 trial, where CAR-T cells were manufactured using T cells from an HLA-matched healthy donor. We have obtained IND approval from the NMPA to study GC007g in B-ALL and were granted approval from the NMPA on December 24, 2020 for a seamless Phase 1/2 registrational trial. Following completion of the Phase 1 portion, we have announced the dosing of the first patient in October 2022, in the Phase 2 portion of the registrational Phase1/2 trial.
●	GC503. GC503 is a SMART CARTTM cell therapy candidate that targets mesothelin. It is being evaluated for the treatment of mesothelin-positive solid tumors in a China IIT.

In addition to our clinical-stage product candidates, we have a broad portfolio of earlier stage product candidates targeting various cancer indications, such as hematologic malignancies and solid tumors.

CAR-T cell manufacturing is a critical component of our clinical development and future commercialization, as CAR-T cell therapies are complex and, in the case of autologous therapies, highly personalized. We control our manufacturing in China mainly through our good manufacturing practices, or GMP, compliant manufacturing facility in Suzhou and also through our Shanghai process development center for preclinical and clinical engineering runs, making us self-sufficient in the production of CAR-T cells for preclinical and clinical development as well as early stage commercialization. We established fully-closed capability in our Suzhou facility and Shanghai process development center, which are designed to produce FasTCAR product candidates while reducing contamination risks and optimizing cost-efficiency. We believe these advantages allow us to substantially reduce manufacturing costs, improve productivity and scale up our production in a cost-efficient manner. Our Shanghai process development center supports high-quality engineering runs for IND preparations.

We are led by an experienced management team with an unwavering commitment to developing next generation cell and gene therapies. Our Founder and Chief Executive Officer, Dr. William Wei Cao, Ph.D., B.M., has over 30 years of research and development experience in the biotechnology industry and previously co-founded and served as chief executive officer and executive board member of Cellular Biomedicine Group, Inc., a cell therapy company. Prior to that, Dr. Cao held research positions at Harvard Medical School and Stanford University Medical Center, as well as senior roles at Chiron (Novartis and Bayer) and Affymetrix (ThermoFisher). Our Chief Medical Officer, Dr. Wendy Li, M.D., has over 20 years of experience leading all critical aspects of clinical and medical operations at early-stage and large pharmaceutical organizations in the U.S. and China. Her expertise spans both clinical development and medical affairs, including leading early- and late-stage clinical trials for several therapeutic candidates for the treatment of hematological malignancies and solid tumors, and overseeing over 30 successful Investigational New Drug applications (INDs), New Drug Applications (NDAs) and Biologics License Applications (BLAs) that led to several multi-billion-dollar blockbuster drugs. Prior to joining Gracell, Dr. Li served as CMO of EXUMA Biotech, where she provided strategic medical and clinical leadership for the advancement of its cell therapy pipeline in the U.S. and Asia. She has also held clinical development and medical affairs leadership positions at Pfizer, Sanofi, Genentech, and Sihuan Pharmaceutical. Our Chief Financial Officer, Dr. Yili Kevin Xie, Ph.D., has over 20 years of experience in healthcare industry and healthcare investment and held various leadership and management positions at Fosun Group, Locust Walk Capital, Scopia Capital, and Great Point Partners. Dr. Xie serves on the board of Humanigen Inc. (Nasdaq: HGEN). Our Chief Business Officer, Dr. Samuel Zhang has over 20 years of industry experience, covering the entire drug development spectrum, and the expertise to integrate key scientific, commercial, and clinical/regulatory perspectives to facilitate strategic business decisions including business development transactions. Dr. Zhang has a long history and broad exposure of deal making at large pharm and small biotech. Prior to joining Gracell, Dr. Zhang served as Chief Business Officer at Rockville, Maryland-based NeoImmuneTech, another publicly traded biotech company, from 2019 to 2022. While there, he defined the company’s overall business strategy with his cross-functional leadership and oversaw business development including deal initiation, deal execution, and alliance management. He has also held various management positions at Novartis, Pfizer, Bristol-Myers Squibb (BMS), and Eli Lilly, responsible for product and portfolio strategies, business development, global and U.S. product launches, and global medical strategy.

Our Proprietary Technologies

With FasTCAR, we are able to deliver younger, less exhausted T cells for autologous cell therapies with enhanced activities and next-day manufacturing versus the industry norm of one to six weeks. With TruUCAR, we are able to derive T cells from non-HLA-matched healthy donors to generate allogeneic CAR-T cell therapies that are readily available off-the-shelf at lower cost for a broad range of patients, including those less suitable for autologous CAR-T cell therapies. In addition, we have a suite of technology modules including Dual CAR and SMART CARTTM, that can be leveraged with FasTCAR and TruUCAR technology platforms to generate CAR-T cell therapies. Dual CAR enables dual tumor antigen-targeting that can potentially improve efficacy by reducing potential disease relapse possibly caused by antigen escape. With SMART CARTTM, we are able to reverse and turn immunosuppressive signals of tumor microenvironment, or TME, into stimulatory reactions of CAR-T cells to generate less exhausted T cells to combat solid tumors. Additionally, with donor-derived CAR technique, we are developing an allogeneic CAR-T cell therapy program using T cells from HLA-matched donors to minimize risk of GvHD as well as HvG without gene editing.

FasTCAR – Our Autologous CAR-T Platform

FasTCAR is our novel autologous CAR-T platform that tackles the most pressing challenges associated with autologous therapies, such as lengthy manufacturing time, suboptimal cell quality, high therapy cost and poor T cell fitness. In the conventional CAR-T manufacturing process, the first and most essential step is activating a patient’s T cells using CD3 and/or CD28 antibodies. As the next step, activated T cells will be transduced by virus vectors to express one or more CARs. Engineered CAR-T cells will then need to be expanded ex vivo before they can be administered into the human body. As depicted in the figure below, the conventional process can take about one to six weeks. Our ability to revolutionize the autologous CAR-T manufacturing process relies on several proprietary technological innovations, including our system of concurrently activating and transducing T cells in a single step with no extra ex vivo T cell expansion phase and the use of XLenti vectors, our viral vectors with higher transduction efficiency. We developed a proprietary system of concurrently activating and transducing resting T cells using XLenti vectors derived from lentivirus, that are of high-quality and exhibit high gene transduction efficiency. As a result, after transduction, one or more CARs are integrated in the T cell genome and expressed stably. Based on our preclinical studies, these transduced T cells are highly active in proliferation and tumor cell clearance, as shown below, and therefore can be administered into the human body without the need for ex vivo cell expansion. With these innovations, FasTCAR transforms the activation, transduction and expansion steps into a single “concurrent activation-transduction” step, as depicted in the figure below, significantly reducing the autologous CAR-T cell manufacturing time from an industry norm of one to six weeks and achieving next-day manufacturing.

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

FasTCAR T Cells Infiltrate into Bone Marrow Better than Conventional CAR-T Cells

Additionally, we observed that FasTCAR T cells targeting CD19 demonstrated significantly better and more sustained anti-leukemia effects in vivo in a Raji xenograft mouse model, or Raji-Luc, as depicted in the figure below. Immunocompromised mice were implanted intravenously with tumor cells and the tumors were established for seven days before injection with a dose of 5.0x10˄5 total CAR-T cells. FasTCAR T cells targeting CD19 exhibited better and more sustained anti-tumor effects than conventional CAR-T cells at the same dose.

FasTCAR T Cells Exhibit Significantly More Active and Sustained Anti-Tumor Effects than Conventional CAR-T Cells in A B Cell Malignancy Xenograft Mouse Model

The in vivo expansion of FasTCAR T cells targeting CD19 was more robust than conventional CAR-T cells, as depicted in the figure below.

Enhanced Anti-Tumor Activities of FasTCAR T Cells Was, at Least Partly, Attributable to Increased Proliferation Activities of FasTCAR T Cells Observed In Vivo

We believe our autologous CAR-T manufacturing process has the potential to reduce contamination risk, lower manufacturing cost and improve productivity. We established fully-closed capability in our Suzhou and Shanghai facilities, which are designed to produce FasTCAR product candidates while reducing contamination risks and optimizing cost-efficiency. We believe these advantages, coupled with our ability to achieve next-day manufacturing for autologous CAR-T cells, allow us to substantially reduce manufacturing cost, improve productivity and scale up our production in a cost-efficient manner.

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

Mechanism of Action of TruUCAR

CD7 CAR
Targets a patient's T and NK cells to suppress rejection of allogeneic CAR-T cells
CAR2
Tumor antigen CAR targets malignant cells and enables wide applicability for different cancers
Prevent HvG
Tumor lysis
Patient's T cell or NK cell
Cancer cell
TruUCAR
T-Ag KO
Prevent fratricide
Enhancer
TCR KO
Avoid GvHD
Patient's normal tissues

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

TruUCAR T Cells Exhibited Comparable In Vitro Cancer Cell Killing and Better Expansion over Conventional UCAR T Cells

Additionally, TruUCAR T cells targeting CD7 demonstrated better engraftment and anti-leukemia effects in vivo compared to conventional UCAR T cells targeting CD7 in a highly malignant xenograft murine model for T-ALL. As depicted in the figures below, immunocompromised NOG mice were implanted intravenously with 2.0x10˄6 CCRF-CEM leukemia cells and leukemia were established for six days before injection with 1.0x10˄6 CAR-T cells. CCRF-CEM is an aggressive, highly malignant T-ALL cell line. Mice in the control groups all succumbed to death within two weeks post CAR-T infusion. TruUCAR T cells exhibited better and more sustained anti-leukemia effects than conventional UCAR T cells. TruUCAR T cells also demonstrated better in vivo proliferation as well as duration of expansion in the peripheral blood of treated animals, which was correlated with its robust anti-leukemia effects in mouse models.

In Murine Xenograft Model of Human T-ALL, TruUCAR T Cells Demonstrated Better In Vivo Engraftment and Anti-Leukemia Effects Compared to Conventional UCAR T Cells

Technology Enhancements

We also have a suite of proprietary technology modules, Dual CAR and SMART CARTTM, that can be leveraged with FasTCAR and TruUCAR technology platforms to generate CAR-T product candidates.

Dual CAR

Dual CAR is designed to control relapse in patients in FasTCAR by reducing the likelihood of antigen escape and to reduce rejection of the CAR-T cells by patients treated with TruUCAR-enabled allogeneic CAR-T cell therapies. Stimulated by two CARs, dual antigen targeting CAR-T cells have the potential to maintain in vivo longer than single antigen targeting CAR-T cells. The second CAR can be designed to target early lineage cells or progenitors that will ultimately develop into cancer cells. A Dual CAR construct can come in a parallel design, a loop design or a tandem design. The final designs for our dual antigen targeting product candidates are determined through in vivo and in vitro screening. For example, our lead FasTCAR product candidate, GC012F, adopts a loop design.

SMART CARTTM

SMART CART TM is designed to further strengthen the functionality of CAR-T cells and aims to overcome TME. Reversing and turning immunosuppressive signals of TME into stimulatory reactions of CAR-T cells, SMART CARTTM includes altered expression of the receptor and signaling mechanism of an inhibitory TME molecule to increase proliferation and persistence, and to reduce exhaustion of CAR T cells. We can apply SMART CARTTM to many targets for the treatment of solid tumors.

Mechanism of Action of SMART CARTTM

Donor-derived CAR

Donor-derived CAR technique produces allogeneic CAR-T cells based on HLA-matching, offering an alternative CAR-T cell therapy option for patients who are less suitable for autologous CAR-T cell therapies due to various reasons. Autologous CAR-T cells are produced from T cells of patients. Due to repeated radiotherapy and chemotherapy, the survival, proliferation, differentiation, homing and tumor killing ability of T cells in cancer patients are often compromised, thus affecting the quality of autologous CAR-T products. Our donor-derived CAR technique is designed to derive higher quality T cells from healthy donors to manufacture CAR-T cells that demonstrate better tumor cell clearance ability as well as improved response rate and persistence of efficacy. GC007g, enabled by our allogeneic donor-derived CAR, is our most clinically advanced product candidate. We have obtained IND approval from then NMPA to study GC007g in B-ALL and been granted approval from the NMPA for a seamless Phase 1/2 registrational trial. Currently, the Phase 2 study is ongoing in China.

Our Clinical Development

FasTCAR Autologous Product Candidates

GC012F: BCMA-CD19-directed Autologous Dual CAR-T for the Treatment of Multiple Myeloma and B Cell Non-Hodgkin’s Lymphoma

Overview

GC012F, our FasTCAR-enabled autologous dual CAR-T product candidate, is currently being studied in investigator-initiated Phase 1 trials across multiple centers in China, for two indications, MM and B-NHL. The goal of GC012F is to tackle MM by simultaneously targeting both malignant plasma cells expressing BCMA and early progenitor cells expressing CD19. Targeting both antigens in multiple myeloma is designed to drive fast, deep and durable responses in MM patients. This trial commenced in September 2019 and has been sponsored and conducted by principal investigators at specialized hospitals in China. From October 2019 to January 2022, 29 heavily pretreated r/r MM patients were enrolled and treated in the single-arm, open label, multicenter IIT with a single infusion of GC012F at three dose levels: 1x105 cells/kg (DL1), 2x105 cells/kg (DL2), and 3x105 cells/kg (DL3). Data was presented at EHA 2022 where 29 r/r MM patients had been enrolled and treated. 90% (26/29) patients were high risk based on mSMART 3.0 criteria and patients had received a median of five prior lines of therapy. At the data cutoff of June 8, 2022, the 29 patients had been evaluated for response with a median follow-up duration of 11 months, ranging from 4.9 to 34.5 months. The response rate at different dose levels was 100% (2/2) in DL1, 80% (8/10) in DL2, and 100% (17/17) in DL3. All patients 100% (29/29) achieved MRD negativity. 75.9% (22/29) of all patients treated achieved MRD- sCR. The safety profile of GC012F was consistent with previous findings with mostly low grade of cytokine release syndrome (CRS). 93% (27/29) of events were Grade 0-2 and 7% (2/29) of events were Grade 3. No Grade 4 or 5 CRS, and not any Grade of ICANS were observed. The first clinical data of our ongoing Phase 1 IIT study in China which enrolled 16 newly diagnosed, transplant-eligible, high-risk multiple myeloma (NDMM) patients was presented at ASH 2022. All patients had multiple high-risk features. As of the October 14, 2022 data cutoff date, the clinical data indicated 100% ORR and 100% MRD negativity in the 16 NDMM patients treated. 14 of 16 patients, or 87.5% of patients, achieved MRD-sCR. The median follow-up time was 8.0 months, with a range of 1.3 to 15.4 months post infusion. 12 patients, or 75%, did not experience CRS of any grade. Three patients, or 19%, experienced Grade 1 CRS and one patient, or 6%, experienced Grade 2 CRS. No Grade 3, 4 or 5 CRS was observed. No patient developed ICANS of any grade. Early results of the first-in-human phase 1 IIT in China evaluating the safety and tolerability of GC012F in B-NHL patients were presented at EHA2022. Three patients who had received a median of two prior lines of therapy were enrolled, all of which presented with bulky disease. As of the February 22, 2022 data cutoff date, the enrolled patients had received one single infusion of GC012F at three different doses of 3.7x104 cells/kg and 2-3x105 cells/kg. All three patients had achieved a complete response (CR) confirmed by PET- CT at day 28 after GC012F infusion. At 3-month follow-up, both of the two assessable patients had ongoing response. No dose-limiting toxicities were observed and no ICANS were observed. CRS presented as Grade 1 in two patients and Grade 3 in one patient (duration of two days) with no Grade 4 or 5 events. In November 2021, GC012F received an Orphan Drug Designation from the FDA for the treatment of MM. In January and February 2023, the FDA and China NMPA cleared our IND applications for GC012F in r/r MM, respectively.

Background on Multiple Myeloma

Multiple myeloma is the third most common type of blood cancer in the United States, originating from plasma cells, a type of immune cell that is typically responsible for secreting antibodies to fight infection. DNA damage can turn these plasma cells into cancerous cells known as myeloma cells. Often asymptomatic initially, in later stages of the disease patients experience a number of different signs and symptoms that can greatly vary. Multiple myeloma patients may experience severe bone pain, anemia, kidney dysfunction, easy bruising and bleeding and infections as the disease progresses. Myeloma cells produce high levels of single antibodies, resulting in dysfunction of the immune system and kidneys and other organs. Overproduction of abnormal plasma cells are also a hallmark of MM. The underlying cause of the disease is still unknown. In recent years, many advances have been made to treat MM, however, the disease is still considered incurable. Globally, approximately 160,000 patients are diagnosed with MM every year with about 35,730 expected to be diagnosed in the United States in 2023.

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

Background on B Cell Non-Hodgkin’s Lymphoma

Non-Hodgkin’s lymphoma, or NHL, is a group of blood cancers that developed from lymphocytes, most commonly derived from B cells, i.e., B-NHL. Globally, approximately 510,000 patients were diagnosed with NHL in 2018. About 80,550 patients are expected to be diagnosed with NHL in the United States in 2023.

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

As depicted in the figure below, in the GC012F construct, BCMA and CD19 scFv are linked, and joined by a hinge, a transmembrane domain, a co-stimulatory domain and CD3s intracellular domain.

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

GC012F for r/r MM

The study in r/r MM commenced in September 2019 and has been sponsored and conducted by principal investigators at specialized hospitals in China. From October 2019 to January 2022, 29 heavily pretreated r/r MM patients were enrolled and treated in the single-arm, open label, multicenter IIT with a single infusion of GC012F at three dose levels: 1x105 cells/kg (DL1), 2x105 cells/kg (DL2), and 3x105 cells/kg (DL3). 90% (26/29) patients were high risk based on mSMART 3.0 criteria and patients had received a median of five prior lines of therapy. At the data cutoff of June 8, 2022, the 29 patients had been evaluated for response with a median follow-up duration of 11 months, ranging from 4.9 to 34.5 months.

According to study protocol, all patients in this investigator-initiated Phase 1 trial were preconditioned with fludarabine and cyclophosphamide over three days. Following preconditioning, the principal investigators at this trial administered GC012F as single infusion. As of the June 8, 2022 data cutoff date, 29 patients had been enrolled and were evaluable for assessment.

Response Assessment, as of June 8, 2022

Efficacy Results. As of the June 8, 2022 data cutoff date, 27 of 29 patients had responded to therapy, resulting in an ORR of 93.1% of VGPR or better. Response was observed in all dosage levels with the earliest response observed on Day 28 after treatment. The response rate at different dose levels was 100% (2/2) in dose level 1, or DL1, 80% (8/10) in dose level 2, or DL2, and 100% (17/17) in dose level 3, or DL3. All 29 patients achieved MRD-. 22 of 29 patients, or 75.9% of patients, achieved MRD-sCR.

Minimal Residual Disease Assessment at Sensitivity of 10-6, as of June 8, 2022

100% of the 29 patients treated has achieved MRD-. 22 of 29 evaluable patients or 75.9%, had achieved and maintained MRD- sCR, which includes patients heavily pretreated, including by anti-CD38 agents such as daratumumab. Of the overall 29 patients, nine patients were measured by flow cytometry with a sensitivity level of 10-4, and 20 patients were measured by EuroFlow, a standardized procedure designed to measure MRD, with a sensitivity level of 10-6 and at least 1.08x10˄7 cells analyzed. At one month, six months and twelve months after treatment, 18, 13 and 8 patients, respectively, were evaluable for MRD assessment at the sensitivity of 10-6. 17 of 18 evaluable patients, or 94.4%, were MRD- at the sensitivity of 10-6 at one month after treatment at the sensitivity of 10-6. All 13 evaluable patients, or 100%, were MRD- at the sensitivity of 10-6 at six months after treatment. 7 of 8 evaluable patients, or 87.5%, were MRD- at the sensitivity of 10-6 at twelve months after treatment.

Safety Results. As of the June 8, 2022 data cutoff date, 25 out of the 29 patients experienced CRS with mostly low grade. 27 patients, or 93%, experienced Grade 0-2 CRS and two patients, or 7%, experienced Grade 3 CRS. No Grade 4 or Grade 5 CRS was observed. The median time to onset, the first appearance of any symptom, of CRS was six days, with a range from two to ten days. The median duration of CRS was three days, with a range from one to eight days. CRS symptoms were managed with SOC treatment, including tocilizumab and steroids, and resolved in all cases. No patient developed ICANS of any grade. Treatment-emergent adverse events presented predominantly as cytopenias and aspartate transaminase release and were resolved with standard therapy.

Expansion Kinetics. During the observation period, the CAR-T median proliferation peak was reached on Day 10 (Day 7-Day 15), and the median peak copy number was 96,438 (16,011-374,346) copies/μg DNA with long duration of persistence of up to 793 days at time of data cut off.

GC012F for NDMM

The study in NDMM commenced in August 2021 and has been sponsored and conducted by principal investigators at specialized hospitals in China. From August 2021 to July 2022, 16 newly diagnosed, transplant-eligible, high-risk multiple myeloma (NDMM) patients were enrolled and treated in the single-arm, open label IIT. As of the October 14, 2022 data cutoff date, the clinical data indicated 100% ORR and 100% MRD negativity in the 16 NDMM patients treated.

As of the October 14, 2022 data cutoff date, 16 patients had been enrolled and were evaluable for assessment. All patients had multiple high-risk features. Prior to the CAR-T infusion, 14 patients received two cycles of induction therapy of bortezomib, lenalidomide and dexamethasone (VRd), and one patient received one cycle bortezomib, epirubicin, and dexamethasone (PAD) and one cycle VRd prior to the infusion. Following preconditioning with fludarabine and cyclophosphamide, the principal investigators at this trial administered GC012F as single infusion at three dose levels: 1x105 cells/kg (DL1), 2x105 cells/kg (DL2), and 3x105 cells/kg (DL3).

Response Assessment, as of October 14, 2022

Efficacy Results. As of the October 14, 2022 data cutoff date, 16 of 16 patients had responded to therapy, resulting in an ORR of 100.0% of VGPR or better. All 16 patients achieved MRD- at the sensitivity of 10-6. 14 of 16 patients, or 87.5% of patients, achieved MRD-sCR. The median follow-up time was 8.0 months, with a range of 1.3 to 15.4 months post infusion. The median duration of response (DOR) was not reached at data cut off.

Minimal Residual Disease Assessment, as of October 14, 2022

At one month, six months and twelve months after treatment, 13, 8 and 3 patients, respectively, were evaluable for MRD assessment at sensitivity of 10-6. All 13 evaluable patients, or 100%, were MRD- at one month after treatment. All 8 evaluable patients, or 100%, were MRD- at six months after treatment. All 3 evaluable patients, or 100%, were MRD- at twelve months after treatment. All patients were measured by EuroFlow, a standardized procedure designed to measure MRD, with a sensitivity level of 10-6 and at least 1.08x10˄7 cells analyzed.

Safety Results. As of the October 14, 2022 data cutoff date, 12 patients, or 75%, did not experience CRS of any grade. Three patients, or 19%, experienced Grade 1 CRS and one patient, or 6%, experienced Grade 2 CRS. No Grade 3, Grade 4 or Grade 5 CRS was observed. The median time to onset, the first appearance of any symptom, of CRS was six days, with a range from six to seven days. The median duration of CRS was two days, with a range from one to four days. CRS symptoms were managed with SOC treatment, including tocilizumab and steroids, and resolved in all cases. No patient developed ICANS of any grade.

Expansion Kinetics. During the observation period, the CAR-T median proliferation peak was reached on Day 10 (Day 9-Day 14), and the median peak copy number was 63,086 (range: 20,097 – 331,159) copies/μg DNA.

GC012F for B-NHL

The clinical study in B-NHL has been sponsored and conducted by principal investigators at specialized hospitals in China. Three patients who had received a median of two prior lines of therapy were enrolled, all of which presented with bulky disease. As of the February 22, 2022 data cutoff date, the enrolled patients had received one single infusion of GC012F at three different doses of 3.7x104 cells/kg and 2-3x105 cells/kg. All three patients had achieved a complete response (CR) confirmed by PET- CT at day 28 after GC012F infusion. At 3-month follow-up, both of the two assessable patients had ongoing response. No dose-limiting toxicities were observed and no immune effector cell-associated neurotoxicity syndrome (ICANS) were observed. CRS presented as Grade 1 in two patients and Grade 3 in one patient (duration of two days) with no Grade 4 or 5 events.

Efficacy Results. As of the February 22, 2022 data cutoff date, all three patients, or 100% of assessable patients, achieved complete response at one month after treatment. At 3-month follow-up, both of the two assessable patients had ongoing response.

Safety Results. As of the October 14, 2022 data cutoff date, two patients, or 66.7% of the evaluable patients, experienced Grade 1 CRS and one patient, or 33.3% of the evaluable patients, experienced Grade 3 CRS (duration of two days). No Grade 4 or Grade 5 CRS was observed. No dose-limiting toxicities were observed and ICANS were observed.

GC012F Future Clinical Plans

The investigator-initiated Phase 1 trial in r/r MM has demonstrated GC012F’s potential to deliver responses in highly-pretreated late stage MM patients, including high-risk MM patients who have exhausted other therapeutic options. Based on these results generated from this trial by the principal investigators, the program was expanded into earlier lines of therapy. In November 2021, we applied and were granted Orphan Drug Designation from the FDA for the treatment of MM. In January 2023, we obtained IND approval from the FDA to study GC012F in r/r MM. We plan to initiate a Phase 1b/2 clinical trial in the second quarter of 2023 in the U.S. to further evaluate GC012F in r/r MM patients. The Phase 1b portion of the trial is designed to evaluate the safety and tolerability of GC012F in r/r MM patients, determine the recommended dose of GC012F for Phase 2 and characterize the pharmacokinetics of GC012F in r/r MM patients. The Phase 2 portion is intended to evaluate the efficacy of GC012F in r/r MM patients and further characterize the safety of GC012F. In February 2023, we have obtained IND clearance from the China NMPA to study GC012F in r/r MM and plan to initiate a Phase 1/2 clinical trial in the third quarter of 2023 in China.

The investigator-initiated Phase 1 trial in NDMM has demonstrated GC012F’s potential for substantial improvement over currently available therapies for NDMM, one of which shows sCR% of 32.9% and MRD- rate of 54.4%.

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

BCMA-CD19 Dual CAR-T Cells Eliminate MM Progenitors More Effectively than BCMA and CD19 Single CAR-T Cells

GC019F: CD19-directed Autologous CAR-T for the Treatment of Adult B Cell Acute Lymphoblastic Leukemia

Overview

GC019F, our FasTCAR-enabled autologous CAR-T product candidate, has been studied in a completed investigator-initiated Phase 1 trial in China, for the treatment of r/r B-ALL. This trial was sponsored and conducted by principal investigators at specialized hospitals in China. We have obtained IND approval from the NMPA to study GC019F in B-ALL. We have reduced the spending on GC019F clinical activities, as we prioritized the development of FasTCAR-enabled dual-targeting programs such as GC012F.

Background on B Cell Acute Lymphoblastic Leukemia

Acute lymphoblastic leukemia, or ALL, is characterized by the proliferation of immature lymphocytes in the bone marrow. Symptoms may include fatigue, pale skin, fever, easy bleeding or bruising, enlarged lymph nodes and bone pain. ALL progresses rapidly and, if left untreated, is generally fatal within weeks or months. ALL can involve either the T lymphocytes, referred to as T-ALL, or the B lymphocytes, referred to as B-ALL. B-ALL occurs mainly in children and adolescents, with two-thirds of affected patients being male. A second peak incidence occurs later in life, among people over 40 years of age. SOC treatment for B-ALL includes chemotherapy, radiation therapy and stem cell transplantation. Globally, approximately 64,000 patients are diagnosed with ALL every year with over approximately 6,540 expected to be diagnosed in the United States in 2023. B-ALL accounts for 75% of ALL diagnoses in adults.

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

TruUCAR Off-the-Shelf Allogeneic Product Candidates

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

Ongoing Investigator-initiated Phase 1 Trial and GC502 Future Clinical Plans

GC502 is being studied in an investigator-initiated Phase 1 trial in China, for the treatment of r/r B-ALL. The primary endpoint of this first-in-human, single-arm and open-label trial is safety. The secondary endpoint is efficacy, as determined by clinical response, such as ORR.

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

As of the February 22, 2022 data cutoff date, all four patients had received a single dose of GC502, including one patient at dose level 1 (DL1) 1.0x107 cells/kg and three patients at dose level 2 (DL2) 1.5x107 cells/kg. Patients received a Flu/Cy based lymphodepletion regimen prior to treatment with GC502.

Efficacy Results. As of the February 22, 2022 data cutoff date, three out of four patients achieved minimal residual disease negative complete response or complete response with incomplete count recovery (MRD-CR/CRi), and one patient achieved a partial response at month one and subsequently received allogeneic hematopoietic stem-cell transplantation (allo-HSCT) on day 39.

Response Assessment, as of February 2022

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

CD19 CAR Activities of GC502 and TCR Intact CD19 CAR were Compared in a Raji-based Murine Xenograft Model

GC027: CD7-directed Allogeneic CAR-T for the Treatment of Adult T Cell Acute Lymphoblastic Leukemia

Overview

GC027, our TruUCAR-enabled allogeneic CAR-T product candidate, has been studied in an investigator-initiated Phase 1 trial across multiple centers in China, for the treatment of adult T-ALL. This trial has been sponsored and conducted by principal investigators at specialized hospitals in China. As of the February 4, 2021 data cutoff date, six adult r/r T-ALL patients were enrolled and treated on study. All six evaluable patients achieved a CR or CRi, resulting in an ORR of 100%, including five patients, or 83%, achieving MRD- CR on Day 28 after treatment. At 6 months after treatment, three out of these five patients, or 60%, had maintained MRD- CR. After 18.5 months of follow up for the initial patients treated, one patient continued to be MRD- CR at 16.8 months. One patient maintained MRD- CR until month 9 and one patient with primary refractory disease maintained his MRD- CR status until month 7. One additional patient treated presented initially with a high tumor burden and extensive extramedullary disease. After treatment with GC027 and as confirmed by PET CT scan, all extramedullary lesions in this patient resolved and this patient achieved MRD- CR at Day 28. All CRS observed were managed with standard of care including tocilizumab. No patient developed ICANS or aGvHD.

Background on T Cell Malignancies and T Cell Acute Lymphoblastic Leukemia

T cell malignancies are a group of cancers involving T lymphocytes, including acute T cell lymphoblastic leukemia or T-ALL. The symptoms of T-ALL are similar to B-ALL, including fatigue, pallor, fever, easy bleeding or bruising, enlarged lymph nodes and bone pain. SOC treatment for T-ALL includes chemotherapy, radiation therapy and stem cell transplantation. Patients with T cell malignancies usually have high relapse and mortality rates. Due to shared common surface antigen and potential contamination by malignant cells, development of CAR-T cell therapies is lagged behind. In addition, no new therapies have been approved for the treatment of T-ALL since the approval of Nelarabine (marketed by GlaxoSmithKline) by the FDA in 2005. Globally, approximately 64,000 patients are diagnosed with ALL every year with over approximately 6,540 expected to be diagnosed in the United States in 2023. T-ALL accounts for approximately 25% of ALL diagnoses in adults.

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

This trial has been sponsored and conducted by principal investigators at specialized hospitals in China. As of the February 4, 2021 data cutoff date, six adult r/r T-ALL patients had been enrolled, including one T-ALL patient with extensive extramedullary disease. Patients in this trial had failed a median of six prior lines of therapy. All patients enrolled had relapsed from, or were refractory to, their prior line of therapy. According to study protocol, all patients in this trial were preconditioned with a lymphodepleting regimen with a fludarabine and cyclophosphamide backbone. Following preconditioning, the principal investigators administered all patients with a single infusion of GC027, including two patients at dosage level 1, or DL1 (0.6x107 CAR+ cells/kg), three patients at dosage level 2, or DL2 (1.0x107 CAR+ cells/kg) and one patient at dosage level 3, or DL3 (1.5x107 CAR+ cells/kg). As of the February 4, 2021 data cutoff date, all six patients were evaluable for safety and efficacy assessment.

Response, Duration of Remission and Adverse Events, as of February 2021

Efficacy Results. As of the February 4, 2021 data cutoff date, all six evaluable patients achieved a CR or CRi, representing an ORR of 100%, including five patients, or 83%, achieving MRD- CR on Day 28 after treatment. At 6 months after treatment, three out of these five patients, or 60%, had maintained MRD- CR. After 18.5 months of follow up for the initial patients treated, one patient continued to be MRD- CR at 16.8 months. One patient maintained MRD- CR until month 9 and one patient with primary refractory disease maintained his MRD- CR status until month 7. One additional patient treated presented initially with a high tumor burden and extensive extramedullary disease. After treatment with GC027 and as confirmed by PET CT scan, all extramedullary lesions in this patient resolved and this patient achieved MRD- CR at Day 28.

Safety Results. As of the February 4, 2021 data cutoff date, all six evaluable patients tolerated their dose levels. All six patients experienced Grade 3 or Grade 4 CRS. CRS symptoms were managed with standard of care including tocilizumab and ruxolitinib and resolved after treatment and best supportive care. No ICANS or aGvHD were observed.

Expansion Kinetics. The peripheral blood of six patients enrolled as of the February 2021 data cutoff date was analyzed by flow cytometry, or FCM, a technique used to detect and measure characteristics of a population of cells or particles, and quantitative polymerase chain reaction, or qPCR, a laboratory technique of molecular biology based on the polymerase chain reaction.

			Peak TruUCAR	Peak TruUCAR
Patient #	Tumor Burden	Dose Level	cells/ul blood	copies/ug DNA
Patient 1	38.20%	3	9,716	872,170
Patient 3	4%	2	69	308,303
Patient 4	80.2%	2	0.06	205,963
Patient 5	6.7%	2	613.44	98,460
Patient 2	45.84%	1	2,179	1,241,762
Patient 6	6.57%	1	648.26	525,508

Expansion Kinetics Measured by Flow Cytometry (FCM)

Expansion Kinetics Measured by qPRC

Donor-derived Allogeneic Product Candidate

GC007g: CD19-directed Allogeneic CAR-T for the Treatment of B Cell Acute Lymphoblastic Leukemia

Overview

GC007g, our donor-derived allogeneic CAR-T product candidate, has been studied in a completed investigator-initiated Phase 1 trial across multiple centers in China, for the treatment of B-ALL patients who relapsed after receiving allogeneic stem cell transplantation. We submitted the interim results and the relevant underlying data collected by the principal investigators as of the June 17, 2019 data cutoff date from this trial to the CDE as part of our IND application for GC007g. This trial was sponsored and conducted by principal investigators at specialized hospitals in China. As of the June 17, 2019 data cutoff date, 14 patients were enrolled and treated. 11 of 13 evaluable patients achieved a CR, resulting in an ORR of 84.6%, including ten patients, or 76.9%, achieving an MRD- CR on Day 28 after treatment. CRS and neurotoxicity observed were managed and resolved after treatment and supportive care, except for one early withdrawal due to CRS.

We obtained IND approval from the NMPA for GC007g in B-ALL, and were granted approval from the NMPA on December 24, 2020 for a seamless Phase 1/2 registrational trial. Following completion of the Phase 1 portion, we have announced the dosing of the first patient in October 2022, in the Phase 2 portion of the registrational Phase 1/2 trial.

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

We submitted interim results as of the June 17, 2019 data cutoff date that we obtained from the principal investigators at this investigator-initiated Phase 1 trial to the CDE as part of our IND application for GC007g. This trial was sponsored and conducted by principal investigators at specialized hospitals in China. As of the June 17, 2019 data cutoff date, 14 patients had been enrolled. Patients enrolled in the trial had r/r B-ALL and had relapsed after receiving allogeneic stem cell transplantation as the last line of therapy. The study protocol varied across sites, allowing us to explore multiple treatment protocols within a single trial. The study protocol was standardized to the extent possible across sites; however, some variation in methodologies may have occurred due to the flexible nature of this first-in-human study. According to study protocol, patients were preconditioned with fludarabine and cyclophosphamide. Following preconditioning, the principal investigators administered all patients with a single infusion of GC007g including three patients at dosage level 1, or DL1 (1.0x105 CAR+ cells/kg), nine patients at dosage level 2, or DL2 (2.0x106 CAR+ cells/kg) and two patients at dosage level 3, or DL3 (4.2x106 CAR+ cells/kg). As of the June 17, 2019 data cutoff date, all 14 patients were evaluable for safety assessment and 13 patients were evaluable for efficacy assessment. One patient withdrew on Day 8 after treatment due to severe CRS accompanied with infection and the patient failed to receive the efficacy evaluation before such withdrawal.

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

Efficacy Results by Dosage, as of June 2019

Efficacy	DL1 (n=3)	DL2 (n=9)	DL3 (n=1)	Overall (n=13)
ORR (Day 28)	3 (100%)	7 (77.8%)	1 (100%)	11 (84.6%)
MRD (Day 28)	3 (100%)	6 (66.7%)	1 (100%)	10 (76.9%)

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

GC007g Future Clinical Plans

We obtained the IND approval from the NMPA for GC007g in B-ALL, and were granted approval from the NMPA on December 24, 2020 for a seamless Phase 1/2 registrational trial. Following completion of the Phase 1 portion, we have announced the dosing of the first patient in October 2022, in the Phase 2 portion of the registrational Phase 1/2 trial.

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

SMART CARTTM Product Candidate

GC503: Mesothelin-directed CAR-T for the Treatment of Mesothelin-positive Solid Tumors

Overview

GC503, our first SMART CARTTM CAR-T product candidate, is being studied in an ongoing investigator-initiated Phase 1 trial in China, for the treatment of mesothelin-positive solid tumors. We have dosed the first patient in this study in 2022.

Early Pipeline and Potential Additional Programs

While we have leveraged our technology platforms to currently pursue the development of CAR-T cell product candidates targeting MM, B-NHL, B-ALL, T-ALL and solid tumors, we believe our technology platforms have broad applicability across a wide array of cell therapeutic modalities and diseases. We are developing a broad portfolio of preclinical programs beyond our current clinical pipeline.

Encouraged by the therapeutic potential demonstrated by GC012F and the FasTCAR platform, we are developing additional FasTCAR and dual-targeting product candidates, including:

●	GC509. GC509 is a dual-targeting CAR-T product candidate leveraging the FasTCAR next-day manufacturing technology, for the treatment of acute myeloid leukemia (AML).

A significant portion of cancer patients cannot benefit from autologous CAR-T cell therapies due to medical reasons or product quality issues. To address these unmet needs, we are currently evaluating the TruUCAR-enabled preclinical programs, including:

●	GC508. GC508 is an allogeneic CAR-T product candidate for the treatment of r/r MM. While autologous CAR-T cell therapies for MM have achieved significant success, there are still more than 10% of the MM patient population who are not suitable for autologous CAR-T cell therapy. We are developing this program with additional modifications designed to produce TruUCAR T cells that are more potent and capable to deliver safer and more durable responses.

Additionally, while CAR-T therapy has been demonstrating promising efficacy for hematological malignancies, solid tumors remain a challenge for CAR-T as the immunosuppressive TME impacts T-cell activation and survival. With a construct to take advantage of the TME to combat solid tumors, SMART CARTTM is designed to enhance CAR-T cell proliferation and duration of killing, and to resist exhaustion with improved persistence of CAR-T cells. We plan to advance the following SMART CARTTM -enabled preclinical program:

●	GC506. GC506 is SMART CARTTM -enabled CAR-T therapy targeting Claudin 18.2 for the treatment of Claudin 18.2-positive solid tumors. We plan to initiate an investigator-initiated Phase 1 study in China on GC506 in 2023.

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

Our CAR-T Manufacturing Capacity and Strategy

We have established state-of-the-art development centers and GMP facility, including over 45,500 square feet Shanghai R&D center, over 14,900 square feet Shanghai process development center, and over 66,000 square feet Suzhou GMP facility. We control our manufacturing through our GMP compliant manufacturing facility in Suzhou and process development center in Shanghai with high productivity. We have also completed a large number of engineering runs for IND preparation in our Shanghai process development center, achieving high product quality and good process robustness. We have produced hundreds of samples for our product candidates to be used with patients in the ongoing investigator-initiated and IND Phase 1 and 2 trials in China.

Our Suzhou facility and Shanghai process development center established fully-closed capability designed to produce FasTCAR product candidates while reducing contamination risks and optimizing cost-efficiency. We believe these advantages, coupled with our ability to achieve next-day manufacturing for autologous CAR-T cells, allow us to substantially reduce manufacturing cost, improve productivity and scale up our production in a cost-efficient manner. We have the capacity to support our preclinical and clinical development and early commercialization with our GMP facility and process development center in China. We have also expanded our manufacturing capabilities to the United States to enable a local supply of high-quality novel cell therapies, including through collaborations with contract development and manufacturing organizations in the U.S. See below for more details regarding our agreement with Lonza Houston, Inc, or Lonza, for clinical manufacturing of our FasTCAR-enabled CAR-T cell product candidates in the U.S.

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

As of March 31, 2023, we owned one patent application in the PRC, one patent application in Hong Kong, one patent application in the U.S., one patent application in Canada, one patent application in Israel, one patent application in Australia, one patent application in Europe, one patent application in Singapore, one patent application in South Korea, one patent application in Japan and one patent application in Taiwan directed to composition-of-matter coverage, manufacture and methods of use of our FasTCAR technology platform. These patent applications also relate to the manufacture of our product candidates, GC012F and GC019F. For our TruUCAR technology platform, as of March 31, 2023, owned one patent application in the PRC, one patent application in Hong Kong, one patent application in the U.S., one patent application in Canada, one patent application in Israel, one patent application in Australia, one patent application in Europe, one patent application in Singapore, one patent application in South Korea, one patent application in Japan and one patent application in Taiwan, all of which are directed to composition-of-matter coverage, manufacture and methods of use of our TruUCAR technology platform These patent applications are directed to composition of matter coverage and method of use of our product candidates, GC027 and GC502. For our SMART CART™ proprietary technology module, as of March 31, 2023, we owned one patent application in the PRC, which is directed to composition-of-matter coverage, manufacture and methods of use of our SMART CART™ proprietary technology module

Additionally, for our GC012F product candidate, as of March 31, 2023, we owned one patent application in the PRC, one patent application in Canada, one patent application in the U.S., one patent application in Israel, one patent application in Australia, one patent application in Europe, one patent application in Singapore, one patent application in Korea, one patent application in Japan and one patent application in Hong Kong, all of which are directed to composition-of-matter coverage, manufacture and methods of use. For our GC019F and GC007g product candidates, as of March 31, 2023, we owned one issued invention patent in the PRC directed to composition-of-matter coverage of these product candidates. We have additionally applied for patents, and expect to file additional patent applications in support of current and new product candidates and technologies. Our commercial success will depend in part on obtaining and maintaining patent, trade secret and other intellectual property protection for our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending such intellectual property rights against third-party challenges and operating without infringing, misappropriating or violating the intellection property rights of others. Furthermore, our ability to develop and commercialize our product candidates, including GC012F, GC502 and GC027, in certain jurisdictions will depend on our ability to acquire or license intellectual property owned by third parties. In addition, our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property rights that cover these activities.

Our License Agreements with ProMab

In November 2017, we entered into an Amended and Restated No. 1 to Exclusive License Agreement with Sublicensing Terms with ProMab Biotechnologies, Inc., or ProMab, and Unitex Capital, Ltd., or Unitex, pursuant to which Unitex agreed to transfer all its rights and obligations under its Exclusive License Agreement with ProMab dated April 19, 2017 to us, or the ProMab Agreement. Under the ProMab Agreement, we received an exclusive license to develop and commercialize certain CAR-T technology related to our GC007g, GC007F and GC019F product candidates in the field of human therapeutics in Greater China, which we refer to as the ProMab Licensed Technology. As of the date of this annual report, we have made an upfront payment of US$0.9 million to ProMab, including a license fee and one milestone payment and are subject to up to a total of approximately US$2.3 million additional milestone payments to ProMab under the ProMab Agreement. Pursuant to the ProMab Agreement, we are required to use reasonable commercial efforts to develop, commercialize and market the ProMab Licensed Technology with diligent research and development, testing, government approval, manufacturing, marketing and sale or lease of such technology.

ProMab has the right, at its option, upon written notice to us to terminate the ProMab Agreement or convert all exclusive licenses granted under the ProMab Agreement to nonexclusive licenses if we fail to make any payments, commit a material breach, or challenge the validity or enforceability of any patents or patent applications included within the ProMab Licensed Technologies. In addition, ProMab can convert all exclusive licenses granted under the ProMab Agreement to nonexclusive licenses if we have failed to achieve certain clinical development milestones. We have the right to terminate the ProMab Agreement upon two months’ prior written notice at any time without cause, and without incurring any additional obligation, liability or penalty, or upon notice if ProMab commits a material breach under the ProMab Agreement. Upon termination of the ProMab Agreement, all rights and licenses granted to us will be terminated and we must cease to manufacture or sell the ProMab Licensed Technology. Upon termination of the ProMab Agreement for any reason other than breach by ProMab, we will permit ProMab and their future licensees to utilize, reference and otherwise have the benefit of all regulatory approvals of, or clinical trials or other studies conducted on, and all filings made with regulatory agencies with respect to, the ProMab Licensed Technology.

Our License Agreement with FutureGen

In May 2021, we entered into an Exclusive License Agreement with FutureGen Biopharmaceutical Co., Ltd., or FutureGen, pursuant to which we received from FutureGen an exclusive, royalty-bearing license to research, develop, manufacture, commercialize, or otherwise exploit certain CLDN18.2 antibodies related technology in the field of engineered or modified immune cell therapies worldwide, which we refer to as the FutureGen Licensed Technology. Under this license agreement with FutureGen, or the FutureGen Agreement, we have the right to grant sublicenses at our sole discretion and are required to pay to FutureGen a non-refundable sub-license fee. We are also required to pay royalties to FutureGen on a product-by-product and region-by-region basis. As of the date of this annual report, we have made a non-refundable mid-six figure dollar license upfront payment to FutureGen and are subject to up to a total of approximately US$26 million non-refundable milestone payments to FutureGen.

FutureGen has the right to terminate the FutureGen Agreement upon written notice if we commit a breach of any provision under the FutureGen Agreement where a timely cure is not provided, or if we have failed to achieve certain clinical development milestones. We have the right to terminate the FutureGen Agreement upon written notice if FutureGen commits a breach of any provision under the FutureGen Agreement where a timely cure is not provided, or if all the patents included within the FutureGen Licensed Technologies are declared non-patentable or invalid by a non-appealable decision. Upon termination of the FutureGen Agreement, we are required to immediately cease using any of the FutureGen Licensed Technologies except that we are permitted to sell any products actually in our possession on the effective date of termination.

Our License Agreement with Seagen

In March 2023, we entered into a License Agreement with Seagen Inc., or Seagen, pursuant to which we received from Seagen (i) a worldwide license to certain patent rights that Seagen owns, which we refer to as the Seagen Licensed Patents, to conduct pre-clinical research on cell therapy products, as well as (ii) a worldwide license to conduct pre-clinical and clinical research on, and to make, have made, export, import, use, sell, offer for sale, and otherwise commercialize exploit, up to five cell therapy products that are developed by us or our affiliates and meet certain requirements, which we refer to as the Seagen Licensed Products. Under this license agreement with Seagen, or the Seagen Agreement, each license is non-exclusive and sub-licensable, subject to certain conditions. We are also required to pay to Seagen a non-refundable sub-license fee and an additional product fee for each of the third, fourth and fifth Seagen Licensed Products designated by us. As of the date of this annual report, we have made a non-refundable seven figure dollar payment of upfront fee to Seagen and are subject to up to a total of approximately US$45 million non-refundable payments to Seagen, including a sublicense fee and additional product milestone payments.

Seagen has the right to terminate the Seagen Agreement upon written notice if we commit a material breach of the Seagen Agreement and fail to provide a timely cure. In addition, Seagen has the right to terminate the Seagen Agreement upon 60 days’ written notice to us in the event that we or our affiliates take any action, including knowingly providing financial or other assistance to any third party, to challenge in a court or administrative proceeding any claim of a Seagen Licensed Patent as being invalid, unenforceable or otherwise not patentable. We have the right to terminate the Seagen Agreement upon 30 days’ advanced written notice to Seagen at any time for convenience. Upon termination of the Seagen Agreement, all licenses granted to us will be terminated and we are required to promptly notify our sublicensees of such termination. The sublicensee is permitted to enter into an agreement directly with Seagen on substantially the same terms and conditions as those obligating us under the Seagen Agreement if the sublicensee is in conformity with the terms of its sublicense with us.

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

We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for our product candidates. The period of validity for a registered trademark in China is ten years, commencing from the date of registration. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be canceled. For more comprehensive regulations related to intellectual property protection in China, see “—Regulation—PRC Regulation—Regulatory Protections.” For more information regarding the risks related to trademarks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property—Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.”

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

Regulation

United States Regulation

The Food and Drug Administration (FDA) and other regulatory authorities at federal, state, and local levels, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various manufacturing, preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

In the United States, the FDA regulates biologic products under the Federal Food, Drug and Cosmetic Act, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Our product candidates are subject to regulation by the FDA as biologics. Biologics require the submission of a Biologics License Applications (BLA) and licensure, which constitutes approval, by the FDA before being marketed in the United States. None of our product candidates has been approved by the FDA for marketing in the United States, and we currently have no BLAs pending. Failure to comply with applicable FDA or other requirements at any time during product development, clinical testing, the approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, suspension or revocation of approved applications, warning letters, product recalls, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following procedures:

●	completion of preclinical laboratory tests and animal studies performed in accordance with the Code of Federal Regulations (CRF) and/or FDA’s good laboratory practices (GLP);

●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
●	approval by an independent Institutional Review Board (IRB, equivalent to Ethics Committee) at each clinical site before the trial is commenced;
●	performance of adequate and well-controlled human clinical trials to establish the safety and effectiveness of the proposed biologic product candidate for its intended indications;
●	preparation and submission of a BLA to the FDA when adequate data are obtained from pivotal clinical trials;
●	a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
●	satisfactory completion of an FDA Advisory Committee review, if applicable;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practice (cGMP) and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices (GCP); and
●	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to the first clinical trial with a product candidate in the United States, we must submit an Investigational New Drug (IND) application to the FDA. An IND application is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND application is on the general investigational plan and the protocol(s) for clinical studies. The IND application also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls (CMC) information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 calendar days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. If the IND sponsor is not able to address FDA’s concerns satisfactorily within the 30-day time frame, the IND may be placed on clinical hold. The IND sponsor and the FDA must resolve any outstanding concerns or questions before the IND is cleared by the FDA and then the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Generally, a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board (DSMB) which provides recommendation on whether or not a study should move forward at designated check points based on access to certain data from the study. The DSMB may recommend halting of the clinical trial if it determines that there is an unacceptable safety risk for subjects or on other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with escalating doses, and, if possible, to gain early evidence on efficacy. For investigational products developed for oncology indications, the Phase 1 trials are normally conducted in patients with serious or life-threatening diseases without other treatment alternatives.
●	Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to the larger and more expensive Phase 3 clinical trials. For certain indications in patients with serious or life-threatening diseases and with no available therapies, it may be possible to obtain BLA approval based on data from Phase 2 trials if a positive benefit risk profile is demonstrated.
●	Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

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

Once an original BLA has been submitted, FDA has 60 days to determine whether the application can be filed. If FDA determines that an application to be deficient, on its face, in a way that precludes a complete review, FDA may not accept the application for review and may issue a refuse-to-file letter to the sponsor. If FDA determines the application is fillable, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facilities in which the product is manufactured, processed, packed, or held meet standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

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

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the commercial product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue a Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy (REMS) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition an approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Even after the approval of a product, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualified product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, in which case the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

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

Additionally, products studied for their safety and efficacy in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

In 2017, FDA established a new regenerative medicine advanced therapy (RMAT) designation as part of its implementation of the 21st Century Cures Act, which was signed into law in December 2016. The RMAT designation program is intended to fulfill the 21st Century Cures Act requirement that FDA facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. Like fast track and breakthrough therapy designation, RMAT designation provides potential benefits that include more frequent meetings with the FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review.

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

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals; and
●	product seizure or detention, or refusal of the FDA to permit the import or export of products.

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

Biosimilars and Reference Product Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA) which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product.

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

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approvals. Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. As there is no uniform policy of coverage and reimbursement for drug products among third-party payors in the United States, coverage and reimbursement policies for drug products can differ significantly from payor to payor. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our drug products. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

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

In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the 2020 federal spending package permanently eliminate, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. In addition, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with ACA’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. In March 2020, the Supreme Court granted a writ of certiorari and agreed to review the judgement of the federal appeals court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the ACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the ACA will remain in effect in its current form for the foreseeable future. However, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through December 31, 2020, unless additional Congressional action is taken. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 included a $135 billion allowance over 10 years to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, the Trump administration previously released a “Blueprint,” or plan, to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket costs of drug products paid by consumers. The Department of Health and Human Services (HHS) has solicited feedback on some of these measures and has implemented others under its existing authority. The FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. On November 23, 2020, a trio of industry groups sued HHS and FDA, seeking to enjoin the final rule, and a few days later, Canada passed an interim order banning the export of certain drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. HHS was sued over the rule, which was challenged as arbitrary and capricious under the Administrative Procedure Act. In response, the government agreed to delay the effective date and evaluate the rule adopted by the previous administration. In the interim, the status quo has been restored. The likelihood of implementation of any of the other Trump administration reform initiatives is uncertain, particularly in light of the transition to the Biden administration. However, the Biden administration will continue to work on healthcare access and affordability with an expectation that it will protect and build on the ACA. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect health reform initiatives to continue. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

To implement the regulatory reform introduced by the Innovation Opinion, the NPC and the NMPA has been revising the fundamental laws, regulations and rules regulating pharmaceutical products and the industry, which include the framework law known as the PRC Drug Administration Law, or Drug Administration Law. Drug Administration Law was promulgated by the Standing Committee of the NPC on September 20, 1984 and last amended on August 26, 2019 and took effect as of December 1, 2019. The Drug Administration Law is implemented by a high-level regulation issued by the State Council referred to as the Implementing Regulations of the PRC Drug Administration Law. The NMPA has its own set of regulations further implementing Drug Administration Law; the primary one governing CTAs, marketing approval, and post-approval amendment and renewal is known as the Drug Registration Regulation, or DRR. The DRR (Trial) was published in 2002 by SFDA and the DRR was promulgated by the State Food and Drug Administration, or the SFDA (the predecessor of CFDA and NMPA) on February 28, 2005 and the latest amendment of DRR promulgated by the State Administration for Market Regulation, or the SAMR, in January 2020 took effect as of July 1, 2020. Although the NMPA has issued several notices and proposed regulations in 2018 and 2019 to implement the reforms, the implementing regulations for many of the reforms in the Innovation Opinion have not yet been finalized and issued, and therefore, the details regarding the implementation of the regulatory changes remained uncertain in some respects.

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

NMPA also permits conditional approval of certain medicines based on early phase clinical trial data. Post-approval the applicant may need to conduct one or more post-market studies. The agency has done this for drugs that meet unmet clinical needs for life-threatening illnesses and also for drugs that treat orphan indications. In 2018, NMPA and NHC established special channels to review and approve new drugs urgently needed for clinical use that have been approved in the US, EU and Japan within the last ten years.

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

Trial Approval

The clinical trials conducted in China for new drug registration purposes must be approved and conducted at pharmaceutical clinical trial institutions which shall be under the filing administration. In October 2014, the CFDA, National Health and Family Planning Commission and National Administration for Chinese Medicine issued Administration Rule for the Project of Clinical Trial Conducted by Medical and Healthcare Institution, pursuant to which, clinical trials conducted by medical and healthcare institution shall only be implemented in medical and healthcare institution upon project approved by such medical and healthcare institution, and after the approval of such clinical trial project, such medical and healthcare institution shall file such approval with the medical and healthcare authority that issues its operating license for records. For imported drugs, proof of foreign approval is required prior to the trial, unless the drug has never been approved anywhere in the world. In addition to a standalone China trial to support development, imported drug applicants may establish a site in China that is part of an international multi-center trial, or IMCT, at the outset of the global trial. Domestically manufactured drugs are not subject to foreign approval requirements, and in contrast to prior practice, the NMPA has recently decided to permit those drugs to conduct development via an IMCT as well.

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

Drug Clinical Trial Registration

According to the DRR, after the completion of the relevant pharmaceutical, pharmacological and toxicological research, the applicant may submit relevant research materials to CDE for applying for the approval to conduct drug clinical trial. The CDE will organize pharmaceutical, medical and other technicians to review the application and to decide whether to approve the drug clinical trial within 60 working days of the date of acceptance of the application. Once the decision is made, the result will be notified to the applicant through the website of the CDE and if no notice of decision is issued within the aforementioned time limit, the application of clinical trial shall be deemed as approval. The Registration Measures further requires that the applicant shall, prior to conducting the drug clinical trial, register the information of the drug clinical trial plan, etc. on the Drug Clinical Trial Information Platform. During the drug clinical trials, the applicant shall update registration information continuously, and register information of the outcome of the drug clinical trial upon completion. The applicant shall be responsible for the authenticity of the drug clinical trial information published on the platform. On September 6, 2013, the CFDA released the Announcement on Drug Clinical Trial Information Platform, pursuant to which, the applicant shall complete trial pre-registration within one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and shall complete registration of certain follow-up information before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration and registration is not obtained within one year after obtaining the clinical trial approval, the applicant shall submit an explanation, and if the procedure is not completed within three years, the clinical trial approval shall automatically be annulled.

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

Trial Exemptions and Acceptance of Foreign Data

The NMPA may reduce requirements for clinical trials and data, depending on the drug and the existing data. The NMPA has granted waivers for all or part of trials and has stated that it will accept data generated abroad (even if not part of a global study), including early phase data, that meets its requirements. On July 10, 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data, or the Guidance Principles, as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of foreign clinical trials must meet the authenticity, completeness, accuracy and traceability requirements and such data must be obtained consistent with the relevant requirements under the GCP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH. Sponsors must be attentive to potentially meaningful ethnic differences in the subject population.

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

On August 6, 2003, the SFDA promulgated the PRC’s GCP to improve the quality of clinical trials. According to the latest PRC’s GCP jointly issued by NMPA and MHC and came into effect on July 1, 2020, the sponsor shall provide insurance to the subjects participating in the clinical trial and bear the cost of the treatment and the corresponding financial compensation for the subjects who suffer harm or death related to the trial. The sponsor shall provide legal and economic guarantee compatible with the nature and degree of risk of clinical trials to the investigator and clinical trial institution, but harm or death caused by the fault or negligence of the investigator or clinical trial institution shall be excluded. Pursuant to the Innovation Opinion, the accreditation of the institutions for drug clinical trials shall be subject to record-filing administration. The conduct of clinical trials must adhere to the PRC’s GCP, and the protocols must be approved by the ethics committees. Pursuant to the newly amended Drug Administration Law, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019 and effective from December 1, 2019, drug clinical trial institutions shall be under filing administration. Entities that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed. CDE also issued a number of the guidelines for clinical trials. For example, In December 2021, CDE promulgated Technical Guidelines for the Application of Biomarkers in Clinical Research and Development of Antitumor Drugs and the Guidelines for Comprehensive Analysis of the Effectiveness of Drug Clinical Research (Trial).

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

Regulations on Securities Offering and Listing Outside of the PRC

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Measures, for public comments. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, whose such overseas securities offering or listing shall be completed before September 30, 2023, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (b) offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (c) the controlling shareholders and the actual controller of the Issuer, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (d) the issuer is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (e) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

Furthermore, on February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effective from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

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

Medicinal products can only be commercialized in the European Economic Area after a marketing authorization, or MA, has been obtained. There are two types of marketing authorizations:

●	The centralized MA, which is issued by the European Commission through the Centralised Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entirety of the EEA. The Centralised Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto immune and viral diseases. The Centralised Procedure is optional for products containing an active substance not authorized in the EEA before May 20, 2004, for products that constitute a significant therapeutic, scientific or technical innovation or for which a centralized authorization would be in the interest of patients.
●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralised Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

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

The European Union also provides opportunities for market exclusivity. For example, in the European Union, upon receiving marketing authorization, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic or biosimilar application. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. Products receiving orphan designation, can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product’s market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

●	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;
●	the applicant consents to a second orphan medicinal product application; or
●	the applicant cannot supply sufficient quantities of the orphan medicinal product.

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

Contractual Arrangements with the VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among the WFOE, the VIE and its shareholders. These contractual arrangements enable us to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE and its subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIE and its subsidiary when and to the extent permitted by PRC law. As a result of these contractual arrangements, Gracell Cayman is considered the primary beneficiary of the VIE and the VIE’s subsidiaries for accounting purposes and is able to consolidate the financial results of the VIE and VIE’s subsidiary in the consolidated financial statements in accordance with U.S. GAAP. Investors in the ADSs or our ordinary shares would not hold any ownership interest, directly or indirectly, in the VIE and its subsidiary in China and would merely have a contractual relationship with the operating entities in China.

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

In the opinion of AllBright Law Offices, our PRC legal counsel:

●	the ownership structures of the VIE and the WFOE do not and will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among the WFOE, the VIE and the shareholders of the VIE governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.   Property, Plants and Equipment

Our principal research and development center is located at Building 3, 418 Guilin Road, Xuhui District, Shanghai, China with approximately 45,500 square feet of space. Our process development center is located at 12th Floor, Building 1, No. 926, Yishan Road, Xuhui District, Shanghai, China with approximately 14,900 square feet of space. Our GMP facility is located at Building 12, Block B, Phase II, Biobay Industrial Park, 218 Sangtian Street, Suzhou Industrial Park, Jiangsu Province, China with approximately 66,000 square feet of space. In March 2021, we opened our Suzhou office at Northwest 2F, GCL R&D Building, No. 28, Xinqing Road, Suzhou Industrial Park, Jiangsu Province, China with approximately over 15,000 square feet of office space. We established our Beijing branch company in February 2021 to support clinical study and the address is 17F1-A11, 1st Floor, Building 5, Courtyard 7, Liqing Road, Chaoyang District, Beijing, China. In March 2022, we expanded our Shanghai Office at 41st Floor, Building A, No. 188 Hongbaoshi Road, Changning District, Shanghai, China with approximately 24,300 square feet of office space. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

Since inception, we have incurred significant operating losses and experienced negative operating cash flows. Our net losses were RMB211.9 million, RMB451.8 million and RMB607.5 million (US$88.1 million) for each year ended December 31, 2020, 2021 and 2022, respectively. Our net cash used in operating activities was RMB198.1 million, RMB304.6 million and RMB482.6 million (US$70.0 million) for each year ended December 31, 2020, 2021 and 2022, respectively. We expect to continue to incur net losses and experience negative operating cash flows for the foreseeable future, and we expect that our research and development expenses, administrative expenses and capital expenditures will continue to increase substantially for the foreseeable future in connection with our ongoing activities, as we:

●	continue our ongoing and planned research and development of our product candidates, including but not limited to, GC012F for the treatment of r/r MM, NDMM and B-NHL, GC502 for the treatment of B-cell malignancies, and GC007g for the treatment of B-ALL;
●	continue our ongoing and planned clinical activities for our other product candidates, including those we are developing for the treatment of B-ALL, B-NHL, AML and solid tumors;
●	continue our ongoing and planned research and development activities;
●	seek to discover and develop additional product candidates and further expand our clinical product pipeline;
●	seek regulatory approvals for any product candidates that successfully complete clinical trials;
●	continue to scale up manufacturing capacity with the aim of securing sufficient quantities to meet our capacity requirements for clinical trials and potential commercialization;
●	establish sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;
●	develop, maintain, expand and protect our intellectual property portfolio;
●	hire additional clinical, quality control, manufacturing and administrative personnel; and
●	expand our operations globally.

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

Significant Components of Our Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research activities and include:

●	cost of personnel engaged in research and development activities, including salaries, benefits and share-based compensation expense, if any;
●	costs of funding research performed by third parties including laboratory, contract research organization, and other investigator and vendor expenses related to the execution of preclinical and clinical trials;
●	costs related to production of preclinical and clinical materials;
●	facilities and other expenses, which include expenses for rent and maintenance of facilities, depreciation and amortization expense and other supplies;
●	expenses related to regulatory activities, including filing fees paid to regulatory agencies; and
●	fees for maintaining licenses under our third-party licensing agreements.

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

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors that include, but are not limited to, the following:

●	per patient trial costs;
●	the number of patients that participate in the trials;
●	the number of sites included in the trials;
●	the countries in which the trials are conducted;
●	the length of time required to enroll eligible patients;
●	the number of doses that patients receive;
●	the drop-out or discontinuation rates of patients;
●	potential additional safety monitoring or other studies requested by regulatory agencies;
●	the duration of patient follow-up;
●	the efficacy and safety profile of the product candidates;
●	the cost and timing of manufacturing of our product candidates;
●	the number of trials required for regulatory approval;
●	the receipt of regulatory approvals from applicable regulatory authorities;
●	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities; and
●	the extent to which we establish collaboration, licensing or similar arrangements and the performance of any related third parties.

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

Results of Operations

Comparison of Years Ended December 31, 2021 and 2022

The following table summarizes our results of operations for the years ended December 31, 2021 and 2022:

	For the Years Ended December 31,
				Year-Over-Year
	2021	2022		Change
	RMB	RMB	US$	RMB	US$

	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Licensing and collaboration revenue	366	—	—	(366)	(53)
Operating expenses:
Research and development expenses	(326,899)	(485,388)	(70,375)	(158,489)	(22,979)
Administrative expenses	(137,040)	(139,270)	(20,192)	(2,230)	(323)
Loss from operation	(463,573)	(624,658)	(90,567)	(161,085)	(23,355)
Interest income	9,116	23,917	3,468	14,801	2,146
Interest expense	(5,063)	(6,737)	(977)	(1,674)	(243)
Other income	9,120	8,001	1,160	(1,119)	(162)
Foreign exchange loss, net	(1,297)	(8,169)	(1,184)	(6,872)	(996)
Others, net	(57)	159	23	216	31
Loss before income tax	(451,754)	(607,487)	(88,077)	(155,733)	(22,579)
Income tax expense	—	(22)	(3)	(22)	(3)
Net loss	(451,754)	(607,509)	(88,080)	(155,755)	(22,582)

Operating Expenses

Research and Development Expenses

Research and development expenses for the year ended December 31, 2022 were RMB485.4 million, compared to RMB326.9 million for the year ended December 31, 2021. This increase of RMB158.5 million was primarily due to (i) an increase of RMB36.0 million in preclinical studies and clinical trials from RMB136.8 million for the year ended December 31, 2021 to RMB172.8 million for the year ended December 31, 2022, as a result of manufacturing and other costs to support the progression of our preclinical studies and clinical trials; (ii) an increase of RMB31.2 million in payroll and other personnel expenses from RMB74.9 million for the year ended December 31, 2021 to RMB106.1 million for the year ended December 31, 2022, as a result of expanded research and development headcount; (iii) an increase of RMB11.6 million in depreciation expenses from RMB42.8 million for the year ended December 31, 2021 to RMB54.4 million for the year ended December 31, 2022, as a result of depreciation of manufacturing facilities; (iv) an increase of RMB82.3 million in professional services, from RMB26.1 million for the year ended December 31, 2021 to RMB108.4 million for the year ended December 31, 2022, as a result of various projects during the course of 2022; (v) a decrease of RMB5.1 million in share-based compensation, from RMB15.7 million for the year ended December 31, 2021 to RMB10.6 million for the year ended December 31, 2022; and (vi) an increase of RMB2.5 million in other expenses from RMB30.6 million for the year ended December 31, 2021 to RMB33.1 million for the year ended December 31, 2022.

Our key research and development projects for the years ended December 31, 2021 and 2022 were GC012F and GC007g. GC012F is our lead FasTCAR autologous CAR-T product candidate that is being studied in investigator-initiated Phase 1 trials in China for two indications, MM and B-NHL. Our research and development expenses for GC012F increased by RMB111.1 million from RMB99.5 million for the year ended December 31, 2021 to RMB210.6 million for the year ended December 31, 2022, primarily because we enrolled additional patients to the ongoing investigator-initiated Phase 1 trials to evaluate GC012F for the treatment of r/r MM, NDMM and B-NHL, and prepared and submitted IND applications in both US and China to initiate Phase 1/2 trials in r/r MM. GC007g is a donor-derived CD19-directed allogeneic CAR-T cell therapy and our most clinically advanced product candidate. Our research and development expenses for GC007g increased by RMB12.9 million from RMB72.3 million for the year ended December 31, 2021 to RMB85.2 million for the year ended December 31, 2022, as we engaged in more clinical development activities for this product candidate during the course of 2022 following the grant of approval from the NMPA on December 24, 2020 for a seamless Phase 1/2 registrational trial. We have reduced the spending on GC019F clinical activities as we prioritized the development of FasTCAR-enabled dual-targeting programs such as GC012F. Our research and development expense for other product candidates in clinical, preclinical and earlier stages increased by RMB34.5 million from RMB155.1 million for the year ended December 31, 2021 to RMB189.6 million for the year ended December 31, 2022, as we continued to invest in our overall research and development efforts.

Administrative Expenses

Administrative expenses for the year ended December 31, 2022 were RMB139.3 million (US$20.2 million), compared to RMB137.0 million for the year ended December 31, 2021. This increase of RMB2.3 million (US$0.3 million) was primarily due to an increase of RMB14.6 million in payroll and personnel expenses as a result of expansion of administrative functions, an increase of RMB15.3 million in professional services, an increase of RMB3.6 million in other expenses, offset by a decrease of RMB31.2 million in share-based compensation.

Interest Income, Other Income and Foreign Exchange Gain

Interest income for the year ended December 31, 2022 was RMB23.9 million (US$3.5 million), compared to RMB9.1 million for the year ended December 31, 2021. This increase of RMB14.8 million (US$2.1 million) was primarily attributable to the increase of interest rate, Interest expense for the year ended December 31, 2022 was RMB6.7 million (US$1.0 million) compared to RMB5.1 million for the year ended December 31, 2021. This increase of RMB1.6 million (US$0.2 million) was primarily attributable to the new borrowings incurred during 2022. Other income for the year ended December 31, 2022 was RMB8.0 million (US$1.2 million), compared to RMB9.1 million for the year ended December 31, 2021. This decrease of RMB1.1 million (US$0.2 million) was primarily due to a decrease in subsidies we received from the PRC local government in 2022.

Foreign exchange loss for the year ended December 31, 2022 was RMB8.2 million (US$1.2 million), compared to foreign exchange loss of RMB1.3 million for the year ended December 31, 2021. This increase of RMB6.9 million (US$1.0 million) was primarily attributable to unfavorable foreign exchange rate fluctuating (RMB versus US dollar) during the year ended December 31, 2022.

Income Tax Expense

We incurred nil and RMB 22 thousand income tax expense for the years ended December 31, 2021 and 2022, respectively.

Comparison of Years Ended December 31, 2020 and 2021

The following table summarizes our results of operations for the years ended December 31, 2020 and 2021:

	For the Years Ended December 31,			Year-Over-Year
	2020	2021		Change
	RMB	RMB	US$	RMB	US$

	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Licensing and collaboration revenue	—	366	57	366	57
Operating expenses:
Research and development expenses	(168,830)	(326,899)	(51,298)	(158,069)	(24,805)
Administrative expenses	(45,566)	(137,040)	(21,505)	(91,474)	(14,354)
Loss from operation	(214,396)	(463,573)	(72,746)	(249,177)	(39,101)
Interest income	2,870	9,116	1,430	6,246	980
Interest expense	(2,155)	(5,063)	(794)	(2,908)	(456)
Other income	4,707	9,120	1,431	4,413	693
Foreign exchange gain (loss), net	(2,914)	(1,297)	(204)	1,617	254
Others, net	(12)	(57)	(9)	(45)	(7)
Loss before income tax	(211,900)	(451,754)	(70,892)	(239,854)	(37,638)
Income tax expense	—	—	—	—	—
Net loss	(211,900)	(451,754)	(70,892)	(239,854)	(37,638)

Operating Expenses

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021 were RMB326.9 million, compared to RMB168.8 million for the year ended December 31, 2020. This increase of RMB158.1 million was primarily due to (i) an increase of RMB60.1 million in preclinical studies and clinical trials from RMB76.7 million for the year ended December 31, 2020 to RMB136.8 million for the year ended December 31, 2021, as a result of manufacturing and other costs to support the progression of our preclinical studies and clinical trials; (ii) an increase of RMB37.3 million in payroll and other personnel expenses from RMB37.6 million for the year ended December 31, 2020 to RMB74.9 million for the year ended December 31, 2021, as a result of expanded research and development headcount; (iii) an increase of RMB21.7 million in depreciation expenses from RMB21.1 million for the year ended December 31, 2020 to RMB42.8 million for the year ended December 31, 2021, as a result of depreciation of manufacturing facilities; (iv) an increase of RMB19.3 million in professional services, from RMB6.8 million for the year ended December 31, 2020 to RMB26.1 million for the year ended December 31, 2021, as a result of various projects during the course of 2021; (v) an increase of RMB15.7 million in share-based compensation, from nil for the year ended December 31, 2020 to RMB15.7 million for the year ended December 31, 2021, as a result of completion of the Company’s IPO and additional share-based awards issued; and (vi) an increase of RMB4.0 million in other expenses from RMB26.6 million for the year ended December 31, 2020 to RMB30.6 million for the year ended December 31, 2021.

Our key research and development projects for the years ended December 31, 2020 and 2021 were GC012F, GC007g, and GC019F. GC012F is our lead FasTCAR autologous CAR-T product candidate that is being studied in investigator-initiated Phase 1 trials in China for two indications, MM and B-NHL. Our research and development expenses for GC012F increased by RMB76.3 million from RMB23.2 million for the year ended December 31, 2020 to RMB99.5 million for the year ended December 31, 2021, primarily because we enrolled additional patients to the ongoing investigator-initiated Phase 1 trials. GC007g is a donor-derived CD19-directed allogeneic CAR-T cell therapy and our most clinically advanced product candidate. Our research and development expenses for GC007g increased by RMB38.0 million from RMB34.3 million for the year ended December 31, 2020 to RMB72.3 million for the year ended December 31, 2021, as we engaged in more clinical development activities for this product candidate during the course of 2021 following the grant of approval from the NMPA on December 24, 2020 for a seamless Phase 1/2 registrational trial. Our research and development expenses for GC019F, another FasTCAR autologous CAR-T product candidate, decreased by RMB11.2 million from RMB66.5 million for the year ended December 31, 2020 to RMB55.3 million for the year ended December 31, 2021, as we concluded the investigator-initiated Phase 1 trials for this product candidate in China in 2020, had initiated the Phase 1 trial for this product candidate in China but had not yet engaged in substantive clinical development for such Phase 1 trial by the end of 2021. Our research and development expense for other product candidates in clinical, preclinical and earlier stages increased by RMB54.9 million from RMB44.8 million for the year ended December 31, 2020 to RMB99.8 million for the year ended December 31, 2021, as we continued to invest in our overall research and development efforts.

Administrative Expenses

Administrative expenses for the year ended December 31, 2021 were RMB137.0 million (US$21.5 million), compared to RMB45.6 million for the year ended December 31, 2020. This increase of RMB91.4 million (US$14.4 million) was primarily due to an increase of RMB44.8 million (US$7.0 million) for share-based compensation due to completion of IPO and additional share-based awards issued, an increase of RMB21.6 million (US$3.4 million) in personnel costs attributable to the expansion of administrative functions, an increase of RMB8.9 million (US$1.4 million) for insurance expenses, an increase of RMB6.1 million (US$1.0 million) for rental expenses, an increase of RMB3.0 million (US$0.5 million) for office and travel expenses, an increase of RMB1.7 million (US$0.3 million) for professional services and an increase of RMB1.2 million (US$0.2 million) for depreciation expenses.

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

B.   Liquidity and Capital Resources

We do not currently have any approved products and have not generated any revenue from product sales. We have funded our operations to date primarily through a combination of equity and debt financing. In 2022, we had received proceeds of RMB104.6 million (US$15.2 million) from our term loan facilities with commercial banks. As of December 31, 2022, we had RMB1,458.2 million (US$211.4 million) in cash and cash equivalents and short-term investments.

Cash Flows

The following table shows a summary of our cash flow:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(198,149)	(304,550)	(482,648)	(69,978)
Net cash used in investing activities	(93,941)	(41,616)	(48,332)	(7,008)
Net cash generated from financing activities	756,467	1,456,185	33,324	4,832
Net (decrease)/increase in cash and cash equivalents	442,250	1,074,698	(374,361)	(54,277)
Cash and cash equivalents at the beginning of the period	312,058	754,308	1,829,006	265,181
Cash and cash equivalents at the end of the period	754,308	1,829,006	1,454,645	210,904

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was RMB482.6 million (US$70.0 million), primarily attributable to a net loss of RMB607.5 million (US$88.1 million), a decrease of other non-current liabilities of RMB1.6 million and a decrease of lease liabilities of RMB19.0 million, which were partially offset by an adjustment from the RMB58.8 million (US$8.5 million) recognized in depreciation and amortization, RMB24.1 million in share-based compensation, a decrease of RMB14.1 million in prepayments and other current assets and an increase of RMB16.9 million in accrued liabilities and other liabilities.

Net cash used in operating activities for the year ended December 31, 2021 was RMB304.6 million, primarily attributable to a net loss of RMB451.8 million and an increase of RMB10.0 million in prepayments and other current assets, which were partially offset by an adjustment from the RMB44.9 million recognized in depreciation and amortization, RMB60.4 million in share-based compensation and an increase of RMB43.8 million in accrued liabilities and other liabilities.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was RMB48.3 million (US$7.0 million), attributable to an increase of RMB48.3 million (US$7.0 million) in purchase of property, equipment and software and RMB261.2 million (US$37.9 million) in short-term investments, partially offset by proceeds of RMB261.2 million (US$37.9 million) from the disposal of short-term investments.

Net cash used in investing activities for the year ended December 31, 2021 was RMB41.6 million, attributable to an increase of RMB56.7 million in purchase of property, equipment and software and RMB10.0 million in short-term investments, partially offset by proceeds of RMB25.1 million from the disposal of short-term investments.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2022 was RMB33.3 million (US$4.8 million), attributable to proceeds of RMB0.3 million (US$0.1 million) from the exercise of options and RSUs and proceeds of RMB104.6 million (US$15.2 million) from bank borrowings, partially offset by RMB68.5 million (US$9.9 million) in repayment of bank borrowings and RMB3.1 million (US$0.5 million) in payment of ATM offering cost.

Net cash provided by financing activities in the year ended December 31, 2021 was RMB1, 456.2 million, attributable to proceeds of RMB1,449 million from the issuance of ordinary shares and proceeds of RMB71.2 million from bank borrowings, partially offset by RMB51.3 million in repayment of bank borrowings and RMB14.5 million of payment of IPO costs.

Loan Agreements

Loan Agreement with Bank of China

On January 15, 2020, one of our PRC operating entities Suzhou Gracell Biotech entered into a loan agreement with Suzhou Industrial Park Branch of Bank of China, under which Suzhou Gracell Biotech may borrow an aggregate principal amount of RMB69.0 million (US$10.8 million) in the form of a term loan with a term of 72 months commencing from the first drawdown date. Interest on the outstanding loan balance accrues at a variable annual rate equal to the five-year loan prime rate plus 0.2%. We are required to make interest payments on the loan on a quarterly basis and payments of principal according to the agreed repayment schedule which will commence from the end of the 42nd month after the first drawdown date. The loan agreement contains customary covenants that, among other things, require Suzhou Gracell Biotech to obtain written approval from Suzhou Industrial Park Branch of Bank of China for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. The loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2022, RMB44.3 million (US$6.4 million) was outstanding under the loan agreement with Suzhou Industrial Park Branch of Bank of China.

Loan Agreements with China Construction Bank

On December 30, 2022, Suzhou Gracell Biotech entered into a loan agreement with China Construction Bank, under which Suzhou Gracell Biotech borrowed additional RMB20.0 million (US$2.9 million) for a term of 12 months at a fixed annual rate equal to the one-year loan prime rate plus 0.15%. We are required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. The loan agreement contains customary covenants that, among other things, require Suzhou Gracell Biotech to obtain written approval from China Construction Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. The loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2022, RMB20.0 million (US$2.9 million) was outstanding under the loan agreements with China Construction Bank.

Loan Agreement with China Merchants Bank

On July 24, 2020, Suzhou Gracell Biotech entered into a loan agreement with Suzhou Branch of China Merchants Bank, under which Suzhou Gracell Biotech obtained a term loan facility of RMB29.0 million (US$4.6 million) for a term of 60 months commencing from June 2, 2020 and ending on June 1, 2025. During the term, Suzhou Gracell Biotech may make multiple drawdowns within the facility limit. Interest on the outstanding loan balance accrues quarterly at a variable annual rate equal to the one-year loan prime rate plus 1%. We are required to make interest payments on the loan on a quarterly basis and repay principal on a semi-annual basis unless otherwise agreed by the parties. The loan agreement contains customary covenants that, among other things, require Suzhou Gracell Biotech to obtain written approval from Suzhou Branch of China Merchants Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. The loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2022, RMB10.1 million (US$1.5 million) was outstanding under the loan agreement.

Loan Agreement with China CITIC Bank

On August 5, 2022, Suzhou Gracell Biotech entered into a loan agreement with China CITIC Bank, under which Suzhou Gracell Biotech obtained a term loan facility of RMB20.0 million (US$2.9 million) for a term of 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year loan prime rate plus 0.15%. Under the loan agreement, we are required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. The loan agreement contains customary covenants that, among other things, require Suzhou Gracell Biotech to obtain written approval from China Construction Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect the interest of China CITIC Bank. The loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may be entitled to penalties or declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2022, RMB20.0 million (US$2.9 million) was outstanding under the loan agreement.

Loan Agreements with Hangzhou Bank

In March and August 2022, Suzhou Gracell entered into two loan agreements with Hangzhou Bank. Under each agreement Suzhou Gracell borrowed a principal amount of RMB20.0 million (US$2.9 million) and RMB15.0 million (US$2.2 million) respectively in the form of a term loan for 12 months. The effective interest rate of these borrowings is 4.35% and 3.76% per annum, respectively. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. Each loan agreement contains customary covenants that, among other things, require Suzhou Gracell to obtain written approval from Hangzhou Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. Each loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable. As of December 31, 2022, RMB35.0 million (US$5.1 million million) was outstanding under these loan agreements.

Loan Agreements with China Industrial Bank

In March and June 2022, Suzhou Gracell entered into three loan agreements with China Industrial Bank. Under each agreement Suzhou Gracell borrowed a principal amount of RMB9.9 million (US$1.4 million), RMB9.9 million (US$1.4 million) and RMB9.8 million (US$1.4 million) respectively in the form of a term loan for 12 months. The effective interest rate of these borrowing is 4.3% per annum. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term. Each loan agreement contains customary covenants that, among other things, require Suzhou Gracell to obtain written approval from Hangzhou Bank for merger, consolidation or division, reducing registered capital, making investments, disposing of assets, increasing debt financing or other transactions that may adversely affect its ability to make payments under the loan. Each loan agreement also contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan, upon which the bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable.

As of December 31, 2022, RMB29.6 million (US$4.3 million) was outstanding under these loan agreements.

Contracts of Maximum Guarantee with China Industrial Bank

On January 26, 2022, Gracell Bioscience entered into a contract of maximum guarantee with China Industrial Bank, under which Gracell Bioscience agreed to, among other things, jointly and severally assume the guarantee liability under this contract and perform the liability for repayment of debts on behalf of Suzhou Gracell Biotech under such loan agreement to be entered into between Suzhou Gracell Biotech and China Industrial Bank during December 7, 2021 and December 6, 2022. The guarantee period for Gracell Bioscience in connection with each financing by Suzhou Gracell Biotech is generally three years commencing from the expiration date of debt performance period under the financing. The maximum amount of repayment liability assumed by Gracell Bioscience is RMB29.9 million (US$4.3 million).

On January 26, 2022, Shanghai Gracell Biotech entered into a contract of maximum guarantee with China Industrial Bank, under which Shanghai Gracell Biotech agreed to, among other things, jointly and severally assume the guarantee liability under this contract and perform the liability for repayment of debts on behalf of Suzhou Gracell Biotech under such loan agreement to be entered into between Suzhou Gracell Biotech and China Industrial Bank during December 7, 2021 and December 6, 2022. The guarantee period for Shanghai Gracell Biotech in connection with each financing by Suzhou Gracell Biotech is generally three years commencing from the expiration date of debt performance period under the financing. The maximum amount of repayment liability assumed by Shanghai Gracell Biotech is RMB29.9 million (US$4.3 million).

Contract of Maximum Guarantee with China CITIC Bank

On June 21, 2022, Gracell Bioscience entered into a contract of maximum guarantee with China CITIC Bank, under which Gracell Bioscience agreed to, among other things, jointly assume the guarantee liability under this contract if Suzhou Gracell Biotech fails to discharge or fully discharge its debt upon the expiration of the discharge period of a single debt under such loan agreement to be entered into between Suzhou Gracell Biotech and China CITIC Bank during June 21, 2022 and June 21, 2023. The guarantee period for Gracell Bioscience is generally three years commencing from the expiration of the debt discharge period under the debt. The maximum amount of repayment liability assumed by Gracell Bioscience is RMB50.0 million (US$7.2 million).

On June 21, 2022, Shanghai Gracell Biotech entered into a contract of maximum guarantee with China CITIC Bank, under which Shanghai Gracell Biotech agreed to, among other things, jointly assume the guarantee liability under this contract if Suzhou Gracell Biotech fails to discharge or fully discharge its debt upon the expiration of the discharge period of a single debt under such loan agreement to be entered into between Suzhou Gracell Biotech and China CITIC Bank during June 21, 2022 and June 21, 2023. The guarantee period for Shanghai Gracell Biotech is generally three years commencing from the expiration of the debt discharge period under the debt. The maximum amount of repayment liability assumed by Shanghai Gracell Biotech is RMB50.0 million (US$7.2 million).

Contracts of Maximum Guarantee with Hangzhou Bank

On August 17, 2022, Gracell Bioscience entered into a contract of maximum guarantee with Hangzhou Bank, under which Gracell Bioscience agreed to, among other things, jointly assume the guarantee liability under this contract if Suzhou Gracell Biotech fails to discharge or fully discharge its debt upon the expiration of the discharge period of a single debt under such loan agreement to be entered into between Suzhou Gracell Biotech and Hangzhou Bank during August 17, 2022 and August 16, 2023. The guarantee period for Gracell Bioscience is generally three years commencing from the expiration of the debt discharge period under the debt. The maximum amount of repayment liability assumed by Gracell Bioscience is RMB110.0 million (US$15.9 million)

On August 17, 2022, Shanghai Gracell Biotech entered into a contract of maximum guarantee with Hangzhou Bank, under which Shanghai Gracell Biotech agreed to, among other things, jointly assume the guarantee liability under this contract if Suzhou Gracell Biotech fails to discharge or fully discharge its debt upon the expiration of the discharge period of a single debt under such loan agreement to be entered into between Suzhou Gracell Biotech and Hangzhou Bank during August 17, 2022 and August 16, 2023. The guarantee period for Shanghai Gracell Biotech is generally three years commencing from the expiration of the debt discharge period under the debt. The maximum amount of repayment liability assumed by Shanghai Gracell Biotech is RMB110.0 million (US$15.9 million).

Funding Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our operating lease obligations and our capital expenditures.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2022:

	Less than	1 to 3	3 to 5	More than 5
	1 Year	Years	Years	Years	Total

	(in RMB thousands)
Operating Lease obligations	18,151	6,652	—	—	24,803

Our operating lease obligations related to our leases of offices, GMP facility and research centers. For the years ended December 31, 2020, 2021 and 2022, total rental related expenses for all operating leases amounted to RMB11.5 million, RMB16.3 million and RMB18.7 million (US$2.7 million), respectively.

Capital Expenditure

We incurred capital expenditure of RMB79.4 million, RMB56.7 million and RMB48.4 million (US$7.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively, primarily in connection with our expenditure for the purchase of property and equipment. These purchases primarily relate to (i) equipment used for research and production activities and (ii) renovation in Suzhou facility. We intend to fund our future capital expenditure through our existing cash balance and other financing alternatives. We expect that our capital expenditures will continue to increase to support the growth of our business.

We do not currently have any approved products and have not generated any revenue from product sales. We have funded our operations to date primarily through a combination of equity and debt financing. In 2022, we had received proceeds of RMB104.6 million (US$15.2 million) from our term loan facilities with commercial banks. As of December 31, 2022, we had RMB1,458.2 million (US$211.4 million) in cash and cash equivalents and short-term investments.

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

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

●	the timing, receipt and amount of sales of any future approved or cleared products, if any;
●	the scope, progress, results and costs of researching and developing our existing product candidates or any future product candidates, and conducting preclinical studies and clinical trials;
●	the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our existing product candidates or any future product candidates;

●	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
●	the number and characteristics of any additional product candidates we develop or acquire;
●	the cost of manufacturing our product candidates and any products we successfully commercialize, including costs associated with developing our manufacturing capabilities;
●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
●	the extent to which we acquire or in-license other product candidates and technologies;
●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;
●	the expenses needed to attract and retain skilled personnel and senior management; and
●	the costs associated with being a public company.

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

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period-to-period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. For the years ended December 31, 2020, 2021 and 2022, the Company does not have an accounting estimate that is considered critical.

Item 6.Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
William Wei Cao, Ph.D. B.M.	64	Founder, Chairman of the Board and Chief Executive Officer
David Guowei Wang M.D., Ph.D.	61	Director
Guotong Xu M.D., Ph.D.	65	Director
Wendy Hayes	53	Director
Christophe Kin Ping Lee	54	Director
Wendy Li	64	Chief Medical Officer
Samuel Zhang	55	Chief Business Officer
Yili Kevin Xie, Ph.D.	52	Chief Financial Officer

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

Wendy Li, M.D., has served as our Chief Medical Officer since August 2022. Dr. Li has over 20 years of experience leading all critical aspects of clinical and medical operations at early-stage and large pharmaceutical organizations in the U.S. and China. Her expertise spans both clinical development and medical affairs, including leading early- and late-stage clinical trials for several therapeutic candidates for the treatment of hematological malignancies and solid tumors, and overseeing over 30 successful Investigational New Drug applications (INDs), New Drug Applications (NDAs) and Biologics License Applications (BLAs) that led to several multi-billion-dollar blockbuster drugs. Prior to joining us, Dr. Li served as CMO of EXUMA Biotech, where she provided strategic medical and clinical leadership for the advancement of its cell therapy pipeline in the U.S. and Asia. She has also held clinical development and medical affairs leadership positions at Pfizer, Sanofi, Genentech, and Sihuan Pharmaceutical. Dr. Li holds an M.D. from Sun Yat-Sen University of Medical Sciences.

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

Samuel Zhang has served as our Chief Business Officer since July 2022. Dr. Samuel Zhang has over 20 years of industry experience, covering the entire drug development spectrum, and the expertise to integrate key scientific, commercial, and clinical/regulatory perspectives to facilitate strategic business decisions including business development transactions. Dr. Zhang has a long history and broad exposure of deal making at large pharm and small biotech. Prior to joining Gracell, Dr. Zhang served as Chief Business Officer at Rockville Maryland-based NeoImmuneTech, another publicly traded biotech company, from 2019 to 2022. While there, he defined the company’s overall business strategy with his cross-functional leadership and oversaw business development including deal initiation, deal execution, and alliance management. Prior to NeoImmuneTech, he was Vice President of Strategy at Merus (Nasdaq: MRUS) from 2017 to 2019. He has also held various management positions at Novartis, Pfizer, Bristol-Myers Squibb (BMS), and Eli Lilly, responsible for product and portfolio strategies, business development, global and U.S. product launches, and global medical strategy. Dr. Zhang believed in cancer immunotherapy while a graduate student at Columbia University decades ago and became professionally dedicated to Immuno-Oncology in 2009, before its success today. While at BMS, he helped bring the world’s first anti-PD-1 antibody nivolumab to full development, leading to initial product approval in 2L NSCLC and approximately US$5 billion each year in sales two years post launch. Dr. Zhang received his PhD from Columbia University and his B.S. from Peking University.

B.   Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately RMB18.0 million (US$2.6 million) in cash and benefits to our executive officers and non-employee directors. For stock option grants to our executive officers and directors, see ”—Third Amended and Restated 2017 Employee Stock Option Plan” and “—2020 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Third Amended and Restated 2017 Employee Stock Option Plan

We have adopted an employee stock option plan, which was amended and restated in October 2020. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be granted under our employee stock option plan is 10,216,234 ordinary shares. As of March 31, 2023, awards to purchase a total of 8,037,080 ordinary shares have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following paragraphs summarize the principal terms of our employee stock option plan.

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

2020 Share Incentive Plan

To promote the success and enhance the value of our company, in December 2020, our shareholders and board of directors approved the 2020 Share Incentive Plan, or the 2020 Plan, which became effective in January 2021. Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance, or the Award Pool, shall initially be 10,081,980, equal to three percent (3%) of the ordinary shares of our company outstanding immediately upon completion of our initial public offering in January 2021. The Award Pool will be increased on an annual basis on the first calendar day of each fiscal year of our company during the term of 2020 Plan commencing on January 1 of the year following the year in which this offering occurs, by the lesser of (i) an amount equal to one percent (1%) of the total number of ordinary shares of our company issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of ordinary shares as may be determined by our board of directors. As of February 1, 2023, 7,026,464 ordinary shares were reserved for future award grants under the 2020 Plan. As of March 31, 2023, awards to purchase a total of 9,684,190 ordinary shares have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following paragraphs summarizes the principal terms of the 2020 Plan:

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

The following table summarizes, as of April 21, 2023, the options granted under our share incentive plans to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares &
	RSUs	Exercise Price
Name	Underlying Awards	(US$/Share)	Date of Grant	Date of Expiration
William Wei Cao	303,030	—	January 1, 2021	January 30, 2031
	289,020	—	February 24, 2022	February 24, 2032
	606,060	1.65	January 1, 2021	January 1, 2031
	1,000,000	1.65	January 13, 2021	January 13, 2031
	1,302,415	0.692	February 24, 2022	February 24, 2032
David Guowei Wang	—	—	—	—
Guotong Xu	*	0.30	September 1, 2017	August 31, 2027
	*	4.36	February 1, 2021	February 1, 2031
Wendy Hayes	*	—	January 8, 2021	January 8, 2031
	*	—	January 7, 2022	January 7, 2023
Christophe Kin Ping Lee	*	—	July 9, 2021	July 9, 2031
	*	—	February 24, 2022	February 24, 2032
Yili Kevin Xie	*	—	February 24, 2022	February 24, 2032
	*	1.06	July 16, 2020	July 16, 2030
	*	1.65	January 13, 2021	January 13, 2031
	*	4.64	April 13, 2021	April 13, 2031
Wendy Li	*	0.662	August 1, 2022	August 1, 2032
Samuel Zhang	*	0.814	July 18, 2022	July 18, 2032
Other grantees	7,847,730	0.30 (August 8, 2017 through November 16, 2018) 1.06 (January 18, 2019 through July 16, 2020) 1.65 (November 3, 2020 through January 13, 2021) 4.64 (March 15, 2021 through April 13, 2021) 0.4 (March 6, 2023)	From August 8, 2017	Ten years from date of award
Total	17,721,270
*	Less than 1% of our total outstanding ordinary shares.

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

Audit Committee

Our audit committee consists of Wendy Hayes, Guotong Xu and Christophe Kin Ping Lee. Wendy Hayes is the chairperson of our audit committee. We have determined that each of Wendy Hayes, Guotong Xu and Christophe Kin Ping Lee satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. We have determined that Wendy Hayes satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●	selecting the independent auditors;
●	reviewing and approving the independent auditors’ annual engagement letter;
●	review responsibilities, budget, compensation and staffing of our internal audit function;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and pre-approving related party transactions;
●	reviewing and discussing the annual audited financial statements with management and the independent auditor;
●	reviewing and discussing with management and the independent auditors about all critical accounting policies and practices to be used;
●	reviewing reports prepared by management and/or the independent auditors relating to significant financial reporting issues and judgments;
●	reviewing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
●	discussing policies with respect to risk assessment and risk management with management and internal auditors;

●	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, and all other material written communications between the independent auditors and management;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
●	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

Our compensation committee consists of William Wei Cao, David Guowei Wang and Wendy Hayes. William Wei Cao is the chairperson of our compensation committee. We have determined that Wendy Hayes satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Our compensation committee is responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising our overall compensation plans;
●	reviewing and evaluating the performance of our directors and relevant executive officers and determining the compensation of relevant executive officers;
●	reviewing and approving any severance or termination agreements to be made with any executive officers;
●	reviewing our general compensation plans and other employee benefit plans, including our incentive compensation plan and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of William Wei Cao, Guotong Xu and Wendy Hayes. William Wei Cao is the chairperson of our nominating and corporate governance committee. We have determined that each of Wendy Hayes and Guotong Xu satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;
●	reviewing annually with our board of directors the current composition of our board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and
●	advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;
●	appointing attorneys for our company;
●	selecting and removing senior management;
●	providing employee benefits and pensions;
●	managing our company’s finance and bank accounts;
●	evaluating the performance and determining the compensation level of chief executive officer;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless otherwise determined by our company in general meeting, our company shall have not less than three (3) directors, and there shall be no maximum number of directors. Our directors will be divided into three (3) classes designated as follows:

Our directors will be divided among the three classes as follows:

●	Class I, which will consist of Christophe Kin Ping Lee, whose term will expire at our annual meeting of shareholders in 2024; and
●	Class II, which will consist of Guotong Xu and David Guowei Wang, whose term will expire at our annual meeting of shareholders in 2025;
●	Class III, which will consist of William Wei Cao and Wendy Hayes, whose term will expire at our annual meeting of shareholders in 2023.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix (as of March 31, 2023)

Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

				Did Not
				Disclose
	Female	Male	Non- Binary	Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

D.   Employees

We had a total of 202, 348, and 314 full-time employees as of December 31, 2020, 2021 and 2022, respectively. Of the 314 full-time employees as of December 31, 2022, 260 hold medical, technical or scientific credentials and qualifications, 254 were engaged in research and development activities and 60 were engaged in business development, finance, information systems, facilities, human resources or administrative support.

Most of our employees are located in Suzhou and Shanghai, China. None of our employees are subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

E.   Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 21, 2023:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 338,576,187 ordinary shares issued and outstanding as of April 21, 2023, excluding 24,814,479 ordinary shares issued to depositary bank as of April 21, 2023, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans.

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers**:
William Wei Cao (1)	82,243,155	24.1
David Guowei Wang	—	—
Guotong Xu	*	*
Wendy Hayes	*	*
Christophe Kin Ping Lee	*	*
Wendy Li	*	*
Yili Kevin Xie	*	*
Samuel Zhang	*	*
All Directors and Executive Officers as a Group	84,621,380	24.7
Principal Shareholders:
Gracell Venture Holdings Limited (1)	79,269,010	23.4
TLS Beta Pte. Ltd.(2)	49,509,702	14.6
Entities affiliated with LAV (3)	25,406,680	7.5
Entities affiliated with OrbiMed (4)	47,488,870	14.0
*	Less than 1% of our total issued and outstanding ordinary shares.
**

Business address of Dr. William Wei Cao, Dr. Wendy Li, Dr. Samuel Zhang and Dr. Yili Kevin Xie is Building 12, Block B, Phase ll, Biobay Industrial Park, 218 Sangtian St., Suzhou Industrial Park, Jiangsu Province, China. Dr. David Guowei Wang’s business address is Unit 4706, Raffles City Shanghai Office Tower, 268 Middle Xizang Road, Huangpu District, Shanghai, China. Dr. Guotong Xu’s business address is Room 102, No.18, Lane 29, Lingling Road, XuHui District, Shanghai, China. Ms. Wendy Hayes’s business address is 2370 Roanoke Trail, Reno, NV 89523. Christophe Kin Ping Lee’s business address is 2A, Sea Cliff Mansions, 19 Repulse Bay Road, Hong Kong.

Notes:

(1)

Represents (i) 15,853,802 ADSs directly held by Gracell Venture Holdings Limited, representing 79,269,010 ordinary shares, and (ii) 594,829 ADSs that William Wei Cao has the rights to acquire within 60 days of December 31, 2022, representing 2,974,145 ordinary shares. Gracell Venture Holdings Limited is wholly owned by Land Blossom Limited, a company incorporated in the British Virgin Islands. Land Blossom Limited, under The Cao Family Trust, or the Trust, established under the law of Republic of Singapore and managed by VISTRA Trust (Singapore) Pte. Limited, or the Trustee, is wholly owned and managed by the Trustee. Dr. William Wei Cao is the Settlor of the Trust and Dr. Cao and his family members are the Trust’s beneficiaries. Under the terms of the Trust, Dr. Cao has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Gracell Venture Holdings Limited in our company. The registered address of Gracell Venture Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

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

(4)

Represents 47,488,870 ordinary shares (in the form of ADSs) held by OrbiMed Advisors LLC, a Delaware corporation, OrbiMed Asia GP III, L.P., and OrbiMed Capital LLC, a Delaware corporation, on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities, as reported on Schedule 13D filed by OrbiMed Advisors LLC on March 29, 2023. OrbiMed Asia Partners III, L.P. (“OAP III”), a limited partnership organized under the laws of the Cayman Islands, holds 6,972,080 ADSs. OrbiMed Asia GP III, L.P. (“OAP GP III”) is the general partner of OAP III, OrbiMed Advisors III Limited (“Advisors III”) is the general partner of OAP GP III, and OrbiMed Advisors LLC (“OrbiMed Advisors”) is the investment manager of OAP III. OrbiMed Genesis Master Fund, L.P. (“Genesis”), a limited partnership organized under the laws of the Cayman Islands, holds 305,748 ADSs. OrbiMed Genesis GP LLC (“Genesis GP”) is the general partner of Genesis, and OrbiMed Advisors is the managing member of Genesis GP. OrbiMed New Horizons Master Fund, L.P. (“New Horizons”), a limited partnership organized under the laws of the Cayman Islands, holds 305,748 ADSs. OrbiMed New Horizons GP LLC (“ONH GP”) is the general partner of New Horizons, and OrbiMed Advisors is the managing member of ONH GP. The Biotech Growth Trust PLC (“BIOG”), a publicly-listed investment trust organized under the laws of England, holds 813,504 ADSs, and OrbiMed Partners Master Fund Limited (“OPM”), an exempted company under the laws of Bermuda, holds 1,100,694 ADSs. OrbiMed Capital LLC (“OrbiMed Capital”) is the portfolio manager of BIOG and the investment advisor of OPM. OrbiMed Advisors and OrbiMed Capital exercise the investment and voting power through management committees comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the ADSs held by OAP III, Genesis, New Horizons, BIOG and OPM. The principal business address of OrbiMed Capital LLC and OrbiMed Advisors LLC is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

To our knowledge, as of April 21, 2023, a total of 340,491,950 ordinary shares were held by one record holder in the United States, The Bank of New York Mellon, the depositary of our ADS program (including 24,814,479 ordinary shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans). This number represented approximately 93.7% of the 363,390,666 total issued shares.

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

Contractual Arrangements with The VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Transactions with Unitex Capital Ltd.

In the year ended December 31, 2020, we paid RMB2,631 thousand (US$381 thousand) for professional service fee to Unitex Capital Ltd, an entity controlled by Dr. William Wei Cao. In the year ended December 31, 2021, we paid RMB3,354 thousand (US$526 thousand) for professional service fee to Unitex Capital Ltd. In the year ended December 31, 2022, we paid RMB10,885 thousand (US$1,578 thousand) for professional service fee to Unitex Capital Ltd.

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to our amended and restated memorandum and articles of association and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or the credit standing in our company’s share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the ordinary shares transferred are free of any lien in favor of our company; and
●	a fee of such maximum sum as The Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our amended and restated memorandum of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights;
●	the rights and terms of redemption and liquidation preferences; and
●	any other powers, preferences and relative, participating, optional and other special rights.

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Pursuant to section 6 of the Tax Concessions Act (as amended) of the Cayman Islands, the Company may obtain an undertaking from the Governor-in-Cabinet that:

(i)	no law which is enacted in the Cayman Islands imposing any tax to be levied on profit or income or gains or appreciations shall apply to the Company or its operations; and
(ii)	no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:
●	on or in respect of the shares, debenture, or other obligations of the Company; or
●	by way of withholding in whole or in party of any relevant payment as defined in section 6(3) of the Tax Concessions Act (as amended).

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address any U.S. federal non-income tax considerations, including estate or gift tax considerations, the Medicare contribution tax on net investment income, the alternative minimum tax or the special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	corporations that accumulate income to avoid U.S. federal income tax;
●	broker-dealers;
●	dealers or traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	governmental organizations;
●	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar for U.S. federal income tax purposes;
●	investors required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;
●	investors that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our shares and our company if, as a result of such actions, the holders of ADSs representing our ordinary shares are not properly treated as beneficial owners of the underlying shares.

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

Based on our estimated income, assets and market capitalization for 2022, we may have been a PFIC for 2022. While we hold a substantial amount of cash and cash equivalents our PFIC status for any taxable year will depend primarily on the average value of our goodwill. Because our market capitalization has declined substantially since our initial public offering (including in recent months), if the value of our goodwill is determined by reference to our market capitalization there is a significant risk that we will be a PFIC for our taxable year 2023, and possibly future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The treatment of our goodwill as a passive or active asset will depend on the allocation of our goodwill to our business assets, which is subject to significant uncertainty. Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of the ADSs, which may be volatile). Therefore, declines in our market capitalization would adversely affect our PFIC status for any taxable year. Our status may also depend, in part, on how quickly we utilize our current cash balances in our business. Furthermore, prior to the commercialization of any of our product candidates, for any taxable year interest or other passive income may constitute 75% or more of our total gross income. Moreover, it is not entirely clear how the contractual arrangements between us, the VIE and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is treated as owned by us for these purposes. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Because our PFIC status is a factual determination, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election or a QEF election (each as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we were, are or become a PFIC, including the possibility of making a mark-to-market election or QEF election.

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

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

J.  Annual Report to Security Holders

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

As of December 31, 2022, we had RMB-denominated cash of RMB219.9 million (US$31.9 million). We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in a decrease of RMB22.0 million (US$3.0 million) in our total assets as of December 31, 2022, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in an increase of RMB22.0 million (US$3.5 million) in our total assets as of December 31, 2022.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents and short-term investments of RMB1,458.2 million (US$211.4 million) as of December 31, 2022. We generally hold our cash in interest-bearing money market accounts. Due to the short-term maturities of our cash equivalents and short-term investments and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents and short-term investments.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office space may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

D.   American Depositary Shares

Fees and Charges ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	● Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	● Depositary services
Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	● Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2022, we did not receive reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-251494) (the ”F-1 Registration Statement”) in relation to our initial public offering of 12,650,000 ADSs representing 63,250,000 ordinary shares, at an initial offering price of US$19.00 per ADS. Our initial public offering closed in January 2021. Citigroup Global Markets, Inc., Jefferies LLC, Piper Sandler & Co. and Wells Fargo Securities, LLC were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 12,650,000 ADSs and received a total amount of US$220.2 million in net proceeds.

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

For the period from January 7, 2021 to December 31, 2022, we used approximately US$129.4 million of the net proceeds from our initial public offering for research and development, logistics management and other general corporate purposes. We intend to continue to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no material changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our management drives continuous improvement thereafter with all internal control related practices.

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

	For the Year Ended
	December 31,
	2021	2022
Audit fees (1)	US$1,018	US$1,037
All other fees (2)	US$23	US$—
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

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage exemptions afforded to us. See “Item 3. Key Information—D. Risk Factors— Risks Related to the ADSs—As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.” We have elected to or intend to follow home country practice in lieu the following requirements:

●	the requirement that each member of the compensation committee must be an independent director as set forth in Nasdaq Rule 5605(d)(2)(A);
●	the requirement that director nomination should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors as set forth in Nasdaq Rule 5605(e)(1);
●	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and
●	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

For the immediately preceding annual financial statement period, our auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that the PCAOB was unable to inspect or investigate completely) issued an audit report for us.

As of the date of this annual report and to our best knowledge:

(i)	none of our shares or the shares of our consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;
(ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our consolidated foreign operating entities;
(iii)	none of the members of our board of directors or the board of directors of our operating entities is an official of the Chinese Communist Party; and
(iv)	our or our operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

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

4.1

Third Amended and Restated 2017 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.2

2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333- 251494))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.4

Form of Director Agreement between the Registrant and a director of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.5

Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.6

Spouse Consent Letter from the spouse of a shareholder of Shanghai Gracell Biotech, dated November 10, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.7

Technical Consultation and Service Agreement between Gracell Bioscience and Shanghai Gracell Biotech dated January 3, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.8

Business Cooperation Agreement between Gracell Bioscience and Shanghai Gracell Biotech dated January 3, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.9

Amendment to Voting Rights Proxy Agreement and Power of Attorney among Shanghai Gracell Biotech, Gracell Bioscience and Dr. William Wei Cao dated November 10, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.10

Voting Rights Proxy Agreement and Power of Attorney among Shanghai Gracell Biotech, Gracell Bioscience and Xiaomi Hua dated November 10, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.11

Equity Pledge Supplementary Agreement among Gracell Bioscience, Shanghai Gracell Biotech and Dr. William Wei Cao dated November 10, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.12

Equity Pledge Agreement among Gracell Bioscience, Shanghai Gracell Biotech and Xiaomi Hua dated November 10, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.13

Amendment to Call Option Agreement among Gracell Bioscience, Shanghai Gracell Biotech and Dr. William Wei Cao dated November 10, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.14

Call Option Agreement among Gracell Bioscience, Shanghai Gracell Biotech and Xiaomi Hua dated November 10, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.15∧

Exclusive License Agreement between Unitex Capital, Ltd and Promab Biotechnologies, Inc. dated April 19, 2017 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.16∧

Amended and Restated No. 1 to Exclusive License Agreement with Sublicensing Terms among Shanghai Gracell Biotech, Unitex Capital, Ltd and Promab Biotechnologies, Inc. dated November 29, 2017 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

4.17∧

Exclusive License Agreement between FutureGen Biopharmaceutical Co., Ltd. and Gracell Biotechnologies (HK) Limited, dated May 11, 2021 (incorporated herein by reference to Exhibit 4.17 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2022 (File No. 001-39838)).

4.18∧

Manufacturing Services Agreement between Lonza Houston, Inc., Suzhou Gracell Biotechnologies Co., Ltd., and Gracell Biopharmaceuticals, Inc., dated March 31, 2021 (incorporated herein by reference to Exhibit 4.18 of the annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2022 (File No. 001-39838)).

4.19

Sales Agreement, dated as of April 28, 2022, by and among Gracell Biotechnologies, Inc., Cantor Fitzgerald & Co. and BTIG, LLC (incorporated herein by reference to Exhibit 1.2 to the registration statement on Form F-3 filed with the Securities and Exchange Commission on June 17, 2022 (File No. 333-264545))

4.20*˄	License Agreement between Seagen Inc. and Gracell Biotechnologies, Inc., dated March 8, 2023.

8.1*	List of significant subsidiaries and consolidated affiliated entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 18, 2020 (File No. 333-251494))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent Registered Public Accounting Firm

15.2*	Consent of Harney Westwood & Riegels

15.3*	Consent of AllBright Law Offices

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*      Filed with this Annual Report on Form 20-F.

**    Furnished with this Annual Report on Form 20-F.

∧     Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted because they are both not material and the type that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2023

Gracell Biotechnologies Inc.

By:	/s/ William Wei Cao
	Name:	William Wei Cao
	Title:	Chairman of the Board of Directors and Chief Executive Officer

GRACELL BIOTECHNOLOGIES INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gracell Biotechnologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gracell Biotechnologies Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

April 25, 2023

We have served as the Company’s auditor since 2020.

GRACELL BIOTECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		1,829,006	1,454,645	210,904
Short-term investments		3,615	3,559	516
Prepayments and other current assets	3	52,459	37,551	5,443
Total current assets		1,885,080	1,495,755	216,863
Property, equipment and software, net	4	123,818	123,126	17,852
Operating lease right-of-use assets	5	29,652	21,546	3,124
Other non-current assets	6	21,587	15,849	2,298
TOTAL ASSETS		2,060,137	1,656,276	240,137
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs without recourse to the Company of RMB35,685 and RMB41,425 as of December 31, 2021 and 2022, respectively)	7	69,120	85,991	12,467
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB66,100 and RMB104,600 as of December 31, 2021 and 2022, respectively)	8	66,100	104,600	15,166
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB4,367 and RMB4,998 as of December 31, 2021 and 2022, respectively)	5	17,527	17,545	2,544
Amounts due to a related party		—	4,662	676
Current portion of long-term borrowings (including current portion of long-term borrowings of the consolidated VIEs without recourse to the Company of RMB2,376 and RMB7,844 as of December 31, 2021 and 2022, respectively)	8	2,376	7,844	1,137
Total current liabilities		155,123	220,642	31,990
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB730 and RMB4,436 as of December 31, 2021 and 2022, respectively)	5	14,830	6,485	940
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB54,349 and RMB46,505 as of December 31, 2021 and 2022, respectively)	8	54,349	46,505	6,743
Other non-current liabilities		8,464	6,879	997
TOTAL LIABILITIES		232,766	280,511	40,670
Commitments and contingencies	15
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 337,969,926 and 338,498,819 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	9	223	223	32
Additional paid-in capital		2,902,856	2,927,295	424,418
Accumulated other comprehensive (loss) income		(57,936)	73,528	10,661
Accumulated deficit		(1,017,772)	(1,625,281)	(235,644)
Total shareholders’ equity		1,827,371	1,375,765	199,467
TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY		2,060,137	1,656,276	240,137

The accompanying notes are an integral part of these consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the years ended
		December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
					(Note 2)
Revenues
Licensing and collaboration revenue		—	366	—	—
Expenses
Research and development expenses		(168,830)	(326,899)	(485,388)	(70,375)
Administrative expenses		(45,566)	(137,040)	(139,270)	(20,192)
Loss from operations		(214,396)	(463,573)	(624,658)	(90,567)
Interest income		2,870	9,116	23,917	3,468
Interest expense		(2,155)	(5,063)	(6,737)	(977)
Other income		4,707	9,120	8,001	1,160
Foreign exchange loss, net		(2,914)	(1,297)	(8,169)	(1,184)
Others, net		(12)	(57)	159	23
Loss before income tax		(211,900)	(451,754)	(607,487)	(88,077)
Income tax expense	12	—	—	(22)	(3)
Net loss		(211,900)	(451,754)	(607,509)	(88,080)
Accretion of convertible redeemable preferred shares to redemption value	10	(62,733)	(1,989)	—	—
Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders		(274,633)	(453,743)	(607,509)	(88,080)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax		(20,753)	(34,024)	131,464	19,060
Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders		(295,386)	(487,767)	(476,045)	(69,020)
Weighted average number of ordinary shares used in per share calculation:
—Basic	13	99,044,776	328,866,599	338,342,051	338,342,051
—Diluted	13	99,044,776	328,866,599	338,342,051	338,342,051
Net loss per share attributable to Gracell Biotechnologies Inc.’s ordinary shareholders
—Basic	13	(2.77)	(1.38)	(1.80)	(0.26)
—Diluted	13	(2.77)	(1.38)	(1.80)	(0.26)

The accompanying notes are an integral part of these consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares
				Accumulated
			Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	shareholders’
	Shares	Amount	capital	income (loss)	deficit	equity/(deficit)
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	99,044,776	68	—	(3,159)	(289,396)	(292,487)
Net loss	—	—	—	—	(211,900)	(211,900)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(62,733)	(62,733)
Foreign currency translation adjustment	—	—	—	(20,753)	—	(20,753)
Balance as of December 31, 2020	99,044,776	68	—	(23,912)	(564,029)	(587,873)
Net loss	—	—	—	—	(451,754)	(451,754)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(1,989)	(1,989)
Share-based compensation	—	—	60,384	—	—	60,384
Conversion of preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	173,771,220	113	1,409,412	—	—	1,409,525
Issuance of ordinary shares upon IPO and over-allotment, net of issuance cost	63,250,000	41	1,431,316	—	—	1,431,357
Exercise of options and registration of restricted share units	1,903,930	1	1,744	—	—	1,745
Foreign currency translation adjustment	—	—	—	(34,024)	—	(34,024)
Balance as of December 31, 2021	337,969,926	223	2,902,856	(57,936)	(1,017,772)	1,827,371
Net loss	—	—	—	—	(607,509)	(607,509)
Share-based compensation	—	—	24,102	—	—	24,102
Exercise of options and registration of restricted share units	528,893	—	337	—	—	337
Foreign currency translation adjustment	—	—	—	131,464	—	131,464

Balance as of December 31, 2022	338,498,819	223	2,927,295	73,528	(1,625,281)	1,375,765

The accompanying notes are an integral part of these consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(211,900)	(451,754)	(607,509)	(88,080)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and software	21,589	44,870	58,766	8,520
Share-based compensation	—	60,384	24,102	3,494
Amortization of right-of use assets and interest of lease liabilities	—	15,397	18,742	2,717
Foreign exchange (gain) loss, net	2,914	1,297	8,169	1,184
Changes in operating assets and liabilities:
Prepayments and other current assets	(18,295)	(10,040)	14,096	2,044
Amounts due to related parties	—	—	4,662	676
Accrued liabilities and other current liabilities	7,543	43,760	16,871	2,446
Other non-current assets	—	(1,619)	—	—
Lease liabilities	—	(15,309)	(18,963)	(2,749)
Other non-current liabilities	—	8,464	(1,584)	(230)
Net cash used in operating activities	(198,149)	(304,550)	(482,648)	(69,978)
Cash flows from investing activities:
Purchase of property, equipment and software	(79,400)	(56,743)	(48,388)	(7,016)
Investments in short-term investments	(28,055)	(10,000)	(261,166)	(37,866)
Proceeds from disposal of short-term investments	13,514	25,127	261,222	37,874
Net cash used in investing activities	(93,941)	(41,616)	(48,332)	(7,008)
Cash flows from financing activities:
Proceeds from initial public offering and over-allotment, net of underwriting commissions	—	1,448,959	—	—
Proceeds from exercise of options and registration of restricted share units	—	1,745	337	49
Repayment of convertible loans	(138,695)	—	—	—
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	795,420	—	—	—
Proceeds from bank borrowings	103,008	71,233	104,600	15,166
Repayments of bank borrowings	(122)	(51,294)	(68,476)	(9,928)
Payment of initial public offering costs	(3,144)	(14,458)	—	—
Payment of offering costs	—	—	(3,137)	(455)
Net cash generated from financing activities	756,467	1,456,185	33,324	4,832
Effect of exchange rate on cash and cash equivalents	(22,127)	(35,321)	123,295	17,877
Net increase (decrease) in cash and cash equivalents	442,250	1,074,698	(374,361)	(54,277)
Cash and cash equivalents at the beginning of year	312,058	754,308	1,829,006	265,181
Cash and cash equivalents at the end of year	754,308	1,829,006	1,454,645	210,904
Supplemental cashflow disclosures:
Interest paid	2,155	5,063	6,737	977
Non-cash activities:
Accretion of convertible redeemable preferred shares to redemption value	62,733	1,989	—	—
Payables for deferred initial public offering cost	14,924	—	—	—

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

As of December 31, 2022, the Company’s principal subsidiaries are as follows:

			Percentage of
	Date of	Place of	legal ownership
	incorporation	incorporation	by the Company	Principal activities
Subsidiaries
Gracell Biotechnologies Holdings Limited (“Gracell BVI”)	May 22, 2018	British Virgin Islands	100%	Investment holding
Gracell Biotechnologies (HK) Limited (“Gracell HK”)	June 7, 2018	Hong Kong	100%	Investment holding
Gracell Bioscience (Shanghai) Co., Ltd.	August 24, 2018	The PRC	100%	Research and development of innovative medicines
Gracell Biopharmaceuticals, Inc.	February 11, 2020	The United States of America	100%	Research and development of innovative medicines
Gracell Biomedicine (Shanghai) Co., Ltd.	August 19, 2020	The PRC	100%	Research and development of innovative medicines
Hainan Gracell Biomedicine Co., Ltd.	June 25, 2021	The PRC	100%	Research and development of innovative medicines
Suzhou Gracell Bioscience Co., Ltd.	July 12, 2021	The PRC	100%	Research and development of innovative medicines
VIE
Gracell Biotechnologies (Shanghai) Co., Ltd.	May 22, 2017	The PRC	—	Research and development of innovative medicines
VIE’s subsidiary
Suzhou Gracell Biotechnologies Co., Ltd. (“Suzhou Gracell”)	April 23, 2018	The PRC	—	Research and development of innovative medicines

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

(d) Contractual agreements with the VIE

The Group operates certain of its businesses in the PRC through the VIE, whose equity interests are ultimately held by the Founder and other shareholders of the Group through the VIE’s nominee shareholder.

Neither the Company nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Gracell Biotechnologies (Shanghai) Co., Ltd., or Shanghai Gracell Biotech, and the VIE’s subsidiary, Suzhou Gracell Biotechnologies Co., Ltd., or Suzhou Gracell Biotech. Instead, the Company relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE’s nominee shareholders, which allow the Company to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, the Company is considered the primary beneficiary of the VIE and the VIE’s subsidiary for accounting purposes and is able to consolidate the financial results of the VIE and VIE’s subsidiary in the consolidated financial statements in accordance with U.S. GAAP. The financial results of the VIE were included in the Group’s consolidated financial statements in accordance with the basis of presentation as stated in Note 2.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Call option agreement

The WFOE, the Group’s VIE and the nominee shareholders of the VIE have entered into a call option agreement, pursuant to which the shareholders of the VIE irrevocably granted the WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIE and the purchase price shall be the lowest price permitted by applicable PRC law. The shareholders undertake that, without the prior written consent of the WFOE, they shall not sell, transfer, mortgage or otherwise dispose of its equity interests in the VIE or allow the encumbrance thereon of any security interest, increase or decrease the registered capital of the VIE, appoint or replace any directors of the VIE, sell, transfer, mortgage or dispose of the VIE’s assets or beneficial interest in the business or revenues, conduct any merger, acquisition or investments, declare or distribute any dividend; change or amend articles of association or incur any debts or guarantee liabilities. The exclusive option agreement will remain effective until all equity interests in the VIE are transferred or assigned to the WFOE or its designated representative(s).

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

Risks in relation to the VIE structure

A significant part of the Group’s business is conducted through the VIE, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIE and the nominee shareholder are in compliance with PRC laws and regulations and is legally binding and enforceable. Nominee shareholders indicate that they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if nominee shareholders of the VIE was to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. It is possible that the Group’s operation of certain of its operations and businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaces three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

If the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiary and the VIE;
●	imposing fines, confiscating the income from the PRC subsidiary or the VIE, or imposing other requirements with which the VIE may not be able to comply;

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

●	requiring the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group’s ability to consolidate the VIE under U.S. GAAP;
●	restricting or prohibiting the Group’s use of the proceeds of the public offering to finance the Group’s business and operations in China; or
●	taking other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be the ultimate primary beneficiary of the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of the management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIE, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The Company’s management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The following financial information of the Group’s VIE and the VIE’s subsidiary as of December 31, 2021 and 2022 and for each of the three years in the period ended December 31, 2022 is included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	122,220	110,479	16,018
Short-term investments	3,615	3,559	516
Amounts due from related parties	65,705	93,705	13,586
Prepayments and other current assets	40,968	20,675	2,998
Total current assets	232,508	228,418	33,118
Property, equipment and software	60,944	44,742	6,487
Operating lease, right-of-use assets	4,827	7,911	1,147
Other non-current assets	7,983	2,746	398
TOTAL ASSETS	306,262	283,817	41,150
LIABILITIES
Current liabilities:
Amounts due to related parties	486,794	676,174	98,036
Accruals and other current liabilities	35,685	41,425	6,006
Short-term borrowings	66,100	104,600	15,166
Operating lease liabilities, current	4,367	4,998	725
Current portion of long-term borrowings	2,376	7,844	1,137
Total current liabilities	595,322	835,041	121,070
Amounts due to related parties	59,500	59,500	8,627
Long-term borrowings	54,349	46,505	6,742
Operating lease liabilities, non-current	730	4,436	643
TOTAL LIABILITIES	709,901	945,482	137,082

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Total revenue from related parties	16,906	16,226	26,415	3,830
Net loss	(100,195)	(225,650)	(263,157)	(38,154)

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Net cash used in operating activities	(84,862)	(166,777)	(210,598)	(30,534)
Net cash used in investing activities	(68,628)	(2,730)	(9,055)	(1,313)
Net cash generated from financing activities	161,086	241,978	207,912	30,144

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The VIE provided research and development related service to the WFOE and recognized revenue of RMB16.9 million, RMB16.2 million and RMB26.4million in the years ended December 31, 2020, 2021 and 2022, respectively.

The VIE received business cooperation support from the WFOE and recognized administrative expenses of nil, RMB23.0 million and RMB16.6 million in total in the year ended December 31,2020, 2021 and 2022, respectively.

The VIE received loans from the Company of RMB6.9 million, RMB29.6 million and nil in total in the years ended December 31, 2020 and 2021 and 2022, respectively.

The VIE received loans from the WFOE of RMB190.0 million, RMB192.5 million and RMB171.8 million in total in the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Company’s ability to consolidate the VIE also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and the WFOE has to vote on all matters requiring shareholders’ approval in the VIE. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate. The US$ convenience translation is not required under U.S. GAAP.

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

No impairment loss was recorded for the years ended December 31, 2020, 2021 and 2022.

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

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses in accordance with ASC 730, Research and Development. As of December 31, 2022, the Group has several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2022 as the Group did not have any plan to cancel the existing CRO or CMO contracts.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. For the years ended December 31, 2020, 2021 and 2022, no specific subsidies were received by the Group. Other subsidies of RMB 4,707, RMB 9,120 and RMB8,001 for the years ended December 31, 2020, 2021 and 2022 respectively are recognized as other income upon receipt as further performance by the Group is not required.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Group adopted ASC 842, Leases, on January 1, 2021.

Leases are classified at the inception date as either a finance lease or an operating lease. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group had no finance leases for the years ended December 31, 2021 and 2022.

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

The Group, as an emerging growth company, elected to early adopt the standard for annual reporting period beginning January 1, 2021, utilizing the modified retrospective transition method. The Group has recorded lease assets and liabilities of approximately RMB 24.5 million on its consolidated balance sheet on January 1, 2021, with no material impact to its consolidated statements of comprehensive loss and consolidated statements of cash flows.

After the initial adoption of ASC 842 on January 1, 2021, lease liability is measured at the present value of future base rent over the remaining lease terms discounted at 5%, which represents the incremental borrowing rate on January 1, 2021 for a 72 months loan term in China. ROU asset is measured as the initially recognized ROU asset less the difference between (a) cumulative straight-line expense recognized after January 1, 2021 and (b) cumulative accretion of the lease liability under the effective interest rate method after January 1, 2021.

As of December 31, 2021 and 2022, the Company had operating lease ROU assets of RMB 29.7 million and RMB 21.5 million respectively, and operating lease liabilities of RMB 32.4 million and RMB 24.0 million respectively.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income (loss) of the Group includes foreign currency translation adjustments.

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

Income taxes (Continued)

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

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB 4.29 million, RMB 15.74 million and RMB 20.59 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Concentration of risks

Concentration of credit risk

As of December 31, 2021 and 2022, the aggregate amount of cash and cash equivalents and short-term investments of RMB 1,822,364 and RMB 1,403,024 respectively, were held at major financial institutions located in the mainland of China, and RMB 10,257 and RMB 55,180, respectively, were deposited with major financial institutions located outside the mainland of China. These financial institutions are of high credit quality and management continually monitors the credit worthiness of these financial institutions.

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

Concentration of risks (continued)

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 2.5% and appreciation of 9.2% in the years ended December 31, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

New and amended standards adopted by the Group

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective for annual periods beginning after December 15, 2021. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group has adopted ASU 2019-12 and the impact of this adoption was assessed to be not material.

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

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Deductible value-added tax input	40,690	26,330	3,817
Prepayments for CRO and other services	4,614	5,296	768
Deposits	4,083	3,355	486
Deferred expenses	531	408	59
Prepayment for raw materials	2,335	1,448	210
Others	206	714	103
	52,459	37,551	5,443

4. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Machinery and laboratory equipment	100,693	138,049	20,015
Leasehold improvements	85,177	101,048	14,651
Computer Software	2,809	10,417	1,510
Construction in Progress	5,149	283	41
Others	4,785	6,890	999
Total property, equipment and software	198,613	256,687	37,216
Less: accumulated depreciation and amortization	(74,795)	(133,561)	(19,364)
Property, equipment and software, net	123,818	123,126	17,852

Depreciation and amortization expenses recognized for the years ended December 31, 2020, 2021 and 2022 were RMB 21,589, RMB 44,870 and RMB 58,766, respectively.

5. LEASES

As of December 31, 2022, the Company has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2025. The Group does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2021 and 2022 is as follows.

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Assets
Operating lease right-of-use assets	29,652	21,546	3,124
Liabilities
Operating lease liabilities, current	17,527	17,545	2,544
Operating lease liabilities, non-current	14,830	6,485	940
	32,357	24,030	3,484

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. LEASES (CONTINUED)

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2022:

	RMB	US$
		(Note 2)
For the years ending:
2023	18,151	2,632
2024	5,029	729
2025	1,623	235
2026	—	—
2027 and thereafter	—	—
Total undiscounted lease payments	24,803	3,596
Less: imputed interest	(773)	(112)
Total lease liabilities	24,030	3,484

For the years ended December 31, 2021 and 2022, total operating lease expense amounted to RMB16,338 and RMB18,742 respectively.

The below table summarizes lease costs and other information for the year ended December 31, 2022:

	As of December 31,
	2022
	RMB	US$
Lease costs		(Note 2)
Operating lease cost	18,742	2,717
Short-term lease cost	1,580	229
Total lease cost	20,322	2,946
Other information
Cash paid for amounts included in the measurement of lease liabilities	18,963	2,749
Right-of-use assets obtained in exchange for new operating lease liabilities	9,345	1,355
Weighted-average remaining lease term	1.13 years	1.13 years
Weighted-average discount rate	5.0%	5.0%

For the year ended December 31, 2022, the Company did not have variable lease cost or sublease income.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Prepayment for property, equipment and software	19,968	10,282	1,491
Long-term deposit	1,619	2,430	352
Others	—	3,137	455
	21,587	15,849	2,298

7. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Accrued external research and development related expenses	36,389	47,073	6,825
Salary and welfare payables	20,909	20,622	2,990
Professional service fees	5,161	10,252	1,486
Deferred income for reimbursement of the expenses related to the establishment of the ADS facility	2,902	2,902	421
Others	3,759	5,142	745
	69,120	85,991	12,467

8. BORROWINGS

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Current
Short-term borrowings:
Bank loans	66,100	104,600	15,166
Current portion of long-term borrowings	2,376	7,844	1,137
Total current borrowings	68,476	112,444	16,303
Non-Current
Long-term borrowings:
Bank loans	54,349	46,505	6,743
Total non-current borrowings	54,349	46,505	6,743
Total borrowings	122,825	158,949	23,046

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. BORROWINGS (CONTINUED)

Short-term borrowings

In June, July, August, November and December 2021, Suzhou Gracell entered into five loan agreements with China Construction Bank, under which Suzhou Gracell borrowed RMB6.1 million, RMB5.0 million, RMB5.0 million, RMB5.0 million, RMB5.0 million, respectively, for a term of 12 months at a fixed annual rate equal to the one-year loan prime rate plus 0.45%. These loans were paid back to the bank during 2022.

In December 2022, Suzhou Gracell entered into a loan agreement with China Construction Bank, under which Suzhou Gracell borrowed RMB20 million for a term of 12 months. The effective interest rate of this borrowing is 3.8% per annum.

Other than the interest rate, these loan agreements with China Construction Bank have substantially the same terms and conditions. The effective interest rate of these borrowing is 3.65% to 4.35% per annum.

In March 2021, Suzhou Gracell entered into a loan agreement with China CITIC Bank. Under the agreement Suzhou Gracell borrowed a principal amount of RMB10.0 million in the form of a term loan for 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year loan prime rate plus 0.15%. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay the principal at the end of the loan term. This loan was paid back to the bank during 2022.

In August 2022, Suzhou Gracell entered into a loan agreement with China CITIC Bank. Under the agreement Suzhou Gracell borrowed a principal amount of RMB20.0 million in the form of a term loan for 12 months. The effective interest rate of this borrowing is 3.8% per annum. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay the principal at the end of the loan term.

In March and June 2022, Suzhou Gracell entered into three loan agreements with China Industrial Bank Co., Ltd., under which Suzhou Gracell borrowed principal amounts of RMB9.9 million, RMB9.9 million and RMB9.8 million in the form of three term loans for 12 months. The effective interest rate of these borrowings is 4.30% per annum. Suzhou Gracell is required to make interest payments on the loans on a monthly basis and repay the principal at the end of the loan term.

In October and November 2021, Suzhou Gracell entered into two loan agreements with Hangzhou Bank. Under the agreements, Suzhou Gracell borrowed principal amounts of RMB10.0 million and RMB20.0 million in the form of two term loans for 12 months. The effective interest rate of these borrowings is 4.35% per annum. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay the principal at the end of the loan term. These loans were paid back to the bank during 2022.

In March and August 2022, Suzhou Gracell entered into two loan agreements with Hangzhou Bank. Under the agreements, Suzhou Gracell borrowed principal amounts of RMB20.0 million and RMB15.0 million in the form of two term loans for 12 months. The effective interest rate of these borrowings is 4.35% and 3.76% per annum respectively. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay the principal at the end of the loan term.

Long-term borrowings

In January 2020, Suzhou Gracell entered into a loan agreement with Bank of China, under which Suzhou Gracell obtained a term loan facility of RMB69.0 million for a term of 72 months commencing from the first drawdown date. Interest on the outstanding loan balance accrues at a variable annual rate equal to the five-year loan prime rate plus 0.2%. Suzhou Gracell is required to make interest payments on the loan on a semi-annual basis and payments of principal according to the agreed repayment schedule which will commence from the end of the 42nd month after the first drawdown date. Suzhou Gracell borrowed an aggregate principal amount of RMB44.28 million within the facility limit as of December 31, 2022. The effective interest rate of these borrowings is 4.85% to 5.00% per annum.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. BORROWINGS (CONTINUED)

Long-term borrowings (continued)

In July 2020, Suzhou Gracell entered into a loan agreement with China Merchants Bank, under which Suzhou Gracell obtained a term loan facility of RMB29.0 million for a term of 60 months commencing from June 2, 2020 and ending on June 1, 2025. During the term, Suzhou Gracell may make multiple drawdowns within the facility limit. Interest on the outstanding loan balance accrues quarterly at a variable annual rate equal to the one-year loan prime rate plus 1%. Suzhou Gracell is required to make payments of principal and interest on the loan on a semi-annual basis unless otherwise agreed by the parties. Suzhou Gracell borrowed an aggregate principal amount of RMB13.87 million within the facility limit and repaid RMB3.80 million as of December 31, 2022. The effective interest rate of these borrowings is 4.85% per annum.

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

As of December 31, 2022, 338,498,819 shares of ordinary shares were issued and outstanding.

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

The Company’s Preferred Shares activities for the periods presented are summarized below:

Mezzanine equity	Series A	Series B-1	Series B-2	Series C	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	82,334	—	465,509	—	547,843
Issuance of Series B 1 Preferred Shares	—	138,695	—	—	138,695
Issuance of Series C Preferred Shares	—	—	—	658,265	658,265
Accretion of Series A Preferred Shares to redemption value	28,134	—	—	—	28,134
Accretion of Series B-1 Preferred Shares to redemption value	—	3,786	—	—	3,786
Accretion of Series B-2 Preferred Shares to redemption value	—	—	30,290	—	30,290
Accretion of Series C Preferred Shares to redemption value	—	—	—	523	523
Balance as of December 31, 2020	110,468	142,481	495,799	658,788	1,407,536
Accretion of Series A Preferred Shares to redemption value	867	—	—	—	867
Accretion of Series B-1 Preferred Shares to redemption value	—	302	—	—	302
Accretion of Series B-2 Preferred Shares to redemption value	—	—	733	—	733
Accretion of Series C Preferred Shares to redemption value	—	—	—	87	87
Conversion of preferred shares to ordinary shares upon the IPO	(111,335)	(142,783)	(496,532)	(658,875)	(1,409,525)
Balance as of December 31, 2021	—	—	—	—	—

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

The Company concluded that the Preferred Shares are not currently redeemable, but are probable to become redeemable. The Company accreted changes in the redemption value over the period from the date of issuance to the earliest redemption date using the effective interest method. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB 36,802, RMB 62,733 and RMB 1,989 for the years ended December 31, 2019, 2020 and 2021.

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

Modification of Preferred Shares (Continued)

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

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. SHARE-BASED COMPENSATION (CONTINUED)

(a) Employee Stock Option Plan (Continued)

The following table sets forth the share options activities for the years ended December 31, 2020, 2021 and 2022:

			Weighted–	Weighted–	Weighted–
		Weighted–	Average	Average	Average
		Average	Grant	Grant	Remaining	Aggregate
	Number of	Exercise	Date	Date	Contractual	Intrinsic
	Options	Price	Fair Value	Fair Value	Term	Value
		US$ per	US$ per	RMB per
		option	option	option	Years	RMB
Outstanding at January 1, 2020	2,757,124	0.55	0.28	1.93	8.67	7,728
Granted	5,198,298	1.65	0.56	3.92	—	—
Forfeited	(545,823)	0.71	0.37	2.56	—	—
Outstanding at January 1, 2021	7,409,599	1.32	0.47	3.28	8.89	112,024
Granted	6,503,323	1.82	1.74	11.22	—	—
Forfeited	(280,222)	1.47	0.95	6.31	—	—
Exercised	(530,110)	0.51	0.28	1.89	—	—
Outstanding at January 1, 2022	13,102,590	1.60	1.10	7.21	8.86	12,335
Granted	4,314,826	0.69	0.38	2.52	—	—
Forfeited	(1,384,672)	1.45	1.14	7.52	—	—
Exercised	(164,815)	0.30	0.22	1.47	—	—
Expired	(705,383)	1.20	0.84	5.66	—	—
Outstanding at December 31, 2022	15,162,546	1.39	0.91	5.98	8.14	1,290
Vested and expected to vest at December 31, 2022	15,162,546	1.39	0.91	5.98	8.14	1,290
Exercisable at December 31, 2022	6,555,655	1.06	0.79	5.24	7.68	1,290

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

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
Risk-free interest rate	1.6%-2.1%	1.1%-1.8%	1.8%-3.7%
Dividend yield	0%	0%	0%
Expected volatility range	54.9%-58.1%	52.2%-56.4%	55.6%-57.0%
Exercise multiple	2.20-2.80	2.20-2.80	2.20-2.80
Contractual life	10 years	10 years	10 years

Since the exercisability was dependent upon the listing, and it was not probable that this performance condition could be achieved until a listing, no share-based compensation expense was recorded for the year ended December 31, 2020. The Group has recognized RMB36,004 and RMB21,747 share-based compensation expenses relating to options vested for the year ended December 31, 2021 and 2022.

Share-based compensation expenses related to options were included in:

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Research and development expenses	15,670	10,581	1,534
Administrative expenses	20,334	11,166	1,619
Total	36,004	21,747	3,153

(b) Restricted Shares Units

During the year ended December 31, 2021 and 2022, the Company granted 1,494,650 and 479,741 restricted shares units (“RSUs”) to employees, directors and consultants under the 2020 Plan, respectively.

The Company measured the fair value of the RSUs based on the Company’s stock price on the date of the award grant. As of December 31, 2022, 1,737,902 RSUs were vested, the Company recognized the share-based compensation expense of RMB 24,380 and RMB2,355 for the year ended December 31, 2021 and 2022.

Share-based compensation expenses related to RSUs were included in:

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Research and development expenses	4,052	644	93
Administrative expenses	20,328	1,711	248
Total	24,380	2,355	341

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INCOME TAX EXPENSE

PRC

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development (“R&D”) activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, effective from 2018, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Cayman Islands

Gracell Biotechnologies Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Gracell Biotechnologies Inc. is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

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

Hong Kong

Gracell HK is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the three years ended December 31, 2022, Gracell HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Gracell HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INCOME TAX EXPENSE (CONTINUED)

Hong Kong (Continued)

Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Loss before income tax	(211,900)	(451,754)	(607,487)	(88,077)
Income tax computed at respective applicable tax rate	(48,607)	(94,531)	(138,079)	(20,020)
Research and development super-deduction	(22,121)	(44,646)	(65,299)	(9,467)
Non-deductible expenses	100	193	142	21
Changes in valuation allowance	70,628	138,984	203,258	29,469
Income tax expense	—	—	22	3

Deferred tax assets

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2021 and 2022 are as follows:

	For the years ended
	December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Deferred tax assets:
Net operating loss carry forward	274,502	441,456	64,005
Capitalized research and development expenses	—	21,630	3,136
Accrued expenses	—	10,482	1,520
Capitalized Inventory	4,361	5,624	816
Depreciation and amortization of property, equipment and software	2,075	2,430	352
Others	1,843	4,417	640
Gross deferred tax assets	282,781	486,039	70,469
Less: valuation allowance	(282,781)	(486,039)	(70,469)
Total deferred tax assets, net	—	—	—

Movement of the valuation allowance is as follows:

	For the years ended
	December 31,
	2020	2021	2022
		RMB	RMB	US$
				(Note 2)
Balance as of January 1	73,169	143,797	282,781	40,999
Addition	70,628	138,984	203,258	29,470
Balance as of December 31	143,797	282,781	486,039	70,469

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

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets (Continued)

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2021 and 2022.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

13. NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022 are calculated as follows:

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Numerator:
Net loss attributable to Gracell Biotechnologies Inc.’s shareholders	(211,900)	(451,754)	(607,509)	(88,080)
Accretion of convertible redeemable preferred shares to redemption value	(62,733)	(1,989)	—	—
Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(274,633)	(453,743)	(607,509)	(88,080)
Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	99,044,776	328,866,599	338,342,051	338,342,051
Net loss per share attributable to Gracell Biotechnologies Inc.’s ordinary shareholders—basic and diluted	(2.77)	(1.38)	(1.80)	(0.26)

For the year ended December 31, 2020, assumed conversion of the Preferred Shares has not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

For the year ended December 31, 2020, the Company also has certain share options, which cannot be exercised until the Company completes IPO, that are not included in the computation of diluted losses per shares as such contingent event had not taken place.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the years ended December 31,
	2020	2021	2022
	shares	shares	shares
Convertible redeemable preferred shares	110,230,842	—	—
Share options and RSUs	—	930,498	2,851,075

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. RELATED PARTY TRANSACTIONS

a) Related Parties

Name of related parties	Relationship
William Wei Cao	Founder, CEO and a principal shareholder of the Company
Unitex Capital Ltd.	An entity controlled by the Founder

b) The Group had the following related party transactions:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Payment for professional service fee
Unitex Capital Ltd (a)	2,631	3,354	10,885	1,578

Note (a): For the years ended December 31, 2020, 2021 and 2022, the Group incurred professional service fees to Unitex Capital Ltd, in the amount of RMB2,631, RMB 3,354 and RMB10,885 respectively.

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

16. RESTRICTED NET ASSETS

The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its PRC subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s PRC subsidiaries.

In accordance with the Company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s PRC subsidiaries were established as domestic invested enterprise and therefore is subject to the above-mentioned restrictions on distributable profits.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as general reserve fund, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group.

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. RESTRICTED NET ASSETS (CONTINUED)

As of December 31, 2022, the total restricted net assets of the Company’s subsidiaries and the VIE incorporated in the PRC and subjected to restriction amounted to approximately RMB 91,626.

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company to be presented for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance S-X Rule4-08 (e)(3) and concluded that the restricted net assets of the consolidated subsidiaries did not exceed 25% of the consolidated net assets as of December 31, 2022. Therefore, it was not applicable for the Group to present the condensed financial information of the parent company.

17. SUBSEQUENT EVENTS

The Group evaluated subsequent events through April 25, 2023, the date these consolidated financial statements were issued.

In March 2023, the Group entered into a License Agreement with Seagen Inc., or Seagen, pursuant to which the Group received from Seagen a worldwide license to certain patent rights that Seagen owns. Under this license agreement with Seagen, each license is non-exclusive and sublicensable, subject to certain conditions. As of the date these consolidated financial statements were issued, the Group has made a nonrefundable seven figure US dollar payment of upfront fee to Seagen and are subject up to a total of approximately US$45 million of nonrefundable payments to Seagen.